Filed Pursuant to Rule 424(b)(1)
Registration Statement No. 333-131938
35,618,098 Preferred Shares including 23,869,565 Preferred Shares in the form of American Depositary Shares
TAM S.A.
(incorporated in the Federative Republic of Brazil)

      We are selling 5,000,000 preferred shares (of which 2,660,103 are preferred shares in the form of American Depositary Shares, or ADSs) and the selling shareholders are selling 30,618,098 preferred shares (of which 21,209,462 are preferred shares in the form of ADSs) to be sold in a global offering. Each ADS represents one preferred share. Of the total being sold by us and the selling shareholders, the underwriters are offering 11,748,533 preferred shares and 23,869,565 ADSs in the United States and other jurisdictions outside Brazil. Preferred shares will be placed outside the United States by the Brazilian underwriters identified elsewhere in this prospectus, settled in Brazil and paid for in reais. The offer of such preferred shares is being underwritten by the Brazilian underwriters pursuant to an underwriting agreement governed by Brazilian law. The closings of the international and Brazilian offerings will be conditional upon each other.
      Prior to this offering, no public market existed for the ADSs. The ADSs have been approved for listing and trading on the New York Stock Exchange, known as the NYSE, under the symbol “TAM.” Our preferred shares are listed on the São Paulo stock exchange, Bolsa de Valores de São Paulo — BOVESPA, known as BOVESPA, under the symbol “TAMM4.” The closing price of our preferred shares on BOVESPA on March 9, 2006 was R$42.30 per preferred share, which is equivalent to approximately US$19.57 per share, based upon an exchange rate of R$2.1615 to US$1.00.
      The international underwriters have an option to purchase a maximum of 3,580,435 additional ADSs to cover over-allotments of ADSs. The Brazilian underwriters also have an option to purchase a maximum of 1,762,279 additional preferred shares to cover over-allotments of preferred shares in the concurrent Brazilian offering.
      Investing in the preferred shares and the ADSs involves risks. See “Risk Factors” beginning on page 13.
      Price: R$42.00 per preferred share and US$19.43 per ADS

			Underwriting Discounts		Proceeds to TAM		Proceeds to Selling
	Price to Public		and Commissions		S.A.		Shareholders

Per ADS	US$	19.43	US$	0.58	US$	18.85	US$	18.85

Total	US$	692,059,644	US$	20,761,789	US$	94,235,500	US$	577,062,355
      The ADSs are expected to be delivered on or about March 14, 2006.
      Investors residing outside Brazil, including institutional investors, may purchase our preferred shares only if they comply with the foreign portfolio investment registration requirements of Instruction No. 325, dated January 27, 2000 of the Brazilian Securities Commission (Comissão de Valores Mobiliários, or CVM), and Resolution No. 2,689, dated January 26, 2000, of the Brazilian National Monetary Council (the Conselho Monetário Nacional, or CMN) or through foreign direct investment procedures as provided in Law No. 4,131 dated September 27, 1962, as amended.
      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Credit Suisse	Pactual Capital Corporation

Merrill Lynch & Co.
Citigroup
JPMorgan
UBS Investment Bank
The date of this prospectus is March 10, 2006.

i

PRESENTATION OF FINANCIAL AND CERTAIN OTHER INFORMATION
      You should rely only on the information contained in this prospectus. Neither we nor the selling shareholders have authorized anyone to provide you with information that is different from the information contained in this prospectus. This document may only be used where it is legal to sell these securities. The information in this prospectus is accurate only as of the date of this prospectus, regardless of when this prospectus is delivered or when any sale of ADSs or our preferred shares occurs.
      The offering of preferred shares is being made in Brazil by a Portuguese-language prospectus that has been filed with the CVM and has the same date as this prospectus but has a different format. This offering is being made in the United States and elsewhere outside Brazil solely on the basis of the information contained in this prospectus.
      U.S. investors purchasing preferred shares must be authorized to invest in Brazilian Securities under the requirements for foreign portfolio investments established by the Brazilian National Monetary Council (Conselho Monetário Nacional, or CMN) and the Brazilian Securities Commission (Comissão de Valores Mobiliários, or CVM) or through foreign direct investment under Law No. 4,131/62. The Brazilian underwriters are offering preferred shares in Brazil to Brazilian investors and other non-U.S. international investors authorized to invest in Brazilian securities under the requirements established by the CMN and the CVM or through foreign direct investment under Law No. 4,131/62.
      No offer or sale of ADSs may be made to the public in Brazil except in circumstances which do not constitute a public offer or distribution under Brazilian laws and regulations. Any offer or sale of ADSs in Brazil to non-Brazilian residents may be made only under circumstances that do not constitute a public offer or distribution under Brazilian laws and regulations.
      In this prospectus, the terms “we,” “our” and “us” refer to TAM S.A., a sociedade anônima organized under the laws of Brazil, and our consolidated subsidiaries (TAM Linhas Aéreas S.A., or TAM Linhas Aéreas, Transportes Aéreos del Mercosur S.A., or TAM Mercosur, and Fidelidade Viagens e Turismo Ltda., or TAM Viagens). During the year ended December 31, 2004, TAM Linhas Aéreas began to consolidate the financial statements of TAM Viagens (Fidelidade Viagens e Turismo Ltda., a subsidiary of TAM Linhas Aéreas), which had until December 31, 2003 been recorded at historic costs.
      We prepare our consolidated annual financial statements and unaudited interim condensed consolidated financial information in accordance with Law No. 6,404/76, as amended by Law No. 9,457/97 and Law No. 10,303/01 (which we together refer to as Brazilian corporation law), accounting standards issued by the Brazilian Institute of Independent Accountants (Instituto dos Auditores Independentes do Brasil) and the standards and procedures established by the CVM. We refer to these accounting practices, standards and procedures as accounting practices adopted in Brazil or Brazilian GAAP. Our consolidated annual financial statements and unaudited interim consolidated financial information are also prepared in accordance with DAC Administrative Decree No. 33 of January 13, 2005, which sets domestic price levels for embarkation, parking, stopovers and unified prices for the use of airport infrastructure (or the DAC Account Plan). Our consolidated annual financial statements and our unaudited interim consolidated financial information also include the reconciliation of shareholders’ deficit and net income (loss) to generally accepted accounting principles in the United States, or U.S. GAAP. Brazilian GAAP differs in certain significant respects from U.S. GAAP. For a summary of certain significant differences, see note 29 of our consolidated annual financial statements for the years ended December 31, 2005 and 2004 and for each of the three years in the period ended December 31, 2005, included elsewhere in this prospectus. For a summary of the reconciliation from Brazilian GAAP to U.S. GAAP in our consolidated annual financial statements and unaudited financial information see “Management’s discussion and analysis of financial condition and results of operations — Reconciliation with U.S. GAAP,” and our audited consolidated annual financial statements at December 31, 2005 and 2004 and for each of the three years ended December 31, 2005, included elsewhere in this prospectus.

      The following financial information is included in this prospectus:

•	our audited consolidated annual financial statements at December 31, 2005 and 2004 and for each of the three years in the period ended December 31, 2005 which have been audited by our independent registered public accounting firm.
      In this prospectus, the term “ANAC” refers to the National Civil Aviation Agency or Agência Nacional de Aviação Civil, a national aviation agency recently created to replace, in the near future, the Civil Aviation Department or Departamento de Aviação Civil (“DAC”). The term “Brazil” refers to the Federative Republic of Brazil and the phrase “Brazilian government” refers to the federal government of Brazil (and includes ANAC). The term “Central Bank” refers to the Central Bank of Brazil. The terms “U.S. dollar” and “U.S. dollars” and the symbol “US$” refer to the legal currency of the United States. The terms “real” and “reais” and the symbol “R$” refer to the legal currency of Brazil and the term “centavos” means the 100th part of the real.
      We maintain our books and records in reais.
      All references in this prospectus to numbers of our common and preferred shares reflect a share split which took place on May 16, 2005, pursuant to which holders of our existing shares received two shares of the same class and type for each share held.
      This prospectus contains terms relating to operating performance within the airline industry that are defined as follows:

•	“ASK” means available seat kilometers, or the product of multiplying the number of seats available in all the aircraft by the distance the seats are flown in kilometers.

•	“Average tariff” means the quotient of dividing passenger transport revenue by the number of paying passengers transported.

•	“BELF” means the break-even load factor (or load factor in which revenue equals operating costs and expenses).

•	“Block hours” refers to the elapsed time between an aircraft’s leaving an airport gate and arriving at an airport gate.

•	“CASK” means cost per ASK, or quotient of dividing total operating costs by the number of available seat kilometers. The result is presented in this prospectus in centavos of reais per ASK.

•	“Load factor” means the percentage of aircraft occupied on flights, calculated by the quotient between RPK and ASK.

•	“Paying passengers transported” means the total number of passengers who actually paid and flew on all TAM flights.

•	“RASK” means revenue per ASK, or quotient of dividing total operating revenue by the number of available seat kilometers. The result is presented in this prospectus in centavos of reais per ASK.

•	“RPK” means revenue passenger kilometer, or transported passenger-kilometer, corresponding to the product of multiplying the number of paying passengers transported by the number of kilometers flown by such passengers.

•	“Yield” means the average amount paid per passenger to fly one kilometer.
      This prospectus contains translations of various real amounts, before rounding, into U.S. dollars at specified rates solely for your convenience. You should not construe these translations as representations by us that the real amounts actually represent these U.S. dollar amounts or could be converted into U.S. dollars at the rates indicated. Unless otherwise indicated, we have translated the real amounts using a rate of R$2.3407 to US$1.00, the U.S. dollar selling rate at December 31, 2005 published by the Central Bank on its electronic information system, SISBACEN, using transaction PTAX 800, option 5. On

March 9, 2006, the U.S. dollar selling rate published by the Central Bank on SISBACEN, using transaction PTAX 800, option 5, was R$2.1615 to US$1.00.
      The information contained in this prospectus relating to Brazil and the Brazilian economy is based on data published by the Central Bank, government agencies and other independent sources. Data and statistics regarding the Brazilian and international civil aviation markets are based on publicly available data published by DAC and the International Air Transport Association (IATA) respectively. We also make statements in this prospectus about our competitive position and market share in, and the market size of, the Brazilian airline industry. We have made these statements on the basis of statistics and other information from third-party sources that we believe are reliable. Although we have no reason to believe any of this information or these reports are inaccurate in any material respect, we have not independently verified the competitive position, market share and market size or market growth data provided by third parties or by industry or general publications.
      The offer price of R$42.00 per preferred share indicated in this prospectus is based on the closing price of our existing preferred shares on BOVESPA on March 9, 2006, which was R$42.30. The offer price of US$19.43 per ADS indicated in this prospectus is based on the offer price per preferred share described above, the ratio of one preferred share to one ADS and the exchange rate of R$2.1615 to US$1.00 (being the real/US dollar exchange rate reported by the Central Bank on March 9, 2006).
      Certain figures in this document have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be an arithmetic aggregation of the figures that precede them.

SUMMARY
      This summary highlights information contained elsewhere in this prospectus. This summary does not contain all the information you should consider before investing in our preferred shares or ADSs. You should read this entire prospectus carefully, especially the risks of investing in our preferred shares or ADSs discussed under “Risk Factors” beginning on page 13, our audited consolidated annual financial statements and our unaudited financial information and related notes beginning on page F-1 before investing in our preferred shares or ADSs.
Overview
      We provide scheduled air transportation in both the domestic market and the international market through our operating subsidiaries TAM Linhas Aéreas and Transportes Aéreos del Mercosur S.A. (TAM Mercosur). According to data provided by DAC, we are the leading airline in the domestic market, with a 46.1% share of this market in December 2005 and a 41.2% share in December 2004, as measured in RPKs. We offer flights throughout Brazil, serving the largest number of destinations in Brazil of all Brazilian airlines, and operate scheduled passenger and cargo air transport routes to 46 cities, in addition to a further 27 domestic destinations that we serve through regional alliances with other airlines. We also directly serve 11 international destinations and provide connections to other destinations through commercial agreements with American Airlines Inc. (American Airlines), Air France-KLM S.A. (Air France) and certain other airlines. We offer convenience to our passengers by offering frequent and direct flights to and from all major domestic airports at competitive prices. We carried approximately 12.6 million passengers on domestic flights and approximately 1.2 million passengers on international flights in 2004. In 2005 we carried approximately 18.2 million passengers on domestic flights and approximately 1.8 million passengers on international flights. At December 31, 2004, we averaged 501 take-offs per day and at December 31, 2005 we averaged 636 take-offs per day. In order to meet domestic demand, we primarily cater to the business market but also operate in the leisure and cargo markets, which complement our primary operations and allow us to maximize the use of our aircraft.
      We currently operate with a fleet of 84 leased aircraft, consisting primarily of Airbus models A330, A320 and A319, as well as Fokker model 100 aircraft. We currently have 9,669 employees.
      Since our incorporation 29 years ago, we believe that we have demonstrated a history of sustained growth and a proven ability to adapt to the various stages through which the civil aviation industry in Brazil and around the world have passed. We believe that Brazil is currently the fifth largest domestic aviation market in the world and has one of the busiest shuttle services in the world (São Paulo — Rio de Janeiro). In the past seven years, we believe that our rate of growth has been significantly higher than that of our competitors in the domestic market, as indicated by the data in the following graph:
Growth rate (Index 1997)
      Source: DAC.

      We believe that we have a strong corporate culture, embedded by our founder (Captain Rolim Adolfo Amaro), that permeates all levels of our company and continues to guide the day-to-day activities of our management. In order to ensure that we act in accordance with best practices and provide value-added service to our passengers, we seek to embed our culture in the training provided to new employees and believe that all of our staff are products of this practice. Our mission is to be the best, most profitable airline in Latin America, with a reputation for operational, managerial and ethical excellence, and we consistently transmit this mission statement to our employees.
Competitive Advantages
      We believe that our principal competitive advantages are:

•	Value-added service at competitive prices. We believe that we offer the best combination in the domestic market of a network of destinations and frequent flights, with value-added service, high on-time rates and competitive prices, based on:

•	broad domestic network of destinations: our own network serves 46 destinations in Brazil and, through regional alliances, extends to a further 27 destinations in Brazil;

•	convenient schedules with high on-time arrival rates: according to DAC, we offer more frequent flights than our domestic competitors and have achieved a high percentage of on-time arrivals, with the highest operating efficiency index in the domestic and international markets;

•	efficient network of international destinations and supporting domestic service: we currently serve 11 international destinations directly. We also serve various other destinations in North America, Europe, and other continents through agreements with other airlines;

•	more direct flights: according to data from DAC, at December 31, 2005 we operated 49% and 29% more direct flights than Varig S.A. (Varig) and Gol Linhas Aeréas Inteligentes S.A. (or Gol), respectively and operated 96% and 43% more frequent daily flights than Varig and Gol, respectively; and

•	special services: we have developed special services to meet specific demands and optimize the use of our aircraft, such as night and holiday flights offered at promotional rates.

•	Focus on cost management. We believe that we are an airline with low operating costs. In 2003, we initiated the implementation of a restructuring project and we are implementing significant cost reductions. Some of our principal cost savings arise from:

•	efficient use of our aircraft: we have succeeded in significantly increasing the average load factor of our aircraft and the daily average block hours per aircraft by optimizing our network of destinations and our fleet. In December 2005, the average load factor of our aircraft was 73% and the block hours per aircraft was 12.2, compared to 69% and 10.3 hours for the same period in 2004;

•	modern and flexible fleet: we have the newest fleet in the domestic market, with an average age of 7.5 years at December 31, 2005. Our use of a modern fleet allows us to reduce operating and maintenance costs. We primarily operate Airbus aircraft;

•	own maintenance: we have our own maintenance team, with a maintenance center in the city of São Carlos, which is trained to serve all aircraft in our fleet quickly and at a labor cost we believe is lower than that of our competitors; and

•	use of technology in operating processes: in addition to using globally renowned systems to assist in activities such as network and fleet management, we are developing proprietary internal management systems with innovative solutions that allow greater flexibility and skill in performing daily operations.

•	Innovative services and products combined with a strong brand and our “espírito de servir” (“spirit of service”). Our corporate culture is based on providing value-added services to our passengers.

We consistently seek to make travel a more convenient and comfortable experience for our passengers and believe that we have successfully positioned our brand so as to associate it with superior service, aircraft and technologically-advanced operations and believe this is evidenced by:

•	high on-time arrival rates and frequent flights;

•	a modern fleet equipped with interiors specifically designed to afford greater comfort to our passengers;

•	a polite approach to our passengers;

•	the only airline to offer video and audio entertainment on domestic flights;

•	self-service options for check-in in major airports;

•	open channels of communication with our passengers through our call center, our “Talk to the President” program and online service chat sessions at our portal; and

•	receiving a “Top of Mind” award from the Folha de São Paulo newspaper in October 2005, as a result of a survey (conducted by Datafolha) that showed we were named more times than any other airline when a sample of Brazilian consumers were asked to name an airline brand.

•	TAM Loyalty Program. We were the first airline to offer a loyalty program in Brazil and there are currently over 3.0 million members in the program (which we refer to as the TAM Loyalty Program). We believe that our loyalty program is the most flexible loyalty program in the market because it imposes no restrictions on flights or the number of seats available when members are redeeming points.

•	An experienced management team and motivated professionals. We have an experienced management team. Our training center has the capacity to serve over 750 students each day with certification and management courses. We implemented a variable compensation policy for our officers and employees in 2004, aligned with our strategic goals and an aggressive profit-sharing policy. In addition, we implemented a share purchase option plan for our officers and employees pursuant to which the first options were granted in December 2005.

•	Liquidity and solvency. Our restructuring project initiated in 2003 has significantly improved our liquidity and solvency indices (for example our current assets divided by current liabilities, or the current liquidity ratio, increased from 0.80 at December 31, 2003 to 1.57 at December 31, 2005). This allows us flexibility in areas such as negotiating new lease agreements and expanding our fleet on more favorable terms.
Strategy
      Our strategic goal is to consolidate and expand our leadership in the domestic passenger market and to attain high levels of profitability. We will seek to pursue this goal by offering an overall service that delivers superior value for money to passengers, by continuing to reduce costs and by increasing the return on capital invested. To reach these objectives, our strategies are:

•	To continue providing superior customer service. One of our key strategies is to offer differentiated and high-quality service. We consistently seek to make travel more convenient and comfortable, to perfect our service and to strengthen our commitment to passengers.

•	To increase revenue with profitability, serving a greater number of passengers at a competitive price. We will seek to continue to provide what we believe is an overall service that delivers the best value for money in the domestic market, offering more convenient and higher quality services at competitive prices. Our goal is to increase revenues as well as profitability through:

•	expansion of business traveler market: consolidating and expanding our traditional passenger base of business travelers, who we believe represent approximately 80% of demand for our flights;

•	growth in our tourism and leisure travel operations: capturing additional demand in the tourism and leisure market through specific promotions for holidays and local events through scheduled operations;

•	selective expansion in international markets: consolidating our market share in major destinations in Latin America and seeking to strengthen our intercontinental position with more frequent flights and the addition of new destinations; and

•	expansion of our cargo business: greater utilization of cargo space in our aircraft to develop our cargo business line, while ensuring no negative effects on our commitment to further improve service to our passengers.

•	To reduce our operating costs, optimizing the use of our fleet and streamlining our processes. We believe that the successful implementation of our strategy is closely linked to cost reductions and improved application of applying capital invested. We are pursuing this strategy by:

•	maintaining a standardized, efficient and flexible fleet. We will continue to optimize the size of our fleet, with the lowest possible number of “families” of aircraft, without compromising the flexibility of the fleet, in order to keep maintenance and operating costs for our fleet at a low level as well as maintain a high aircraft usage rate; and

•	increasing productivity by redesigning operational processes and using technology. We apply a cost reduction policy aimed at increasing our productivity through new information technology tools, redesigning operational processes, redeployment of labor and outsourcing.

      We are a holding company whose principal shareholders are Brasil Private Equity Fundo de Investimento em Participações, Brazilian Equity Investments III LLC, Brazilian Equity LLC, Latin America Capital Partners II LLC and Latin America Capital Partners PIV LLC (who we collectively refer to as the Investment Funds) and companies owned by the Amaro family. The Amaro family owns TAM — Empreendimentos e Participações S.A. (or TEP), Aerosystem S.A. Empreendimentos e Participações (or Aerosystem) and Agropecuária Nova Fronteira Limitada (or Nova Fronteira), which together own 99.97% of our common shares and exercise 99.97% of the voting rights. Accordingly the Amaro family has a significant degree of control over our business and any significant transactions we may undertake.
      Pursuant to the shareholders’ agreement between TEP, Aerosystem and the Investment Funds, TEP and Aerosystem on the one hand, and the Investment Funds on the other, have agreed to vote at all shareholders’ meetings in such a way as to ensure that our board of directors will always include five members appointed by TEP and Aerosystem and two by the Investment Funds. See “Principal and Selling Shareholders — Shareholders’ Agreement”. The shareholders’ agreement also provides that the respective parties will recommend to the directors they have appointed that they vote in accordance with the agreement on any election for members of the board of executive officers.
      Our headquarters are located at Avenida Jurandir, 856 — Lote 4, 1° andar, CEP 04072-000, São Paulo, SP, Brazil. The telephone number of our Investor Relations Department is +55 11 5582-9715 and the e-mail address of our Investor Relations Department is invest@tam.com.br.
      Investors should base their investment decisions solely on the information contained in this prospectus. The information contained on our website does not form a part of this prospectus and is not incorporated by reference.
The Principal Challenges That We Face
      One of the key elements of our business model is the provision of service levels that we believe are superior to those offered by our competitors and charging higher fares to passengers accordingly. The successful implementation of our strategy described above is subject to two central risks that are associated with this model. Firstly, there is a risk that significant numbers of passengers may shift towards favoring lower fares above superior service levels. Secondly, there is a risk that another airline (whether an existing competitor or a new entrant to the market) successfully adopts our model of providing superior service levels and charging competitive fares. In each event, the potential impact on demand for our services and market share may require us to re-visit our strategy with a view to re-focusing on evolving passenger preferences, the profile of the market and/or re-establishing brand differentiation.
      In addition to the risks highlighted above, the successful implementation of our strategy also involves other challenges and risks (all explained in more detail elsewhere in this prospectus), of which we would highlight the following:

•	as is the case for all major airlines, fuel costs represent a significant operating expense of our business. We believe that over 50% of any increase in fuel costs may be passed on to customers in our fares. However, if fuel costs increase significantly, particularly to a level that is not covered by our hedging strategy (which currently covers 30% of our projected fuel consumption for a rolling three month period), and demand for air travel decreases so as to limit our ability to pass on increases in fuel prices, our profitability could be adversely impacted;

•	as again is the case for all major airlines, we face significant operating expenses, principally labor costs, fuel costs and leasing costs for aircraft. Many of these costs are fixed and, in many cases, we have long-term commitments with respect to such costs. However, our revenues, which principally arise from passenger transportation, are subject to variable consumer demand that may fluctuate as a result of external factors such as the strength of the Brazilian economy. Accordingly, if demand for our services does not, to a material degree, meet our expectations, we may face a temporary scenario in which our fixed costs remain high and our revenues may not be sufficient to meet those costs; and

•	the successful execution of our strategies will always be subject to the approval of the applicable Brazilian regulatory authorities (see “Regulation of the Brazilian Civil Aviation Authorities”). If Brazilian regulatory authorities do not approve planned new routes or impact our current operations by imposing significant new burdens, we will need to re-evaluate our growth strategy.
Ownership Structure
      The following organizational chart shows, in summary form, our shareholder structure and subsidiaries at the date of this prospectus:
      TEP, Nova Fronteira and Aerosystem together hold 99.97% of our common shares.

Summary Financial and Operational Information
      The tables below contain a summary of our financial data as of and for each of the periods indicated and were extracted from our consolidated annual financial statements and unaudited financial information, prepared in accordance with Brazilian GAAP and the Plan of Accounts drawn up by DAC. The information set forth in this section should be read in conjunction with our consolidated annual financial statements and unaudited financial information (including the notes thereto) and “Presentation of financial and certain other information” and “Management’s discussion and analysis of financial condition and results of operations.”
      The summary consolidated annual financial information at December 31, 2005 and 2004 and for each of the three years in the period ended December 31, 2005, prepared in accordance with Brazilian GAAP, is derived from our audited consolidated annual financial statements included elsewhere in this prospectus audited by our independent registered public accounting firm.
      The summary information described above also includes the reconciliation of certain items to U.S. GAAP. Brazilian GAAP differs in certain significant respects from U.S. GAAP. For a summary of certain significant differences, see note 29 of our consolidated annual financial statements for the year ended December 31, 2005 and 2004 and for each of the three years in the period ended December 31, 2005, included elsewhere in this prospectus. For a summary of the reconciliation from Brazilian GAAP to U.S. GAAP in our consolidated annual financial statements see “Management’s discussion and analysis of financial condition and results of operations — Reconciliation with U.S. GAAP.”
      For your convenience, the following tables also contain U.S. dollar translations of the real amounts presented at December 31, 2005 and December 31, 2004, translated using the rate of R$2.3407 to US$1.00, the U.S. dollar selling rate at December 31, 2005 published by the Central Bank on SISBACEN, using transaction PTAX 800, option 5.
      The following tables also include unaudited operational and other data indicative of performance utilized by certain investors in evaluating companies operating in the global air transportation sector. This unaudited operational data is not included in or derived from our consolidated annual financial statements.

	At December 31,

Brazilian GAAP	2005	2005	2004	2003	2002	2001

	(US$ millions)	(R$ millions)

Balance sheet data

Cash and banks	40	93	86	71	46	2

Financial investments	386	903	211	101	—	8

Customer accounts receivable	326	763	553	293	240	439

Total assets	1,415	3,311	2,203	2,788	3,537	2,796

Debt(1)	115	270	151	81	203	56

Finance lease and operating lease liabilities(1)	93	218	261	1,235	1,649	1,218

Debentures(1)	25	59	75	137	89	—

Advance ticket sales	238	558	367	225	181	242

Shareholders’ equity	325	760	191	42	204	461

(1)	Refers to the total balance of current liabilities plus long-term liabilities.

	At December 31,

U.S. GAAP	2005	2005	2004

	(US$ millions)	(R$ millions)

Balance sheet data

Cash and cash equivalents and marketable securities	425	995	297

Customer accounts receivable, net	326	763	553

Total assets	2,588	6,057	4,989

Debt(1)	115	270	151

Obligations under finance leases(1)	1,215	2,845	3,172

Debentures(1)	25	59	75

Advance ticket sales	238	558	367

Shareholders’ equity	265	620	(164)

(1)	Refers to the total balance of current liabilities plus long-term liabilities.

	Year Ended December 31,

Brazilian GAAP	2005	2005	2004	2003	2002	2001

	(US$ millions)(1)	(R$ millions)(1)

Statement of operations data

Gross operating revenue	2,525	5,910	4,744	3,768	3,472	2,970

Air transportation revenues:

Domestic	1,791	4,192	3,233	2,688	2,533	2,212

International	442	1,034	893	679	587	463

Cargo	174	407	319	236	220	212

Other operating revenues	118	277	299	165	132	83

Taxes and deductions	(112)	(261)	(224)	(176)	(142)	(259)

Net operating revenue	2,413	5,649	4,520	3,592	3,330	2,711

Operating expenses

Fuel	(724)	(1,695)	(1,067)	(787)	(748)	(578)

Sales and marketing	(365)	(855)	(656)	(527)	(463)	(351)

Aircraft and flight equipment leases	(268)	(627)	(651)	(648)	(574)	(362)

Personnel	(286)	(669)	(546)	(417)	(435)	(397)

Maintenance	(152)	(356)	(389)	(372)	(329)	(222)

Services rendered by third parties	(160)	(374)	(360)	(304)	(337)	(253)

Landing, take-off and navigational tariffs	(100)	(233)	(186)	(151)	(185)	(161)

Depreciation and amortization	(36)	(85)	(91)	(155)	(133)	(107)

Aircraft insurance	(17)	(40)	(53)	(77)	(66)	(22)

Other	(123)	(288)	(227)	(186)	(296)	(265)

Total operating expenses	(2,231)	(5,222)	(4,226)	(3,624)	(3,566)	(2,718)

Gross income (loss)	182	427	294	(32)	(236)	(7)

Financial income (expenses), net	(39)	(92)	(82)	261	(671)	(338)

Other operating income (expenses), net	(13)	(31)	(14)	(9)	(10)	129

Operating income (loss)	130	304	198	220	(917)	(216)

Non-operating income (expenses), net	(3)	(8)	300	15	46	131

Income (loss) before income tax and social contribution	127	296	498	235	(871)	(85)

Income tax and social contribution	(47)	(109)	(156)	(61)	265	29

Income (loss) before minority interest	80	187	342	174	(606)	(56)

Minority interest	—	—	(1)	0	—	—

Income (loss) for the year	80	187	341	174	(606)	(56)

Income (loss) per thousand shares (in reais and US dollars)	0.56	1.30	2.78	1.42	(5.00)	(0.46)

(1)	Except where indicated.

	Year Ended December 31,

U.S. GAAP	2005	2005	2004	2003

	(US$ millions)(1)	(R$ millions)(1)

Statement of operations data

Gross operating revenue	2,519	5,895	4,744	3,845

Air transportation revenues:

Domestic	1,791	4,192	3,233	2,688

International	442	1,034	893	740

Cargo	174	407	319	240

Other operating revenues	112	262	299	177

Taxes and deductions	(112)	(261)	(224)	(178)

Net operating revenue	2,407	5,634	4,520	3,667

Operating expenses:

Fuel	(724)	(1,695)	(1,067)	(802)

Sales and marketing	(371)	(868)	(656)	(544)

Aircraft and flight equipment leases	(128)	(300)	(321)	(365)

Personnel	(285)	(666)	(544)	(426)

Maintenance	(152)	(356)	(389)	(381)

Services rendered by third parties	(152)	(357)	(360)	(306)

Landing, take-off and navigational tariffs	(100)	(233)	(186)	(161)

Depreciation and amortization	(88)	(206)	(193)	(204)

Aircraft insurance	(17)	(40)	(53)	(77)

Other	(129)	(301)	(258)	(171)

Total operating expenses	(2,146)	(5,022)	(4,027)	(3,437)

Operating income	261	612	493	230

Financial income (expenses), net	14	32	137	727

Income before income tax and social contribution	275	644	630	957

Income tax and social contribution	(93)	(217)	(199)	(304)

Income before minority interest	182	427	431	653

Minority interest	—	—	(1)	—

Income for the year	182	427	430	653

Income per thousand shares basic and diluted(2)

Common shares	1.34	3.13	3.33	5.10

Previous preferred shares	0.58	1.35	3.67	5.61

Current preferred shares(3)	0.81	1.90	—	—

(1)	Except where indicated.

(2)	The data relating to both our preferred and common shares has been adjusted to reflect the share split which took place on May 16, 2005, pursuant to which all holders of our existing shares received two shares of the same class and type for each share held.

(3)	The rights of preferred shareholders were altered on May 16, 2005. Previously, preferred shares had carried the rights to a dividend 10% higher than that distributed to holders of common shares. From May 16, 2005 however preferred shares carried the same dividend rights as common shares. The terms “Previous” and “Current” preferred shares used in the above table reflect this change in entitlement.

	Year Ended December 31,

Operating Data Computed Using Financial Information Under Brazilian GAAP	2005	2005	2004	2003	2002	2001

	US$	R$	R$	R$	R$	R$

	(Unaudited)

Operating data

RASK (cents/centavos)	8.61	20.16	21.53	19.90	15.10	13.11

RASK scheduled domestic (cents/centavos)	8.67	20.30	20.84	18.09	13.78	14.38

RASK scheduled international (cents/centavos)	6.28	14.70	17.13	19.23	13.11	8.01

Yield scheduled domestic (cents/centavos)	13.42	31.42	35.21	34.27	27.77	29.83

Yield scheduled international (cents/centavos)	8.59	20.10	23.96	26.65	21.67	14.89

CASK (cents/centavos)	7.96	18.63	20.12	19.10	15.40	13.15

CASK except fuel (cents/centavos)	5.37	12.58	15.04	14.60	11.90	10.36

Average tariff (dollars/reais)	114.09	267.05	305.17	286.50	218.90	218.45

	Year Ended December 31,

Operating Data Computed Using Financial Information Under U.S. GAAP	2005	2005	2004	2003	2002

	US$	R$	R$	R$	R$

	(Unaudited)
Operating data

RASK (cents/centavos)	8.59	20.10	21.53	19.90	15.10

RASK scheduled domestic (cents/centavos)	8.67	20.30	20.77	18.09	13.78

RASK scheduled international (cents/centavos)	6.28	14.70	17.09	19.23	13.11

Yield scheduled domestic (cents/centavos)	13.42	31.42	35.21	34.27	27.77

Yield scheduled international (cents/centavos)	8.59	20.10	23.96	26.65	21.67

CASK (cents/centavos)	7.63	17.87	19.18	19.10	15.40

CASK except fuel (cents/centavos)	5.05	11.82	14.10	14.60	11.90

Average tariff (dollars/reais)	114.09	267.05	305.17	286.50	218.90

	Year Ended December 31,

Additional Operating Data	2005	2004	2003	2002	2001

	(Unaudited)

Paid passengers transported (thousands)	19,571	13,522	11,198	13,756	13,030

RPK (millions)	19,797	13,854	10,916	12,075	11,264

ASK (millions)	28,024	20,999	18,003	22,017	20,674

Load factor — %	70.6%	66.0%	60.6%	54.8%	54.5%

Break-even load factor (BELF) — %	65.3%	61.7%	61.2%	58.7%	54.7%

Block hours	323,729	241,684	210,282	301,103	294,090

Kilometers flown — Km (thousands)	185,158	139,367	119,984	161,099	157,883

Liters of fuel	1,073,918	820,335	710,962	922,936	892,496

Number of employees	9,669	8,215	7,665	8,181	7,994

Average aircraft use during the period (hours per day)	11.36	8.98	7.62	9.48	10.68

Take-offs	209,831	158,898	147,122	227,001	221,108

Average leg (km)	882	877	816	710	714

THE OFFERING

Issuer	TAM S.A.

Selling shareholders	Noemy Almeida Oliveira Amaro; Maria Claudia Oliveira Amaro Demenato; Maurício Rolim Amaro; Marcos Adolfo Tadeu Senamo Amaro; João Francisco Amaro; Aerosystem S.A. Empreendimentos e Participações; Brasil Private Equity Fundo de Investimento em Participações; Brazilian Equity Investments III LLC; Brazilian Equity LLC; Latin America Capital Partners II LLC; and Latin America Capital Partners PIV LLC.

Preferred shares offered in the global offering	A total of 35,618,098 preferred shares (5,000,000 of which are being offered by us and 30,618,098 of which are being offered by the selling shareholders), plus up to an additional 5,342,714 preferred shares being offered by us available upon exercise of the over-allotment option for preferred shares described below.

The global offering	The global offering consists of the international offering and the Brazilian offering.

International offering	23,869,565 ADSs, representing 23,869,565 preferred shares, are being offered through the international underwriters in the United States and in other countries outside Brazil.

Brazilian offering	Concurrently with the international offering, 11,748,533 preferred shares are being offered in a public offering in Brazil, including to investors residing outside Brazil. Any investor residing outside Brazil wishing to purchase preferred shares (rather than ADSs being offered in the international offering) must comply with the foreign portfolio investment registration requirements of CVM Instruction No. 325, dated January 27, 2000, and Resolution No. 2,689, dated January 26, 2000, of the CMN or through foreign direct investment procedures as provided in Law No. 4,131, dated September 27, 1962, as amended. Preferred shares will be settled in Brazil and paid for in reais and the offer of such preferred shares is being underwritten by the Brazilian underwriters identified elsewhere in this prospectus, pursuant to an underwriting agreement governed by Brazilian law.

The ADSs	Each ADS will represent one preferred share. The ADSs will be evidenced by American Depositary Receipts, or ADRs. The ADSs will be issued under a deposit agreement among us, JPMorgan Chase Bank, N.A., as depositary, and the registered holders and beneficial owners from time to time of ADSs issued thereunder.

Offering price	R$42.00 per preferred share and US$19.43 per ADS. The offer price per preferred share is based on the closing price of our existing preferred shares on BOVESPA on March 9, 2006, which was R$42.30. The offer price per ADS is based on the offer price per preferred share described above, the ratio of one preferred share to one ADS and the exchange rate of R$2.1615 to US$1.00 (being the real/US dollar exchange rate reported by the Central Bank on March 9, 2006).

Risk factors	See “Risk factors” beginning on page 13 and the other information included in this prospectus for a discussion of certain factors you should consider before deciding to invest in our preferred shares or ADSs.

Total amount of offering	US$692,059,644.

Hot issue option	Pursuant to applicable CVM regulations, at the time of pricing of the offering, the total amount of preferred shares offered, including preferred shares represented by ADSs (but excluding preferred shares that may be sold pursuant to the over-allotment option), may be increased by up to 20% at our election or that of the selling shareholders, as applicable.

Over-allotment option	We have granted the Brazilian underwriters an option to purchase an additional 1,762,279 preferred shares (representing 15% of the preferred shares offered in the Brazilian offering) to cover any over-allotments of preferred shares in the Brazilian offering. We have also granted the international underwriters an option to purchase an additional 3,580,435 ADSs (representing 15% of the ADSs offered in the international offering) to cover any over-allotments of ADSs in the international offering.

Lock-up agreements	We, TEP, the members of our board of directors, our board of executive officers and the selling shareholders have agreed, subject to certain exceptions, not to issue or transfer, until 180 days after the date of first publication of the notice of this offering in Brazil, any preferred shares or options or warrants to purchase preferred shares, or any securities convertible into, or exchangeable for, or that represent the right to receive, our preferred shares. See “Underwriting.”

Tag-along rights	In the event of a sale of a controlling stake in us, holders of our preferred shares (including preferred shares represented by ADSs) are entitled to be included in a public tender offer to purchase all preferred shares not already held by the acquiring person, at a minimum price per preferred share of 100% of the price per share paid for the controlling stake.

Voting and other rights	Holders of our preferred shares do not have general voting rights in relation to resolutions submitted to our general shareholders’ meetings but do have the rights, benefits and restrictions provided by Brazilian corporation law, the rules set forth under Level 2 of BOVESPA’s listing requirements and our by-laws, including:

• priority ranking on any repayment of capital (without premium) in the event of our liquidation;

• upon a change in our control of TAM Linhas Aéreas (meaning any sale or transfer of more than 50% of our holding of voting capital in TAM Linhas Aéreas), the right to withdraw their shareholdings and receive the economic value of their shares;

• the right to be included in a tender offer held as a result of a change of control in TAM, at the same price per share paid to the holders of our common shares; and

• the right to receive dividends at least equal to those received by the holders of our common shares.

• Holders of our preferred shares have limited voting rights in respect of approving the following matters only:

• any conversion, acquisition, spin-off or merger of TAM;

• agreements between us and our controlling shareholder(s), directly or through third parties, including any party related to the controlling shareholder(s) have an interest, so long as such matters have been approved in a general shareholders’ meeting to the extent required by law or statute;

• the evaluation of assets in relation to any capital increase;

• the appointment of any company specializing in evaluating the economic value of our shares in case of a mandatory tender offer launched by us or by our controlling shareholders if we decide to go private or cease to adhere to the requirements of BOVESPA’s Level 2 regulation;

• any change in our corporate purpose; and

• any change in, or the revocation of, provisions of our by-laws that would result in any violation of the requirements set forth in BOVESPA’s Level 2 regulation. See “BOVESPA’s differentiated corporate governance practices.”

Subject to the terms of the deposit agreement, a holder of ADSs will have limited rights to direct the depositary to vote the preferred shares represented by the ADSs held by such holder. See “Description of American Depositary Shares — Voting of Deposited Securities.”

Use of proceeds	We anticipate that we will receive net proceeds of approximately US$93,731,205 from the offering, after deduction of commissions and other estimated fees and expenses, assuming no exercise of the over-allotment option. The net proceeds will be used for fleet renewal and expansion and for general corporate purposes. We will not receive any proceeds from the secondary offering of preferred shares being made by the selling shareholders.

Dividends	Brazilian corporation law requires us to distribute at least 25% of our annual adjusted non-consolidated income to holders of our shares. See “Dividends and Dividend Policy.”

Listing	The ADSs trade on the NYSE under the symbol “TAM.” Our preferred shares trade on BOVESPA under the symbol “TAMM4.”

Expected offering timetable (subject to change)	Commencement of marketing of the offering: February 20, 2006.

Announcement of offer price and allocation of ADSs and preferred shares: March 9, 2006.

Settlement and delivery of ADSs and preferred shares: March 14, 2006.

RISK FACTORS
      Investing in our preferred shares or ADSs involves a high degree of risk. Before making an investment decision, you should carefully consider all the information set forth in this prospectus. Our business, financial condition and results of operations may be materially adversely affected by any of these risks. The market price of our preferred shares or ADSs may decrease due to any of these risks, and you may lose all or part of your investment. The risks described below are those that we currently believe may materially affect us.
Risks Related To Brazil

The Brazilian government has exercised, and continues to exercise, significant influence over the Brazilian economy. Brazilian political and economic conditions have a direct impact on our business, financial condition, results of operations and prospects as well as the stock market price of our preferred shares or ADSs.
      The Brazilian economy has been characterized by the significant involvement of the Brazilian government, which often changes monetary, credit, fiscal and other policies to influence Brazil’s economy. The Brazilian government’s actions to control inflation and effect other policies have involved wage and price controls, depreciation of the real, controls over remittance of funds abroad, intervention by the Central Bank to affect base interest rates, and other measures. We have no control over, and cannot predict, what measures or policies the Brazilian government may take in the future. Our business, financial condition, results of operations and prospects and the stock market price of our preferred shares or ADSs may be adversely affected by changes in Brazilian government policies, as well as general economic factors, including, without limitation:

•	Brazilian economic growth;

•	inflation;

•	interest rates;

•	variations in exchange rates;

•	exchange control policies;

•	fiscal policy and changes in tax laws;

•	liquidity of domestic capital and lending markets;

•	government control of production activities and oil refining; and

•	other political, diplomatic, social and economic developments in or affecting Brazil.
      We cannot predict what future fiscal, monetary, social security and other policies will be adopted by current or future Brazilian governments, or whether these policies will result in adverse consequences to the Brazilian economy, to our business, results of operations, financial condition or prospects, or to the stock market price of our preferred shares or ADSs.

Exchange rate instability may have adverse effects on the Brazilian economy, our business, financial condition, results of operations and prospects and the stock market price of our preferred shares or ADSs.
      As a result of inflationary pressures, the Brazilian currency has depreciated frequently over the past decade. Throughout this period, the Brazilian government has implemented various economic plans and used various exchange rate policies, including sudden devaluations, periodic mini-devaluations (during which the frequency of adjustments has ranged from daily to monthly), exchange controls, dual exchange rate markets and a floating exchange rate system. Although long-term depreciation of the real is generally linked to the rate of inflation in Brazil, depreciation of the real occurring over shorter periods of time has resulted in significant variations in the exchange rate between the real, the U.S. dollar and other currencies. In 2002, the real fell 34.3% against the U.S. dollar, caused in part by political uncertainties involving the presidential election in Brazil and the global economic recession. Notwithstanding the fact that the real has appreciated 22.3%, 8.8% and 13.4% against the U.S. dollar in 2003, 2004 and 2005 respectively, there can be no guarantees as to whether the real will depreciate or appreciate against the U.S. dollar in the future. The real/U.S. dollar exchange rate reported by the Central Bank on December 31, 2005 was R$2.3407 per U.S. dollar and on March 9, 2006 the exchange rate was R$2.1615 per U.S. dollar.
      The majority of our revenues are denominated in reais and a significant portion of our operating expenses (such as fuel, aircraft and engine maintenance, aircraft leasing and insurance payments, parts and engines) are denominated in or linked to the U.S. dollar or other foreign currencies. In the event that we are unable to adjust our prices or to obtain protection through hedging transactions, a depreciation in the real would reduce our profit margins and/or would cause operating losses arising as a result of increased costs or having obligations denominated in or linked to the U.S. dollar (or other foreign currencies in respect of which we have not entered into hedging transactions). Devaluations in the real against the U.S. dollar or other foreign currencies also create inflationary pressures, which can adversely affect us by restricting our access to external financial markets and by leading to government intervention (including the implementation of recessionary policies to curb aggregate demand). Exchange rate instability may adversely affect our business, financial condition, results of operations and the stock market price of our preferred shares or ADSs.

Inflation and certain measures by the Brazilian government to curb inflation have historically adversely affected the Brazilian economy and Brazilian securities market, and high levels of inflation in the future would adversely affect our business, financial condition, results of operations and prospects and the stock market price of our preferred shares or ADSs.
      Brazil has historically experienced extremely high rates of inflation. Inflation and some of the Brazilian government’s measures taken in an attempt to curb inflation have had significant negative effects on the Brazilian economy generally. Inflation, policies adopted to contain inflationary pressures and uncertainties regarding possible future governmental intervention have contributed to economic uncertainty and heightened volatility in the Brazilian securities market.
      Since the introduction of the real in 1994, Brazil’s inflation rate has been substantially lower than in previous periods. However, inflationary pressures persist. According to the General Price Index (Índice Geral de Preços-Mercado or IGP-M), Brazilian general price inflation rates were 8.7%, 12.4% and 1.2% in 2003, 2004 and 2005 respectively. According to the National Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo, or IPCA), Brazilian price inflation rates were 9.3%, 7.6% and 5.7% in 2003, 2004 and 2005 respectively.
      Brazil may experience high levels of inflation in the future. Inflationary pressures may lead to further intervention in the economy by the Brazilian government, including the introduction of policies that could adversely affect our business, financial condition, results of operations and prospects and the stock market price of our preferred shares or ADSs.
      In the event that Brazil experiences high inflation in the future, we may not be able to adjust the prices we charge to our passengers to offset the impact of inflation on our costs, leading to decreased net income. Inflationary pressures may also adversely affect our ability to access foreign financial markets, leading to adverse effects on our capital expenditure plans, or anticipate anti-inflation policies instituted by the Brazilian government that may harm our business, financial condition, results of operations and prospects or adversely affect the stock market price of our preferred shares or ADSs.

Developments and the perceptions of risks in other countries, especially emerging markets countries, may adversely affect the Brazilian economy, our business, financial condition, results of operations and prospects and the market price of Brazilian securities, including the stock market price of our preferred shares or ADSs.
      The market for securities issued by Brazilian companies is influenced by economic and market conditions in Brazil and, to varying degrees, market conditions in other Latin American and emerging market countries. Although economic conditions are different in each country, the reaction of investors to developments in one country may have a material adverse effect on the market value of securities of Brazilian companies. If there is a crisis in another emerging market country, investor demand for Brazilian securities, including our preferred shares and, consequently, our ADSs, may decline. This may adversely affect the trading value of our preferred shares or ADSs and any such decline in trading value would create obstacles or otherwise impede our access to capital markets and financing for our future operations.

Variations in interest rates may have adverse effects on our business, financial condition, results of operations and prospects and the stock market price of our preferred shares or ADSs.
      We are exposed to the risk of interest rate variations, principally in relation to the Long Term Interest Rate (Taxa de Juros de Longo Prazo, or TJLP) and the Interbank Deposit Rate (or DI Rate) (in respect of loans denominated in reais) and the London Interbank Offer Rate (or LIBOR) (in respect of operating leases denominated in U.S. dollars).
      In 2003 and 2004, as inflationary pressures eased, the Conselho Monetário Nacional, the highest monetary regulatory body in the Brazilian government, decreased the TJLP from 11.0% at December 31, 2003 to 9.75% at December 31, 2004. The TJLP at December 31, 2005 was 9.75%. Any increase in inflation or other macroeconomic pressures may lead the Conselho Monetário Nacional to increase the TJLP.
      In addition, as repayments under many of our operating leases are linked to LIBOR, we are exposed to the risk of variations in LIBOR. At December 31, 2005, the estimated future disbursements due on these operating lease contracts linked to LIBOR amounted to US$1,779 million.
      In the event that the TJLP, the DI rate or LIBOR increase, we will be required to increase the amount of our repayments under our loans and we may not be able to adjust the prices we charge to offset the impact of these increases. If we are unable to adequately adjust our prices, our revenues would not be sufficient to offset the increased expenses pursuant to these loans and this would adversely affect our results of operations. Accordingly, such increases may adversely affect our business, financial condition, results of operations and prospects and the stock market price of our preferred shares or ADSs.

Political and economic instability in Brazil may affect us.
      In recent months, allegations of unethical or illegal conduct have been leveled at certain figures in the Brazilian government, legislators and party officials. The allegations, which are currently under investigation by the Brazilian congress, relate to alleged violations of rules relating to election laws and campaign financing, allegations of influencing officials and other allegedly corrupt behavior. Several members of both the Brazilian government and the political party of the current president (including the president’s chief of staff) have resigned as a result. If the allegations or investigations lead to a materially adverse perception of Brazil among investors, the trading value of our preferred shares and ADSs may decline and our ability to access international markets would suffer, impacting our capital expenditure plans. In addition, any political instability resulting from the allegations or investigations could cause us to re-evaluate our strategies if the Brazilian economy suffers as a result.

Risks Relating to the Civil Aviation Industry and our Business

The regulatory structure of Brazilian civil aviation is undergoing change and we have not yet been able to evaluate the results of this change on our business and results of operations.
      Scheduled air transportation services are considered public utilities in Brazil and, accordingly, are subject to extensive regulation by the Brazilian government. The Brazilian civil aviation regulatory structure is undergoing changes designed to help restore the financial stability of certain Brazilian civil aviation companies that have experienced financial difficulties, in line with global trends. These regulatory authorities have therefore taken a more pro-active role in monitoring the development of the Brazilian civil aviation market, through, for example, establishing more rigorous criteria to be followed by air transport companies in creating new routes or increasing flight frequencies, aimed at preventing excess supply. Various legislative initiatives have taken place, including the drafting of a bill to replace Law No. 7,565 of December 19, 1986 (or the Brazilian Aeronautics Code), the submission of a new public policy regulation for civil aviation to the Ministry of Defense for approval and they recently approved a bill proposing the creation of ANAC, a national aviation agency to replace DAC as the principal regulatory body for Brazilian civil aviation. See “Regulation of the Brazilian Civil Aviation Industry — Future Regulation”. The Brazilian civil aviation structure may change significantly in the future and we may not be able to anticipate or evaluate how this change will affect our business and results of operations. We cannot assure you that these or other changes in Brazilian civil aviation regulations will not have an adverse effect on our business or results of operations. Any change that requires us to focus a significant level of resources on compliance with new aviation regulations, for example, would result in additional expenditure on compliance, consequently adversely affecting our results of operations.
      Operation of air transportation services as well as airport infrastructure is exclusive to the Brazilian government which may provide these services directly or through third parties by means of concessions or permits. Our concession to operate scheduled and public passenger and cargo air transportation was obtained on December 9, 1996 and is valid until December 9, 2011. We cannot assure you that we will be able to automatically renew our concession. See “Regulation of the Brazilian civil aviation industry — Concession for air transportation services.”
      DAC is responsible for approving all new flight routes, as well as changes in existing air routes and increased flight frequencies. Any proposal to import new aircraft is also subject to the approval of COTAC (a sub-department of DAC). We are also subject to the approval of CERNAI (Comissão de Estudos Relativos à Navegação Internacional, a sub-department of DAC) which is responsible for regulating bilateral international agreements among airlines. Our growth plans include expanding into new markets, increasing flight frequency and expanding our fleet, which currently consists of 84 aircraft. Accordingly, our capacity to grow is dependent on receiving the necessary authorizations from DAC, the Civil Air Transport Co-ordination Commission (COTAC) and CERNAI. We cannot assure you that we will obtain all necessary authorizations in future and any failure to do so would require us to re-evaluate our strategies.
      In addition, our ability to increase prices to offset an increase in our fixed costs may be adversely affected in the event that the Brazilian civil aviation authorities impose any price control restrictions on air transportation services. If we are unable to increase prices sufficiently to offset such increases in fixed costs, this would adversely affect our results of operations. Changes in the regulations issued by the Brazilian government or the occurrence of any of the above factors may increase our costs, limit our capacity to expand the number of our routes or adversely affect our business and results of operations.

Competition in both the domestic and international civil aviation markets may increase and the Brazilian government may intervene in the domestic market.
      We face intense competition in both the domestic and international markets. The Brazilian government has the power to authorize or deny the entry of new participants into the domestic market in which we operate, as well as the power to assume air transportation operations. Accordingly, we may face greater competition from current or new participants in the Brazilian civil aviation market. The air transportation sector is highly sensitive to price discounting, particularly as a result of the arrival of low-cost airlines or airlines that have adopted predatory pricing policies. Other factors, such as flight frequency, schedule availability, brand recognition, and quality of services offered (such as loyalty programs, VIP airport lounges, in-flight entertainment and other amenities) also have a significant impact on competitiveness in the market. In addition, the acquisition of airline concessions in Brazil does not require significant financial investment and, as a result, the barriers to entering the domestic market are low. We cannot assure you that the Brazilian government will not assume air transport operations or as to whether current or new competitors in our markets will offer prices lower than ours, offer more attractive services than ours or increase the capacity of their routes in an effort to obtain greater market share. In the event that any of the foregoing events occurs, we cannot assure you as to whether the price of our fares, passenger traffic or our profit margins will be negatively affected. Any negative impact on our fares would lead to decreased net revenues and may require us to focus on cost-saving programs.

Substantial increases in fuel prices or the availability of sufficient quantities of fuel may harm the Brazilian civil aviation market and our businesses in the event that such increases cannot be passed on to passengers in our fares.
      Fuel costs represent a significant portion of operating expenses for airlines in general. For the year ended December 31, 2005, fuel costs represented 32% of our costs for services rendered and our operating expenses.
      Historically, fuel prices have been subject to significant variations in international prices, which in turn vary as a result of global political issues and global supply and demand. The availability of fuel is also subject to periods of market scarcity and surplus and is affected by the demand for gasoline and other petroleum derivatives. It is therefore not possible to predict the cost and availability of fuel in the future with any degree of certainty. In the event that the supply of fuel is reduced for any reason, we may need to increase our prices or reduce our scheduled services, which would adversely affect our net revenues. In addition, some of our competitors may be able to obtain fuel at better terms (with respect to both price and quality) than we are able. Our hedging transactions (which currently cover 30% of our projected fuel consumption for a rolling three month period) or our margin for adjusting prices may not be sufficient to protect us from fuel price increases. If our competitors are able to obtain fuel on more competitive terms than us, they may be able to decrease their prices and obtain market share from us and this would adversely affect our results of operations. Significant increases in fuel costs may harm our financial condition and results of operations in the event that it is not possible for us to pass on such price increases to passengers in our fares.

Airlines operating in the domestic market have significant fixed costs that may harm our ability to attain our strategic goals.
      As is the case with other airlines operating in the domestic market, we have high fixed costs (arising principally from aircraft lease agreements). We expect to incur additional fixed costs and contractual debt as we lease or acquire new aircraft and other equipment to implement our growth strategy.
      As a function of these significant fixed costs, we may (i) have limited our ability to obtain additional financing for working capital and other purposes, (ii) be required to dedicate a significant part of our cash flow to fixed costs resulting from operating leases for aircraft, (iii) incur higher interest or leasing expenses in the event that interest rates increase, or (iv) have limited ability to plan for or react to changes in our businesses, the civil aviation sector generally and general macroeconomic conditions.

We depend significantly on automated systems and any breakdown in these systems may harm our business and results of operations.
      We depend on automated systems to operate our businesses, including our e-TAM portal, automated seat reservation system, fleet and network management system, telecommunications system and website. Significant or repeated breakdowns in such systems may impede access to our products and services by passengers and travel agencies, which may in turn lead them purchase tickets from other airlines which would adversely affect our net revenues. Any interruption in our systems may result in the loss of important information and increase our costs, which may cause negative perception and reduced demand for our services.

A failure to implement our growth strategy may harm our results of operations and the stock market price of the preferred shares or ADSs.
      Our growth strategy in the domestic and international markets and the consolidation of our leadership in the domestic market includes, among other objectives, increasing the number of markets we serve and increasing the frequency of the flights we provide. These objectives are dependent on approvals for routes in the appropriate geographic areas and obtaining adequate access at the airports. Guarulhos airport in São Paulo and Juscelino Kubitschek airport in Brasília are highly congested and passenger capacity is near or at the maximum level. In addition, Congonhas Airport in São Paulo is subject to slot restrictions which limit both the number of landings and take-offs and the times at which landings and take-offs can take place. Other airports may reach maximum passenger capacity in the future or impose slot restrictions, which would adversely affect our growth strategy. Any factor preventing or delaying our access to airports or routes which are vital to our growth strategy (including any inability to maintain our current slots and obtain additional slots at certain airports) may restrict the expansion of our operations and, consequently, adversely affect our growth objectives.

Insurance costs for airlines may increase significantly because of a terrorist attack, harming our financial condition and results of operations.
      Insurance companies may significantly increase insurance premiums for airlines and reduce the amount of insurance coverage available to airlines for civil liability in respect of damage resulting from acts of terrorism, war, or similar events, as occurred, for example, after the terrorist attacks of September 11, 2001 in the United States.
      In response to substantial increases in insurance premiums to cover risks related to terrorist attacks following the events of September 11, 2001 in the United States, the Brazilian government enacted legislation, authorizing the Brazilian government to provisionally assume civil liability to third parties for any injury to persons or goods on the ground caused by terrorist attacks or acts of war against Brazilian airlines operating in Brazil or abroad. However, the Brazilian government may, at its sole discretion, suspend the assumption of liability at any time, provided that it gives seven days’ notice of such suspension. If the Brazilian government suspended such assumption of liability and if there was a terrorist attack, potential liability to third parties would increase substantially.
      Airline insurers may reduce their coverage or increase their premiums in case of terrorist attack, seizures, aircraft accident, the end of the assumption of liability by the Brazilian government or other events affecting civil aviation in Brazil or abroad. If there are significant reductions in insurance coverage, our potential liability would increase substantially. If there are significant increases in insurance premiums, our operating expenses would increase, adversely affecting our results of operations.

We may not succeed in obtaining all aircraft and parts on time, which may result in a suspension of the operations of certain of our aircraft because of unscheduled or unplanned maintenance.
      At December 31, 2005, we had firm orders outstanding with Airbus to lease an additional 29 Airbus A320 and ten Airbus A350 aircraft together with an additional 20 options for Airbus A320 and five options for Airbus A350 aircraft. Any disruption or change in Airbus’ delivery schedule for these new aircraft will affect our operations and would negatively affect our financial condition and results of operations because we would not be able to accommodate demand from additional passengers. Our ability to obtain these new aircraft from Airbus may be affected by several factors, including (i) the fact that Airbus may refuse to, or be financially limited in its ability to, fulfill the obligations it assumed as a result of entering into the aircraft delivery contract, (ii) the occurrence of a fire, strike or other events affecting

Airbus’ ability to fulfill its contractual obligations in a complete and timely fashion, and (iii) any inability on our part to obtain aircraft financing or any refusal by Airbus to provide financial support. Our operations may also be affected by any failure or inability of Airbus (or other suppliers) to supply sufficient replacement parts in a timely fashion, which may cause the suspension of operations of certain aircraft because of unscheduled or unplanned maintenance. Any such suspension of operations would adversely affect our financial condition because of the decrease in passenger revenues that we would face.

The reputation and financial results of airlines may be harmed by any accident or incident involving their aircraft or by other factors beyond their control, as well as delays caused by airport congestion, adverse weather conditions and stricter safety measures.
      Any accident or incident involving the aircraft of any airline may require repair or replacement of the damaged aircraft and temporary or permanent loss of service, in addition to significant costs arising from indemnities payable to injured passengers and third parties. We believe that the level of insurance we have contracted in respect of accidents is consistent with market practice. We may incur considerable losses in the event of any accident should the amounts payable pursuant to the terms of our insurance contracts be insufficient to cover the damage. Any requirement to pay amounts not covered by our insurance contracts may harm our business and results of operations. Any accident or incident involving one of our aircraft, even if completely covered by insurance, may affect our image and generate a public perception that we are less safe or reliable than other airlines, which in turn would harm consumer demand, our revenues and our market position. In addition, any accident or incident relating to an aircraft operated by another airline and which involves one of the same models of aircraft as are in our fleet may generate a public perception that the particular model of aircraft is unsafe, which in turn may also harm demand for our services, revenues and, consequently, our results of operations.
      Like other airlines, we are subject to delays caused by factors beyond our control, including airport congestion, adverse weather conditions and increased safety measures. Delays have the effects of leaving passengers dissatisfied, reducing aircraft usage rates (the average number of hours per day an aircraft is in operation) and increasing costs, and, accordingly, may affect our profitability. Adverse weather conditions may cause cancellations of, or significant delays in, our flights. Cancellations or delays resulting from adverse weather conditions, problems with air traffic control and safety related measures may harm our reputation as a punctual airline, which could lead to decreased demand for our services.
Risks Relating to the ADSs and our Preferred Shares

We have a stable group of principal shareholders with the power to manage our business, and the interests of these persons may conflict with those of other shareholders.
      Our principal shareholders TEP, Aerosystem and Nova Fronteira collectively control 99.97% of our common stock and have the power to, among other things, (i) elect the majority of our directors, and (ii) control the results of any proposal requiring shareholder approval (including transactions with related parties, corporate re-organization, sales of assets and the timing and conditions of payment of any future dividends, subject to the minimum mandatory dividend distribution requirements under Brazilian corporation law). Our principal shareholders have the power to approve transactions that might not be in the interests of other shareholders and may prevent or frustrate any attempts to remove our current directors or executive officers by voting in accordance with the terms of our shareholders’ agreement, see “Principal and Selling Shareholders — Shareholders’ Agreement.”

Our preferred shares do not carry general voting rights.
      Our preferred shares and, consequently, our ADSs do not carry general voting rights except in relation to certain specific matters and under specific circumstances. See “Description of Our Capital Stock.” Our principal shareholders, who hold the majority of common shares with voting rights and control us, are therefore able to approve corporate measures without the approval of holders of our preferred shares.

Accordingly, you will not have control over the approval of corporate measures such as appointment of directors, approval of significant transactions or changes in our capital structure.

We have not paid dividends in recent years and may not do so in the future.
      Our by-laws require us to pay at least 25% of our net adjusted annual profits in the form of dividends to our shareholders. Our net profit may be capitalized, used to offset losses or retained as provided for in Brazilian corporation law, and may not be available for the payment of dividends. We may not pay dividends to our shareholders in any year in the event that our board of directors resolves that a dividend payment would not be prudent as a result of our financial condition. We did not distribute dividends or interest on capital to our shareholders between 1997 and 2005 because we had accumulated losses for those years. Our board of directors has declared a dividend in respect of the financial year ended December 31, 2005, although such payment is subject to ratification by our shareholders. See “Dividends and Dividend Policy — Our dividend policy”.
      In addition, the payment of dividends is contingent upon the net profit distributed as dividends by our operating subsidiaries. In the event that our operating subsidiaries are unable to distribute dividends, we may not have sufficient funds to be able to pay dividends to our shareholders.

The economic value of your investment may be diluted.
      The initial offering price for the ADSs may exceed the book value of our preferred shares after the completion of this offering. For the purpose of any subsequent calculation of net book value, any premiums paid by investors would be aggregated with other tangible assets and attributed to the total number of preferred shares outstanding following completion of the offering. If this were the case, investors acquiring the ADSs in this offering would accordingly suffer an immediate and significant decline in the book value of their investment. See “Dilution.”
      In addition, in the event that we need to obtain capital for our operations by issuing new shares, any such issuance may be made at a value below the book value of our preferred shares on the relevant date. In that event, investors subscribing for or acquiring our preferred shares in this offering would suffer an immediate and significant dilution in relation to future transactions on the capital markets.

The sale of significant quantities of ADSs or preferred shares after this offering may cause the stock market price value of our preferred shares to decline.
      Pursuant to the terms of a lock-up agreement, we, our board of directors, our board of executive officers, TEP and the selling shareholders will agree that for 180 days after the date of the first publication in Brazil of the notice of this offering, we will not issue or transfer any ADSs or preferred shares or options or warrants to purchase preferred shares, or any securities convertible into, or exchangeable for, or that represent the right to receive, our preferred shares. Following the expiration of the 180 day period (which may be shortened or cancelled with the consent of agents), the preferred shares formerly subject to the restrictions set out above may be freely traded. In the event that we or the selling shareholders elect to sell a significant number of our preferred shares, or in the event that the market perceives that we have the intention of any such sale, unless there are high levels of demand to purchase our ADSs or preferred shares the stock market price of our preferred shares or ADSs would decline significantly.

Brazilian securities markets are relatively volatile and illiquid. Therefore you may not be able to sell the preferred shares underlying the ADSs at the price and time you desire.
      Investing in securities that trade in emerging markets, such as Brazil, often involves greater risk than investing in securities of issuers in the United States, and such investments are generally considered to be more speculative in nature. The Brazilian securities market is substantially smaller, less liquid and can be more volatile than major securities markets in the United States. There is also significantly greater concentration in the Brazilian securities market than in major securities markets in the United States. The ten largest companies in terms of market capitalization represented approximately 66.9% of the aggregate market capitalization of the BOVESPA as of December 31, 2005. The top ten stocks in terms of trading volume accounted for approximately 51.6%, 42.0% and 50.3% of all shares traded on the BOVESPA in 2003, 2004 and in 2005, respectively. Accordingly, although you are entitled to withdraw the preferred shares underlying the ADSs from the depository at any time, you may not be able to sell the preferred shares underlying the ADSs at a price and time at which you wish to do so.

Changes in Brazilian tax laws may have an adverse impact on the taxes applicable to a disposition of our preferred shares or ADSs.
      Law No. 10,833 of December 29, 2003 provides that the disposition of assets located in Brazil by a non-resident to either a Brazilian resident or a non-resident is subject to taxation in Brazil, regardless of whether the disposition occurs outside or within Brazil. This provision results in the imposition of income tax on the gains arising from a disposition of our preferred shares by a non-resident of Brazil to another non-resident of Brazil. There is no judicial guidance as to the application of Law No. 10,833 of December 29, 2003 and, accordingly, we are unable to predict whether Brazilian courts may decide that it applies to dispositions of our ADSs between non-residents of Brazil. However, in the event that the disposition of assets is interpreted to include a disposition of our ADSs, this tax law would accordingly result in the imposition of withholding taxes on the disposition of our ADSs by a non-resident of Brazil to another non-resident of Brazil.
      Because any gain or loss recognized by a U.S. Holder (as defined in “Taxation — United States”) will generally be treated as a U.S. source gain or loss unless such credit can be applied (subject to applicable limitations) against tax due on the other income treated as derived from foreign sources, such U.S. Holder would not be able to use the foreign tax credit arising from any Brazilian tax imposed on the disposition of our preferred shares.

The Brazilian government may impose exchange controls and significant restrictions on remittances of reais abroad, which would adversely affect your ability to convert and remit dividends, distributions or the proceeds from the sale of our preferred shares, our capacity to make dividend payments to non-Brazilian investors and would reduce the market price of our preferred shares or ADSs.
      The Brazilian government may restrict the remittance abroad of proceeds of investments in Brazil and the conversion of the real into foreign currencies. The Brazilian government last imposed such remittance restrictions for a brief period in 1989 and in early 1990. In the event that the Brazilian government determines that the Brazilian foreign currency reserves need to be maintained, it may impose temporary charges on any overseas remittance of up to 50% of the value of the remittance. We cannot assure you that the Brazilian government will not take any such similar measures in the future. The reimposition of any such restrictions would hinder or prevent your ability to convert dividends, distributions or the proceeds from any sale of our preferred shares into U.S. dollars and to remit U.S. dollars abroad and our capacity to make dividend payments to non-Brazilian investors. The imposition of any such restrictions would have a material adverse effect on the stock market price of our preferred shares or ADSs.

If you surrender your ADSs and withdraw preferred shares, you risk losing the ability to remit foreign currency abroad and certain Brazilian tax advantages.
      As an ADS holder, you benefit from the electronic certificate of foreign capital registration obtained by the custodian for our preferred shares underlying the ADSs in Brazil, which permits the custodian to convert dividends and other distributions with respect to the preferred shares into non-Brazilian currency and remit the proceeds abroad. If you surrender your ADSs and withdraw preferred shares, you will be entitled to continue to rely on the custodian’s electronic certificate of foreign capital registration for only five business days from the date of withdrawal. Thereafter, upon the disposition of or distributions relating to the preferred shares unless you obtain your own electronic certificate of foreign capital registration or you qualify under Brazilian foreign investment regulations that entitle some foreign investors to buy and sell shares on Brazilian stock exchanges without obtaining separate electronic certificates of foreign capital registration you would not be able to remit abroad non-Brazilian currency. In addition, if you do not qualify under the foreign investment regulations you will generally be subject to less favorable tax treatment of dividends and distributions on, and the proceeds from any sale of, our preferred shares.
      If you attempt to obtain your own electronic certificate of foreign capital registration, you may incur expenses or suffer delays in the application process, which could delay your ability to receive dividends or distributions relating to our preferred shares or the return of your capital in a timely manner. The depositary’s electronic certificate of foreign capital registration may also be adversely affected by future legislative changes.

If we do not maintain a registration statement and no exemption from the Securities Act is available, U.S. Holders of ADSs will be unable to exercise preemptive rights with respect to our preferred shares.
      We will not be able to offer our preferred shares to U.S. holders of ADSs pursuant to preemptive rights granted to holders of our preferred shares in connection with any future issuance of our preferred shares unless a registration statement under the Securities Act is effective with respect to such preferred shares and preemptive rights, or an exemption from the registration requirements of the Securities Act is available. We are not obligated to file a registration statement relating to preemptive rights with respect to our preferred shares, and we cannot assure you that we will file any such registration statement. If such a registration statement is not filed and an exemption from registration does not exist, JPMorgan Chase Bank, N.A., as depositary, will attempt to sell the preemptive rights, and you will be entitled to receive the proceeds of such sale. However, these preemptive rights will expire if the depositary does not sell them, and U.S. holders of ADSs will not realize any value from the granting of such preemptive rights.

FORWARD-LOOKING STATEMENTS
      This prospectus includes certain forward-looking statements (particularly in “Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business”). These forward-looking statements are based principally on our current expectations and on projections of future events and financial trends that currently affect or might affect our business. In addition to the items discussed in other sections of this prospectus, there are many significant factors that could cause our financial condition and results of operations to differ materially from those set out in our forward-looking statements, including factors such as:

•	economic and political developments in both Brazil and the principal international markets in which we operate;

•	our management’s expectations and estimates as to future financial performance, financial plans and the impact of competition on our business;

•	our level of indebtedness and other payment obligations;

•	our plans relating to investments and capital expenditures;

•	variations in interest rates, inflation and the exchange rate relating to the real (with respect to both potential depreciation and appreciation of the real);

•	existing and future regulations;

•	increases in fuel costs, maintenance costs and insurance premiums;

•	changes in market prices, preferences of consumers and competitive conditions;

•	cyclical and seasonal variations in our results of operations;

•	defects or other mechanical problems in our aircraft;

•	the implementation of our strategies and growth plans;

•	changes in fiscal policy and tax laws; and

•	other risk factors set forth in “Risk Factors.”
      The words “believe,” “expect,” “continue,” “understand,” “hope,” “estimate,” “will,” “may,” “might,” “intend” and other similar expressions are intended to identify forward-looking statements and estimates. Such statements refer only to the date on which they were expressed and we assume no obligation to publicly update or revise any such estimates resulting from new information or any other events. As a result of the inherent risks and uncertainties involved, the forward-looking statements included in this prospectus may not be accurate and our future results of operations and performance may differ materially from those set out for a number of different reasons. No forward-looking statement in this prospectus is a guarantee of future performance and each estimate involves risks and uncertainties.
      Investors are cautioned not to place undue reliance on any forward-looking statements.

ENFORCEMENT OF JUDGMENTS AND SERVICE OF PROCESS
      We and certain selling shareholders are incorporated under the laws of Brazil. All of our directors and officers named in this prospectus reside in Brazil and substantially all of our assets are located in Brazil. As a result, you may not be able to effect service of process upon us or these other persons within the United States or to enforce against us or these other persons judgments obtained in United States courts predicated upon the civil liability provisions of the federal securities laws of the United States.
      We have been advised by our Brazilian legal counsel, Machado, Meyer, Sendacz e Opice Advogados, that a judgment of a United States court for civil liabilities predicated upon the federal securities laws of the United States, subject to certain requirements described below, may be enforced in Brazil. Such counsel has advised that a judgment against us obtained in the United States would be enforceable in Brazil against us without reconsideration of the merits upon confirmation of that judgment by the Superior Court of Justice. That confirmation, generally, will be available if the United States judgment (i) fulfills all formalities required for its enforceability under the laws of the United States, (ii) is issued by a court of competent jurisdiction after proper service of process in accordance with Brazilian laws, (iii) is not subject to appeal, (iv) is authenticated by a Brazilian consular office in the United States and is accompanied by a sworn translation into Portuguese, and (v) is not contrary to Brazilian national sovereignty, public policy or “good morals” (as set forth in Brazilian law).
      We have further been advised by Machado, Meyer, Sendacz e Opice Advogados that (i) original actions may be brought in connection with this prospectus predicated solely on the federal securities laws of the United States in Brazilian courts and that Brazilian courts may enforce liabilities in such actions against us and certain of our advisors named herein subject to Brazilian public policy and national sovereignty, and (ii) the ability of a judgment creditor to satisfy a judgment by attaching certain assets of the defendant is limited by provisions of Brazilian law. In addition, a plaintiff (whether Brazilian or non-Brazilian) who resides outside Brazil during the course of litigation in Brazil must provide a bond to guarantee court costs and legal fees if the plaintiff owns no real property in Brazil. This bond must have a value sufficient to satisfy the payment of court fees and defendant’s attorney’s fees, as determined by the Brazilian judge, except in the case of the enforcement of foreign judgments which have been duly confirmed by the Superior Court of Justice. Notwithstanding the foregoing, no assurance can be given that confirmation of any judgment will be obtained, or that the process described above can be conducted in a timely manner.

EXCHANGE RATE INFORMATION
      Until March 14, 2005, there were two legal foreign exchange markets in Brazil, the commercial rate exchange market (or the Commercial Market) and the floating rate exchange market (or the Floating Market). On January 25, 1999, the Brazilian government announced the unification of the exchange positions of the Brazilian financial institutions in the Commercial Market and in the Floating Market, leading to a convergence in the pricing and liquidity of both markets. Previously, the Commercial Market was reserved primarily for foreign trade transactions and transactions that generally required prior approval from Brazilian monetary authorities, such as the purchase and sale of registered investments by foreign persons and related remittances of funds abroad (including the payment of principal of and interest on loans, notes, bonds and other debt instruments denominated in foreign currencies and duly registered with the Central Bank). The Floating Market rate generally applied to specific transactions for which Central Bank approval was not required. Both the Commercial Market rate and the Floating Market rate were reported by the Central Bank on a daily basis.
      On March 4, 2005, the Conselho Monetário Nacional issued Resolution No. 3,265 and Resolution No. 3,266 (each of which became effective on March 14, 2005), pursuant to which several changes were introduced in the Brazilian foreign exchange regime, including (i) the unification of the Commercial Market and the Floating Market, and (ii) the relaxation of rules for the acquisition of foreign currency by Brazilian residents. It is expected that the Central Bank will introduce further regulations in relation to foreign exchange transactions as well as to payments and/or transfers of Brazilian currency between Brazilian residents and non-residents (such transfers being commonly known as International Transfer of Reais), including those made through so-called non-resident accounts (also known as CC5 accounts).
      See “Risk factors — Risks relating to Brazil — Exchange rate instability may have adverse effects on the Brazilian economy, our business, financial condition, results of operations and prospects and the stock market price of our preferred shares or ADSs.”
      The following table sets forth the Commercial Market rate for the purchase of U.S. dollars expressed in reais per U.S. dollar for the periods and dates indicated:

	Exchange Rates of Reais per U.S. $1.00

Year Ended	Low	High	Average(1)	Period End

December 31, 2001	1.936	2.801	2.352	2.320

December 31, 2002	2.271	3.955	2.931	3.533

December 31, 2003	2.822	3.662	3.072	2.889

December 31, 2004	2.654	3.205	2.926	2.654

December 31, 2005	2.163	2.762	2.285	2.341

	Exchange Rates of Reais per U.S. $1.00

Month Ended	Low	High	Average(2)	Period End

January 2006	2.212	2.346	2.279	2.216

February 2006	2.118	2.222	2.162	2.136

March 2006 (through March 9)	2.113	2.178	2.140	2.162

Source: Central Bank.

(1)	Represents the daily average rate during each of the relevant periods.

(2)	Average of the lowest and highest rates in the period.
     Brazilian law provides that, whenever there (i) is a serious imbalance in Brazil’s balance of payments, or (ii) are serious reasons to foresee a serious imbalance in Brazil’s balance of payments, temporary restrictions may be imposed on remittances of foreign capital abroad.

USE OF PROCEEDS
      Based on the offering prices of R$42.00 per preferred share and US$19.43 per ADS, we expect to receive net proceeds of approximately US$93,731,205 (assuming no exercise of the over-allotment options) or net proceeds of approximately US$193,985,658 (in the event of full exercise of the over-allotment options) from the primary offering contemplated hereby, after deduction of estimated underwriting commissions and of other expenses payable by us in connection with the offering.
      We will use the net proceeds from the primary offering for fleet renewal and expansion and for general corporate purposes. We will use approximately 80% of the net proceeds for fleet renewal and expansion and the remaining funds for general corporate purposes.
      We will not receive any proceeds from the secondary offering of preferred shares and ADSs by the selling shareholders.

CAPITALIZATION
      The following table sets forth our short-term and long-term indebtedness, shareholders’ equity and total capitalization at December 31, 2005 and as adjusted to give effect to the primary offering and sale by us of the preferred shares and ADSs offered herein. The adjustments are based on the offering price of R$42.00 per preferred share and US$19.43 per ADS (based on an exchange rate of R$2.1615 to US$1.00, which was the U.S. dollar selling rate on March 9, 2006). The adjustments are also based on the sale of 10,342,714 preferred shares in the primary offering contemplated hereby, including preferred shares in the form of ADSs (assuming full exercise of the overallotment option and after deduction of commissions and expenses we must pay in connection with the primary offering). We will not receive any proceeds from the secondary offering of our preferred shares and ADSs by selling shareholders. The information set forth in the table below is derived from our audited consolidated financial information at December 31, 2005, prepared in accordance with Brazilian GAAP, and should be read in conjunction with “Management’s discussion and analysis of financial condition and results of operations” and our audited consolidated financial information at December 31, 2005 and the notes thereto included elsewhere in this prospectus.

	Actual	As adjusted

	(R$ millions)	(R$ millions)

Short-term debt (accumulated interest and current portion of long-term debt)
Loans and financing

Secured	115	115

Unsecured	4	4
Finance lease and operating lease liabilities

Secured	62	62

Unsecured	—	—
Reorganization of Fokker 100 fleet

Secured	9	9

Unsecured	—	—
Debentures

Secured	26	26

Unsecured	—	—

Total short-term debt	216	216

Long-term debt
Loans and financing

Secured	151	151

Unsecured	—	—
Finance lease and operating lease liabilities

Secured	156	156

Unsecured	—	—
Reorganization of Fokker 100 fleet

Secured	85	85

Unsecured	—	—
Debentures

Secured	33	33

Unsecured	—	—

Total long-term debt	425	425

Shareholders’ equity	760	1,179

Total capitalization(1)	1,185	1,604

(1)	Long-term debt (excluding the short-term portion) and shareholders’ equity.
      None of our indebtedness is guaranteed.

DILUTION
      Dilution, for the purposes of this table, is presented as the amount by which the offering price paid by purchasers of our preferred shares and ADSs to be sold in this offering will exceed the net book value per preferred share of our capital stock after the completion of this offering. The net book value per outstanding share is equal to the amount of our total tangible assets (total assets less intangible assets) less total liabilities, divided by the number of outstanding shares on March 9, 2006. After giving effect to the sale of 10,342,714 preferred shares in the primary offering contemplated hereby including preferred shares in the form of ADSs (assuming full exercise of the over-allotment option and after deduction of commissions and expenses we must pay in connection with the primary offering), based on the offering price of our preferred shares of R$42.00 per preferred share and US$19.43 per ADS (based on an exchange rate of R$2.1615 to US$1.00, which was the U.S. dollar selling rate on March 9, 2006), our net book value on December 31, 2005 would have been approximately R$1,179 million, representing R$7.64 per outstanding share or US$3.53 per ADS. This represents an immediate increase in net book value of R$2.36 per outstanding share, or US$1.09 per ADS, for purchasers of our preferred shares to be sold in this offering and an immediate dilution to such purchasers of R$34.36 per preferred share or US$15.90 per ADS. The following table illustrates this dilution per preferred share and per ADS (and does not take into account possible exercises of share options pursuant to the share purchase option plan we have implemented, as discussed in “Management — Share Purchase Option Plan”):

R$

Initial offering price per preferred share	42.00

Net book value per outstanding share before this offering	5.28

Increase in net book value per outstanding share attributable to new investors	2.36

Net book value per share after this offering	7.64

Dilution in net book value per preferred share for new investors	34.36

Percentage of dilution in net book value per preferred share for new investors(1)	81.8%

(1)	Percentage of dilution for new investors is calculated by dividing the dilution in net book value per share for new investors by the price of the offering.
Future Dilution
      Article 8 of our by-laws provides that holders of fully paid-up common shares may convert their common shares into preferred shares (at a ratio of one to one), provided that at no time may more than two thirds of our total outstanding capital stock be comprised of preferred shares. Accordingly, holders of our preferred shares and, consequently, our ADSs may in the future experience further dilution in the event that holders of our common shares convert their common shares into preferred shares. See “Description of our Capital Stock—Rights of our common and preferred shares.”

SELECTED FINANCIAL AND OPERATIONAL INFORMATION
      The tables below contain a summary of our financial data as of and for each of the periods indicated and were extracted from our consolidated financial statements and unaudited financial information, prepared in accordance with Brazilian GAAP and the Plan of Accounts drawn up by DAC. The information set forth in this section should be read in conjunction with our consolidated annual financial statements and unaudited financial information (including the notes thereto) and “Presentation of financial and certain other information” and “Management’s discussion and analysis of financial condition and results of operations.”
      The summary consolidated annual financial information at December 31, 2005 and 2004 and for each of the three years in the period ended December 31, 2005, prepared in accordance with Brazilian GAAP, is derived from our audited consolidated annual financial statements included elsewhere in this prospectus audited by our independent registered public accounting firm.
      The summary information described above also includes the reconciliation of certain items to U.S. GAAP. Brazilian GAAP differs in certain significant respects from U.S. GAAP. For a summary of certain principal differences, see note 29 of our consolidated financial statements for the year ended December 31, 2005 and 2004 and for each of the three years in the period ended December 31, 2005, included elsewhere in this prospectus. For a summary of the reconciliation from Brazilian GAAP to U.S. GAAP in our consolidated financial statements see “Management’s discussion and analysis of financial condition and results of operations — Reconciliation with U.S. GAAP.”
      For your convenience, the following tables also contain U.S. dollar translations of the real amounts presented at December 31, 2005, translated using the rate of R$2.3407 to US$1.00, the U.S. dollar selling rate at December 31, 2005 published by the Central Bank on SISBACEN, using transaction PTAX 800, option 5).
      The following tables also include unaudited operational and other data indicative of performance utilized by certain investors in evaluating companies operating in the global air transportation sector. This unaudited operational data is not included in or derived from our consolidated annual financial statements or unaudited financial information.

	At December 31,

Brazilian GAAP	2005	2005	2004	2003	2002	2001

	(US$ millions)	(R$ millions)

Balance sheet data

Cash and banks	40	93	86	71	46	2

Financial investments	386	903	211	101	—	8

Customer accounts receivable	326	763	553	293	240	439

Total assets	1,415	3,311	2,203	2,788	3,537	2,796

Debt(1)	115	270	151	81	203	56

Finance lease and operating lease liabilities(1)	93	218	261	1,235	1,649	1,218

Debentures(1)	25	59	75	137	89	—

Advance ticket sales	238	558	367	225	181	242

Shareholders’ equity	325	760	191	42	204	461

(1)	Refers to the total balance of current liabilities plus long-term liabilities.

	At December 31,

U.S. GAAP	2005	2005	2004

	(US$ millions)	(R$ millions)

Balance sheet data

Cash and cash equivalents and marketable securities	425	995	297

Customer accounts receivable, net	326	763	553

Total assets	2,588	6,057	4,989

Debt(1)	115	270	151

Obligations under finance leases(1)	1,215	2,845	3,172

Debentures(1)	25	59	75

Advance ticket sales	238	558	367

Shareholders’ equity	265	620	(164)

(1)	Refers to the total balance of current liabilities plus long-term liabilities.

	Year Ended December 31,

Brazilian GAAP	2005	2005	2004	2003	2002	2001

	(US$ millions)(1)	(R$ millions)(1)

Statement of operations data

Gross operating revenue	2,525	5,910	4,744	3,768	3,472	2,970

Air transportation revenues:

Domestic	1,791	4,192	3,233	2,688	2,533	2,212

International	442	1,034	893	679	587	463

Cargo	174	407	319	236	220	212

Other operating revenues	118	277	299	165	132	83

Taxes and deductions	(112)	(261)	(224)	(176)	(142)	(259)

Net operating revenue	2,413	5,649	4,520	3,592	3,330	2,711

Operating expenses:

Fuel	(724)	(1,695)	(1,067)	(787)	(748)	(578)

Sales and marketing	(365)	(855)	(656)	(527)	(463)	(351)

Aircraft and flight equipment leases	(268)	(627)	(651)	(648)	(574)	(362)

Personnel	(286)	(669)	(546)	(417)	(435)	(397)

Maintenance	(152)	(356)	(389)	(372)	(329)	(222)

Services rendered by third parties	(160)	(374)	(360)	(304)	(337)	(253)

Landing, take-off and navigational tariffs	(100)	(233)	(186)	(151)	(185)	(161)

Depreciation and amortization	(36)	(85)	(91)	(155)	(133)	(107)

Aircraft insurance	(17)	(40)	(53)	(77)	(66)	(22)

Other	(123)	(288)	(227)	(186)	(296)	(265)

Total operating expenses	(2,231)	(5,222)	(4,226)	(3,624)	(3,566)	(2,718)

Gross income (loss)	182	427	294	(32)	(236)	(7)

Financial income (expenses), net	(39)	(92)	(82)	261	(671)	(338)

Other operating income (expenses), net	(13)	(31)	(14)	(9)	(10)	129

Operating income (loss)	130	304	198	220	(917)	(216)

Non-operating income (expenses), net	(3)	(8)	300	15	46	131

Income (loss) before income tax and social contribution	127	296	498	235	(871)	(85)

Income tax and social contribution	(47)	(109)	(156)	(61)	265	29

Income (loss) before minority interest	80	187	342	174	(606)	(56)

Minority interest	—	—	(1)	0	—	—

Income (loss) for the year	80	187	341	174	(606)	(56)

Income (loss) per thousand shares (in reais and US dollars)	0.56	1.30	2.78	1.42	(5.00)	(0.46)

(1)	Except where indicated.

	Year Ended December 31,

U.S. GAAP	2005	2005	2004	2003

	(US$ millions)(1)	(R$ millions)(1)

Statement of operations data

Gross operating revenue	2,519	5,895	4,744	3,845

Air transportation revenues:

Domestic	1,791	4,912	3,233	2,688

International	442	1,034	893	740

Cargo	174	407	319	240

Other operating revenues	112	262	299	177

Taxes and deductions	(112)	(261)	(224)	(178)

Net operating revenue	2,407	5,634	4,520	3,667

Operating expenses:

Fuel	(724)	(1,695)	(1,067)	(802)

Sales and marketing	(371)	(868)	(656)	(544)

Aircraft and flight equipment leases	(128)	(300)	(321)	(365)

Personnel	(285)	(666)	(544)	(426)

Maintenance	(152)	(356)	(389)	(381)

Services rendered by third parties	(152)	(357)	(360)	(306)

Landing, take-off and navigational tariffs	(100)	(233)	(186)	(161)

Depreciation and amortization	(88)	(206)	(193)	(204)

Aircraft insurance	(17)	(40)	(53)	(77)

Other	(129)	(301)	(258)	(171)

Total operating expenses	(2,146)	(5,022)	(4,027)	(3,437)

Operating income	261	612	493	230

Financial income (expenses), net	14	32	137	727

Income before income tax and social contribution	275	644	630	957

Income tax and social contribution	(93)	(217)	(199)	(304)

Income before minority interest	182	427	431	653

Minority interest	—	—	(1)	—

Income for the year	182	427	430	653

Income per thousand shares basic and diluted(2)

Common shares	1.34	3.13	3.33	5.10

Previous preferred shares	0.58	1.35	3.67	5.61

Current preferred shares(3)	0.81	1.90	—	—

(1)	Except where indicated.

(2)	The data relating to both our preferred and common shares has been adjusted to reflect the share split which took place on May 16, 2005, pursuant to which all holders of our existing shares received two shares of the same class and type for each share held.

(3)	The rights of preferred shareholders were altered on May 16, 2005. Previously, preferred shares had carried the rights to a dividend 10% higher than that distributed to holders of common shares. From May 16, 2005 however preferred shares carried the same dividend rights as common shares. The terms “Previous” and “Current” preferred shares used in the above table reflect this change in entitlement.

	Year Ended December 31,

Operating Data Computed Using Financial Information Under Brazilian GAAP	2005	2005	2004	2003	2002	2001

	US$	R$	R$	R$	R$	R$

	(Unaudited)

Operating data

RASK (cents/centavos)	8.61	20.16	21.53	19.90	15.10	13.11

RASK scheduled domestic (cents/centavos)	8.67	20.30	20.84	18.09	13.78	14.38

RASK scheduled international (cents/centavos)	6.28	14.70	17.13	19.23	13.11	8.01

Yield scheduled domestic (cents/centavos)	13.42	31.42	35.21	34.27	27.77	29.83

Yield scheduled international (cents/centavos)	8.59	20.10	23.96	26.65	21.67	14.89

CASK (cents/centavos)	7.96	18.63	20.12	19.10	15.40	13.15

CASK except fuel (cents/centavos)	5.37	12.58	15.04	14.60	11.90	10.36

Average tariff (dollars/reais)	114.09	267.05	305.17	286.50	218.90	218.45

	Year Ended December 31,

Operating Data Computed Using Financial Information Under U.S. GAAP	2005	2005	2004	2003

	US$	R$	R$	R$

	(Unaudited)
Operating data

RASK (cents/centavos)	8.59	20.10	21.53	19.90

RASK scheduled domestic (cents/centavos)	8.67	20.30	20.77	18.09

RASK scheduled international (cents/centavos)	6.28	14.70	17.09	19.23

Yield scheduled domestic (cents/centavos)	13.42	31.42	35.21	34.27

Yield scheduled international (cents/centavos)	8.59	20.10	23.96	26.65

CASK (cents/centavos)	7.63	17.87	19.18	19.10

CASK except fuel (cents/centavos)	5.05	11.82	14.10	14.60

Average tariff (dollars/reais)	114.09	267.05	305.17	286.50

	Year Ended December 31,

Additional Operating Data	2005	2004	2003	2002	2001

	(Unaudited)

Paid passengers transported (thousands)	19,571	13,522	11,198	13,756	13,030

RPK (millions)	19,797	13,854	10,916	12,075	11,264

ASK (millions)	28,024	20,999	18,003	22,017	20,674

Load factor — %	70.6%	66.0%	60.6%	54.8%	54.5%

Break-even load factor (BELF) — %	65.3%	61.7%	61.2%	58.7%	54.7%

Block hours	323,729	241,684	210,282	301,103	294,090

Kilometers flown — Km (thousands)	185,158	139,367	119,984	161,099	157,883

Liters of fuel	1,073,918	820,335	710,962	922,936	892,496

Number of employees	9,669	8,215	7,665	8,181	7,994

Average aircraft use during the period (hours per day)	11.36	8.98	7.62	9.48	10.68

Take-offs	209,831	158,898	147,122	227,001	221,108

Average leg (km)	882	877	816	710	714

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
      The following discussion should be read in conjunction with our consolidated annual financial statements and the notes thereto, which are included elsewhere in this prospectus and have been prepared in accordance with Brazilian GAAP. Brazilian GAAP differs in certain significant respects from U.S. GAAP. For a summary of the reconciliations from Brazilian GAAP to U.S. GAAP in our consolidated audited financial statements see “Management’s discussion and analysis of financial condition and results of operations — Reconciliation to U.S. GAAP,” and note 29 to our audited consolidated annual financial statements at December 31, 2005 and 2004 and for each of the three years in the period ended December 31, 2005, included elsewhere in this prospectus.
Principal Factors Affecting Our Financial Condition and Results of Operations

Brazilian macroeconomic conditions
      Our revenues and profitability are affected by conditions in the Brazilian economy in general. In both 2003 and 2002, Brazilian GDP grew by less than 2.0% per year, principally as a result of:

•	uncertainties about Brazil’s political and economic future in the period before and immediately after Brazil’s presidential elections in October 2002;

•	higher interest rates in the domestic market, particularly in 2003, as a means of controlling inflation; and

•	political and economic uncertainties in emerging market countries.
      The sharp depreciation in the real that occurred in the second half of 2002 heightened concerns over a return to high inflation. The monetary authorities under the former government responded by increasing interest rates through the end of 2002, which significantly increased the cost of obtaining credit in the Brazilian economy and, as a result negatively impacted the rate of GDP growth in that year.
      During 2003 and 2004 (particularly in 2003), depreciation of the U.S. dollar in relation to other currencies, as well as the conservative monetary and fiscal policies of the Brazilian government, led to appreciation of the real in relation to the U.S. dollar. See the table in “— Effects of exchange rate variations and inflation on our financial condition and results of operations” below.
      The results of less stringent fiscal policies began to be seen in 2004. The resumption of economic growth became more visible, particularly in those sectors more sensitive to more widespread availability of credit. This recovery led to improvements in the labor market. Brazilian GDP grew by 4.9% in 2004 and the value of the real increased by 8.8% against the U.S. dollar between December 31, 2003 and December 31, 2004. According to DAC, growth in the Brazilian civil aviation market showed a close correlation with growth in Brazilian GDP. In terms of RPKs, the Brazilian domestic flight market increased by 0.7% in 2002, decreased by 5.7% in 2003 and resumed growth at a rate of 12.1% in 2004 and a rate of 19.4% in 2005. In the past three years, the growth rate of our domestic RPKs was approximately five times that of the Brazilian GDP. We believe that Brazilian GDP is an important factor in determining our capacity for future growth and our results of operations.
      Between September 2004 and May 2005, the Central Bank raised interest rates from 16.00% to 19.75%, in order to manage inflation. The impact of these rate rises has been to slow economic activity in Brazil during 2005, with GDP growth projected to be in the region of 3.5% for the year ended December 31, 2005, compared to 4.9% for the year ended December 31, 2004. These rate rises have also been successful in controlling inflation. Levels of inflation are now within the target range imposed by the Brazilian Central Bank on both a current and a 12 month basis. Accordingly, the Central Bank announced a decrease in the base interest rate from 19.75% to 19.50% in September 2005 and has decreased the base interest rate further in each month since that announcement. In January 2006, the Central Bank announced that the base interest rate would be 17.25%.

Effects of exchange rate variations and inflation on our financial condition and results of operations
      Our financial condition and results of operations have been historically affected by variations in exchange rates and the rate of Brazilian inflation. Our costs and expenses (such as fuel costs, lease obligations and GDS (or Global Distribution System, an electronic passenger distribution system) related expenses) are principally denominated in U.S. dollars or are linked to the U.S. dollar. At December 31, 2005 and December 31, 2004, approximately 52.1 and 51.1%, respectively, of our operating costs were either denominated in or linked to the U.S. dollar. In comparison, our revenues are mostly received in reais. We are therefore exposed to fluctuations in the U.S. dollar/real exchange rate, especially with respect to fuel and leasing costs. We have a policy of hedging changes in fuel prices by means of derivative transactions covering 30% of approximately three months of fuel consumption. In addition, we have also entered into hedging transactions in respect of our exposure to the depreciation of the real against the U.S. dollar, covering 40 to 60% of the cashflow exposure for a period of 12 months.
      Inflation has historically had an impact on our financial conditions and results of operations and it continues to do so. Our suppliers of services and certain products related to our operating costs and expenses generally utilize the IPCA index to adjust their prices for inflation. Approximately 47.9% and 48.9% of our operating costs and expenses were linked to inflation at December 31, 2005 and December 31, 2004 respectively. A substantial increase in inflation could adversely affect the levels of our costs and expenses.
      The table below sets forth certain data relating to inflation, real GDP growth rates, the real/ U.S. dollar exchange rate and oil prices for the periods indicated:

	Year Ended December 31,

	2005		2004		2003

Real growth in GDP		2.3		4.9%		0.5%

Inflation (IGP-M)		1.2%		12.4%		8.7%

Inflation (IPCA)		5.7%		7.6%		9.3%

DI Rate(1)		19.08%		17.46%		16.8%

LIBOR(2)		4.7%		2.6%		1.2%

Appreciation of the Brazilian real in relation to the dollar		13.4%		8.8%		22.3%

Rate of exchange at end of period — US$1.00	R$	2.3407	R$	2.6544	R$	2.8892

Average exchange rate(3) — US$1.00	R$	2.4341	R$	2.9257	R$	3.0715

Increase in West Texas Intermediate oil price (per barrel)		40.5%		33.6%		4.2%

West Texas Intermediate oil (per barrel) (end of period)	US$	61.04	US$	43.45	US$	32.52

West Texas Intermediate oil (per barrel) (average price over period)	US$	56.56	US$	41.43	US$	31.10

Sources: Getúlio Vargas Foundation (Fundação Getúlio Vargas, or FGV), Brazilian Geography and Statistics Institute (Instituto Brasileiro de Geografia e Estatística, or IBGE), Central Bank and Bloomberg.

(1)	The DI Rate corresponds to the average overnight interest rate for the interbank market in Brazil (cumulative to the end of the monthly period, annualized).

(2)	Quarterly LIBOR for dollar deposits relative to last day of period.

(3)	Represents average daily exchange rates in period.

Role of DAC and future replacement of DAC by ANAC
      DAC can influence our capacity for growth and our ability to generate future revenues. DAC has the authority to grant Brazilian airlines the right to operate new domestic routes, increase the frequency of flights serving existing routes, award slots, purchase or lease aircraft and approve the entry of new companies into the domestic civil aviation market. In the near future, DAC will be replaced by ANAC as the principal regulatory body for Brazilian civil aviation, according to a recent law issued by the Brazilian government. See “Regulation of the Brazilian civil aviation industry — Future Legislation.”

Flight sharing agreement (codeshare) with Varig
      On February 6, 2003, we signed a memorandum of understanding with Varig for the operation of shared flights (known as a codeshare agreement) with a preliminary stage and a second stage contemplating the possible merger of the two airlines. This measure was designed principally to eliminate overlapping flights and to rationalize the number of flights offered. The signing of this transaction allowed us to reorganize our fleet of aircraft, resulting in negotiations to return 19 Fokker F-100 aircraft (13 of which have already been returned), which in turn reduced our operating costs.
      On February 15, 2005, after it became clear that the proposed merger would not take place, we and Varig submitted a detailed plan to the Administrative Council of Economic Defense (or CADE) to end our codeshare agreement. On February 23, 2005, the codeshare agreement with Varig was terminated with the approval of CADE. The terms of the termination agreement gave us until May 24, 2005 to end our shared flights with Varig. We ceased operations of all previously shared flights with Varig on May 2, 2005.

Amendments to leasing arrangements
      During the second quarter of 2004, with the agreement of the relevant leasing counterparties, we amended 17 of our aircraft leasing agreements, changing their terms from finance leases to operating leases, in order to improve comparability of our financial statements. Accordingly, the finance leases for the relevant aircraft are no longer reflected as assets on our balance sheet because the lease agreements pertaining to those aircraft no longer contain options for us to purchase the aircraft at the end of their terms.
      As a result of the amendments described above (and with effect only from dates of those amendments), those expenses related to leasing have been reflected differently in our results than was previously the case. Until the second quarter of 2004, under the terms of the finance leases, our results were affected by depreciation of assets, financial expenses corresponding to interest payments, variations in the exchange rate applicable to the obligation recognized in the balance sheet and taxes applicable to the reevaluation of those same assets as a result of the realization of the corresponding reevaluation reserve. Under the terms of the operating leases, all revaluation reserve expenses we incur are recorded directly in our books as leasing expenses.
      The financial adjustments made in our consolidated audited financial statements for the year ended December 31, 2004 as a result of the retirement and disposal of assets are described in note 12(b) to those financial statements and include the items set out below:
      In 2004, in our statement of operations we recorded:

•	R$227 million in income from 2004 as a result of reversal of the revaluation reserve;

•	R$117 million as income as a result of the reversal of deferred tax effects;

•	R$295 million as non-operating income; and

•	R$59 million as financial income.
      In 2004, in our balance sheet we recorded:

•	a write-off of R$544 million in permanent assets; and

•	a write-off of R$898 million in finance leases of flight equipment.

Revenues
      Our revenues arise principally from passenger transportation. In the years ended December 31, 2005 and December 31, 2004, our operating revenues increased period-on-period from the following sources:

•	84.2% and 82.0%, respectively, from scheduled passenger transportation service;

•	11.1% and 11.7%, respectively, from cargo and charter service; and

•	4.7% and 6.3%, respectively, from services and maintenance of aircraft operated by other airlines, receipt of fines and fees in relation to re-pricing of air fares and sub-leasing, together with revenue from credit card companies that purchase TAM Loyalty Program points to pass on to their customers.
      Revenue from passenger transportation is driven by the number of paying passengers we transport, measured in revenue passenger kilometers, or RPKs, and the price those passengers pay, measured in the centavos price paid for each RPKs, or yield. RPKs increase either as a function of increased capacity, measured in ASKs, or an increase in load factor, measured as increased RPK in relation to available ASKs.
      Our revenues can be affected by market opportunities derived from the activities of our competitors, such as the reduction in the number of flights operated by Viaçao Aérea São Paulo S.A. (VASP) in the second half of 2004. Our revenues can also be affected by new airlines entering the market and the ticket pricing policies employed by our competitors. For this reason, we are constantly evaluating the number of flights we offer and the size of our fleet.
      We have succeeded in increasing our revenue in the past three years by better utilizing our fleet and optimizing our network of destinations, thus increasing ASKs in two of those three years and load without increasing the size of our fleet. In addition, in 2004 and 2005, the airline industry in Brazil has experienced an increase in demand as a result of the increase in Brazilian GDP and we have been able to capture a significant share of that increase in demand.
      The following table sets forth our supply and demand, load factor and scheduled domestic yield for the periods indicated:

	Year Ended December 31,

	2005	2004	2003

ASKs (millions)	28,024	20,999	18,003

RPKs (millions)	19,797	13,854	10,916

Scheduled domestic yield in centavos	31.42	35.21	34.27

Load factor	70.6%	66.0%	60.6%

Taxes and deductions
      The following taxes and tariffs are deducted from our gross revenues:

PIS and COFINS
      The Programa de Integração Social (Social Integration Program, or PIS) and the Contribuição para o Financiamento de Seguridade Social (Contribution for the Financing of Social Security, or COFINS) taxes are federal social contribution taxes assessed on gross operating revenues. In respect of passenger transportation revenues, the applicable rates of PIS and COFINS are 0.65% and 3%, respectively. In respect of cargo transportation and other revenues (except financial income), the applicable rates of PIS and COFINS are 1.65% and 7.60%, respectively (increased from 0.65% and 3% respectively in February 2004). International revenues are exempt from PIS and COFINS.
      Separately, TAM Mercosur is required to pay 3% of its revenues arising from international ticket and cargo sales under a Paraguayan tax referred to as the “assumed income” tax.

ICMS
      The Imposto sobre Operações Relativas à Circulação de Mercadorias e sobre Serviços de Transporte Interestadual e Intermunicipal e de Comunicação, ainda que as Operações se Iniciem no Exterior (Tax on the Circulation of Merchandise and Services, or ICMS) is a value-added state tax on gross operating revenues from the transportation of cargo. ICMS is charged for each stage in the chain of production and sale of products, at rates varying from 4% to 12% (depending on the product and the state where the service is rendered).

ISS
      The Imposto Sobre Serviços (Tax on Services, or ISS) is a municipal tax assessed at 5% of our gross operating service revenues. We are required to pay ISS, as is our subsidiary TAM Viagens.

Tariff surcharge
      We are subject to a specific civil aviation industry contribution, referred to as a “tariff surcharge.” This contribution is assessed at 1% of each domestic air ticket sold.

Costs and expenses
      The principal components of our operating costs and expenses include fuel, sales and marketing expenses, leasing of aircraft and equipment, personnel, maintenance, services rendered by third parties, landing, take-off and navigational-assistance tariffs, depreciation and amortization, aircraft insurance and other expenses.
      Fuel costs vary depending on the international petroleum market and the size and utilization of our fleet. From January 1, 2002 to December 31, 2005, the price of West Texas Intermediate oil, the reference price used internationally to price oil, quoted in dollars, increased 207.7%, from US$19.84 per barrel to US$61.04 per barrel. As a result of the fact that the price of oil is quoted in U.S. dollars, our fuel costs are also affected by exchange rate variations. In the past three years, we have succeeded in passing on the increase in fuel prices and exchange rate variations to passengers by increasing our ticket prices, albeit with a delay of several months. However, prevailing market conditions may lead to our having greater difficulties in adjusting our prices. We have entered into derivative transactions to hedge against certain oil price and exchange rate variations. See “— Qualitative and quantitative disclosures regarding market risk.”
      We have also implemented a fuel tankering program, the object of which is to obtain cost savings that arise as a result of the fact that fuel may be obtained at lower prices in certain destinations. In the case of domestic destinations, the price variances arise principally because different states in Brazil apply different rates of value-added-tax to fuel. In the case of international destinations, the price variances reflect movements in the cost of oil on the international petroleum markets (which is itself driven by international commodity price variances). In both cases, we believe that the factors highlighted will continue to drive fuel price variances in the future and, accordingly, that the fuel tankering program will continue to be available to provide cost savings to us.
      Our fuel tankering policy operates as follows: where a particular airport has fuel available at a cost that is lower than at the airport to which the relevant flight is travelling, we purchase more fuel at the point of origin, thereby minimizing uplift at those airports at which fuel is more expensive. Before making a decision as to whether we proceed with fuel tankering on a given flight, we also factor in the increased fuel costs that arise as a result of the additional weight that an aircraft carrying additional fuel must fly with. Our systems allow us to calculate the cost savings on a daily basis.
      The principal components of our sales and marketing expenses are:

•	commission and discounts to travel, tourism and cargo agents, as compensation for the sale of tickets, tourist packages and cargo shipping (paid directly to the relevant agencies); and

•	other sales and marketing expenses, principally credit card administration fees.
      The costs incurred in the leasing of aircraft and equipment are denominated in foreign currencies and increase in proportion to the size of our fleet. These costs are affected by variations in the exchange rate and in LIBOR. We have entered into derivative transactions to hedge against certain exchange rate variations. See “— Qualitative and quantitative disclosures regarding market risk.” In 2003, we began a process of renegotiating the terms of the lease agreements relating to our fleet of Fokker 100 aircraft and agreed to return 19 Fokker 100 aircraft (13 of which have already been returned). During the second quarter of 2004, we converted our financing lease agreements to operating leases (see “— Amendments to leasing arrangements”). As a result, these lease expenses are no longer recorded against our leasing liabilities but are instead posted as costs for aircraft and flight equipment leasing costs.
      Personnel costs vary with the number of employees, our salary policy, collective bargaining agreements and profit-sharing programs, as well as the number of hours flown by all crewmembers. The base date relating to renegotiations of the collective bargaining agreements with our employees is December of each year. Accordingly, any salary adjustments will be almost completely reflected in the following year.
      Maintenance costs consist of corrective and preventive work performed on our aircraft and flight equipment and include spare parts for aircraft, which are posted in the accounts as operating expenses as such parts are utilized. Maintenance costs vary according to the level of utilization of the fleet.
      Expenses relating to services rendered by third parties include airport ground-support services, GDS costs and airport-utilization concession expenses. Third-party expenses vary mainly according to the volume of our operations. Since implementation of the e-TAM portal in September 2004, our GDS utilization costs have been substantially reduced in relation to domestic reservations. At December 31, 2005, domestic reservations made via the e-TAM portal accounted for approximately 94.4% of all domestic reservations, compared to approximately 33% at December 31, 2004.
      Landing, take-off and navigational-assistance tariff costs include aircraft parking and overflight fees and vary according to the volume of our operations and airfare adjustments established by the Brazilian Federal Airport Infrastructure Company (or INFRAERO), state and international authorities. These expenses are also affected by variations in the exchange rate because international tariffs are charged in foreign currencies.
      Depreciation and amortization costs principally relate to engines, systems and spare parts and vary depending on the useful life of these components. With effect from the second quarter of 2004, our depreciation expenses decreased significantly as a result of changing the terms of the lease agreements of 17 aircraft from finance leases to operating leases.
      Aircraft insurance costs increase in proportion to the size of our fleet, the number of passengers we transport and the number of landings we perform (in addition to the classification of our fleet risk by our insurers). These costs are also affected by variations in the exchange rate because we purchase insurance in foreign currency. Our operating lease agreements require us to keep the relevant aircraft insured.
      Other expenses include those relating to the provision of in-flight services, which vary principally as a function of the volume of passengers we carry on domestic and international flights, and general administrative costs.

Net financial expenses
      The Contribuição Provisória sobre Movimentação ou Transmissão de Valores e de Créditos e Direitos de Natureza Financeira (Provisional Contribution to the Movement or Transfer of Securities and Financial Credits and Rights, or CPMF) included in our financial expenses is a 0.38% federal tax levied on every debit transaction occurring in a bank account. In December 2003, the application tax was extended through December 2007. In Brazil, everyone who has a bank account (both private individuals and legal entities) must pay CPMF whenever they transfer or withdraw cash from their accounts.
      As a result of our change of 17 leasing arrangements from financing leases to operating leases, we are no longer required to reflect depreciation expenses, financial expenses corresponding to interest and exchange rate variations and revenues from reversal of income tax and social contributions applicable to the realization of revaluation reserves with respect to those leases.

Taxes

IRPJ and CSLL
      We are subject to the Imposto de Renda Pessoa Jurídica (Income Tax, or IRPJ) and the Contribuição Social Sobre Lucro Líquido (Social Contribution on Net Income, or CSLL), which together can require us to pay up to 34% of our adjusted net income (referred to as real income). These taxes are divided up as follows (i) applicable income tax of 15%, (ii) additional income tax of 10% (applicable to that portion of our results that exceeds R$240,000 per year), and (iii) CSLL, which requires that we pay 9% of our taxable income.
Minority Interests
      The government of Paraguay holds a 5.02% equity interest in TAM Mercosur’s capital stock. TAM Mercosur was acquired by us in September 2003. The amounts corresponding to the minority interest held by the Paraguayan government vary as a function of TAM Mercosur’s results.
Results of Operations
      The figures set forth in the tables below are expressed in both millions of reais and centavos and have been subject to rounding adjustments. Accordingly, additions or divisions of certain figures may not be an arithmetic aggregation of the totals and the actual sum of percentage variations may differ from those indicated.

Year ended December 31, 2005 compared to year ended December 31, 2004

	Year Ended December 31,

							% of Net
							operating revenue
Brazilian GAAP	2005	2004	Variation (%)	2005	2004	Variation (%)	(2005)

	(In centavos
	per ASK)			R$ millions

Gross operating revenue	21.1	22.6	(6.6)	5,910	4,744	24.6	105

Air transportation revenues	20.1	21.2	(5.0)	5,633	4,445	26.7	100

Domestic	15.0	15.4	(2.8)	4,192	3,233	29.7	74

International	3.7	4.3	(13.3)	1,034	893	15.7	18

Cargo	1.5	1.5	(4.3)	407	319	27.7	7

Other operating revenues	1.0	1.4	(30.6)	277	299	(7.4)	5

Taxes and deductions	(0.9)	(1.1)	(12.5)	(261)	(224)	16.7	(5)

Net operating revenue	20.2	21.5	(6.4)	5,649	4,520	25.0	100

Operating expenses

Fuel	(6.1)	(5.1)	19.1	(1,695)	(1,067)	58.9	(30)

Sales and marketing	(3.1)	(3.1)	(2.4)	(855)	(656)	30.2	(15)

Aircraft and flight equipment leasing	(2.2)	(3.1)	(27.8)	(627)	(651)	(3.7)	(11)

Personnel	(2.4)	(2.6)	(8.1)	(669)	(546)	22.7	(12)

Maintenance	(1.3)	(1.9)	(31.4)	(356)	(389)	(8.4)	(6)

Services rendered by third parties	(1.3)	(1.7)	(22.3)	(374)	(360)	3.7	(7)

Landing, take-off and navigational tariffs	(0.8)	(0.9)	(6.0)	(233)	(186)	25.4	(4)

Depreciation and amortization	(0.3)	(0.4)	(29.8)	(85)	(91)	(6.3)	(2)

Aircraft insurance	(0.1)	(0.3)	(43.6)	(40)	(53)	(24.8)	(1)

Others	(1.0)	(1.1)	(4.7)	(288)	(227)	27.1	(5)

Total operating expenses	(18.6)	(20.1)	(7.3)	(5,222)	(4,226)	23.6	(92)

Gross profit	1.5	1.4	8.6	427	294	44.7	8

Financial income (expense)	(0.3)	(0.4)	(15.9)	(92)	(82)	12.2	(2)

Other operating expenses, net	(0.1)	(0.1)	58	(31)	(14)	110.9	(1)

Operating income	1.1	0.9	14.9	304	198	53.4	5

Non-operating expenses, net	(0.0)	1.4	(102)	(8)	300	(102.7)	0

Income before income tax and social contribution	1.1	2.4	(55.7)	296	498	(40.7)	5

Income tax and social contribution	(0.4)	(0.7)	(47.9)	(109)	(156)	(30.9)	(2)

Income before minority interest	0.7	1.6	(58.9)	187	342	(45.2)	3

Minority interest	0	0	(147)	—	(1)	(162.7)	0

Net income for the year	0.7	1.6	(58.6)	187	341	(45.1)	3

Gross operating revenue
      Our gross operating revenues increased by 24.6% to R$5,910 million for the year ended December 31, 2005, compared to R$4,744 million for the year ended December 31, 2004. This increase was driven by an increase in volume, measured in RPKs, although this was partially offset by a decrease in yields. Our RPKs increased 42.9% and our total yield decreased 11.4% in 2005, to R$26.4 centavos on December 31, 2005. The increase in RPKs was a result of the combined effect of:

•	our taking advantage of the market opportunities resulting from the cessation of VASP’s operations as of September 2004 (which, according to the DAC, had an average of 8.8% of the domestic market share in 2004), causing our domestic market share, according to DAC, to reach 43.5% in 2005, compared to 35.8% in 2004 and

•	an increase in domestic demand, which grew 19.4% in 2005, compared to 2004, causing our load factor to increase from 66.0% to an average load factor of 70.6% in 2005.

      The decrease in our yield is the result of our strategy to offer value-added services at competitive prices, in an effort to increase market share to a proportionally greater extent than the decrease in our yield, thus increasing total revenue. Thus the increase of demand in our domestic market combined with our ability to capture market share following VASP’s cessation of activities, and a revised approach to our pricing strategy have led to a significant increase in volume. Considering the limited popularity of air travel in Brazil (according to the DAC, there were only 32.2 million transported passengers in 2004, compared to a total population of 182 million), the opportunities for further volume increase are substantial. The challenge going forward is to maintain competitive prices and stimulate demand to produce a positive overall balance, i.e. to ensure that any decrease in prices will be more than compensated by the stimulation of additional demand.
      Gross domestic passenger revenues increased by 29.7% to R$4,192 million for the year ended December 31, 2005, compared to R$3,233 million for the year ended December 31, 2004. Notwithstanding the decrease in our scheduled domestic yield to R$31.42 centavos for 2005, compared to R$35.21 centavos for 2004, there was an increase of 42.9% in RPKs due to the increase in our supply and the success of our network positioning strategy, which allowed us to capture significant demand in the domestic market, and as a result of the cessation of VASP’s operations as of September 2004.
      Gross international passenger revenues increased by 15.7% to a total of R$1,034 million for the year ended December 31, 2005, compared to R$893 million for the year ended December 31, 2004, despite the drop in our scheduled international yield of R$20.10 centavos for 2005, compared to R$23.96 centavos for 2004, and the 13.4% appreciation in the real against the U.S. dollar in the same period, which affects us because our international tickets are denominated in U.S. dollars. The increase in gross international passenger revenue is due to the addition of a daily flight on the São Paulo — Miami route and the São Paulo — New York route and a flight to Santiago, as well as the addition of three flights each week on the São Paulo — Paris route and seven flights each week on the São Paulo — Buenos Aires route.
      Gross cargo revenues increased by 27.7% to R$407 million for the year ended December 31, 2005, compared to R$319 million for the year ended December 31, 2004, due to the increase in our supply and the resulting availability of increased space in the aircraft bulk offered by TAM Express. Our strategy is to continue to utilize available aircraft cargo space opportunistically, as a complement to our passenger business.
      Other gross operating revenues decreased by 7.4% to R$277 million for the year ended December 31, 2005, compared to R$299 million for the year ended December 31, 2004, primarily due to an increase in revenues resulting from a 46.0% increase in sales of Loyalty Program points. This increase was partially offset by the 48.0% decrease in revenues from the subleasing of aircraft (we sublet four A330s and two F100s at December 31, 2004 compared to three A330s at December 31, 2005).

Taxes and deductions
      Taxes and deductions increased by 16.7% to R$261 million for the year ended December 31, 2005, compared to R$224 million for the year ended December 31, 2004, due to an increase in gross domestic passengers revenue and in gross cargo revenue, which are the main items constituting the calculation basis for sales deductions and taxes.

Net operating revenues
      Our net operating revenues increased by 25.0% to R$5,649 million for the year ended December 31, 2005 compared to R$4,520 million for the year ended December 31, 2004. RASK decreased 6.4% to

R$20.16 centavos in 2005 compared to R$21.53 centavos in 2004, mainly due to the impact of the foreign exchange rate on our international revenues.

Operating expenses
      Our cost of services rendered and operating expenses increased by 23.6% to R$5,222 million for the year ended December 31, 2005, compared to R$4,226 million for the year ended December 31, 2004 primarily due to increases in the costs of fuel, personnel and landing, take-off and navigational tariffs. The cost of services rendered and operating expenses per ASK (CASK) decreased by 7.4%, from R$20.12 centavos for the year ended December 31, 2005, compared to R$18.63 centavos for the year ended December 31, 2004. This was due to the more efficient utilization of our aircraft (block hours increased from 8.98 hours per aircraft per day to 11.36 hours, offsetting fixed costs), and a reduction of operating cost primarily relating to removing intermediaries from the booking process that previously used GDS systems, representing a decrease of approximately 1.5% in our CASK. Appreciation in the real against the U.S. dollar by 13.4% for the same period, caused an additional decrease in our CASK of 7.7%. This was partially offset by the increased cost of fuel, which increased by approximately 4.8% of our CASK.
      Fuel costs increased by 58.9% to R$1,695 million for the year ended December 31, 2005, compared to R$1,067 million for the year ended December 31, 2004, due to the 30.9% increase in the volume of fuel consumed and the 7.9% increase in the average price per liter of fuel. In 2005, we saved approximately R$21.7 million as a result of our fuel tankering program. Fuel costs per ASK increased by 19.1% in this period.
      Sales and marketing expenses increased by 30.2% to R$855 million for the year ended December 31, 2005, compared to R$656 million for the year ended December 31, 2004, principally due to a 32.8% increase in commissions and incentives paid to travel agents, which is linked in percentage terms to the increase in our revenues. There was also a 43.8% increase in marketing expenses, due to our resumption of marketing activities in the second half of 2004. Our temporary suspension of marketing activities was part of the restructuring project which reduced cash costs to enhance liquidity on a short term basis during 2003 and part of 2004. Sales and marketing expenses per ASK decreased by 2.4% in this period.
      Aircraft and flight equipment lease costs decreased by 3.7% to R$627 million for the year ended December 31, 2005, compared to R$651 million for the year ended December 31, 2004, primarily as a result of the increase of the size of our fleet by two aircraft, representing a cost increase of approximately R$15.0 million, and the 13.4% appreciation of the real against the U.S. dollar in this period, representing a reduction of approximately R$84.0 million. These decreases were in part offset by an increase in the average cost per aircraft due to the substitution of Fokker 100 for Airbus A-320 family aircraft, representing an aggregate increase of R$39.0 million. The cost for aircraft and flight equipment leases per ASK decreased by 27.8% in this period.
      Personnel expenses increased by 22.7% to R$669 million for the year ended December 31, 2005, compared to R$546 million for the year ended December 31, 2004, primarily due to the increase of 17.7% in the effective headcount from 8,215 to 9,669 at the end of 2005 and to the salary adjustment of 6.0%. Labor costs per ASK decreased by 8.1% in this period, demonstrating economies of scale.
      Maintenance costs decreased by 8.4% to R$356 million for the year ended December 31, 2005, compared to R$389 million for the year ended December 31, 2004, principally due to an increase of 33.9% in the use of our aircraft to 323,729 block hours in 2005, compared to 241,684 block hours in 2004, partially offset by the appreciation of the real against the U.S. dollar in this period. Maintenance costs per ASK decreased by 31.4%.
      Costs and expenses for services rendered by third parties increased by 3.7% to R$374 million for the year ended December 31, 2005, compared to R$360 million for the year ended December 31, 2004, an increase of R$14.0 million, primarily due to airport service costs linked to the 32.1% increase in the number of take-offs from 209,831 in 2005, compared to 158,898 in 2004, and as a result of the costs of our equity offering which took place in June 2005, for a total amount of R$15.6 million. These increases were partially offset by a reduction of GDS expenses. Expenses for services rendered by third parties per ASK decreased by 22.3% in this period.
      Costs of landing, take-off and navigation charges increased by 25.4% to R$233 million for the year ended December 31, 2005, compared to R$186 million for the year ended December 31, 2004, due to the 32.1% increase in the number of take-offs and to the increase in navigational assistance, which was generated in consequence of the 32.9% increase in kilometers flown per aircraft. Costs for take-offs and landings and navigational tariffs per ASK decreased by 6.0% in this period.
      Depreciation and amortization costs decreased by 6.3% to R$85 million for the year ended December 31, 2005, compared to R$91 million for the year ended December 31, 2004, primarily due to the change from financial to operational leases for 17 aircraft (which occurred during the second quarter of 2004). As a result of the change in the type of lease, the relevant aircraft are no longer reflected in our balance sheet, with a consequent reduction in our depreciation and amortization costs. Depreciation and amortization costs per ASK decreased by 29.8% in this period.
      Costs for aircraft insurance decreased by 24.8% to R$40 million in 2005, compared to R$53 million in 2004, primarily due to the net reduction in the size of our fleet, and receipt of a more favorable risk rating from insurers, allowing us to obtain more favorable financial terms in our insurance agreements, and by the appreciation of the real against the U.S. dollar as regards entering into insurance agreements in 2004 because our payments under such agreements are denominated in U.S. dollars. Costs for aircraft insurance per ASK decreased by 43.6% in this period.
      Other operating expenses increased by 27.1% to R$288 million for year ended December 31, 2005, compared to R$227 million for the year ended December 31, 2004, due to the growth of our operations, offset by the reduction of our on-board services. Other operating expenses per ASK decreased by 4.7% in this period.
      In line with our strategy to increase productivity, we intend to further offset fixed costs in the future as a result of more efficient use of aircraft and redesigning of internal processes, and a achieve a better RASK/ CASK spread. Also, future changes in commercial policies should either decrease sales and marketing costs or increase the quality of the revenue stream. However, our exposure to foreign exchange fluctuations and fuel costs has significant impact on our expenses, and represents a key challenge to improving our results going forward.

Net financial income (expense)
      Our net financial income (expense) increased 12.2% to a net expense of R$92 million for the year ended December 31, 2005, compared to a net expense of R$82 million for the year ended December 31, 2004, primarily due to the change in the type of lease of our aircraft from financial to operating leases during the second quarter of 2004. The 13.4% appreciation of the real against the U.S. dollar in the period generated financial income relating to our lease payment obligations. As a result of the change in the type of leases described above, the foreign exchange variation was no longer reflected in our balance sheet and, accordingly, no longer generated financial income or expenses in 2005. The net financial income results for the year ended December 31, 2005 includes financial income from cash equivalents and expenses with foreign exchange hedge transaction (40% to 60% of the cash exposure hedged on a 12 month rolling basis) and fuel hedge transaction (30% of the fuel consumption on a 3 month rolling basis).

Net non-operating income (expense)
      Net non-operating income decreased to an expense of R$8 million for the year ended December 31, 2005 compared to an income of R$300 million for the year ended December 31, 2004, due to the writing off of aircraft finance leases from fixed assets, as a result of the change in the type of lease of our aircraft from financial to operating leases in 2004.

Income tax and social contribution
      Income tax and social security contributions decreased 30.9% to R$109 million for the year ended December 31, 2005, compared to R$156 million on December 31, 2004. This decrease is primarily due to the decrease in our results. Our actual IRPJ and CSLL expenses represented 36.7% of our income before tax and social contributions in 2005, compared to 31.3% in 2004.

Net income
      As a result of the factors discussed above, our net income decreased by 45.2% to R$187 million for the year ended December 31, 2005, compared to R$341 million for the year ended December 31, 2004 due primarily to a change in the type of lease of certain aircraft.

Year ended December 31, 2004 compared to year ended December 31, 2003

	Year Ended December 31,

							% of Net operating
Brazilian GAAP	2004	2003	Variation (%)	2004	2003	Variation (%)	revenue (2004)

	(In centavos per ASK)			(R$ millions)

Gross operating revenue	22.6	20.9	7.9	4,744	3,768	25.9	105.0
Air transportation revenues

Domestic	15.4	14.9	3.1	3,233	2,688	20.3	71.5

International	4.3	3.8	12.7	893	679	31.5	19.8

Cargo	1.5	1.3	15.9	319	236	35.2	7.1

Other operating revenue	1.4	0.9	54.4	299	165	81.3	6.6

Taxes and deductions	(1.1)	(1.0)	8.8	(224)	(176)	26.9	(5.0)

Net operating revenue	21.5	19.9	7.9	4,520	3,592	25.9	100.0
Operating expenses

Fuel	(5.1)	(4.4)	16.2	(1,067)	(787)	35.5	(23.6)

Sales and marketing	(3.1)	(2.9)	6.7	(656)	(527)	24.5	(14.5)

Aircraft and flight equipment leases	(3.1)	(3.6)	(13.8)	(651)	(648)	0.5	(14.4)

Personnel	(2.6)	(2.3)	12.2	(546)	(417)	30.8	(12.1)

Maintenance	(1.9)	(2.1)	(10.4)	(389)	(372)	4.6	(8.6)

Services rendered by third parties	(1.7)	(1.7)	1.8	(360)	(304)	18.7	(8.0)

Landing, take-off and navigational tariffs	(0.9)	(0.8)	5.4	(186)	(151)	22.9	(4.1)

Depreciation and amortization	(0.4)	(0.9)	(49.6)	(91)	(155)	(41.2)	(2.0)

Aircraft insurance	(0.3)	(0.4)	(41.2)	(53)	(77)	(31.4)	(1.2)

Other	(1.1)	(1.0)	4.5	(227)	(186)	21.8	(5.0)

Total operating expenses	(20.1)	(20.1)	0.0	(4,226)	(3,624)	16.6	(93.5)

Gross profit (loss)	1.4	(0.2)	—	294	(32)	(1,027.5)	6.5

Financial income (expenses)	(0.4)	1.5	—	(82)	261	(131.6)	(1.8)

Other operating expenses, net	(0.1)	(0.0)	0.0	(14)	(9)	65.6	(0.3)

Operating income	0.9	1.2	(23.3)	198	220	(10.2)	4.4

Non-operating income (expense), net	1.4	0.1	1,572.8	300	15	1,851.3	6.6

Income before income tax and social security contribution	2.4	1.3	81.3	498	235	111.5	11.0

Income tax and social contribution	(0.7)	(0.3)	118.2	(156)	(61)	154.5	(3.5)

Income before minority interest	1.6	1.0	68.3	342	174	96.3	7.6

Minority interest	—	—	—	(1)	0	0.0	0.0

Net income for the period	1.6	1.0	68.3	341	174	96.3	7.5

Gross operating revenue
      Our gross operating revenues increased by 25.9% to R$4,744 million in 2004 from R$3,768 million in 2003. This increase was driven by an increase in volume, measured in RPKs, partially offset by a decrease in yields. Our RPKs increased by 26.9% and our scheduled yield decreased by 1.4% during this period to R$31.86 centavos in 2004. The increase in RPKs was a result of the combined effect of:

•	our taking advantage of the market opportunities resulting from the cessation of VASP’s operations as of September 2004 (which, according to the DAC, had an average of 11.2% of the domestic market share for the first nine months of 2004), causing our domestic market share, according to DAC, to reach 35.8% in 2004, compared to 33.0% in 2003 and

•	an increase in the domestic demand, which grew 12.0% in 2004, compared to 2003, causing our load factor to increase 5.4 percentage points, resulting in an average load factor of 66.0% in 2004.
      The decrease in our yield is the result of our strategy to offer value-added services at competitive prices, enabling us to increase market share. Accordingly, the increase of demand in our domestic market combined with our ability to capture market share following VASP’s cessation of activities, and a revised approach to our pricing strategy have led to a significant increase in volume.
      Gross domestic passenger revenues increased by 20.3% to R$3,233 million in 2004 from R$2,688 million in 2003. RPKs increased by 21.2%. ASKs increased by 9.1%, due in large part to changes in our network, which enabled us to respond to significant demand in the domestic market (including demand resulting from the reduction in VASP’s operations beginning in September 2004). As a result of our restructuring project, domestic load factor increased to 64.4% from 58.0% in 2003. Our scheduled domestic yield was R$35.21 centavos in 2004, compared to R$34.27 centavos in 2003. The combination of increased RPKs, increased load factor and increased yield resulted in a 20.3% increase in domestic passenger revenues.
      Gross international passenger revenues increased by 31.5% to R$893 million in 2004 from R$679 million in 2003, due to the addition of a daily flight on the São Paulo — Miami route and one flight to Santiago, in addition to an increase in flights on the São Paulo — Paris and São Paulo — Buenos Aires routes, leading to an increase in ASKs. Our scheduled international yield was R$23.96 centavos in 2004, compared to R$26.65 centavos in 2003, a reduction of 10.1%. This reduction in yield was largely a result of the 8.8% appreciation of the real against the U.S. dollar during 2004.
      Gross cargo revenues increased by 35.2% to R$319 million in 2004 from R$236 million in 2003, due primarily to the increased frequency of our international flights and the consequent availability of more cargo space.
      Other gross operating revenues increased by 81.3% to R$299 million in 2004 from R$165 million in 2003, due to the increase in revenue resulting from partnerships relating to the TAM Loyalty Program, the sub-leasing of two additional Airbus A330 aircraft and the increase in revenues arising from sales of tourist packages brokered by TAM Viagens.

Taxes and deductions
      Taxes and deductions increased by 26.9% to R$224 million in 2004 from R$176 million in 2003, due to a 25.9% increase in the gross revenues upon which taxes and deductions are calculated, in addition to an increase in the COFINS rate from 3.0% to 7.6% in February 2004.

Net operating revenues
      Our net operating revenues increased by 25.9% to R$4,520 million in 2004 from R$3,592 million in 2003. RASK increased by 7.9%, to R$21.5 centavos per ASK in 2004 from R$19.9 centavos per ASK in 2003.

Operating expenses
      Our cost of services rendered and operating expenses increased by 16.6% to R$4,226 million in 2004 from R$3,624 million in 2003, due principally to the increase in the cost of fuel, personnel and landing, take-off and navigational-assistance costs. The cost of services rendered and operating expenses per ASK (CASK) remained stable at R$20.1 centavos. This was due to the more efficient utilization of our aircraft (block hours increased from 7.6 hours per aircraft per day to 8.9 hours, offsetting fixed costs), the reduction of our fleet size (we returned 13 Fokker-100 aircraft) and a reduction in our operating cost per ASK, especially relating to maintenance, as discussed below. These reductions in operating costs represented 1% of our CASK. The appreciation of the real by 8.8% against the U.S. dollar also reduced our operating costs, representing 4% of our CASK.
      Fuel costs increased by 35.5% to R$1,067 million in 2004, from R$787 million in 2003, due to an 11.8% increase in the volume of aircraft fuel and a 21.3% increase in the average price of fuel. Our fuel tankering policy, pursuant to which we fuel at locations that offer better prices, saved us approximately R$10 million in costs in 2004. The cost of fuel per ASK increased 16.2%, with our fuel tankering policy partially offsetting the impact of increases in fuel prices.
      Sales and marketing expenses increased 24.4% to R$656 million in 2004 from R$527 million in 2003, principally due to a 36.3% increase in commissions and incentives paid to travel agents which are linked in percentage terms to the increase in our revenues (gross revenues increased 25.9%) and a 71.4% increase in marketing expenses due to the fact that in the second half of 2004 we resumed marketing activities that had been interrupted in 2003. The temporary suspension of marketing activities was part of the restructuring project which aimed at reducing costs to increase liquidity on a short-term basis. Sales and marketing expenses per ASK increased 6.7%.
      Aircraft and flight equipment leasing costs increased 0.5% to R$651 million in 2004 from R$648 million in 2003. The change in the agreements in relation to 17 of our aircraft from finance to operating leases resulted in an increase of R$114 million in leasing costs. See “Principal Factors Affecting our Financial Condition and Results of Operations — Amendments to leasing arrangements.” However this increase was offset by the 8.8% appreciation of the real against the U.S. dollar, a reduction of R$14 million, and a decrease of R$102 million following the reduction of our fleet of Fokker 100 aircraft from 43 aircraft in 2003 to 30 aircraft in 2004. Aircraft and flight equipment costs per ASK decreased by 14.8%.
      Personnel costs increased by 30.8% to R$546 million in 2004 from R$417 million in 2003, principally due to a 7.2% increase in staff from 7,665 to 8,215 at the end of the year and a 12.5% salary adjustment that took effect in 2004. Our increase in staff was lower than the 16.6% increase in our supply, according to data provided by DAC. The cost of personnel per ASK increased 12.2%.
      Maintenance expenses increased by 4.6% to R$389 million in 2004 from R$372 million in 2003, principally as a result of a 14.9% increase in the utilization of our aircraft to 241,685 block hours in 2004 from 210,281 block hours in 2003, partially offset by R$4 million as a result of an increase in the value of the real against the U.S. dollar and reductions in costs and a gain in productivity that we achieved as a result of obtaining the European Aviation Safety Agency (EASA) certification for our maintenance center located in São Carlos. This certification enabled us to perform locally most maintenance that was previously performed overseas. The impact of these reductions was a cost saving of R$29 million as well as a considerable reduction in the time taken to complete these checks. Maintenance expenses per ASK decreased by 10.4%.
      Services rendered by third-parties increased by 18.7% to R$360 million in 2004 from R$304 million in 2003, due principally to airport service costs and ADSs fees arising from a 20.8% in the number of paid passengers transported to 13,522 in 2004 from 11,198 in 2003. Services rendered by third parties per ASK did not vary significantly in this period.
      Landing, take-off, and navigational-assistance tariff costs increased by 22.9% to R$186 million in 2004 from R$151 million in 2003, due to an 8% increase in the number of take-offs and an increase in navigational assistance required as a consequence of a 15.9% increase in the number of kilometers flown in 2004. Landing, take-off, and navigational-assistance tariff costs per ASK increased 5.4% due principally to an increase in the frequency of international flights, which are more expensive than domestic flights.
      Depreciation and amortization costs decreased by 41.2% to R$91 million in 2004 from R$155 million in 2003, principally as a result of the change in the agreements for 17 aircraft from financial leases to operating leases. See “Principal Factors Affecting our Financial Condition and Results of Operations —

Amendments to leasing arrangements.” As a result of this change, the relevant aircraft are no longer reflected as assets on our balance sheet, which had the effect of reducing our depreciation and amortization costs. Depreciation and amortization costs per ASK decreased by 49.6% in this period.
      Aircraft insurance costs decreased by 31.4% to R$53 million in 2004 from R$77 million in 2003, principally due to the reduction of our fleet, better risk-class rating from our insurers, more favorable financial conditions and the effect of the appreciation of the real against the U.S. dollar as that related to our payments for insurance in 2004 as insurance payments are made in U.S. dollars. Aircraft insurance costs per ASK decreased by 41.2% in this period.
      Other operating expenses increased by 21.8% to R$227 million in 2004 from R$186 million in 2003, due to a 16.4% increase in passenger volume and the growth of our operations, offset partially by reducing expenses relating to in-flight services. Other operating expenses per ASK increased 4.5%.

Net financial income (expense)
      Our net financial income decreased by 131.6% to a net expense of R$82 million in 2004 from a net income of R$261 million in 2003, principally as a result of the change in the leases for 17 aircraft from finance leases to operating leases in the second quarter of 2004. A 22.4% appreciation in the real against the U.S. dollar in 2003 generated additional financial revenues relative to our finance leases in that year. As a result of the change in leasing modes mentioned above, exchange rate variations are no longer reflected as assets on our balance sheet and no longer generated financial revenues from 2004. Financial expenses decreased by 46.8%, also as a result in the change in types of lease, as we no longer incur the expense of paying interest on finance leases.

Net non-operating income (expense)
      Our net non-operating income (expense) increased by 1,851.3% to R$300 million in 2004 from R$15 million in 2003, due to a writeoff of long-term finance leases and disposal of fixed assets that resulted from the change from financial lease to operating lease for 17 aircraft in the second quarter of 2004.

Income tax and social contribution
      Income tax and social contribution increased by 154.5% to R$156 million in 2004 from R$61 million in 2003. This increase was principally a result of an increase in our taxable operating income. Our effective IRPJ and CSLL tax rate was 31.3% in 2004 compared to 26.0% in 2003.

Minority interest
      The amounts corresponding to the share of minority shareholders decreased by 400% to R$(0.6) million in 2004 from R$0.2 million in 2003, due to the increase in net profits in 2004.

Net income
      As a result of the factors discussed above, our net profit increased by 96.3% to R$341 million in 2004 from R$174 million in 2003.

Quarterly operational data
      The following tables set forth our operational data for the six most recent three-month periods in both Brazilian GAAP and reconciled to U.S. GAAP:

	2005				2004
	Three-month Period Ended				Three-month Period Ended

Brazilian GAAP	December 31	September 30	June 30	March 31	December 31	September 30

	(R$ millions)(1)				(R$ millions)(1)

Statement of operations data

Gross operating revenue	1,657	1,611	1,307	1,335	1,407	1,296

Air transportation revenues	1,589	1,540	1,247	1,257	1,330	1,204

Domestic	1,175	1,157	942	918	984	868

International	292	284	206	252	238	253

Cargo	122	99	99	87	108	83

Other operating revenues	68	71	60	78	77	92

Taxes and deductions	(75)	(71)	(60)	(55)	(61)	(54)

Net operating revenue	1,582	1,540	1,247	1,280	1,346	1,242

Operating expenses

Fuel	(500)	(462)	(386)	(347)	(314)	(304)

Sales and marketing	(215)	(233)	(218)	(189)	(190)	(193)

Aircraft and flight equipment leases	(161)	(160)	(148)	(158)	(161)	(166)

Personnel	(195)	(171)	(157)	(146)	(172)	(136)

Maintenance	(88)	(82)	(94)	(92)	(115)	(117)

Services rendered by third parties	(98)	(94)	(93)	(89)	(88)	(108)

Landing, take-off and navigational tariffs	(66)	(59)	(54)	(54)	(55)	(50)

Depreciation and amortization	(22)	(21)	(21)	(21)	(19)	(21)

Aircraft insurance	(10)	(10)	(10)	(10)	(12)	(14)

Other	(89)	(78)	(63)	(58)	(60)	(58)

Total operating expenses	(1,444)	(1,370)	(1,244)	(1,164)	(1,186)	(1,167)

Gross income	138	170	3	116	160	75

Financial income (expenses), net	(9)	(23)	(26)	(34)	(22)	(17)

Other operating expenses, net	(17)	(7)	(5)	(2)	(5)	(4)

Operating income	112	140	(28)	80	133	54

Non operating income (expenses), net	1	3	(11)	(1)	(10)	(3)

Income (loss) before income tax and social contribution	113	143	(39)	79	123	51

Income tax and social contribution	(48)	(50)	14	(25)	(40)	(16)

Income (loss) before minority interest	65	93	(25)	54	83	35

Minority interest	—	—	—	—	—	(1)

Income (loss) for the period	65	93	(25)	54	83	34

Income (loss) per thousand shares (in reais)	0.45	0.65	(0.17)	0.44	0.68	0.28

(1)	Except where indicated.

	2005				2004
	Three-month Period Ended				Three-month Period Ended

U.S. GAAP	December 31	September 30	June 30	March 31	December 31	September 30

	(R$ millions)				(R$ millions)

Statement of operations data

Gross operating revenue	1,642	1,611	1,307	1,335	1,407	1,296

Air transportation revenues	1,589	1,540	1,247	1,257	1,330	1,204

Domestic	1,175	1,156	942	919	984	868

International	293	284	206	251	238	253

Cargo	121	100	99	87	108	83

Other operating revenues	53	71	60	78	77	92

Taxes and deductions	(75)	(71)	(60)	(55)	(61)	(54)

Net operating revenue	1,567	1,540	1,247	1,280	1,346	1,242

Operating expenses

Fuel	(500)	(462)	(386)	(347)	(314)	(304)

Sales and marketing	(228)	(233)	(218)	(189)	(190)	(193)

Aircraft and flight equipment leases	(78)	(76)	(72)	(74)	(74)	(71)

Personnel	(192)	(170)	(158)	(146)	(169)	(136)

Maintenance	(88)	(82)	(94)	(92)	(115)	(117)

Services rendered by third parties	(98)	(92)	(78)	(89)	(88)	(108)

Landing, take-off and navigational tariffs	(66)	(60)	(53)	(54)	(55)	(50)

Depreciation and amortization	(53)	(51)	(51)	(51)	(49)	(50)

Aircraft insurance	(11)	(10)	(9)	(10)	(13)	(14)

Other	(100)	(77)	(71)	(53)	(64)	(57)

Total operating expenses	(1,414)	(1,313)	(1,190)	(1,105)	(1,131)	(1,100)

Operating income	153	227	57	175	215	142

Financial income (expenses), net	(227)	60	271	(72)	175	228

Income (loss) before income tax and social contribution	(74)	287	328	103	390	370

Income tax and social contribution	21	(93)	(113)	(32)	(130)	(124)

Income (loss) before minority interest	(53)	194	215	71	260	246

Minority interest	(1)	—	—	—		(1)

Income (loss) for the period	(53)	194	215	71	260	245

Liquidity and capital resources
      We believe that our liquidity position exceeds the minimum required to sustain our business adequately and our working capital is sufficient for our present requirements. We also believe that additional sources of liquidity are available to us, if they are needed, through bank facilities.
      Our current liquidity ratio has been strongly influenced by the funds received from our public offering in June 2005. We increased our current liquidity ratio by 48% between December 31, 2004 and December 31, 2005, mainly due to this capitalization and an increase in cash generated from our operations. Our liquidity ratio is calculated by dividing current assets by current liabilities.
      In order to manage our liquidity, we take into account our cash and cash equivalents, accounts receivable and short term loans. Our accounts receivable are affected by the timing of receipt of credit card revenues and of invoicing tourist agencies. Customers purchasing tickets using credit cards have the option to purchase tickets and pay in installments, typically over an 80 day period. At December 31, 2005, we had R$995.5 million in cash and cash equivalents and R$763.2 million in accounts receivable, compared to R$296.9 million in cash and cash equivalents and R$553.3 million in accounts receivable at December 31, 2004.
      At December 31, 2005, we had short-term financing of R$118.5 million to finance our working capital needs. The majority of these financings are guaranteed by our receivables. Our short term financing includes the current portion of our long-term debt (meaning that debt that matures within twelve months of the balance sheet date). Of these short-term financings, our renegotiated lease agreements and our machinery and equipment financing agreements are denominated in foreign currencies and represent 1.8% of our total short-term financings. Our renegotiated lease agreements bear interest at a monthly rate of 0.504%. Our machinery and equipment financing agreements bear interest at a fixed spread over LIBOR.
      At December 31, 2005 our Industrial Funding (FINAME) agreements are denominated in reais and represent 5.7% of our total short-term financings. Our FINAME agreements bear interest at a fixed spread above TJLP, payable on both an annual and a monthly basis. At December 31, 2005 our Import Financing (FINIMP) agreements represent 28.8% of our short-term financings. They are denominated in reais and bear interest at a fixed spread above CDI on an annual basis only. At December 31, 2005 our short-term line of credit (Compror) is denominated in reais, representing 39.6% of our total short-term financings, and bears interest semi-annually at a fixed spread above CDI. At December 31, 2005 our information technology leasing agreements are denominated in reais and bear interest at a fixed spread over CDI with interest payable on a monthly basis, representing 6.2% of our total short-term financings.
      Our additional working capital requirements represent collectively 7.2% of our total short-term financings and are financed by loans in both foreign currencies and the real, in both cases bearing interest at a rate of 8.5%, although our real-denominated interest obligations are payable on a monthly rather than an annual basis.

Net cash generated by operating activities
      Net cash generated by (used in) our operating activities was R$329.4 million for the period ended December 31, 2005, compared to R$368.4 million for the corresponding period in 2004, derived principally from pre-delivery payments in respect of acquisitions of aircraft and the change in our fuel payment policy. Net cash generated by operating activities was R$328.4 million in 2003 and R$142.5 million in 2002. The increase in net cash generated by our operating activities in the periods indicated above was due to the increase in our operations and the consequent increase in revenues, in addition to our efforts to reduce costs. Our operational cash flow is affected by variations in the average deadline for paying our operational suppliers.

Net cash used in investing activities
      We invested R$109.5 million in the year ended December 31, 2005, compared to R$122.3 million in the corresponding period in 2004. The cash invested in 2005 was mainly used in the purchase of flight equipment. Cash invested was R$73.0 million in the year ended 2003 and R$126.7 million in the year ended 2002. The increase in the amount of cash invested in the year ended December 31, 2004 compared to 2003 was due to the increase in our operations and the consequent investment in flight equipment. The reduction in the amount of cash invested in the year ending December 31, 2003 compared to 2002 was due to the reduction in our supply of services.

Net cash generated by (used in) financing activities
      Net cash generated by (used in) financing was R$478.7 million for the period ended December 31, 2005, compared to R$(121.6) million for the corresponding period in 2004. Of the net cash generated in 2005, R$383.9 million was related to our public offering in June of that year. Net cash used in financing was R$128.8 million used in 2003 and R$19.7 million raised in 2002. The reduction in net cash used in financing in the year ended 2004 compared to 2003 was due to the amortization of loans and the payment of debentures issued by TAM Linhas Aéreas. The increase in net cash used in financing in the year ended 2003 compared to 2002 was due to the issuance of debentures which took place in that year.

Sources of financing
      Our sources of financing during the period ended December 31, 2005 consisted principally of funds received as a result of our equity offering of preferred shares in June 2005 (R$383.9 million) and from finance leases, renegotiations of our lease agreements relating to our fleet of Fokker 100 aircraft, FINAME, FINIMP and lines of working capital (together, R$181 million). During the year ended 2004, our main sources of financing totaled R$150 million and consisted of finance leases, renegotiations of our lease agreements for our fleet of Fokker 100 aircraft, FINAME, FINIMP and lines of working capital. The main sources of financing during the year ended 2003 totaled R$81 million and consisted mainly of finance leases, renegotiation of our lease agreements for our fleet of Fokker 100 aircraft, FINAME, FINIMP and lines of working capital. The main sources of financing during the year ended December 31, 2002 totaled R$2,100 million and consisted mainly of finance leases and an issuance of debentures.
      There was no distribution of dividends in 2002, 2003 or 2004. Our by-laws require that we must distribute at least 25% of our adjusted net income posted in the preceding year (calculated according to Brazilian corporation law and Brazilian GAAP) as a mandatory dividend. See “Dividends and dividend policy.”

Indebtedness
      At December 31, 2005, our total indebtedness was R$641.3 million, consisting of R$215.9 million in short-term debt and R$425.4 million in long-term debt (of which R$217.8 million was represented by financial lease obligations, R$59.4 million was represented by outstanding debentures, R$94.4 million arose from renegotiations of lease agreements relating to our fleet of Fokker 100 aircraft) and R$269.9 million was represented by loans.
      Between February 2002 and June 2003, TAM Linhas Aéreas issued debentures which were privately placed with INFRAERO. INFRAERO funded its purchase of the debentures using credits arising from airport fees incurred by TAM Linhas Aéreas during that period. The debentures are secured by a pledge of credit rights derived from passenger ticket receivables.
      We have four FINIMP-type lines of credit with financial institutions, which are guaranteed by revenues from the sale of passenger tickets made using credit cards. At December 31, 2005, the outstanding balance of our FINIMP-type contracts was R$102.4 million. We also have two FINAME-type lines of credit with financial institutions. At December 31, 2005, the outstanding balance of our FINAME-type contracts was R$6.7 million.
      We have financial lease agreements for the leasing of engines and computer equipment. At December 31, 2005, the outstanding balance of such financial lease agreements was R$217.8 million.
      We also have obligations to pay installments relating to ICMS, ISS, INSS and the Salário Educação (Education Allowance Contribution) (each of which are to be liquidated between April 2005 and May 2007). The installments are adjusted according to the SELIC index and we have settled all installments on their due dates. The balance of these installments (including the adjustment to the SELIC index), totaled R$12.1 million at December 31, 2005.

Off-balance sheet arrangements
      Our operating lease obligations are not reflected in our balance sheets. We have no other off-balance sheet arrangements.

Contractual and financial commitments
      The following table summarizes our significant contractual and financial obligations and commitments having an impact on our liquidity at December 31, 2005:

	Payments due per period (R$ thousands)

		Less than			More than
	Principal	1 year	1 to 3 years	3 to 5 years	5 years

Debentures	59,353	26,109	33,244	—	—

Finance leases	69,069	13,759	20,117	15,795	19,398

Operating leases	4,404,674	611,402	1,058,315	902,740	1,832,217

Operating leases renegotiated	148,683	48,290	58,004	29,285	13,104

Loans	269,853	118,448	100,595	26,797	24,013

Reorganization of the Fokker 100 fleet	94,365	9,361	26,862	41,325	16,817

Interest on debentures, finance leases and loans(1)	112,509	22,240	36,775	28,113	25,381

Total contractual obligations	5,158,506	849,609	1,333,912	1,044,055	1,930,930

(1)	Consists of estimated future payment of interest, calculated based on interest rates and foreign exchange rates applicable at December 31, 2005, assuming that all amortization payments and payments at maturity will be made on their scheduled payment dates.
      In addition to the net proceeds to be received from the primary offering of preferred shares contemplated hereby, we believe that our operational cash generation and lines of credit with financial institutions and leasing agents will enable us to honor our contractual and financial commitments.

Outlook for 2006
      Assuming that demand for our services continues to increase in line with recent periods, we anticipate that our RPKs would increase as a result and that this would enable us to both expand our network of destinations (by adding new routes, focussing primarily on the international market) and to strengthen our position on certain existing routes by adding more frequent flights. We expect to add direct flights to Lima, Peru and Caracas, Venezuela in the middle of 2006 (and have already received authorizations for both new routes). In the event that projected demand for new routes and/or more frequent flights on existing routes meets our expectations, we have contracted sufficient capacity to meet such demand (as evidenced by the fact that we currently have 29 outstanding firm orders for Airbus A320 aircraft and ten outstanding firm orders for Airbus A350 aircraft); the addition of these aircraft to our fleet will increase our ASKs, and are able to exercise options in respect of up to 20 aircraft in the Airbus A320 family and five options in respect of Airbus A350 aircraft. In order to maintain flexibility, in the event that projected demand does not materialize we are under no firm obligation to purchase such aircraft and will be able to return our maturing aircraft without exercising the relevant options.
Qualitative and Quantitative Information Regarding Market Risk
      We are exposed to market risks from our normal commercial activities. These market risks principally relate to changes in interest rates, exchange rates or oil prices. Any such changes may adversely affect the value of our financial assets and liabilities or our future cash flow and income. Market risk is the possible loss derived from variations in market prices. We have entered into derivative contracts and other financial instruments for the purpose of hedging against variations in these factors. We have also implemented policies and procedures in order to evaluate such risks and approve and monitor our derivative transactions, including a policy which stipulates that we will only enter into derivative transactions with counterparties who have a high credit rating. The counterparties to our derivative transactions are major financial institutions. We do not have significant exposure to any single counterparty in relation to derivative transactions.

Interest rate risk
      We are exposed to the risk of interest rate variations, principally in relation to the TJLP and the DI rate (in respect of loans denominated in reais) and LIBOR (in respect of operating leases denominated in U.S. dollars).
      The improvement in Brazil’s economic conditions during 2003 (as a result of positive perceptions of the new government) resulted in a substantial decrease in risk margins in internationally traded securities, both public and private. The second halves of 2003, 2004 and the year 2005 were marked by an increase in the accessibility to international capital for Brazilian institutions and by inflation being kept under control. As a consequence, the Central Bank decreased the annual short-term interest rate (adjusted in relation to the SELIC index) from 26.5% at December 31, 2003 to 16.3% at December 31, 2004 and increased to 18.0% at December 31, 2005. In addition, in 2003, 2004 and 2005 (i) the DI rate increased from 16.80% at December 31, 2003 to 17.46% at December 31, 2004 and to 19.08% at December 31, 2005, and (ii) the TJLP decreased from 11.0% at December 31, 2003 to 9.75% at December 31, 2004 and to 9.75% at December 31, 2005.
      In the event that (hypothetically) the average interest rate in 2006 is 10% higher than the actual average interest rate in 2005 based on our debt, lease payment obligations and available cash at December 31, 2005, our financial income would increase by approximately R$6.0 million and our financial expenses would increase by approximately R$8.9 million, generating a negative net effect of R$3.0 million. For purpose of this calculation, we used the balance of our indebtedness and lease payments at December 31, 2005, as well as cash equivalents on December 31, 2005.

Exchange rate risk
      Our operating leases contracts are mainly denominated in U.S. dollars and, accordingly, exposed to risks of variations in real/U.S. dollar exchange rate. In addition, a significant part of our operating costs and expenses (such as aircraft and engine maintenance services, aircraft leases, insurance and fuel payments) are incurred in dollars. The revenue generated by international flights generates accounts that are denominated in U.S. dollars but do not cover all of our U.S. dollar liabilities. Accordingly, we have entered into derivative contracts in order to partially offset our risk to any depreciation of the real against the U.S. dollar.
      Decisions relating to contracting financial instruments are made on a case-by-case basis, taking into account the amount and length of exposure, market volatility and economic trends. These instruments are intended to reduce the impact of any depreciation of the real against the U.S. dollar. We have a policy of hedging ourselves from depreciation of the real against the U.S. dollar by entering into derivative transactions covering approximately 40% to 60% of the cashflow exposure for a period of 12 months.
      As a measure of our risk exposure in relation to variations in exchange rates, in the event that the real had depreciated by R$0.10 against the U.S. dollar in 2005, our total costs indexed to the U.S. dollar in 2005, including fuel costs, would have been adversely affected by approximately R$116 million, gross of the hedge strategy.

Risks relating to variations in the price of oil
      Our results of operation are affected by changes in the price of oil. We have entered into derivative transactions in order to hedge ourselves against this risk. Our policy is to enter into derivative transactions covering approximately 30% of the risk for approximately three months of oil consumption. At December 31, 2005, we had outstanding derivatives contracts relating to the price of oil in respect of approximately 450,000 barrels of oil.
      Based on projections for the consumption of fuel in 2005, a hypothetical 10% increase in the price of a liter of fuel in 2006 would lead to an increase of approximately R$169.5 million in relation to our fuel costs (not taking our derivative transactions into account).

Discussion of Critical Accounting Policies
      Critical accounting policies are those that (i) are important for describing our financial condition and results of operations, and (ii) require difficult, subjective or complex judgments. These judgments are frequently the result of our need to estimate the potential effects of inherently uncertain issues. In order to explain how our management forms judgments regarding future events (including variables and assumptions that underlie the estimates) and the sensitivity of these judgments to various circumstances, we have identified the following critical accounting policies (in accordance with Brazilian GAAP):

•	Revenue recognition and allowance for doubtful accounts. Tickets that are sold are posted under advance ticket sales, in current liabilities, due to our obligation to transport passengers. Flight revenue (passenger and cargo transportation) is recognized when the transportation services are effectively rendered. Other revenue is effectively recognized when the services are rendered. An allowance for doubtful accounts is established in an amount considered sufficient by our management to cover any losses incurred in the collection of those credits.

•	Deferred taxes. We recognize deferred assets and liabilities based on the differences between the carrying amounts shown in our financial statements and the tax basis of our assets and liabilities, using prevailing tax rates. We regularly review deferred tax assets for recoverability on a regular basis, taking into account historical income we have generated and projected future taxable income based on a study of technical viability. In the event that any one of our subsidiaries operates at a loss or is unable to generate sufficient future taxable income, or in the event that there is a material change in the actual effective tax rates or the time period within which the underlying temporary differences become taxable or deductible, we evaluate the need to adjust the carrying value of our deferred tax assets.

•	Pension plans. For those defined benefit pension plans we sponsor, we calculate our funding obligations based on calculations performed by independent actuaries who use assumptions we provide regarding interest rates, investment returns, levels of inflation, mortality rates and future employment levels. These assumptions directly impact our liability for accrued pension costs and the amounts we record as pension costs.

•	Contingencies. We are currently involved in various judicial and administrative proceedings, as described in “Business — Judicial and administrative proceedings.” We record accrued liabilities for all contingencies in judicial proceedings that represent probable losses. For this purpose, we take into account the opinion of our external legal advisors. We believe that these contingencies are properly recognized in our financial statements.

•	Leases. We recognize as finance leases those contracts that contain a purchase option for TAM Linhas Aéreas to purchase the asset being leased by it, recording them under a specific classification in our financial statements. All other leases are recognized as operating leases, and the obligations and respective expenses are recognized when they are incurred.

•	Financial instruments used to mitigate the risks of variations in exchange rates (including in relation to future fuel purchases) and interest rates. We record the financial instruments we use to mitigate the risks of variations in exchange rates and interest rates at their estimated fair market value based on market quotations for similar instruments and assumptions relating to future foreign exchange rate variations and variations in interests rates. We use derivative transactions in order to mitigate our risk against variations in exchange rates, fuel prices, contracts for engine maintenance services and loan agreements.

Reconciliation to U.S. GAAP
      Our net income, as calculated in accordance with Brazilian GAAP, was R$187 million, R$341 million and R$174 million in 2005, 2004 and 2003, respectively. In the event that we had recorded our net income in accordance with U.S. GAAP, we would have recorded a net income of R$427 million in 2005, R$430 million in 2004 and R$653 million in 2003.

      Our shareholders’ equity, as calculated in accordance with Brazilian GAAP, was R$760 million, R$191 million and R$42 million as of December 31, 2005, 2004 and 2003, respectively. In the event that we had recorded our shareholders’ equity in accordance with U.S. GAAP, we would have recorded shareholders’ equity (deficit) of R$620 million, R$(164 million) and R$(591 million) as of December 31, 2005, 2004 and 2003, respectively.
      The major differences between Brazilian GAAP and U.S. GAAP relate to the accounting approach used in respect of the following items:

•	inflation adjustment of fixed assets for the years ended 1996 and 1997;

•	revaluation of fixed assets;

•	leases;

•	pension plans;

•	business combinations;

•	deferred assets;

•	revenue recognition with partnerships with the TAM Loyalty Program;

•	dividends;

•	stock options plan;

•	the TAM Loyalty Program;

•	earnings per share;

•	derivatives instruments; and

•	earnings from sale-leaseback transactions.
      For a discussion of the principal differences between Brazilian GAAP and U.S. GAAP and an explanation of the U.S. GAAP reconciliation of our net income and shareholders’ equity, as appearing in our consolidated annual financial statements, see note 29 of our consolidated annual financial statements for the year ended December 31, 2005.

OVERVIEW OF THE INDUSTRY
General
      Brazil is the fifth largest domestic aviation market in the world, covering a vast area (greater than the continental United States) and a population of approximately 182 million people (according to the Brazilian Geography and Statistics Institute (Instituto Brasileiro de Geografia e Estatística, or IBGE). According to IATA, the São Paulo — Rio de Janeiro shuttle route is one of the busiest shuttle routes in the world (after the New York—Washington D.C. and London—Paris routes). Growth of the Brazilian commercial aviation industry is closely related to growth of Brazilian GDP. According to DAC, the Brazilian commercial aviation industry transported more than 32.2 million passengers in the domestic market in 2004.
      Brazilian civil aviation follows the highest established standards of flight safety in the world. Brazil is classified under Category-1 of the flight safety standards established by the International Civil Aviation Organization, the same classification attributed to the United States and Canada.
      Airlines operating in the Brazilian commercial aviation market can be divided into the following four categories:

•	domestic airlines, which provide public transportation service on a scheduled basis within Brazil and operate mainly with large aircraft between the major cities of Brazil;

•	regional airlines, which provide public transportation service on a scheduled basis within Brazil, generally connecting between smaller cities and bigger cities in Brazil. Typically, regional airlines operate with smaller aircraft, such as turbo-props;

•	charter airlines, which provide transportation service on a non-scheduled basis; and

•	international airlines, which provide international transportation services on a scheduled basis to and from Brazil.
      The market for scheduled airline service in Brazil includes two main types of passengers: those traveling on business and those travelling for leisure. Business passengers generally place more importance to factors such as frequency of flights, reliability, availability of direct flights, extent of area served and value-added services (and are becoming increasingly sensitive to price). Leisure passengers generally place more importance on price and tend to be more flexible regarding scheduling of their trips.
      The business travel sector is the largest and most profitable segment of the air transport industry in Brazil. We believe that business trips represented approximately 70% of total demand in Brazil for domestic flights in 2004, a number we believe is significantly greater than the proportion of domestic business trips in the international civil aviation sector. In Brazil, small and medium-sized companies (which comprise a large proportion of our customer base) place significant importance on receiving good service from their airline, while maintaining a balance between quality, frequency of flights and low prices.
      According to data compiled by DAC, flights between Rio de Janeiro and São Paulo represented 11.3% and 10.8% of all domestic passengers (in terms of departures and arrivals) in 2003 and 2004 respectively. The six most heavily traveled routes between pairs of cities in Brazil, represented 25.3% and 22.2% of all passengers traveling on domestic flights in Brazil (in terms of departures and arrivals) in 2003 and 2004 respectively. The following table sets forth data on the six most heavily traveled routes between pairs of cities in Brazil in 2004:

2004

Routes Between Pairs of Cities		Total No. of Passengers	Market Share

São Paulo	Rio de Janeiro	3,485,798	10.8%

São Paulo	Brasília	1,266,875	3.9%

São Paulo	Belo Horizonte	1,159,844	3.6%

Brasília	Rio de Janeiro	452,878	1.4%

Belo Horizonte	Brasília	435,452	1.4%

Belo Horizonte	Rio de Janeiro	354,916	1.1%

Total		7,155,763	22.2%

Source: DAC.
      In 2003 and 2004, the ten busiest airports accounted for 74.9% and 69.6% respectively of all domestic traffic in terms of departures and arrivals.
      The domestic civil aviation market is principally served by TAM, Varig and Gol who together represented over 97.7% of all domestic routes at December 31, 2005, in terms of RPK. According to DAC, at December 31, 2005, our share of the domestic market was 46.1%, while that of Varig and Gol was 21.7% and 29.8% respectively.
      With TAM, Varig and Gol together having a share of approximately 97.7% of the domestic market at December 31, 2005, the remaining approximate 2.3% share was served by 11 different airlines. This market profile is consistent with the historical make-up of the domestic market, which has traditionally seen a small number of airlines holding the vast majority of domestic market share and a much larger number of airlines (the identity of whom has continuously changed over the years as different airlines have entered and left the market) holding the remaining portion.
      Beginning in 2000, VASP (an airline which formerly operated in the civil aviation market) underwent a financial and administrative restructuring program, including measures to scale down its activities, extend the tenor of its debts and reorganize its domestic and international routes. As part of its restructuring program, VASP ceased offering certain international flights and returned some of its aircraft to its creditors. At the end of 2000, VASP withdrew from the international market. Between 2001 and 2003, there was a further deterioration in VASP’s financial condition which contributed further to a decline in its market share. In the first quarter of 2005, VASP’s passenger and cargo transportation operations ceased entirely.
      According to DAC, approximately 32.2 million passengers were transported on domestic flights and 5.1 million were transported on international flights in Brazil in 2004 (out of a total population of approximately 182 million people, according to the IBGE). In comparison, according to the United States Department of Transportation, 587.5 million passengers departed on domestic flights and 57.1 million passengers departed on international flights in the United States in 2003 (out of a total population of approximately 293 million people, according to the most recent U.S. Census).

      The flow of passengers who departed on flights between Brazil and other countries in Latin America, Europe and North America in 2004 is set out in the following table (together with the GDP of each country indicated):

Country	Passengers	GDP	Population

		(US$ billions)	(Millions)

Argentina	1,457,877	152,049	38.6

Chile	402,058	94,100	16.1

Uruguay	264,271	13,267	3.4

Bolivia	217,162	8,784	8.9

Paraguay	181,639	6,718	6.2

Peru	143,396	68,635	27.9

Columbia	94,673	97,389	46.0

Venezuela	78,347	108,163	26.7

North America	2,058,364	12,727,743	328.7

Europe	3,403,486	13,712,732	730.0

Source: IMF World Economic Outlook, September 2004; Population Reference Bureau, 2005; World Population Data Sheet and DAC.
Trends In the Domestic Market
      In the past 33 years, the domestic market has generally grown in terms of RPK, except during times of significant economic recession (such as the oil crisis and the debt-moratorium crisis in the 1980s and the economic recession and political instability of the early 1990s).
      During the past eight years, the annual air-traffic passenger growth rate, in terms of RPK, was 8.3%, compared to an annual growth rate of available capacity, in terms of ASK, of 5.5%. Load factors have increased continually since 2002, averaging 58.9%. Domestic passenger traffic and available capacity rates for the period between 1997 and 2005 are set out in the following table:

	1997	1998	1999	2000	2001	2002	2003	2004	2005

	(In millions, except percentages)

ASKs	31,146	38,121	40,323	41,437	45,314	47,013	41,851	43,034	47,979

Change in ASKs(1)		22.4%	5.8%	2.8%	9.4%	3.8%	(11.0)%	2.8%	11.5%

RPKs	17,824	22,539	22,204	24,284	26,527	26,711	25,196	28,214	33,699

Change in RPKs(1)		26.5%	(1.5)%	9.4%	9.2%	0.7%	(5.7)%	12.0%	19.4%

Rate of Occupation	57.2%	59.1%	55.1%	58.6%	58.5%	56.8%	60.2%	65.6%	70.2%

Source: Anuário DAC (1997 to 2003) and Dados Comparativos Avançados DAC (2004 and 2005).

(1)	Percentages refer to percentage change from previous year.
      Historically, growth in domestic civil aviation revenue has generally exceeded growth in GDP. From 1997 to 2004, domestic civil aviation RPK grew 5.9% per year, while the annual GDP growth rate in the same period was 1.7%, according to DAC and Central Bank data.
      The variable factors that have the greatest influence on the commercial aviation market are the price of fuel and variations in exchange rates because fuel is the most important element of costs for airlines and most elements of the market (including fuel) are tied to the U.S. dollar. In 2004 the costs of fuel and exchange rate variations represented approximately 29% and 20% of the industry’s total costs respectively, according to DAC.
      The influence of the Brazilian government on the industry, through industry regulations, has also had a significant impact on the performance of airlines operating in the market. From 1986 to 1993, the Brazilian government imposed more rigid control over local civil aviation activities because of high inflation levels which led to a series of economic crises in Brazil during that entire period. The control exerted by the Brazilian government consisted mainly of monitoring the prices of air fares charged by airlines and supervising the use and expansion of their routes. In 1994, after successful efforts to control inflation and stabilize the Brazilian economy, the Brazilian government (acting through the aviation authorities) began to deregulate civil aviation activities, principally by gradually reducing government control over the airlines’ local activities. Even though Brazilian civil aviation is still a regulated sector, DAC’s current rules are significantly more flexible than the regulations which were previously in effect and a series of basic and essential regulations have been frequently issued by the relevant authorities in order to harmonize the Brazilian regulatory environment with international, more modern models.
      We believe the current regulatory regime has favored the financial performance of Brazilian civil aviation. As a result of imposing a more rational supply of services and ending implicit subsidies to less competitive airlines, we believe that the Brazilian government has enabled more competitive airlines such as TAM and Gol to better utilize their aircraft in an environment of healthy competition, which in turn has led to improved average returns in the domestic market. Such regulatory system is undergoing certain structural changes, including the recent creation of ANAC, a national aviation agency to replace DAC in the near future as the principal regulatory body for Brazilian civil aviation. See “Risk Factors — Risks relating to the Brazilian civil aviation industry — The regulatory structure of Brazilian civil aviation is undergoing change and we have not yet been able to evaluate the results of this change on our business and operating income” and “Regulation of the Brazilian civil aviation industry — Future Legislation.”

BUSINESS
Overview
      We provide scheduled air transportation in both the domestic market and the international market through our operating subsidiaries TAM Linhas Aéreas and TAM Mercosur. According to data provided by DAC, we are the leading airline in the domestic market, with a 46.1% share of this market in December 2005 and a 41.2% share in December 2004, as measured in RPKs. We offer flights throughout Brazil, serving the largest number of destinations in Brazil of all Brazilian airlines, and operate scheduled passenger and cargo air transport routes to 46 cities, in addition to a further 27 domestic destinations that we serve through regional alliances with other airlines. We also directly serve 11 international destinations and provide connections to other destinations through commercial agreements with American Airlines, Air France and certain other airlines. We offer convenience to our passengers by offering frequent and direct flights to and from all major domestic airports at competitive prices. We carried approximately 12.6 million passengers on domestic flights and 1.2 million passengers on international flights in 2004. In 2005 we carried approximately 18.2 million passengers on domestic flights and approximately 1.8 million passengers on international flights. At December 31, 2004, we averaged 501 take-offs per day and at December 31, 2005 we averaged 636 take-offs per day. In order to meet domestic demand, we primarily cater to the business market but also operate in the leisure and cargo markets, which complement our primary operations and allow us to maximize the use of our aircraft.
      We currently operate with a fleet of 84 leased aircraft, consisting primarily of Airbus models A330, A320 and A319, as well as Fokker model 100 aircraft. We currently have 9,669 employees.
      Since our incorporation 29 years ago, we believe that we have demonstrated a history of sustained growth and a proven ability to adapt to the various stages through which the civil aviation industry in Brazil and around the world have passed. We believe that Brazil is currently the fifth largest domestic aviation market in the world and has one of the busiest shuttle services in the world (São Paulo — Rio de Janeiro). In the past seven years, we believe that our rate of growth has been significantly higher than that of our competitors in the domestic market, as indicated by the data in the following graph:
Growth rate (Index 1997)
      Source: DAC.
      We believe that we have a strong corporate culture, embedded by our founder (Captain Rolim Adolfo Amaro), that permeates all levels of our company and continues to guide the day-to-day activities of our management. In order to ensure that we act in accordance with best practices and provide value-added service to our passengers, we seek to embed our culture in the training provided to new employees and believe that all of our staff are products of this practice. Our mission is to be the best, most profitable airline in Latin America, with a reputation for operational, managerial and ethical excellence, and we consistently transmit this mission statement to our employees.
      Our principal strategic goal is to consolidate and expand our leadership in the domestic passenger market and to attain high levels of profitability. We will seek to pursue this goal by offering an overall service that delivers to passengers superior value for money, by continuing to reduce costs and by improving the return on capital invested.
      The fleet of TAM Linhas Aéreas currently consists of 84 leased aircraft, as set forth in the table below. TAM Mercosur also has two Cessna Caravan-model aircraft, in addition to three Fokker 100 aircraft subleased from TAM Linhas Aéreas:

		Total at December 31

Model	Current	2004	2003	2002

Airbus A330*	10	9	9	9

Airbus A320	36	31	31	31

Airbus A319	13	13	13	13

Fokker 100	25	30	43	49

Total	84	83	96	102

*	Five aircraft with 18 seats in first class, 24 seats in business class and 171 seats in economy class, and five aircraft with seven seats in first class; 30 seats in business class and 175 seats in economy class.
      Our headquarters are located at Avenida Jurandir, 856 — Lote 4, CEP 04072-000, São Paulo, SP, Brazil. Our telephone number is +55 11 5582-9715.
History
      We are a holding company, founded in May 1997 (under the name CIT — Companhia de Investimentos em Transportes) for the specific purpose of participating in, managing and consolidating shareholdings in airlines. In November 1997, we implemented a corporate restructuring resulting in an increase of TAM Marília’s stake in our capital and the change of our corporate name to TAM — Companhia de Investimentos em Transportes. In September 2002 we again changed our corporate name to TAM S.A. We currently hold ownership interests in TAM Linhas Aéreas and TAM Mercosur. TAM Linhas Aéreas holds an ownership interest in TAM Viagens.
      TAM Marília was founded in January 1961 in the interior of the state of São Paulo, where the late Captain Rolim Amaro worked as a pilot. In 1971, Captain Rolim Amaro became an executive partner and minority shareholder of TAM Marília. TAM Regionais was founded in May 1976 and was the group’s first scheduled airline, with 67% of its capital stock held by Captain Rolim Amaro. In 1978, Captain Rolim Amaro became the major shareholder of TAM Marília, holding 98% of its capital stock.
      In 1986, Captain Rolim Amaro incorporated TAM Linhas Aéreas, launching its operations through Brasil-Central Linha Aérea Regional S.A. (which was created to operate in the country’s northern and central-western regions). In the same year, Brasil-Central Linha Aérea Regional S.A was granted a concession to operate at Guarulhos International Airport and became TAM Transportes Aéreos Meridionais S.A., Brazil’s second-largest domestic airline.
      In 1993, we launched the TAM Loyalty Program (the first airline loyalty program in Brazil) in order to provide incentives for existing passengers to fly with us more often and attract new passengers. In 1998 we inaugurated our first international flight, between São Paulo and Miami. In 1999, we initiated flights to Paris through a codeshare agreement with Air France.
      In 1998, we acquired Itapemirim Transportes Aéreos Regionais (the corporate name of which was changed to Interexpress Transportes Aéreos Regionais S.A.) and then acquired Helisul Linhas Aéreas S.A. (the corporate name of which was changed to TAM Express S.A.).

      In 1999, TAM Express and Interexpress Transportes Aéreos Regionais merged into TAM Linhas Aéreas, leading to greater integration, operational efficiency and a consequent reduction in costs. As a continuation of this restructuring process, and as a result of the need to unify our regional, national and international operations, in November 2000 TAM — Transportes Aéreos Regionais S.A. was merged into TAM Linhas Aéreas.
      On February 6, 2003, we signed a protocol of understanding with Varig for codesharing operations as a preliminary stage in a possible merger between the two companies. This was primarily intended to eliminate overlapping flights and to rationalize supply in the market. As a result of signing this protocol of understanding, we were able to reorganize our aircraft fleet, resulting in negotiations to return 19 Fokker 100 aircraft (and a consequent reduction in operating costs).
      On February 15, 2005, as it became clear that the proposed merger would not take place, we and Varig submitted a detailed plan to the CADE to cancel the codeshare arrangement. On February 23, 2005, the codeshare agreement was cancelled (with the approval of the CADE) with a deadline of May 24, 2005 to terminate codeshare operations with Varig. We ceased all codeshare operations with Varig on May 2, 2005.
      On June 17, 2005, we completed our initial equity offering of preferred shares, pursuant to which we (and the selling shareholders in that offering) offered a total of 30,190,000 preferred shares to institutional investors in the United States and institutional and other investors elsewhere. On July 19, 2005, we and the selling shareholders in the equity offering described above issued a further 281,600 preferred shares pursuant to an over-allotment option granted to the underwriters in that offering.
      TAM Mercosur operates scheduled air transportation operations and is headquartered in Asunción, Paraguay. TAM Mercosur, which operates in Paraguay, Argentina, Brazil, Chile, Uruguay and Bolivia, was founded in March 1993 under the name Líneas Aéreas Paraguayas S.A. (LAPSA), with all capital stock held by the Government of Paraguay. The Paraguayan government currently holds 5.02% of TAM Mercosur’s capital stock. In January 1997, LAPSA’s corporate name was changed to Transportes Aéreos del Mercosur S.A. In September 2003, upon approval of TransAmérica’s dissolution and liquidation, we acquired all shares of TAM Mercosur held at the time by TransAmérica (which consisted of 94.98% of its capital stock).
      TAM Viagens is a limited company (sociedade limitada) and tourism operator controlled by TAM Linhas Aéreas. Through TAM Viagens, we engage in operations involving the packaging and sale of tourism and corporate events in Brazil and abroad.
Capital Investments
      During 2005, we invested R$109.5 million in fixed assets, primarily replacement parts for our fleet. During the years ended December 31, 2004, 2003 and 2002, we invested R$122.3 million, R$84.4 million and R$120.5 million, respectively, principally made in parts and equipment for our fleet.
      On November 10, 2005, we entered into a loan agreement in the amount of approximately R$85 million with the Banco Nacional de Desenvolvimento Econômico e Social (National Bank of Economic and Social Development, or BNDES). We plan to use part of the proceeds from this loan to finance capital expenditure on software and maintenance described below. The terms of the agreement provide that TAM Linhas Aéreas will repay approximately R$72 million of the principal amount in 60 equal monthly installments, beginning in December 2006 and ending in November 2011. The remaining R$13 million of the principal amount is also repayable in 60 equal monthly installments, beginning in February 2007 and ending in January 2012. We provided BNDES with security interests over certain real property as collateral, with the total value of such interests being approximately R$65,505,000. TAM Linhas Aéreas is subject to certain restrictions in the loan agreement, including:

•	the loan agreement may be terminated early if the amount of TAM Linhas Aéreas’ earnings before interest, depreciation and amortization (net of any income taxes, social contribution taxes and any variations in working capital), divided by the amount of all scheduled due payments during each six-month period, falls below certain specified ratios; and

•	the loan agreement may be terminated early in the event that we fail to replace collateral or present additional collateral (so as to preserve the integrity of BNDES’ security interest) within 30 days of BNDES requesting that we do so.
      On December 16, 2005, TAM Linhas Aéreas entered into a loan agreement in the principal amount of US$50 million with the International Finance Corporation (or IFC) for the purpose of financing (i) a portion of the pre-delivery payments relating to our acquisition of ten Airbus A320 aircraft pursuant to a purchase agreement we entered into with Airbus on March 19, 1998, and (ii) our working capital. US$33 million of the principal amount is guaranteed by TAM S.A. The terms of the agreement provide that TAM Linhas Aéreas will repay the loan in 12 equal semi-annual installments, beginning in November 2006 and ending in May 2012. TAM Linhas Aéreas is subject to certain restrictions in the agreement with IFC, including:

•	it may not incur additional debt if the amount of its net income, due payments and dividends divided by the amount of all scheduled due payments falls below certain specified ratios;

•	it may not prepay its debt under other contracts for indebtedness unless it prepays its debt to IFC under the loan agreement in a proportionate amount; and

•	it will automatically be a default under the loan agreement if TAM Linhas Aéreas is in default in the aggregate amount of US$5,000,000 under its other contracts for indebtedness (or if it is in default in the amount of US$2,500,000 under any single contract for indebtedness).
      Our principal ongoing capital expenses are related to expenses on software (principally software necessary for the operation of the e-TAM portal and software used for cost controls and managing our spare parts and supplies) and on the extension of, and environmental enhancements to, our maintenance center in São Carlos. We plan to finance these capital expenses by using both cash generated by our operations and a portion of the proceeds from the loan with BNDES described above.
Corporate Structure
      Our principal shareholders are TEP, Aerosystem and Nova Fronteira (who hold an aggregate of 58.87% of our capital stock) and the Investment Funds (who hold 19.52% of our capital stock). The following organizational chart sets out, in summary form, our shareholder structure and subsidiaries at the date of this prospectus:
Competitive Advantages
      We believe that our principal competitive advantages are:

•	Value-added service at competitive prices. We believe that we offer the best combination in the domestic market of a network of destinations and frequent flights, with value-added service, high on-time rates and competitive prices, based on:

•	broad domestic network of destinations: our own domestic network serves 46 destinations in Brazil. Through our regional alliances with Oceanair Linhas Aéreas Ltda. (Oceanair), Pantanal

Linhas Aéreas S.A. (Pantanal), Passaredo Transportes Aéreas Ltda. (Passaredo), Total Linhas Aéreas S.A. (Total Linhas) and Trip Transporte Aéreo Regional do Interior Paulista Ltda. (Trip Transporte), our network extends to a further 27 destinations in Brazil;

•	convenient schedules with high on-time arrival rates: according to DAC, we offer more frequent flights than our domestic competitors and have achieved a high percentage of on-time arrivals. According to DAC, in 2005 we had the highest operating efficiency index of the leading Brazilian airlines in the domestic and international markets, with an average of 90% in the domestic market and 89% in the international market, resulting from a combination of regularity and punctuality (i.e. flights arriving at their destinations within the timetabled schedules);

•	efficient network of international destinations and supporting domestic service: we currently serve 11 profitable international destinations (eight in Latin America and three intercontinental destinations) that are in high demand by the Brazilian public. We also serve various other destinations in North America, Europe, and other continents through agreements with American Airlines, Air France and other airlines, respectively;

•	more direct flights: according to data from DAC, at December 31, 2005 we operated 49% and 29% more direct flights than Varig and Gol, respectively and operated 96% and 43% more frequent daily flights than Varig and Gol, respectively; and

•	special services: we have developed special services to meet specific demands and optimize the use of our aircraft, such as night and holiday flights offered at promotional rates.

•	Focus on cost management. We are an airline with low operating costs. In 2003, we initiated the implementation of a restructuring project. The principal aim of this ongoing project is to improve the use of our aircraft, offsetting negative macroeconomic trends in the global aviation market, increased fuel prices, and variations in the real. We are implementing significant cost reductions, focusing our efforts on reducing operating and administrative expenses in particular. Our overall CASK decreased from R$20.12 centavos in 2004 to R$18.63 centavos in 2005. Some of our principal cost savings arise from:

•	efficient use of our aircraft: we have succeeded in significantly increasing the average load factor of our aircraft and the daily average block hours per aircraft by optimizing our network of destinations and our fleet. We began with an annual load factor of 55% in 2002, which increased to 61% in 2003 and 66% in 2004. We simultaneously increased the block hours per aircraft, from 8.6 in December 2002 and 7.5 in December 2003 to 10.3 in December 2004. In December 2005, the load factor of our aircraft was 73% and the block hours per aircraft was 12.2;

•	modern and flexible fleet: we have one of the newest fleets in the domestic market, with an average age of seven and a half years at December 31, 2005. Our use of a modern fleet allows us to reduce operating and maintenance costs. We primarily operate Airbus aircraft (both narrow- and wide-bodied), in addition to Fokker aircraft, providing us with the flexibility required to serve routes of different passenger densities. We believe that all of our aircraft are equipped with the most advanced equipment and technology, ensuring greater reliability, comfort and safety;

•	own maintenance: we have our own maintenance team, with a maintenance center in the city of São Carlos (in the interior of the state of São Paulo), which is trained to serve all aircraft in our fleet quickly and at a labor cost we believe is lower than that of our competitors. Our maintenance center performs all hull maintenance on our aircraft and also provides maintenance services for other airlines in Latin America. By using our own maintenance center, we have been able to reduce the maintenance time of our aircraft and, consequently, obtain more efficient use of our aircraft; and

•	use of technology in operating processes: in addition to using globally renowned systems to assist in activities such as network and fleet management, we are developing proprietary internal management systems with innovative solutions that allow greater flexibility and skill in performing our daily operations. During 2005, we finalized implementation of the e-TAM portal, which consolidates sales made through indirect channels and provides us with greater flexibility in decision- making and allocating sales commissions.

•	Innovative services and products combined with a strong brand and our “espírito de servir” (“spirit of service”). Our corporate culture is based on providing value-added services to our passengers. We consistently seek to make travel a more convenient and comfortable experience for our passengers and believe that we have successfully positioned our brand so as to associate it with superior service, aircraft and technologically-advanced operations. In 2005 we were considered the 5th-most admired company in Brazil according to an annual survey performed by the Brazilian business magazine Carta Capital/Interscience. Reflecting our strong brand recognition, in October 2005 we received a “Top of Mind” award from the Folha de São Paulo newspaper as a result of a survey (conducted by Datafolha, a Brazilian research institute) that showed we were named more times than any other airline when a sample of Brazilian consumers were asked to name an airline brand. We strive to be a company that is focused on our passengers, translating our “spirit of service” into all operations, and we believe this is evidenced by:

•	high on-time arrival rates and frequent flights;

•	a modern fleet equipped with interiors specifically designed to afford greater comfort to our passengers, with more space between seats than the market average and the widest middle seat of all the Airbus model aircraft;

•	a polite approach to our passengers, including the aircraft captain personally welcoming passengers during boarding, a courteous flight crew and attendants and our red carpet welcome for passengers at airports;

•	the only airline to offer video and audio entertainment on domestic flights, in addition to offering in-flight meals and magazines;

•	self-service options for check-in in major airports; and

•	open channels of communication with our passengers through our call center, our “Talk to the President” program and online service chat sessions at our portal.

•	TAM Loyalty Program. We were the first airline to offer a loyalty program in Brazil and there are currently over 3.0 million members in the program (which we refer to as the TAM Loyalty Program). We regard our loyalty program as a strong relationship tool and believe that it is the most flexible loyalty program in the market because it imposes no restrictions on flights or the number of seats available when members are redeeming accumulated points. Members may accumulate points quickly and easily by flying on TAM or partner airlines, making purchases through TAM Loyalty Program-affiliated credit cards or using services and products at partner establishments. In addition, the TAM Loyalty Program strengthens lines of communications with our passengers.

•	An experienced management team and motivated professionals. We have an experienced management team, focused on realizing our mission and strategic vision. We understand that our growth potential is directly related to our ability to attract and retain the best professionals and, accordingly, our management invests significant funds and time in selecting people with high potential and who fit well into our entrepreneurial culture. Employee satisfaction surveys, followed by meetings, seminars, action plans, an internal version of “Talk to the President” program and the entire incentive policy we offer (such as our employee of the month award and breakfasts and lunches with our board of executive officers) are important instruments of communication with and integration of our staff. Our training center has the capacity to serve over 750 students each day with certification and management courses. In 2004, we also implemented a variable compensation policy for our officers and employees, aligned with our strategic goals for the company and an aggressive policy of sharing profits. Following approval by both our board of directors and shareholders, we implemented a share purchase option plan for our officers and employees pursuant to which the first options were granted in December 2005.

•	Liquidity and solvency. Our restructuring project initiated in 2003 has significantly improved our liquidity and solvency indices (for example current assets, divided by current liabilities, or the current liquidity ratio, increased from 0.80 at December 2003 to 1.57 at December 2005). This allows us flexibility in areas such as negotiating new lease agreements and expanding our fleet on more favorable terms.
Strategy
      Our strategic goal is to consolidate and expand our leadership in the domestic passenger market and to attain high levels of profitability. We will seek to pursue this goal by offering an overall service that delivers superior value for money to passengers, by continuing to reduce costs and by increasing the return on capital invested. To reach these objectives, our strategies are:

•	To continue providing superior customer service. One of our key strategies is to offer differentiated and high-quality service. We consistently seek to make travel more convenient and comfortable for our passengers, to perfect our service and to strengthen our commitment to passengers.

•	To increase revenue with profitability, serving a greater number of passengers at a competitive price. We will seek to continue to provide what we believe is an overall service that delivers the best value for money in the domestic market, offering more convenient and higher quality services at competitive prices. Our goal is to increase revenues as well as profitability through:

•	expansion of business traveler market: consolidating and expanding our traditional passenger base of business travelers, who we believe represent approximately 80% of demand for our flights, through measures focusing on business travelers and sales channels that traditionally serve that market;

•	growth in our tourism and leisure travel operations: capturing additional demand in the tourism and leisure market through specific promotions for holidays and local events through scheduled operations. We also serve leisure travelers by (i) the operation of charter flights, and (ii) the sale of tourism packages through TAM Viagens (an indirect subsidiary controlled by TAM Linhas Aéreas). We believe that we are the largest charter operator in Brazil, with gross revenues of R$235 million and R$249 million at December 31, 2004 and December 31, 2005, respectively, representing approximately 4% of our consolidated revenues in each period. Through our subsidiary TAM Viagens, we also own the second-largest tourism and leisure travel operator in the country;

•	selective expansion in international markets: consolidating our market share in major destinations in Latin America and seeking to strengthen our intercontinental position with more frequent flights and the addition of new destinations that support our domestic strategy. We plan to begin operation of a new direct flight between Lima, Peru and São Paulo in March 2006; and

•	expansion of our cargo business: greater utilization of cargo space in our aircraft to develop our cargo business line, while ensuring no negative effects on our commitment to further improve service to our passengers. Our cargo transportation business line represented R$319 million, or 6.7%, of our consolidated revenues at December 31, 2004 and R$407 million or 6.9% of our consolidated revenues at December 31, 2005.

•	To reduce our operating costs, optimizing the use of our fleet and streamlining our processes. We believe that the successful implementation of our strategy is closely linked to cost reductions and improved application of applying capital invested. We are pursuing this strategy by:

•	maintaining a standardized, efficient and flexible fleet. We will continue to optimize the size of our fleet, with the lowest possible number of “families” of aircraft, in order to keep maintenance and operating costs for our fleet at a low level. We will seek to maintain a high aircraft usage rate and will seek to maintain a flexible fleet, with aircraft capable of easily adapting to the differing levels of demand from route to route; and

•	increasing productivity by redesigning operational processes and using technology. Since the implementation of our restructuring project in 2003, we apply a cost reduction policy aimed at increasing our productivity through new information technology tools, redesigning operational processes, redeployment of labor and outsourcing activities which are not related to our core strategy. We also hope to obtain economies of scale by increased growth in our operations.

Products and Services
      Our principal product is the scheduled air transportation of passengers. In addition, we also have products targeted specifically towards the development of domestic and international tourism. We also provide cargo transportation operations.
      We set out below a breakdown of our gross revenues by type of service provided, geographic region and product line for the periods indicated:
By type of service provided

	Year Ended December 31,

	2005	2004	2003

	(R$ millions)

Domestic revenue

Regular — Passengers	3,966	3,020	2,534

Charter — Passengers	226	214	154

Cargo	277	193	153

Total	4,469	3,427	2,841

International revenue

Regular — Passengers	1,011	871	674

Charter — Passengers	23	22	5

Cargo	130	126	83

Total	1,164	1,019	762

Other operating revenue

Commissions	21	17	15

Partnerships with the TAM Loyalty Program	85	58	31

Subleasing of aircraft	65	126	57

Other	106	97	62

Total	277	298	165

Gross operating revenue	5,910	4,744	3,768

By geographic region

Brazil	4,747	3,726	3,006

Europe	457	449	336

North America	368	366	230

South America (excluding Brazil)	338	203	196

Total	5,910	4,744	3,768

By product line

Regular — Passengers	4,977	3,891	3,208

Charter — Passengers	249	235	159

Cargo	407	319	236

Other revenue	277	298	165

Total	5,910	4,744	3,768

Sales and Distribution

Distribution channels
      We are developing several direct and indirect distribution channels for the sale of air fares.

Indirect distribution channels
      Indirect sales are those made through corporate travel agencies, agencies with registrations and pre-approved credit and travel operators. In 2005, indirect sales represented 84% of our total ticket sales. Currently, there are approximately 4,500 travel agencies authorized to sell our tickets in Brazil.

Direct distribution channels
      We also sell our tickets directly to passengers through the following channels:

•	call center: our call center is available to our passengers 24 hours a day, allowing passengers to make reservations and purchase tickets;

•	internet: we were the first airline to sell tickets in Latin America on the internet. Through our website registered users may purchase tickets online and receive customer service, make reservations up to one hour before departure and access information such as that relating to the TAM Loyalty Program; and

•	stores: we also sell tickets through our network of stores. Currently, we have 161 stores, located in 51 cities in Brazil. We also have a network of commissioned sales representatives operating in Brazil and abroad.
      At December 31, 2005, 84% of our sales were through travel agencies, 16% were through direct channels, 11% were through our shops, 2% were through our call center and 2% were through the internet.
      In 2004, we implemented the e-TAM portal, a tool that integrates our entire sales chain, from the time of reservation to passenger boarding, consolidating indirect sales and eliminating the GDSs in our distribution chain. Data obtained from the e-TAM portal allows us to offer passengers a set of customized services, based on the “one-to-one” concept. In 12 months of operation, 100% of indirect channel reservations made in Brazil are now made through the e-TAM portal.
      We believe that approximately 80% of our passenger traffic consists of business travelers and large and medium-sized companies with whom we have travel agreements. To further develop our business relationship with our corporate clients, we have signed agreements with hotel chains and car rental companies to offer our customers complete corporate transportation and accommodation packages. Our advertisements run primarily in media vehicles such as internet sites, radio spots, local newspaper advertisements, magazines and outdoor billboards.
Pricing Policy, Revenue and Yield Management
      In general, prices charged by airlines are freely set by the airlines, with DAC responsible for monitoring the prices. No discounts greater than 65% of the total price may be granted without DAC’s approval five days in advance of the date such discounts will be offered to consumers. Brazilian airlines are freely able to set their prices. See “Regulation of the Brazilian civil aviation industry — Rights to operate air routes — Prices.”
      We believe that our current pricing policy is dynamic. Focusing on maximizing profitability, we aim to divide up particular niches within the market to better serve projected demand. Pricing availability is based on traffic projections and is accompanied by closely monitored performance indicators. Our pricing policy focuses specifically on our indirect distribution channels (GDS system and e-TAM portal) and direct channels (our website, reservation call center and stores).

      We seek to achieve the greatest possible competitiveness for each origin/destination in relation to the competition, keeping in mind at all times our product’s added value in terms of convenience of frequency, schedules, the TAM Loyalty Program and on-time record.
      We continuously analyze market opportunities with the intention of stimulating demand for specific routes and periods. Lower prices are offered for one-time promotions (such as national or regional holidays) and as incentives to take flights at particular times (such as night flights). These prices generally carry restrictions, such as the requirement to purchase a round-trip, a minimum stay at the destination, or the requirement that the ticket be issued within 24 hours, and generally do not earn points for the TAM Loyalty Program.
      The price a passenger is willing to pay may vary depending upon factors such as destination, month of the year, day of the week and departure schedule. Revenue and yield management is the process by which (based on historical data and statistical projection models) airlines establish the number of seats to be offered for each price category over time, in order to maximize total operating revenue for each flight. We believe that efficient yield management is the key to success in the air transportation market in Brazil and abroad.
      We believe that we have an efficient and accurate system to collect data on reservations, departures, revenue. The system also produces recommendations to analyze levels of overbooking, and in relation to offering discounts for future departures. Data relating to reservations and departure is collected daily, forming reservation profiles for each flight and allowing specific recommendations from flight to flight. The system allows our analysts to verify whether flights are above or below historic reservation levels and decide whether to close the discount classes or offer more space for passengers who generate higher revenues. Accordingly, our yield management practices allow us to both react quickly in response to market changes and anticipate and introduce such changes into the market.
      We currently have a team of analysts dedicated to revenue and price management. These professionals are divided by market sector and have particular knowledge of specific routes in order to better understand features which are specific to each route (such as holidays, high and low season, peak schedules and days and the competitive environment).
Air Transportation Operations

Passenger transportation

Scheduled domestic operations
      We currently operate an average of 636 daily flights to 46 destinations in Brazil. Through our regional alliances with Oceanair, Pantanal, Passaredo, Total Linhas and Trip Transporte, we serve an additional 27 domestic destinations.
      Passenger traffic in the domestic market represented approximately 67.1% of our revenues in 2005, 63.6% in 2004 and 67.3% in 2003. Our RPKs in the domestic market increased 44.7% in 2005, 21.2% in 2004, declined 11.0% in 2003 and increased 14.5% in 2002. The RPKs in the total domestic market increased 19.4% in 2005, 12.1% in 2004, declined 6.3% in 2003, and increased 1.8% in 2002.

      In 2005, according to data provided by INFRAERO, we recorded the highest number of passengers transported in 46 airports served. The table below sets forth the airports we serve in Brazil, our average number of departures per day at those airports and the number of passengers who took our flights in 2005:

	Average Number
	of Departures
	with our	Passenger
Route	Aircraft(1)	Departures(2)

São Paulo (Congonhas)	97.2	2,303,474

Brasília	55.2	905,900

São Paulo (Guarulhos)	23.9	698,253

Salvador	23.8	625,385

Curitiba	22.2	528,676

Rio de Janeiro (Santos Dumont)	21.2	638,605

Rio de Janeiro (Galeão)	20.5	630,961

Belo Horizonte (Confins)	18.8	542,317

Recife	18.3	395,228

Fortaleza	13.8	352,795

Vitória	11.7	335,917

Belem	11.3	289,392

Porto Alegre	11.1	381,890

Goiânia	10.8	295,191

São Paulo (Viracopos)	9.6	156,737

Campo Grande	8.7	179,989

São Luiz	7.9	163,572

Cuiabà	7.6	219,078

Porto Seguro	7.0	238,192

Florianópolis	6.9	193,037

São José Do Rio Preto	6.6	113,452

Londrina	6.4	135,637

Ilheus	5.7	90,240

Belo Horizonte (Pampulha)	5.3	189,458

Natal	5.3	160,143

Ribeirão Preto	4.7	149,394

Maceió	4.7	128,432

Uberlândia	4.4	158,185

Manaus	4.2	122,909

Teresina	4.0	79,475

Aracaju	4.0	93,277

Foz Do Iguaçu	3.6	139,101

Joinville	3.3	58,916

Navegantes	3.3	62,018

Macapá	3.0	112,675

João Pessoa	2.5	82,845

Palmas	2.1	55,155

Imperatriz	2.1	28,380

Santarem	2.0	41,606

	Average Number
	of Departures
	with our	Passenger
Route	Aircraft(1)	Departures(2)

Marabá	2.0	35,374

Porto Velho	1.9	53,120

Maringa	1.4	17,531

Ji-Paranà	0.8	913

Caxias Do Sul	0.7	18,537

Corumbá	0.7	17,288

Una (Ilha De Comandatuba)	0.6	7,980

(1)	Figures relate to departures on TAM aircraft only.

(2)	Figures relate to TAM issued tickets (and include departures on non-TAM aircraft).

Scheduled international operations
      We operate 148 international flights weekly to Buenos Aires, Santiago, Asunción, Montevideo, Punta del Este, Ciudad del Este, Santa Cruz de la Sierra, Cochabamba, Miami, New York and Paris. We recently obtained authorization to operate flights to Caracas, Venezuela and plan to begin the operation of a daily flight from São Paulo to Lima, Peru, in a code-sharing arrangement with TACA Airlines, from March 18, 2006. Our codeshare agreements with American Airlines and Air France allow our passengers to make connections to destinations in Latin America, the United States and Europe, in addition to access to other services, such as check-in at desks of our partner airlines, simplified baggage shipping, access to VIP lounges and the ability to earn points in the TAM Loyalty Program. We also have agreements allowing us to offer our passengers a wide range of destinations around the world.
      International passenger traffic represented 17.1% of our revenue in 2005, 18.4% in 2004, and 17.9% in 2003. Our RPKs from international flights grew 41.4% in 2005, 27.6% in 2004, and declined 4.3% in 2003. The RPKs of Brazilian carriers in the total international market grew 7.3% in 2005, and 7.5% in 2004 after a decline of 0.7% in 2003. Our share of the international market operated by Brazilian carriers was 18.8%, 14.3% and 12.0% in 2005, 2004 and 2003 respectively.

Charter operations
      We generate revenue from charter operations (flying primarily during off-peak hours) increasing the productivity of our fleet. These operations represented 4.2% of total gross revenue in 2005, 5% in 2004 and 4.2% in 2003. According to DAC, we are the largest charter flight operator in Brazil. In 2004, we operated over 5,500 charter flights, primarily to the capitals of states in the Northeast of Brazil.

Cargo transportation operations
      We also earn revenues through cargo transportation operations. These operations represented 6.9% of our total gross revenues in 2005, 6.7% in 2004 and 6.3% in 2003. TAM Express (the cargo unit of TAM Linhas Aéreas) is responsible for providing express package, conventional cargo and special transportation services. TAM Express serves various locations in Brazil and abroad, flying directly to 46 airports, picking up packages at approximately 400 cities in Brazil and making deliveries to approximately 3,450 locations in Brazil. With the increase in international flights offered by TAM Linhas Aéreas, cargo transportation operations have encouraged cargo exports to destinations in the Mercosur countries (Brazil, Argentina, Paraguay and Uruguay), North America and Europe. In particular, exports of fruit, fish, auto parts, electronic materials, fabrics and shoes all increased. In 2005, 33,000 tons of cargo was carried in our aircraft holds to destinations outside Brazil. In 2005, cargo operations represented gross revenues of R$407.1 million (made up of R$277.4 million from the domestic market and R$129.7 million from the international market).

      We use the same fleet for cargo operations as is used by TAM Linhas Aéreas. This allows us to promote the sale of vacant space in our aircraft and, consequently, to reduce fixed costs. TAM Express has some 350 vehicles (including vans, pickups and motorcycles) to pick up and deliver cargo. These operations are arranged through agents.

Travel and tourism operations
      We also earn revenues through TAM Viagens. These revenues are recorded under “Other” in “Other operating revenue” in our accounts. In 2004 and 2005, revenues from travel and tourism represented 0.6% and 0.3% of our total gross revenues respectively. Currently, TAM Viagens is the second largest travel operator in the country, according to Instituto Brasileiro de Turismo — EMBRATUR. In order to take advantage of vacant space on our aircraft, we have concentrated TAM Viagens’ operations on the least occupied routes operated by TAM Linhas Aéreas.
      To promote tourism in Brazil, we are training local travel agents through events such as the TAM Show (a tourism fair traveling through the states of Brazil). We are also looking to develop tourism to destinations of cultural and historical interest. The Eco TAM brand (which currently has over 50 destinations in all regions of Brazil) was created to promote tourism to ecological destinations. Another source of strengthened activity in 2004 was tourism for conventions, events and trade shows.
Marketing

TAM Loyalty Program
      The TAM Loyalty Program was the first loyalty program launched by a Brazilian airline and represents a key element in our marketing strategy. We believe our program is the most flexible in the market because it imposes no restrictions on flights or the number of seats available when members are redeeming accumulated points. The TAM Loyalty Program has approximately 3.0 million members and 3.3 million free flights have been distributed since creation of the TAM Loyalty Program in 1993. Members may accumulate points quickly and easily by flying on TAM or partner airlines, making purchases through TAM Loyalty Program-affiliated credit cards or using services and products at partner establishments. There are three tiers in the TAM Loyalty Program (white, blue and red) and qualification for a particular tier is based on miles flown. The speed at which points are accumulated varies depending on the tier of membership. Blue and red cards receive extra benefits and higher points, therefore allowing the member to accrue points which can be redeemed for free travel more quickly. At December 31, 2005, the equivalent of 612,274 domestic flights had been accumulated but not redeemed by members of the TAM Loyalty Program.
      On the basis of aircraft load factors, our management believes that the liability corresponding to tickets awarded to passengers redeeming TAM Loyalty Program points should be valued using the “incremental cost” method, under which only the additional costs per transported passenger (essentially the costs of insurance and in-flight service) are accounted for. As a result of uncertainties as to the date when points will be redeemed (as well as to the potential amounts involved), expenses from the TAM Loyalty Program are allocated against income when incurred. Similarly, revenue from partnerships with the TAM Loyalty Program are posted when received.
      Points earned by TAM Loyalty Program members must be redeemed for tickets within two years, and historically approximately 25% of points expire without being redeemed. This two year period for redemption limits any possible growth in liabilities arising from the TAM Loyalty Program, assuming a stable trend in relation to the number of passengers we carry.
      The TAM Loyalty Program is also a source of revenue for us through partnerships with various companies. The amounts of these revenues have been increasing each year, totaling R$85 million at December 31, 2005 and R$58 million at December 31, 2004.

Communications with our passengers
      In 1991, we created the “Talk to the President” communications initiative to encourage passengers to give us suggestions, praise and complaints. There are printed response-card brochures in all of our aircraft, boarding lounges and check-in lounges, allowing passengers to express any feedback that interests them. The Talk to the President initiative involves employees responsible for receiving and forwarding thousands of contacts per month, including response cards, faxes, e-mails and telephone calls. Issues raised by passengers are surveyed, researched and analyzed, and we seek to keep the customer informed at all times as to the progress of their request and/or suggestion until resolution or implementation. In 2005, the Talk to the President initiative received 135,730 responses from passengers (including complaints, praise and comments) compared to 98,000 in 2004 and 101,000 in 2003.
      In addition to the Talk to the President initiative, we distribute the monthly President’s Letter on our flights. The President’s Letter discusses issues relating to TAM, in addition to others considered important to our passengers.
      In late 2002 we established the TAM client council (which we refer to as the Client Council) for the purpose of establishing a direct and transparent line of communications to red-tier members of the TAM Loyalty Program. The Client Council is made up of 98 frequent flyers who hold the red-tier card in the TAM Loyalty Program. The members of the Client Council are invited to meetings with our president and senior management. In 2005, the Client Council presented over 1,393 suggestions to us, resulting in the implementation of several changes to improve our service.
Fleet

General
      Our fleet policy focuses on achieving the highest levels of safety, quality, efficient scheduling and high on-time arrival rates (as well as rationalizing maintenance costs). Currently, our fleet consists of advanced-technology jet aircraft, yielding cost benefits (such as those arising from the greater ease of transition of technical crews from Fokker to Airbus aircraft), allowing us to achieve high results in efficiency indices and qualifications relating to safety standards. See “— Safety.”
      The two Airbus “families” operating in our fleet are the A330-200 aircraft (wide-bodied aircraft used for long-distance flights), and the A320-200 and A319-100 aircraft (narrow-bodied aircraft used for medium and short-distance flights). The aircraft in these families differ by number of seats, allowing us to be more flexible in making commercial decisions. The A320 and A319 models are considered to be among the most comfortable aircraft operating in Brazil in their category, with flexibility to operate at low cost on routes with up to 5 hours of flying time. They are also the only Brazilian narrow-bodied fleet to have fly-by-wire flight controls, which involve computers receiving and analyzing each pilot command, making flying more efficient and accurate. Airbus family aircraft also have the benefit of standardized maintenance and operations, allowing pilots and technicians to transition between different models after minimum additional training. All our aircraft are equipped with the best and most advanced equipment and software options offered by the manufacturer, giving us what we believe is one of the most advanced aircraft fleets in the world.
      We have data communications between our aircraft and departments, even when flying. For this purpose, we have developed a proprietary DMS (Datalink Management System) that allows us to manage all information sent in real time by the ACARS (Aircraft Communication Addressing and Reporting System) installed in our fleet. Using the aircraft DMS, pilots may send text messages similar to e-mail) to any of our sectors. Messages transmitted via satellite appear on the DMS user screen in real time. In addition to communicating with the pilot, these resources also allow remote online monitoring of aviation systems, such as computer function, landing and departure time, fuel consumption and engine performance parameters. As a result, any operating variance may be analyzed by our maintenance technicians even before the aircraft arrives at its destination. We invested US$150,000 in the project and saved US$900,000 in its first year of use. The technology yields not only savings but also significant improvements in efficiency and safety.
      The quality of our technical services is regularly audited by the Brazilian and international authorities, manufacturers and insurance companies. As a result of the requirements of our codeshare agreements with American Airlines and Air France, we also meet the maintenance and safety compliance requirements of the competent international aviation authorities in this regard.
      The advantages of modern technology, combined with excellent operating and maintenance standards for the aircraft, are that we can yield high equipment utilization rates with reliability levels (“technical dispatchability”) above the industry average for all equipment we operate. Our fleet has maintained high technical dispatchability indices according to standards defined by IATA. This index measures the on-time departure capacity of aircraft without taking into consideration external factors such as bad weather. In 2004, we had an average technical dispatchability index of 99% for our fleet in operation (which is the reference point used in the auditing our technical services). That data is audited by aircraft, engine and equipment manufacturers according to a unified standard set by IATA.
      TAM Linhas Aéreas has RBHA (Brazilian Aviation Approval Regulation) certifications 121 and 145 for maintenance operations and services. It also has an EASA (European Aviation Safety Agency) 145 certification for maintenance services, which are performed at the São Carlos maintenance center.
      In 1998 we earned a US Federal Aviation Regulation (FAR 129) operating certification, and in 1999 a European certification from the Direction Générale de L’Aviation Civile — DGAC, allowing us to operate without restrictions in any European or U.S. city. In addition to allowing us to operate scheduled flights to Miami and Paris, these certifications also allow us to operate scheduled flights to New York, Washington and Indianapolis in the United States and to Madrid, Lisbon, Barcelona, Frankfurt, Zurich, Amsterdam and Moscow.
      All of these certifications, obtained as a result of our modern equipment levels and technical quality of our maintenance, rank us among the highest airlines in global aviation standards. Since 2000 we have had the Extended Twin Engine Operations (ETOPS) certification of 180 minutes for Airbus A330 model aircraft (the highest international level certification), proving that we are in compliance with the most stringent global aviation standards in this respect. We also have state-of-the-art equipment in Brazil, such as the Future Air Navigation Systems (FANS), which increases safety in congested air space and achieves fuel savings by using more direct routes.
      The following table shows our current fleet and past fleet use over the last three years:

										To be returned/
		In Operation				Subleased				Out of Operation				Total

		December 31,				December 31,				December 31,				December 31,

Model	Capacity	2005	2004	2003	2002	2005	2004	2003	2002	2005	2004	2003	2002	2005	2004	2003	2002

Airbus A330	225 to 228 seats, 18 tons maximum load(*)	7	5	9	9	3	4	4	—	—	—	—	—	10	9	9	9

Airbus A320	168 seats, 10 tons maximum load	36	31	31	31	—	—	—	—	—	—	—	—	36	31	31	31

Airbus A319	138 seats, 7 tons maximum load	13	13	13	13	—	—	—	—	—	—	—	—	13	13	13	13

Fokker 100	108 seats, 7 tons maximum load	20	21	21	30	0	2	2	—	5	7	20	19	25	30	43	49

TOTAL		76	70	74	83	3	6	6	—	5	7	20	19	84	83	96	102

*	Five aircraft with 18 seats in first class, 24 seats in business class and 171 seats in economy class, and five aircraft with seven seats in first class, 30 seats in business class and 175 seats in economy class.
      The TAM Mercosur fleet consists of three Fokker 100-model aircraft (sub-leased from TAM Linhas Aéreas) and two Cessna Caravan-model aircraft.

      The average age of the TAM Linhas Aéreas fleet is one of the lowest in global aviation and is the lowest in Brazil: 5.7 years for Airbus A319/320 model aircraft, and 4.2 years for Airbus A330-200 model aircraft. With 76 aircraft in operation, the overall average age of our fleet is currently seven and a half years.
      The following table sets forth the historical and projected development of our operational fleet at December 31 in each of the years indicated:

	2004	2005	2006	2007	2008	2009

	(Number of aircraft)

Airbus A330	5	7	8	8	8	8

Airbus A319/A320(1)	44	49	59	62	66	70

Fokker F100	21	20	18	18	18	18

Total	70	76	85	88	92	96

(1)	Our fleet projection is based on the following: we currently have firm orders with Airbus for 29 additional A320 aircraft and options with Airbus for up to 20 additional A320 aircraft. The projection also includes an additional four Airbus A320 aircraft that we may choose to add on a spot basis in future depending on demand for our services.
      As discussed in “— Leasing Agreements”, we are in the process of reorganizing our fleet of Fokker 100 aircraft. As a result of this reorganization, we are currently considering renewal options in respect of such aircraft and are specifically considering options available from Airbus and Empresa Brasileira de Aeronáutica S.A. (or Embraer). Where the opportunities have arisen, we have also entered into negotiations for spot agreements relating to the return of our Fokker 100 aircraft and in 2005 have returned four Fokker 100 pursuant to such agreements. On March 19, 1998 we entered into a purchase agreement with Airbus pursuant to which we agreed to purchase 38 Airbus A319-100 and A320-200 Aircraft, equipped with International Aero Engines IAE V2524-A5 and IAE V2527-A5 engines respectively. The last aircraft is scheduled to be delivered pursuant to this agreement in December 2010. On December 20, 2005, we entered into a purchase agreement with Airbus pursuant to which we agreed to purchase ten Airbus A350-900 aircraft, each equipped with two General Electric Genx-1A75 engines. Each Airbus A350 will be capable of carrying up to 300 passengers. The purchase agreement provides that Airbus will begin delivery of the A350s in 2012, and the final aircraft is scheduled to be delivered in September 2014.
      The following table shows average use rates of our aircraft, in hours, during the periods indicated:

	At December 31,

Bodied	2002	2003	2004	2005

Narrow-bodied aircraft	8.5	7.7	10.1	12.0

Wide-bodied aircraft	9.1	5.4	14.0	14.8

Leasing agreements
      We currently lease all of our aircraft (using long-term lease agreements) through TAM Linhas Aéreas. Leasing gives us greater flexibility to change the composition of our fleet relatively quickly in the event we need to.
      All 84 of our aircraft are subject to operating leases, which require us to make periodic payments but do not include aircraft purchase options at the end of the agreement. Pursuant to the terms of these agreements, aircraft are returned under the agreed conditions at the end of the lease. The lessor retains ownership of the aircraft, as well as the economic benefits and risks of ownership. We are responsible for maintaining and contracting insurance for the aircraft during the leasing period. Amounts corresponding to commitments for the leased equipment are not reflected on our balance sheet because these transactions do not include an aircraft purchase option. The duration of our operating lease agreements are up to 192 months after the delivery date of the respective aircraft and payments are adjusted based on variations in the U.S. dollar exchange rate and LIBOR.

      As a result of the process of reorganizing our fleet of Fokker 100 aircraft, on December 19, 2003 TAM Linhas Aéreas signed a commitment with our lessors to cancel 19 leasing agreements and schedule a plan to return these aircraft. At December 31, 2004, 13 aircraft had already been returned, with the remaining 6 due to be returned by July 2006. In addition, in the second quarter of 2004, the management of TAM Linhas Aéreas amended some of their commercial leasing agreements (relating to ten Fokker 100, four Airbus A319, two Airbus A320 and one Airbus A330 aircraft) from finance leases to operating leases with the agreement of the lessors. See “Management’s discussion and analysis of financial condition and results of operations — Amendments to leasing arrangements.”

Sub-leasing
      Under our policy of maximizing the use of our fleet, TAM Linhas Aéreas entered into sub-leasing agreements with the intention of minimizing the time during which our large aircraft are left idle. Pursuant to these sub-leasing agreements, three Airbus A330-200 aircraft from the TAM Linhas Aéreas fleet are leased to an airline based in the Middle East until 2006. The average terms of our subleasing agreements range from one year to a year and a half.

Maintenance
      We rigorously follow the maintenance plans proposed by the aircraft manufacturers and approved by the competent Brazilian and international aviation authorities. Accordingly, maintenance carried out on our aircraft may be divided into three general categories (i) line maintenance, (ii) heavy maintenance, and (iii) component repair and inspection. Line maintenance includes simple inspections up to “A checks” (the first inspection level), executed in transit and overnight without requiring any change to our operations.
      Heavy maintenance includes more complex aircraft inspections and services requiring removal from operations for between five and eight days.
      We have entered into a number of agreements with suppliers and service providers in order to assist with our heavy maintenance requirements, of which the following are material:

•	a general terms agreement between TAM Linhas Aéreas and GE Engine Services Distribution, L.L.C. (“GE”) dated May 7, 2001, pursuant to which we have agreed to purchase certain spare engines and support equipment for both the spare engines that we have purchased from GE and certain engines that have already been installed on our operating fleet. We have also agreed to purchase certain product support services from GE. This agreement has no fixed termination date;

•	an engine maintenance agreement between TAM Linhas Aéreas and MTU Motoren-und Turbinen-Union München GmbH (“MTU”) dated September 14, 2000 (the “TAY Agreement”), pursuant to which MTU has agreed to provide certain maintenance, refurbishment, repair and modification services with respect to approximately 105 TAY650-15 aircraft engines. This is complemented by a novation and amendment agreement to the TAY Agreement, between us and Rolls-Royce Brazil Ltda., dated November 8, 2001 pursuant to which Rolls-Royce Brazil Ltda., replaced MTU as contract counterparty. This agreement terminates on June 30, 2015;

•	an engine maintenance agreement between TAM Linhas Aéreas and MTU Maintenance Hanover GmbH (“MTU Hanover”), pursuant to which MTU Hanover has agreed to provide certain maintenance, refurbishment, repair and modification services with respect to certain V2500-A5 engines. This agreement terminates on June 30, 2014; and

•	an engine maintenance agreement between TAM Linhas Aéreas and United Technologies Inc., Pratt and Whitney Division (“Pratt and Whitney”) dated September 14, 2000, pursuant to which Pratt and Whitney has agreed to perform maintenance, modification and/or overhaul of PW4168A engines, engine modules and the parts and components thereof. This agreement terminates on September 14, 2010.

      Additional maintenance work on our aircraft is performed at hangars at the Congonhas and Guarulhos Airports in São Paulo (line maintenance) and our maintenance center in São Carlos (in the interior of the state of São Paulo) which is approximately 4.6 million square meters in size and which and has received EASA (European Aviation Safety Agency) certification (JAR-145) for inspections of aircraft and aviation components. Our São Carlos maintenance center is qualified to service all aircraft in our fleet (heavy maintenance and component repair and inspection).
      Out of the approximately 1,500 maintenance professionals performing maintenance work on our aircraft, 800 (including engineers, supervisors, technicians and mechanics) are assigned to our São Carlos maintenance center.
      Since we are qualified to perform most line and heavy maintenance services, we eliminate the need to transfer our aircraft to distant locations, saving us time and maintenance costs and increasing aircraft utilization rates. For the maintenance of specific complex components (such as engines) we have signed long-term agreements with third parties, which tend to be the component manufacturers themselves. As a consequence of our codeshare agreements with American Airlines and Air France, we also meet the US and European requirements in that regard.
      Our maintenance professionals are trained by the manufacturers and suppliers themselves (including Airbus, Fokker, Rolls-Royce, General Electric and Pratt & Whitney) at their respective facilities abroad. In addition, we provide our professionals with the most modern equipment and software necessary for their training at our service academy in São Paulo (which we refer to as the TAM Service Academy).
      In addition to the maintenance we perform on the aircraft we operate, we offer line and heavy maintenance services for third parties operating in Brazil using Airbus equipment (including the presidential aircraft), allowing us to reduce our fixed costs and increase our revenues in 2004 and 2005.
      A significant part of our aircraft and vehicle maintenance costs are indexed to the U.S. dollar. For a description and analysis of the effect of exchange rate variations on our income, including fleet maintenance costs, see “Management’s discussion and analysis of financial condition and results of operations — Qualitative and quantitative information regarding market risk — Exchange rate risk.”

Fuel
      Fuel costs are the largest component of our costs, representing some 32% of our operating costs in 2005.
      Fuel consumed in Brazil represents approximately 90% of our total consumption and is acquired through the distributors of Petrobrás, Shell and Exxon. We purchase fuel abroad from Exxon, Chevron, Texaco and Repsol YPF. Supply contracts for fuel in Brazil are normally made for a two year period and we renewed our contracts in March 2005. Supply contracts at our international bases normally have a term of one year. Approximately 95% of our fuel is purchased under “into-plane” terms, meaning that the supplier is responsible for delivering the fuel directly into the tanks of our aircraft. The fuel prices in the contracts we sign consist of three components (i) the price from the refinery, (ii) the supplier differential, and (iii) airport taxes and fees. The price of fuel is subject to international market variations in the price of oil. The supplier differential is the portion charged by the supplier (which consists of a fixed amount per liter charged during the contractual period) and reflects the cost of distribution, logistics and the distribution margin. Airport taxes and fees may vary by region and by airport. We have a department responsible for negotiating fuel purchase contracts and, as a result of the high volumes of fuel we purchase, we believe that are we are normally able to obtain more favorable terms than our competitors.
      To reduce our exposure to international fuel price and exchange rate variations, we began in 2004 to enter into arrangements intended to hedge 30% of our expected fuel consumption over a three month period. For a description and analysis of the effect of volatility in fuel prices on our income, see “Management’s discussion and analysis of financial condition and results of operations — Qualitative and quantitative information regarding market risk — Risks relating to variations in the price of oil.” Another important cost reduction initiative involving fuel is our “fuel tankering” program pursuant to which we refuel aircraft in regions where fuel prices are relatively lower. In 2005 we achieved savings of approximately R$22 million as a result of the fuel tankering program. We have also formed a multidisciplinary work group, involving the departments responsible for fuel, engineering, control, operations, dispatching and financing, to develop other measures to reduce fuel consumption in our fleet and spending.

Safety
      Brazilian civil aviation follows the highest safety standards in the world. Brazil is classified as a Category 1 in terms of the flight safety standards established by the International Civil Aviation Organization (ICAO), which is the highest classification in existence.
      Our top priority is the provision of safe transportation. We maintain our aircraft in strict compliance with manufacturers’ specifications and all applicable safety regulations and perform routine daily maintenance. We rigorously comply with the standards established by the Air Accident Prevention Program (PPAA) of DAC. We are also members of the largest civil aviation regulation organizations, including the International Civil Aviation Organization (ICAO), affiliated with the United Nations, and IATA, the worldwide association of airlines. We participate in the coordination of the IATA Regional Flights Safety committee. We are also members of the Flight Safety Foundation (the largest non-governmental organization for flight safety) and the Flight Safety Committee for Brazilian Airlines. In 2004, we obtained a JAR-145 certification from the European Aviation Safety Agency.
      We were the first Latin American company to install the BASIS (British Airways Safety Information System) for processing abnormal events and the FOQA (Flight Operations Quality Assurance) for the systematic analysis of information recorded during every flight.
      Notwithstanding our high safety levels, air transportation service is subject to events beyond our control. In October 1996, one of our Fokker 100-model aircraft crashed during departure, with 99 deaths. Although litigation is still pending for this accident, any potential awards are covered by our insurance policies. See “— Judicial and administrative proceedings — Proceedings filed against us — Indemnification claims relating to accidents.”
Insurance
      As required by law and the terms of our aircraft leasing agreements, we maintain insurance policies with insurance companies with solid reputations. The scope of these policies includes aircraft hull coverage and coverage against risk of war and civil liability for passengers, cargo, and baggage and injuries to third parties on the ground. Our current policies, which will be in force until December 19, 2005, follow practices adopted by the international civil aviation industry.
      We have also contracted asset insurance against risk of theft, fire, flood, electrical damage and similar matters for equipment and buildings we own or for which we are responsible, including airport areas where we have operations. Similarly, we have engaged vehicle insurance against risks of robbery, theft, fire and civil liability against third parties for all vehicles we own or for which we are responsible.
      We have also contracted liability insurance in respect of our directors and officers, the current term of which is due to expire on June 29, 2006.
Facilities
      In 2001, we inaugurated our maintenance center in São Carlos, in the interior of the state of São Paulo, which occupies an area of approximately 4.6 million square meters, with 50,000 square meters of building area. At this center, we perform maintenance on aircraft and components of TAM as well as other Latin American airlines.

      TAM Linhas Aéreas has its own building of 1,050 square meters in São Paulo (in front of Congonhas Airport) for TAM Express administration, dispatch and customer service, in addition to storage for uniforms, lost baggage and warehouse space.
      The TAM Service Academy is located in an eight-story building in São Paulo (in proximity to Congonhas Airport) and covers an area of 12,000 square meters. The TAM Service Academy is the largest and most modern aviation training center in Latin America and is dedicated to training pilots, flight attendants, customer service and administrative staff. The TAM Service Academy has the capacity to accommodate over 750 persons for training each day.
      We have entered into concession agreements with airport managements for the use of areas to provide services in passenger terminals, including check-in halls, passenger sales areas in airports and operational support areas. These agreements provide for periodic adjustments in the amounts paid for the concessions and renewal conditions. We also have a concession for the use of hangars and cargo terminals in airports throughout Brazil. These include areas in the passenger terminals of Guarulhos, Congonhas and Recife Airports, cargo terminals at the Salvador, Recife, and Vitória Airports and aircraft maintenance hangars at the Belém, Cuiabá and Goiânia Airports. We also have approximately 40,000 square meters of space for aircraft maintenance, parts storage and administration at Congonhas Airport in São Paulo, the location of our headquarters.
Information Technology
      We have a policy of investing significant amounts in information technology systems that enhance our operating processes, allowing us to provide higher quality services to our passengers, in addition to giving us greater flexibility and speed in our operations.
      In 2004 we introduced the e-TAM portal, a tool that integrates our entire sales chain, from the time of reservation to passenger boarding. Moreover, data obtained from the e-TAM portal allows us to offer passengers a set of customized services. All of our domestic reservations are made through the portal environment. The use of the e-TAM portal allows us to reduce the cost of reservations and ticket issuance by consolidating the GDSs previously used for almost all our reservations. Currently, GDS is used only for tickets issued abroad.
      As discussed in “— Capital Investments”, we entered into a loan agreement with BNDES on November 10, 2005 and plan to use the proceeds from such loan to invest in the software used in our e-TAM portal and the software we use for cost control and managing spare parts and supplies.
      Technology allowed us to be the first Brazilian airline to develop and install self-service check-in kiosks in airports. With over 50 units operating in Brazil’s major airports, the kiosks allow passengers who purchase e-tickets to check-in and select their seat in less than 10 seconds, reducing lines in the check-in halls and on boarding of the aircraft. In 2004 and 2005 approximately 196,000 and 375,000 passengers respectively checked in through the self-service kiosks.
      In October 2003, we signed a general services agreement with Sabre Travel International Limited, pursuant to which we were granted a license (relating to the provision of maintenance services) for electronic reservation technology and database backup, allowing us to better utilize our fleet and network. This agreement will remain in force until October 2013, unless previously cancelled by either party.
      The TAM Loyalty Program and “special services” system are also important tools for obtaining information on the profile of our passengers. The TAM Loyalty Program allows us to monitor the activity of passengers registered with the program, recording information on each passenger flight in addition to personal information and preferences (such as preferred seat, special meal requests and other data obtained through our contacts or customer surveys). The “special services” system allows the crew to input data on preferences of our passengers directly to our database. This data is also used to study passengers, offer promotions and new services and define our advertising message.

      We also have a dedicated meals system which, based on the number of passengers who pass through check-in, passes the relevant information on to our suppliers of in-flight meals and accordingly increases efficiency and reduces waste. The system also monitors payments to suppliers of in-flight meals.
      Our DOV-line tracing system monitors all aircraft baggage and cargo, following the location of items inside the aircraft, for proper weight balancing. A balanced aircraft is critical for a safe flight and has the added benefit of reducing fuel consumption. The DOV-line tracing system also manages crew distribution.
Seasonality
      The Brazilian passenger air transportation market is subject to seasonality, as there is always higher demand for air transportation services in the second half of the year. In this regard, we are impacted to a similar extent to the rest of the market, though this is mitigated by the fact that we have a higher concentration of business travel than the market average (and business travel is less sensitive to seasonality). Our other operations do not vary significantly as a result of seasonality.
Personnel
      We believe our growth potential is directly linked to our ability to attract and retain the best professionals available in our sector. For this reason, we assign high priority to selecting and developing people with potential who can add value to our operations and who we believe can adapt to our corporate culture.

      At December 31, 2005, we had 9,669 employees, compared to 8,215 employees at December 31, 2004 and 7,665 employees at December 31, 2003. Our personnel expenses in 2005 totaled R$669 million. The following table shows the number of employees at December 31, 2002, 2003, 2004 and 2005 for the operations and locations indicated:

	December 31,	December 31,	December 31,	December 31,
	2005	2004	2003	2002

Tam Linhas Aéreas

Assistants, secretaries and dispatchers	2,773	2,093	1,975	2,258

Analysts and assistants	1,220	1,133	1,100	1,179

Supervisors/coordinators	316	265	260	276

Chairman, vice chairmen, directors and managers	171	143	133	130

Mechanics, electricians and technicians	1,127	972	886	869

Attendants	2,198	1,708	1,450	1,813

Captains and co-pilots	1,034	853	776	872

Interns	25	162	300	227

Total	8,864	7,329	6,880	7,624

Tam Viagens

Assistants/receptionists/secretaries/interns	32	38	36	47

Analysts/assistants/secretaries	53	52	52	26

Attendants, promoters/issuers/sales reps	88	114	111	51

Attorneys/coordinators/leaders/supervisors	30	32	32	27

Directors/managers/advisors	10	10	10	10

Total	213	246	241	161

Tam Mercosur

Paraguay	439	382	341	266

Chile	49	35	34	30

Argentina	37	148	111	86

Uruguay	22	35	23	14

Bolivia	41	40	35	—

São Paulo	4	—	—	—

Total	592	640	544	396

Grand Total	9,669	8,215	7,665	8,181

      We also outsource certain operations and services, such as representation with respect to passenger and cargo ticket sales, operational services for ramps, parking areas and runways at airports, aircraft cleaning, catering services, asset insurance and passenger and crew transportation.
      The National Aviators Union represents pilots and attendants in Brazil and five other unions represent airline ground crews. Approximately 6% of our employees are members of unions. Negotiations for wage increases resulting from changes in inflation indices and social clauses are carried out annually between the unions and airlines. The basic working conditions and maximum work days for pilots are regulated by federal law and are not subject to labor negotiations. We have never experienced a labor stoppage and believe that we have a good relationship with our employees. There are no significant differences among wages paid by Brazilian airlines (which in general are lower than wages paid by major international airlines).
      In 2005, we invested approximately R$17.0 million in various training programs. On average, 20 days per year for each pilot are dedicated to renewing qualifications. We provide complete training to all pilots, attendants and customer service employees.
      To ensure levels of excellence in training all our employees and perpetuating the philosophy of quality we are pursuing, the TAM Service Academy was created in 2001. With an area of 12,000 square meters in

São Paulo (in proximity to Congonhas Airport) the academy is the largest and most modern aviation training center in Latin America, with courses oriented toward pilots, attendants, dispatchers, airport personnel, sales, cargo, CRM personnel and technicians. The unit operates in a similar manner to a corporate university and seeks to develop human and technical knowledge oriented toward our operations. Each year approximately 30,000 people receive some level of training at the TAM Service Academy (an employee may attend more than one course in any given year), which has the capability of providing training for 750 people each day. In 2004 we intensified the supply of training for foreign airlines, pilots, attendants, flight dispatchers and mechanics. That work, which is monitored and validated at all times by quality inspectors of the civil aviation agencies of the respective countries, was primarily carried out at the TAM Service Academy.
      In 2001 we signed a training partnership agreement with CAE Inc. (CAE), the largest manufacturer of flight simulators in the world. The US$30 million investment in flight simulators and support structure allows CAE to train our pilots on the Fokker 100, Airbus A319, Airbus A320 and Airbus A330 aircraft in the vicinity of Guarulhos Airport in São Paulo. We have spent approximately R$6 million each year for the training agreement with CAE, representing savings of approximately US$1 million per year in pilot training costs previously incurred as we formerly had to send our pilots abroad for such training.
      We also offer executive training through internal programs developed in partnership with well-known universities.
      Our compensation strategy reinforces our efforts to retain talented employees, favoring high levels of employee motivation and greater productivity. Our compensation package includes health plans, profit sharing, supplementary retirement, food and meal vouchers, transportation vouchers, dental assistance, medical clinic, emergency transportation, banking offices, group life insurance, sick-leave supplement, day-care reimbursement, loans, courtesy travel for employees, recreation awards and English-language courses for all employees.
      We have a profit-sharing program. All employees participate in this program. In 2005 we paid each employee an amount that was equal to approximately two times each such employee’s monthly salary pursuant to our profit-sharing program for 2004. In 2005, provisions for amounts to be paid in 2006 totaled approximately R$42 million.
      We are currently implementing a preferred share purchase option plan for our and our controlled companies officers and employees, as approved at our shareholders’ meeting held on September 29, 2005. We granted 715,252 options to purchase our preferred shares in December 2005. The share purchase options will be granted on annual basis in accordance with our board of directors’ resolution as long as the maximum amount of 2% of dilution of the participation of current shareholders is not exceeded and certain annual value-added goals are reached. The participants of our share purchase option plan may exercise their options within seven years as of the date of the relevant granting. The vesting term will last five years and will be composed by three annual installments, respectively due on the third, fourth and fifth year. Our share purchase option plan will be effective for five years from September 29, 2005. See “Management — Share Purchase Option Plan.”
Supplementary Retirement Plan
      Our subsidiary TAM Linhas Aéreas sponsors three supplementary retirement benefit plans which we describe below:
      Retirement plan — TAM Prev — Plan I. The TAM Prev — Plan I retirement plan is managed by a closed private retirement entity known as MultiPensions Bradesco and was implemented in 1982, under the “defined benefits” condition for death benefits, disability, and retirement. This plan is partially financed by contributions from participants and supplemented by contributions from TAM Linhas Aéreas (as the sponsoring entity). On November 26, 2004, the Supplementary Retirement Secretariat approved the proposal to migrate participants from TAM Prev — Plan I to TAM Prev — Plan III. At December 31,

2005, 181 participants had already agreed to this proposed migration, with decisions from 40 participants still pending. This plan is currently closed to new participants.
      Retirement plan — TAM Prev — Plans II and III. The TAM Prev — Plans II and III retirement plans are also administered by MultiPensions Bradesco and were implemented in 1995 and 1998, respectively. These plans were structured in the form of “defined contributions” for retirement benefits, partially financed by participant contributions and supplemented by contributions from TAM Linhas Aéreas (as sponsoring entity), under the “defined benefits” condition for benefits to be paid on uncertain dates (such as those relating to death and disability), financed entirely by TAM Linhas Aéreas.
      In the year ended 2005, we contributed approximately R$9.6 million to those plans through our subsidiary TAM Linhas Aéreas. See note 23 of our audited consolidated annual financial statements for the year ended December 31, 2005.
      At December 31, 2005, the number of active participants in the TAM Prev — I, II and III plans was 41, 1,155 and 1,159, respectively. The total value of the net liabilities of the TAM Prev — I, II and III plans has been recognized since January 1, 2002. The value of this liability will be amortized as an expense over five years, and for the next year, the residual value of the liabilities in the TAM Prev — I, II and III plans total R$1.8 million.
Competition

General
      Airlines in Brazil compete primarily in terms of routes, price, flight frequency, service reliability, brand recognition and benefits offered to passengers, such as loyalty programs and customer service. We believe our market leadership and the TAM Loyalty Program enhance our competitive performance in many of these areas.
      Our competitors, both actual and potential, include Brazilian airlines, airlines operating on regional air routes and new participants in the market, who operate primarily on regional transportation networks. Our principal competitors are Varig and Gol. To a much lesser degree, we also face competition from a number of significantly smaller airlines operating in the domestic market. At December 31, 2005, 11 different airlines together had a share of the 2.3% of the domestic market that is not served by TAM, Varig and Gol (who together have a share of approximately 97.7% of the domestic market). More recently, BRA Transportes Aéreos Ltda. has emerged as having the largest presence of the smaller airlines that compete with TAM, Gol and Varig, carrying additional passengers in the scheduled domestic market. According to the DAC, in January 2006 BRA Transportes Aéreos Ltda. had approximately 6.23% of the scheduled domestic market. Previously, passengers transported by BRA Transportes Aéreos were recorded as charter passengers rather than passengers in the scheduled domestic market.

      The graph below shows the history of market participation on domestic routes, calculated by reference to RPKs, for the major Brazilian airlines, for the periods indicated (based on data provided by DAC):
Domestic market share (RPKs)
                          Source: DAC.
      Some of our competitors have significant levels of debt and their financial condition and prospects are uncertain. If our competitors in financial difficulty succeed in restructuring their debt and strengthening themselves in the market, they may be able to offer cheaper fares on the routes we operate, or compete with us in other ways (even if our operations are more efficient).
      We also face competition, albeit to a lesser degree, from land transportation companies such as road transport companies. In 2004, inter-state road transport companies carried over 130 million passengers, according to the Road Transport Department.
Intellectual Property
      We hold or have filed registration applications for 13 trademarks before the Instituto Nacional da Propriedade Industrial (or INPI), the body with jurisdiction for registering trademarks and patents in Brazil, and two trademarks before the bodies with jurisdiction for registering trademarks in other countries in the Americas and Europe in which we operate. Currently, we are facing no third-party challenges to such applications.
      TAM Marília owned the “TAM” trademark from its incorporation until September 2004 when TAM Marília underwent a spin-off which resulted in the creation of Taxi Aéreo, Representações, Marcas e Patentes S.A. (TAM Milor). The TAM trademark (and other trademarks related thereto) were transferred to TAM Milor. Both TAM Marília and TAM Milor are companies controlled by the Amaro Family. Until March 10, 2005, the relationship we and our subsidiaries TAM Viagens and TAM Mercosur had with TAM Milor did not provide for any compensation for our use of TAM trademark and was subject to revision at any time. In order to protect the use of the TAM trademark on an appropriate legal and commercial basis, on March 10, 2005, TAM S.A., TAM Milor, TAM Linhas Aéreas, TAM Viagens and Transportes Aéreos del Mercosur S.A. (TAM Mercosur) entered into a License for Use of Trademark Agreement, pursuant to which TAM Milor granted the other parties a license to use the “TAM” trademark in exchange for a monthly compensation or royalty payment. The terms of this agreement provide that it may be terminated in the event of (i) bankruptcy, judicial composition with creditors or winding-up of either party, (ii) one party failing to comply with any of its obligations and failing to remedy such non-compliance within 15 days of receiving notice of such non-compliance, or (iii) we and/or our subsidiaries TAM Viagens and TAM Mercosur utilizing the TAM trademark in a manner other than that set forth in the agreement. The current expense we and our subsidiaries TAM Viagens and TAM Mercosur record on a monthly basis for the use of the trademark is R$1.3 million. This amount is adjusted annually by reference to the IGP-M. This agreement is effective until December 9,

2011, following which, provided that TAM Linhas Aéreas’ concession is itself renewed, the license to use the trademark will automatically be renewed for an equivalent period. The recording of the transfer of ownership of TAM trademarks from TAM Marília to TAM Milor and the License for Use of Trademark Agreement are currently in the process of review and registration, respectively, with the INPI. The intention of recording both the transfer and the registration of the License for Use of Trademark Agreement before the INPI is to provide third parties with notice of the existence of such rights.
      The license for use was granted exclusively in relation to the classes of the activities we currently perform. TAM Milor may grant a license to use the TAM trademark to other parties for different activities that do not involve the scheduled transportation of passengers.
      We have also internally developed our e-TAM portal, a tool that integrates our entire sales chain, from the time of reservation until boarding of the aircraft. Additionally, such contract does not impose any limitation on TAM Milor’s right to dispose of or pledge the trademarks that are subject to the License for use of Trademark Agreement to third parties and TAM Milor may enter into such transactions without our prior knowledge or consent. In addition, the terms of the License for Use of Trademark Agreement grant us an exclusive license for the use of the TAM trademark as a symbol for securities traded on stock exchanges.
Judicial and Administrative Proceedings
      We are involved in various judicial and administrative proceedings arising from the normal course of our businesses. We have established provisions for all amounts in dispute that represent a probable loss in the view of our legal advisors and in relation to those disputes that are covered by laws, administrative decrees, decrees or court rulings that have proven to be unfavorable. The table below sets forth the total value of amounts claimed, provisions for contingencies and court deposits at December 31, 2005:

	Total Amount	Provision for
	Claimed	Contingencies	Court Deposits

	December 31,	December 31,	December 31,
	2005	2005	2005

	(R$ thousands)	(R$ thousands)	(R$ thousands)

Tax proceedings	629,833	629,833	37,594

Labor proceedings	110,000	4,838	7,996

Civil proceedings	64,408	19,430	10,287

Total	804,241	654,101	55,877
      We believe that our results of operations and financial condition would not be significantly affected by any unfavorable single decision in such lawsuits because we have established provisions in respect of the amounts at risk in the tax and civil proceedings and because any future cash disbursement we may be liable for in respect of any unfavorable decisions in tax proceedings may be paid in installments over a long period.

Proceedings filed against us

Civil proceedings
      We are party to approximately three thousand civil proceedings arising from the normal course of our business and the total amount claimed in these proceedings as at December 31, 2005 was estimated at R$64.4 million. The vast majority of these proceedings involve minor cases relating to customer relations. The more significant actions relate to civil liability and disputes resulting from cancellation of agreements to provide services and commercial representation. At December 31, 2005, we have established provisions to address these contingencies in the total amount of R$19.4 million.

Damage claims relating to accidents
      TAM Linhas Aéreas is party to 84 actions filed by relatives of victims of the accident that occurred in October 1996 involving one of our Fokker 100 aircraft which crashed during departure, in addition to approximately 55 actions recently filed by residents of the region of the accident’s location, who are claiming pain and suffering. Unibanco Seguros S.A. is party to all of these actions because any damages resulting from the aforementioned legal claims are covered by the civil liability guarantee provided for in our insurance policy with them. We believe that the cap of US$400.0 million in that insurance policy is sufficient to cover any penalties and judicial or extra-judicial agreements arising as a result of this matter.

Tax proceedings
      We are party to various administrative proceedings or court actions in which we are claiming non-application of a specific tax or reimbursement of taxes paid improperly, or in which we are contesting the charging of specific taxes resulting from the normal course of our business and the total amount claimed in these proceedings as at December 31, 2005 was estimated at R$630 million. We cannot guarantee that we will succeed in obtaining these tax credits or securing a favorable outcome in respect of the application of those taxes. At December 31, 2005, we had established provisions totaling R$630 million for tax proceedings involving probable loss to us, including those listed below. In respect of certain proceedings, we have made court deposits, while in respect of others we have court protection that allows us to dispute the cases without need for partial payments or judicial deposits.

PIS and COFINS
      We are challenging the constitutionality of the change in tax basis of the PIS and the increase in the contribution and basis of calculation of COFINS, introduced under Law No. 9,718/98.
      On May 14, 2002 and June 23, 2003, four assessment notices were issued against TAM Linhas Aéreas, demanding COFINS payments allegedly due for the third quarter of 1997 and the year 1998. We submitted the proper challenges in relation to these demands and are awaiting a first-instance ruling. The amounts claimed in the aforementioned administrative proceedings are subject to suspended enforcement (because of a temporary restraining order, confirmed by a favorable ruling, granted in the form of three court injunctions filed by TAM Linhas Aéreas). According to our legal advisors, our chance of loss in these administrative proceedings is probable. The amounts involved, adjusted for inflation at December 31, 2005, total approximately R$275.5 million. We have established provisions covering the entire amount claimed in these administrative proceedings.
      In July 1999, we filed a court injunction aimed at suspending enforcement of the collection of the PIS pursuant to Laws No. 9,715/98 and 9,718/98, to collect the assessment pursuant to Supplementary Law No. 07/70. We are currently awaiting a ruling on the appeal filed by the Brazilian government against the ruling granted on the injunction that we filed. According to our legal advisors, the likelihood of loss in this action is probable. The Brazilian tax authorities also issued four assessment notices aimed at collecting PIS contributions alleged to be owed by us for the second half of 1997 and the year 1998. In all of these cases, we are awaiting a ruling on the challenges offered in the first administrative instance. We have established a provision totaling R$77.4 million as of December 31, 2005 for these cases.

Tariff surplus
      We have filed a court injunction aimed at suspending payment of the tariff supplement, which is collected monthly at the rate of 1.0% of our domestic revenues. Currently, the case is awaiting a ruling on the appeal filed by the Brazilian government against the judgment handed down on the injunction that we filed, which suspended application of the taxes. The approximate value of that proceeding at December 31, 2005 was R$168.0 million. In the opinion of our legal advisors, the chance of loss in this proceeding is considered possible. On the basis that payment of this tariff is supported by both Presidential Decree and DAC Administrative Decree, our management established a provision in accordance with the amounts required until final outcome of the legal action, which amounted to R$168.0 million.

ICMS on the importation of aircraft
      In July 2004, a citation was filed against TAM Linhas Aéreas for the alleged failure (i) to pay, using a special form, the value of the ICMS due upon an imported aircraft clearing customs, and (ii) to issue, within the proper period, a bill of sale for entry upon the arrival of such aircraft. We filed the appropriate challenge and, in December 2004, a ruling was published deeming that the assessment for ICMS was in order. An appeal was filed and we are awaiting a ruling. Application of the aforementioned tax credits has been suspended under a temporary restraining order, confirmed by a ruling, granted pursuant to the court injunction we filed to clear the aircraft without paying the ICMS. According to our legal advisors, our chance of loss in respect of this administrative proceeding is remote. Accordingly, we have established no provision for the amount in question which, as adjusted for inflation at December 31, 2005, was R$18 million.
      There was also another citation filed in November 2004 against TAM Linhas Aéreas on the same grounds. We have presented our defense and are awaiting the ruling in this first-instance administrative proceeding. Application of the tax credits is also suspended because of the preliminary injunction, confirmed by court ruling. According to our legal advisors, our chance of loss in respect of this administrative proceeding is remote. Accordingly, we have established no provision for the amount in question which, as adjusted for inflation at December 31, 2005, was R$35 million.
      In addition, in June 2004 an assessment notice was issued against TAM Linhas Aéreas claiming ICMS payments supposedly owed by it for the importation of an aircraft under the terms of a commercial lease agreement. We presented our defense against this assessment notice and, in December 2004, a first-instance ruling was published deeming the assessment of ICMS to be in order. In January 2005 we filed the corresponding ordinary appeal before the Taxes and Duties Tribunal and are awaiting a ruling. Payment of the ICMS amounts owed under the aforementioned administrative proceeding have been suspended because of the temporary restraining order, confirmed by a court ruling. According to our legal advisors, our chance of loss in respect of this administrative proceeding is remote. Accordingly, we have established no provision for the amount in question which, as adjusted for inflation at December 31, 2005, was R$16 million.

Airline worker fund
      We have filed an ordinary action with a request for an injunctive relief for non-payment of the Airline Workers Fund, a tax charged monthly at the rate of 2.5% of an airline’s payroll. Payment of the tax credit is suspended by virtue of the injunctive relief in our favor. Currently, the proceeding is in the expert witness phase. In 2004, the INSS issued an assessment notice in order to toll the Statute of Limitations of the social security credit as a result of non-payment of the Airline Workers Fund. The administrative proceeding has been suspended until completion of the judicial process. The approximate adjusted value of this proceeding at December 31, 2005 was R$35.9 million. In the opinion of our legal advisors, the chance of loss in respect of this proceeding is considered possible. On the basis that payment of this tax is required by law, our management established a provision in accordance with the amounts required by law until the final outcome of the judicial action. At December 31, 2005, the provision totaled R$35.9 million.

Labor actions
      At December 31, 2005 we were party to 920 labor claims filed by our employees, former employees or service providers arising from the normal course of our business. We do not believe that such claims (individually or collectively) will have a material adverse effect on our results of operations in the event of unfavorable rulings. Of those 920 labor claims, 546 are against TAM Linhas Aéreas, 374 against service providers or sales representatives and TAM Linhas Aéreas and one is against TAM Mercosul. In the case of the individual labor claims, the principal disputes refer to demands for the payment of hazard supplements, overtime and make-up work, as well as requests for the payment of wage differentials in specific cases involving crew members. We are party to five class actions, two filed by the pilots’ union and three by the airline workers’ union. The total assessed value of those actions was approximately

R$110 million at December 31, 2005, and according to our legal advisors, R$59.0 million correspond to claims with a remote chance of loss, R$46.2 million correspond to claims with a possible chance of loss, and R$4.8 million correspond to claims with a probable chance of loss. We have established provisions totaling R$4.8 million at December 31, 2005 in respect of all of these claims. For specific actions we have made court deposits totaling R$7.9 million to address labor claims. The provision is based on our management’s estimate as to likely losses we might incur as a result of the various labor claims filed by current or former employees. We believe the provisioned amount is sufficient as to cover probable losses, estimated as applicable, in the event that the rulings are unfavorable to us.

Proceedings instituted by us

Damages relating to price freezes
      We are plaintiffs in an action filed against the Brazilian government in 1993 seeking damages for breaking-up of the economic-financial equilibrium of an air transport concession agreement as a result of having to freeze our prices from 1988 to September 1993 in order to maintain operations with the prices set by the Brazilian government during that period. The process is currently being heard before the Federal Regional Court and we are awaiting judgment on appeals we have lodged requesting clarification of the initial decision (which we challenged). The estimated value of the action is R$246 million, based on a calculation made by an expert witness of the court. This sum is subject to delinquent interest since September 1993 and inflation adjustment since November 1994. Based on the opinion of our legal advisors and recent rulings handed down by the Supreme Court of Justice in favor of airlines in similar cases (specifically, actions filed by Transbrasil and Varig) we believe that our chance of success is probable. Our management has not posted these credits to our accounts and will only do so when the aforementioned decision is made final.

Claims on amounts paid in error relating to ICMS
      In 2002, TAM Linhas Aéreas filed a claim against the State of São Paulo for amounts paid in error for the ICMS between 1989 and 1994. The action is based on ADIN 1.089-1/DF (which governed ICMS Accord 66/88) and authorized the collection of ICMS on air transportation services), which we are claiming is partially unconstitutional on the grounds that air navigation is included in the category of inter-state and inter-municipal transport and, therefore, is not subject to ICMS. A ruling is pending. According to our legal advisors, our chance of loss in these actions is considered possible. The total value involved, adjusted for inflation at December 31, 2005, is R$111.0 million. We have filed other claims for amounts paid in error against various states in Brazil on the same grounds, with the same chances of loss, in respect of which we are also awaiting a ruling. On the basis that such claims constitute a contingent asset, we have not posted any credits in respect thereof.

Additional airport tariffs — ATAERO
      We also filed an ordinary claim, with a request for early judgment, in relation to a dispute concerning the legality of charging the Adicional das Tarifas Aeroportuárias (Additional Airport Tariffs, or ATAERO), which are charged at a rate of 50% on the value of tariffs and airport tariffs. The total amount involved, adjusted for inflation, at December 31, 2005 totaled R$457 million.

REGULATION OF THE BRAZILIAN CIVIL AVIATION INDUSTRY
Overview
      Scheduled air transportation services are considered public services in Brazil and, accordingly, are subject to extensive regulation by the High Command of Aeronautics of the Ministry of Defense (or the High Command of Aeronautics), CONAC and DAC. Scheduled air transportation services are also regulated by the Brazilian federal constitution and by the Brazilian Aeronautical Code.
      The Brazilian Aeronautical Code sets out the principal rules relating to airport infrastructure and operations, flight protection and safety, certification of airlines, aircraft leasing structure, liability, transfers, registration and licensing, training of crews, concessions, inspection and control of airlines, public and private air cargo transport services, airlines’ civil liability and penalties for violations.
      CONAC is the Brazilian President’s advisory body. Its board of advisors include the Ministry of Defense, the Minister of Civil Affairs, the Minister of Finance, the Minister of Development, Industry and Foreign Trade, the Minister of Foreign Relations, The Minister of Tourism and the Command of the High Command of Aeronautics. CONAC has the authority to establish policies for the Brazilian civil aviation industry that are adopted and carried out by the High Command of Aeronautics and DAC. CONAC establishes general rules related to adequate representation of Brazil in treaties, conventions and other matters related to international air transportation, airport infrastructure, the granting of additional funds to be used to benefit airlines and airports (based on strategic, economic and leisure considerations), the coordination of civil aviation operations, air safety, concessions for the operation of airline services and permits for the provision of related commercial services.
      DAC is the main civil aviation authority in Brazil and reports directly to the High Command of Aeronautics. DAC is responsible for conducting, planning, encouraging and supporting public and private civil aviation companies in Brazil. DAC regulates flight operations in general and economic considerations that affect air transport, including matters related to air safety, certification and adequacy, insurance, consumer protection and competitive practices.
      The Brazilian government has recognized and approved the three main international conventions related to world commercial air transportation operations: the Warsaw Convention of 1929, the Chicago Convention of 1944 and the Geneva Convention of 1948.

Air transportation services concession
      The Brazilian federal constitution grants the Brazilian government the exclusive authority to explore air transportation services and airport infrastructure and provides that the government can render these services either directly or indirectly through third parties (by means concessions or permits). According to the Brazilian Aeronautical Code and regulations issued by the High Command of Aeronautics, any operation of scheduled air transportation services requires a concession granted by the High Command of Aeronautics. The terms of each concession must be formalized by means of a concession agreement entered into with DAC. Any company seeking a concession must meet certain economic, financial, technical, operational and administrative requirements established by DAC. In addition, all companies seeking a concession must (i) be legal entities constituted in Brazil, (ii) obtain a valid Air Operation Approval Certification (CHOA) — corresponding to the former Air Transport Operation Approval Certification (CHETA), and (iii) comply with certain restrictions regarding ownership of its shares or quotas. See “— Restrictions regarding ownership of shares or quotas in airlines.”
      DAC has the authority to revoke a concession in the event of any failure by an airline to comply with the rules of the Brazilian Aeronautical Code, supplemental laws and regulations and the terms of the applicable concession agreement.
      Article 122 of Law No. 8,666 of June 21, 1993 provides that concessions must be regulated by specific procedures stipulated in the Brazilian Aeronautical Code. The Brazilian Aeronautical Code and the regulations issued by the Command of the High Command of Aeronautics do not expressly establish any bidding procedures in relation to concessions. Accordingly, it is not currently necessary to conduct bidding prior to awarding concessions for the operation of air transportation services (such as ours) as would be required in the case of other public services generally regulated by laws applicable to public concessions.
      Our concession to operate scheduled air transportation of passengers, cargo and mail at a national level was obtained on December 9, 1996 through the issuance of Ordinance 816/ GM5 and the execution of the relevant concession agreement, which will remain valid until December 9, 2011. Although we can offer no guarantee that we will be able to renew our concession, we do not currently foresee any problems in relation to such renewal.

Importation of aircraft into Brazil
      The importation of civil and commercial aircraft into Brazil is subject to the prior approval of COTAC (a sub-department of DAC). In authorizing the importation of aircraft, COTAC analyzes, among other things, the need to import the asset and the financial terms in relation to the proposed transaction. Upon obtaining COTAC’s authorization, the importing party must follow the other general procedures relating to the importation of goods into Brazil. Finally, the importing party must register the aircraft with RAB.

Aircraft registration
      The registration of aircraft in Brazil is governed by the Brazilian Aeronautical Code. The Brazilian Aeronautical Code provides that no aircraft is authorized to fly in Brazilian airspace or to land in or take-off from Brazilian territory without being duly registered. In order to remain registered with a Brazilian registration number, an aircraft must have both a certificate of registration and an airworthiness certificate (certificado de navegabilidade), each of which are issued by RAB after a technical inspection by DAC. The certificate of registration issued by DAC attributes Brazilian nationality to the aircraft and proves for its enrollment with the proper authorities. The airworthiness certificate is generally valid for six years from the date on which DAC conducted its inspection of the aircraft and provided authorization for it to fly over Brazilian airspace (subject to continued compliance with certain technical requirements and conditions). The registration of any aircraft can be cancelled in the event that the authorities verify that such aircraft is not in compliance with the requirements for registration (in particular any failure to adapt the aircraft to any safety requirements specified by DAC or by the Brazilian Aeronautical Code).
      All agreements relating to aircraft registered in Brazil, including sale and purchase agreements, financial commercial leasing agreements, operating leases, mortgages (and amendments to any such agreements) must be submitted to the Brazilian Aeronautical Registry (RAB) for the purpose of publishing the transactions contemplated thereby and updating aircraft registration.
Rights to Operate Air Routes

Domestic routes
      DAC has the authority to grant Brazilian airlines the right to operate any new route. Any airline seeking to operate a new route must submit studies proving both the technical and economic feasibility of the proposed route (in form satisfactory to DAC) and must fulfil certain conditions in relation to the awarding of those routes. In respect of awarding any new route or approving any change to existing routes, DAC evaluates the infrastructure capacity of the airports from which the route will be operating and the increase in demand and competition between airlines. In addition, approval for operation of a route is made subject to the condition that the route must be operated on a scheduled basis. The operation of a route by any airline can be cancelled in the event that airline (i) fails to initiate operation of the route within 15 days of receiving authorization, (ii) fails to maintain at least 75% of the flights established in the respective National Air Transport Schedule (hotran) for a period of 90 days, or (iii) suspends operations for more than 30 days. DAC’s approval of new routes or changes to existing routes is given in the course of an administrative proceeding and does not require any amendment to the applicable concession agreement.
      Once awarded, the routes must be immediately reflected in hotran (the report of the itinerary of all routes an airline operates), which will then become an integral part of each airline’s database at DAC. hotran not only establishes the routes but also the arrival and departure times at certain airports, none of which can be changed without the prior approval of DAC. Brazilian civil aviation laws and regulations provide that an airline may not sell or transfer routes to another airline.

International routes
      International airlines are those with points of departure in Brazilian territory and points of arrival in foreign territory, operated by Brazilian companies previously designated by the Brazilian government and operated in accordance with the terms of bilateral agreements with foreign governments. The rights to international routes between major cities (as well as the corresponding landing rights) are derived from bilateral air transportation agreements negotiated between the government of Brazil and foreign governments. Pursuant to the terms of those agreements, each government grants the other the right to designate one or more domestic airlines to operate scheduled service between certain destinations in each country.
      Requests for new international routes or changes in existing routes must be submitted by each interested Brazilian airline to CERNAI, which evaluates each request based on the provisions of the applicable bilateral agreement, the availability of existing routes between the two countries and the general policies of the Brazilian aviation authorities. Following such evaluation, CERNAI forwards the request to DAC in order that DAC may take any necessary steps required in relation to qualification of the international route.
      Ordinance No. 569/ GC5 of September 5, 2000 provides that international air transportation services may be cancelled in the event that such services are (i) not implemented or operated for more than six months, (ii) the airline is proven to be incapable of performing the service, or (iii) the airlines fails to comply with the agreements, laws and regulations of the High Command of Aeronautics.

Policy on slots
      Each hotran represents the authorization for an airline to land and take off at certain airports within a predetermined space of time. That space of time is known as an airport slot and establishes that an airline can operate in a specific airport at the times contained in the hotran.
      Brazilian law provides that a slot is a DAC concession reflected in an airline’s hotran. As is in the case with routes, a slot is not owned by the airline and may not be transferred to another airline.
      The more congested Brazilian airports are subject to traffic restrictions via slot allocation policies. DAC may grant additional slots to an airline at the request of the airline, which must be submitted at least one month in advance.
      The Departmento de Controle do Espaço Aéreo (or DECEA) is responsible for coordinating and inspecting the infrastructure support facilities of airports. DECEA, acting jointly with DAC and Infraero, also conducts studies at all Brazilian airports to determine the maximum operating capacity of each airport. Congonhas airport in São Paulo currently has slot restrictions. We currently have the largest number of slots of any airline at Congonhas airport. Investments currently being made in Brazilian aviation infrastructure are expected to enable an increase in aircraft operations at congested airports and, consequently, the granting of new slots to airlines.

Aviation infrastructure and the airport system
      The Brazilian federal constitution grants the Brazilian government the exclusive authority to explore air transportation services and airport infrastructure and provides that the government can render these services either directly or indirectly through third parties (by means of concessions or permits). The installation and operation of any aviation infrastructure services inside or outside an airport will always require the prior authorization of the aviation authority, which will also supervise them.
      Although air navigation takes place in the air, it begins and ends on the ground and, accordingly, ground structures are required for the operation of air navigation systems. Any surface structure which is intended to meet the needs of air navigation is included under the category of aviation infrastructure. Accordingly, aviation infrastructure is broadly defined and includes all ground organizations, assets and facilities that support the development of air navigation. Aviation infrastructure is made up of the group of ground agencies, facilities or structures that support air navigation in relation to safety, schedules and efficiency, including (i) the airport system, (ii) the flight protection and safety system, (iii) the Brazilian Aviation Registration system; (iv) the air accident investigation and prevention system, (v) the system of air transport safety and coordination facilities, (vi) the system of personnel training and education for the air navigation and aviation infrastructure, (vii) the aviation industry’s system of coordination, and (viii) the aviation infrastructure coordination system.
      The airport system consists of all Brazilian landing fields (military and civilian, private and public) used for domestic aviation and international flights. Airports are public landing fields equipped with installations and facilities to support aircraft operations and the departure and arrival of passengers and cargo. The construction, administration, and operation of airports are subject to the rules, instructions, coordination and control of the aviation authority. Airports include areas intended for airport administration, public agencies that function on a mandatory or optional basis in the airports (such as those relating to the Federal Revenue Service (customs), the Ministry of Justice (federal police), the Ministry of Health (health supervision), or the Ministry of Agriculture (agricultural inspection)). In addition to these administrative areas, airports contain areas for passenger, baggage and cargo service and movement and for the general public (including vehicle parking facilities). Airports are open to traffic and the public by means of the approval of the aviation authorities. Airports may be built, maintained and operated directly by the Brazilian government or through concessions, authorizations or permits. Airports may also be operated by specialized quasi-public enterprises under the Brazilian government or its subsidiaries, reporting to the High Command of Aeronautics (such as INFRAERO), by Brazilian states or Municipalities and by legal entities considered technically, economically and financially qualified by the aviation authorities.
      INFRAERO, a government agency reporting to the Ministry of Defense, has the function of managing, operating, and controlling most Brazilian federal airports (including their control towers and airport safety operations). Smaller airports and regional airports may belong to state or municipal governments and, in such cases, are frequently managed by local government agencies. INFRAERO performs safety activities at most Brazilian airports, including the verification of passengers and baggage, cargo safety and general airport safety measures.
      The use of areas within federal airports (such as hangars and check-in counters) is subject to a concession-for-use granted by INFRAERO. Where there is more than one candidate to use a certain airport area, INFRAERO may institute a bidding process.

Prices
      Brazilian airlines are freely able to set their prices for domestic routes but must register the prices with DAC for monitoring purposes. DAC constantly monitors airfares and may intervene in the market and in scheduled air service concessions to prevent acts against economic order and to protect the interests of consumers. Airlines may establish price discounts or follow other promotional strategies. Airlines must submit any promotional passenger fare discounts greater than 65% of DAC’s reference rate per kilometer to DAC at least five business days in advance. Reference rates are established by DAC based on Brazilian civil aviation’s average operating costs.

      International prices are established in accordance with bilateral agreements. In addition, airlines operating international routes must negotiate their rates with the International Air Transport Association (IATA) and then submit the negotiated rates to DAC for approval.

Civil liability
      The Brazilian Aeronautical Code and the Warsaw Convention limit an aircraft operator’s liability for damage to third parties caused by ground or air operations, or for damage resulting from persons or objects being thrown from aircraft. The Brazilian National Congress is currently in the process of approving the Montreal Convention of 1999, which will replace the Warsaw Convention of 1929, and which will have the effect of increasing the liability limits for civil aircraft operators. We cannot estimate when the Montreal Convention of 1999 will be ratified by the Brazilian government or when it will become part of the Brazilian legal system. The Brazilian courts, however, have occasionally disregarded the liability limits set forth in the Warsaw Convention of 1929 and have granted compensation based on the Civil Code and Consumer Defense Code (which do not expressly set out maximum liability limits).
      In response to the substantial increase in insurance premiums to cover damage from terrorist attacks after the September 11, 2001 attacks in the United States, the Brazilian government introduced a law authorizing it to assume responsibility for damage caused to third parties as a result of terrorist attacks or acts of war against aircraft pertaining to Brazilian airlines. See “Business — Insurance.”

Environmental legislation and regulations
      Brazilian airlines are subject to various federal, state and municipal environmental protection laws, including in relation to the disposal of materials and chemical substances and noise pollution generated by aircraft. These laws and regulations are applied by the state and municipal governmental authorities, which can impose administrative sanctions following violations, in addition to liability in the civil and criminal courts for any party violating the laws and regulations. For example, according to a DAC ordinance, the operation of scheduled commercial flights departing from or arriving at Congonhas Airport is subject to a noise ban from 11:00 P.M. to 6:00 A.M. because of the airport’s proximity to residential areas in the city of São Paulo.

Restrictions against the ownership of shares in airlines operating under concessions
      The Brazilian Aeronautical Code provides that, in order to be entitled to a concession to operate scheduled service, and subject to the carve-outs described below, 80% of an airline’s voting capital must be held directly or indirectly by Brazilian citizens and certain management positions must be held only by Brazilian citizens.
      The Brazilian Aeronautical Code sets out certain restrictions against transferring the capital of scheduled airlines operating under concessions (such as our subsidiary, TAM Linhas Aéreas) including the following restrictions:

•	shares with voting rights must be registered and the company’s by-laws must prohibit the conversion of preferred shares with no voting rights into shares with voting rights;

•	DAC’s prior approval of any share transfer, regardless of the investor’s nationality, which would result in (i) a change in the company’s control, (ii) the concessionaire’s ownership of more than 10% of the company’s capital, or (iii) a transfer of more than 2% of the company’s capital stock;

•	the company must submit to DAC in the first month of each six-month period a detailed chart of shareholder participation, including a list of shareholders and a list of all share transfers that occurred during the six-month period; and

•	based on the information in the chart described above, DAC may determine that subsequent transfers must be subject to its prior approval.

      Our corporate purpose is the management of corporate participation in airlines. We hold shares representing the shareholding control of TAM Linhas Aéreas, which, in turn, is a company operating under a concession for the operation of scheduled air transportation services. The Brazilian Civil Aviation code provides that the restrictions against share transfers described above apply only to companies operating under concessions for the operation of scheduled air transportation service and, accordingly, do not apply to us. This offering will not result in any change in the direct or indirect control of TAM Linhas Aéreas, or any reduction in participation in the voting capital held by Brazilian citizens at a level of less than 80%. Accordingly, it is not necessary to obtain prior authorization from DAC for this offering.

Future legislation
      On September 27, 2005, President Luis Inácio Lula da Silva approved Law No. 11,182 relating to the creation of the National Civil Aviation Agency, or ANAC, which will replace DAC as the primary civil aviation authority. According to Law No. 11,182, ANAC will be responsible for organizing civil aviation within a coherent system (coordinating and supervising air transportation service and aviation and ground infrastructure) and for modernizing the regulation of Brazilian aviation operations. ANAC will be linked, but not subordinated, to the Ministry of Defense and will operate as an independent agency managed only by civilians, who will report to the President. ANAC will principally have the authority to (i) regulate, inspect and supervise services rendered by Brazilian and foreign airlines operating in Brazil, (ii) grant concessions, permits and authorizations for air transport operations and airport infrastructure services, (iii) represent the Brazilian government before international civil aviation organizations and (iv) control, register and inspect civil aircraft.
      Law No. 11,182 also establishes that ANAC shall conduct a bidding process prior to the granting of any new concession. In accordance with Section 7 of Law No. 11,182, ANAC shall be implemented and commence its activities within 180 days as of September 28, 2005. However, it is necessary that the Brazilian Government issue a decree setting forth the organizational structure of the agency as well as its internal regulatory regime. As soon as ANAC commences its activities DAC will be extinguished and will transfer all its responsibilities and operations to such new agency.
      In addition, on March 28, 2001, CONAC published for public consultation a draft of a bill to replace the Brazilian Aeronautical Code and modernize the basic laws and regulations relating to the industry. In general, this draft deals with matters related to civil aviation, including airport concessions, consumer protection, increased foreign shareholding participation in airlines, limitation of airlines’ civil liability, compulsory insurance and fines.

Federal intervention
      The executive branch of the government may intervene in Brazilian civil aviation companies whenever their operations or financial situations jeopardize the continuation, efficiency and safety of Brazilian air transportation services. The purpose of federal intervention is to re-establish normal service by the company and the intervention may last as long as necessary to achieve this purpose, though it may not exceed a period of two years. In the event that a technical inspection conducted before or after the decree of federal intervention demonstrates that the re-establishment of normal service would be impractical, the federal intervention can be converted to extra-judicial liquidation, provided at least half the company’s debts can be liquidated by means of a sale of its assets. In the event that the company’s assets are not sufficient to pay at least half of the company’s debts (or in the event that there is evidence of fraud), the federal intervention or extra-judicial liquidation must be converted to bankruptcy.

New bankruptcy law
      On February 9, 2005, the President of Brazil sanctioned Law No. 11,101 (which we refer to as the New Bankruptcy Law or the Law for the Recovery of Companies and Bankruptcies). The New Bankruptcy Law, which became effective on June 9, 2005 and which replaced the current bankruptcy law (Decree-Law No. 7,661/45), introduced significant innovations in the Brazilian bankruptcy system. In general, the New Bankruptcy Law creates new processes of extra-judicial recovery and judicial recovery (the latter being a replacement for current bankruptcy protection) and introduces other relevant changes in the bankruptcy process. Business owners and business partnerships will be subject to the New Bankruptcy Law, including those whose purpose is to operate air services or aviation infrastructure of any kind, and those who are currently prevented from filing for bankruptcy protection.
      Through the extra-judicial recovery process, a debtor may ask the judiciary to approve agreements with one or more classifications of creditors or with groups of creditors of the same classification with similar payment terms. The plan may not include credits of a labor or tax nature or those derived from future exchange contracts, leasing agreements or fiduciary agreements. Once approved, the plan will apply to all creditors who adhered to it and will be binding on all creditors included in its scope, even those who did not sign the plan, provided that the debtor obtained the approval of at least three-fifths of the creditors of each class of creditors.
      The judicial recovery process consists of judicial action intended to remedy the debtor’s financial problems and enable it to continue its operations (provided that the economic feasibility of continuing operations can be proven). Unlike the current Brazilian bankruptcy protection system, which merely covers unauthenticated credits, the judicial recovery process obliges all prior creditors to go to court to recover credits, including labor creditors, except credits of a labor or tax nature or those derived from future exchange contracts, leasing agreements or fiduciary agreements. The recovery plan submitted by the debtor must present a proposal for the payment of debts, indicating the means of recovery to be utilized. In the event that a creditor should object to the plan proposed by the debtor, the judge must call a meeting of the creditors to decide whether to accept or refuse the plan. In the case of refusal, the judge must declare the debtor bankrupt. In the case of acceptance and subsequent granting of judicial recovery, the original obligations of the debtor will be novated.
      The principal innovations introduced by the New Bankruptcy Law include (i) the requirement of a minimum amount of credit necessary for the creditor to request the debtor’s bankruptcy; (ii) elimination of suspensive bankruptcy protection, (iii) the possibility of a rapid sale of assets (with priority given to sales of blocks of assets), and (iv) an alteration in the order of credit classification.
      In the case of judicial recovery and bankruptcy of airlines, the exercise of rights derived from commercial aircraft leasing agreements (or parts thereof) will not be suspended.

MANAGEMENT
      In accordance with our by-laws and Brazilian corporation law, we are managed by our Conselho de Administração (board of directors), made up of eight members and our Diretoria (board of executive officers), made up of at least four and no more than eight members. We also have a non-permanent Conselho Fiscal (fiscal council) which is made up of five sitting members and five alternates.
Board of Directors
      Our board of directors provides our general, strategic management guidelines and is responsible for, among other things, setting general commercial policies and electing the executive officers (as well as for supervising their management). Our board of directors meets every month or whenever requested by the chairman, vice-chairman, or any by two members of the board of directors.
      Brazilian corporation law provides that members of a company’s board of directors must be shareholders in that company (although there is no specified minimum number of shares that such members must hold) and must be elected at a shareholders’ meeting. Members, who may reside or be domiciled in Brazil or abroad, are elected for a period of one year and re-election is permitted. The terms of office of the current members of our board of directors end on April 30, 2006 unless they are re-elected. Our by-laws do not specify an age limit for mandatory retirement of members of our board of directors.
      Brazilian corporation law together with Article 24 of our by-laws provides that members of our management may only enter into contracts with us under reasonable and equitable terms, either identical to those prevailing in the market or to those pursuant to which we would ordinarily contract with third parties. Such transaction must also be approved by at least five of our directors at a board meeting and any director may request an independent expert to evaluate whether such agreement does in fact contain arm’s length terms. Furthermore, pursuant to the shareholders agreement, TEP, Aerosystem and the Investment Funds have agreed to require the directors appointed by them to refrain from voting at any board meeting involving transactions with directors and other related parties. Brazilian corporation law also prevents such persons from voting at any shareholders’ meeting or intervening in any corporate action in respect of which there is a conflict of interest between their interest and ours.
      The following table sets forth the name, position, election date, and termination date of the current terms of office of each member of our board of directors unless they are re-elected. The business address each member is the address of our head office, Avenida Jurandir, 856, Lote 4, 1° andar, São Paulo, SP, Brazil.

Name	Position	Date of Election	Termination Date

Noemy Almeida Oliveira Amaro	Chairman	08/27/2001	04/30/2006

Maria Cláudia Oliveira Amaro Demenato	Vice-chairman	09/18/2003	04/30/2006

Maurício Rolim Amaro	Board Member	12/20/2004	04/30/2006

Henri Philippe Reichstul	Board Member	12/20/2004	04/30/2006

Luiz Antônio Corrêa Nunes Viana Oliveira	Board Member	06/27/2003	04/30/2006

Adalberto de Moraes Schettert	Board Member	08/31/2005	04/30/2006

Roger Ian Wright	Board Member	04/30/2003	04/30/2006

Waldemar Verdi Júnior	Board Member	01/23/2006	04/30/2006
      Summary biographical information for each member of our board of directors is also set out below:
      Noemy Almeida Oliveira Amaro, Chairman of the Board of Directors. Mrs. Amaro has been a member of our board of directors since August 2001 and is the widow of our former chairman, the late Mr. Rolim Adolfo Amaro. Mrs. Amaro was previously a teacher. She is currently a director of our controlling entity, TEP. Mrs. Amaro is also the chairman of the board of directors of Aerosystem and TAM Marília and was appointed to our board of directors by TEP pursuant to the shareholders’ agreement.

      Maria Cláudia Oliveira Amaro Demenato, Vice-Chairman of the Board of Directors. Mrs. Demenato has been a member of our board of directors since September 2003. Mrs. Demenato is the daughter of Mrs. Noemy Almeida Oliveira Amaro and holds the position of executive director of TEP and was appointed to our board of directors by TEP pursuant to the shareholders’ agreement. Mrs. Demenato formerly served as executive director of TAM Lines Aéreas and is currently also a member of the board of directors of Aerosystem and TAM Marília. Mrs. Demenato has a degree in Business Administration.
      Maurício Rolim Amaro, Board Member. Mr. Amaro has been a member of our board of directors since December 2004. Mr. Amaro is the son of Mrs. Noemy Almeida Oliveira Amaro and holds the position of executive director of TEP. He is also currently a member of the board of directors of Aerosystem and TAM Marília and was appointed by TEP to our board of directors pursuant to the shareholders’ agreement. Mr. Amaro has a degree in Business Administration and Aviation Administration from Broward Community College, located in Florida, United States of America.
      Henri Philippe Reichstul, Board Member. Mr. Reichstul has been a member of our board of directors since December 2004 and was appointed by TEP pursuant to the shareholders’ agreement. Mr. Reichstul worked for the International Coffee Organization (IBC) in London, the newspaper Gazeta Mercantil in São Paulo, the Economic Research Institute Foundation of the University of São Paulo (FIPE), and CED — Coordenação das Entidades Descentralizadas da Secretaria de Estado dos Negócios da Fazenda de São Paulo. He was secretary of SEST — Secretaria de Controle de Empresas Estatais, the office of the Secretariat of Planning, the office of the President of the Republic and executive secretary of the Inter-Ministry Council of CISE — Conselho Interministerial de Salários de Empresas Estatais. He was a member of the boards of directors of TELEBRÁS — Telecomunicações Brasileiras S.A., ELETROBRÁS — Centrais Elétricas S.A., SIDERBRÁS — Siderúrgica Brasileira S.A., BNDES, BORLEM S.A. — Empreendimentos Industriais, CEF — Caixa Econômica Federal, LION S.A., and is currently a member of the board of directors of Coinbra (Louis Dreyfus-Brasil) and Prisma Energy International. Mr. Reichstul was the general secretary of planning under the Office of the President of the Republic, chairman of IPEA — Instituto de Planejamento Econômico e Social, executive vice-president of Banco Inter American Express S.A., president of Petrobrás — Petróleo Brasileiro S.A. and president of Globopar. Mr. Reichstul has a bachelor’s degree and master’s degree in Economics.
      Luiz Antônio Correa Nunes Viana Oliveira, Board Member. Mr. Oliveira has been a member of our board of directors since June 2003 and was appointed by TEP pursuant to the shareholders’ agreement. He has a degree in Mechanical Engineering. Mr. Oliveira has worked for IBM, Banco Denasa, BNDES and IFC and was also an executive director in Grupo Ultra, Grupo Pão de Açúcar, Petrobrás Distribuidora S.A, and NET Serviços de Comunicação S.A. In addition, he was a member of the boards of directors of Aracruz, Arafertil, Copesul, Riocell, Perdigão, Pão de Açúcar and ABTA.
      Adalberto de Moraes Schettert, Board Member. Mr. Schettert has been a member of our board of directors since August 2005 and was appointed by the Investment Funds in accordance with the shareholders’ agreement. He has a degree in Chemical Engineering and Business Administration. Before joining us he worked for Unibanco — União de Bancos Brasileiros S.A., (or Unibanco), Crefidata — Processamento de Dados do Banco Crefisul S.A., the Prefeitura Municipal de Porto Alegre, and Banco Industrial de Investimento do Sul S.A.. In addition, during his time at Unibanco he occupied several executive positions, including the position of vice president. Mr. Schettert worked as a professor at Universidade Federal do Rio Grande do Sul, Universidade Católica de Pelotas and Instituto Educacional São Judas Tadeu. He was also formerly a member of the board of directors of Companhia Siderúrgica Tubarão.
      Roger Ian Wright, Board Member. Mr. Wright has been a member of our board of directors since 2003 and was appointed by the Investment Funds in accordance with the shareholders’ agreement. He holds a degree in Business Administration from the University of Pennsylvania. Before joining us, he held executive positions at Adubos Trevos, Garantia Administração de Investimentos S.A., Banco de Investimentos Credit Suisse (Brasil) S.A., Bassini Playfair Wright Ltda. and BPW Wealth Management Ltda.

      Waldemar Verdi Júnior, Board Member. Mr. Verdi Júnior has been member of our board of directors since January 2006 and was appointed by TEP in accordance with the shareholders’ agreement. He has a bachelor’s degree in law and has taken extension courses in business administration at the University of Southern California (1977) and INSEAD (1982 and 2004). Mr. Verdi Júnior is a member of the shareholders committee of GRUPO VERDI — GV Holding S.A., and a member of the boards of directors of Banco Rodobens, Companhia Hipotecária Unibanco — Rodobens, Centro das Indústrias do Estado de São Paulo — CIESP, Associação Comercial de São Paulo, COMGÁS — Companhia de Gás de São Paulo and CDES — Conselho do Desenvolvimento Econômico e Social do Presidente Luiz Inácio Lula da Silva. Before joining us, Mr. Verdi Júnior worked for ASSOBENS — Associação Brasileira dos Distribuidores Mercedes-Benz, ABRAD — Associação Brasileira das Administradoras de Consórico dos Distribuidores de Veículos Automotores and FENABRAVE — Federação Nacional da Distribuição de Veículos Automotores.
      None of our directors have service contracts with us or any of our subsidiaries providing for any compensation or benefits on the termination of their employment.
Executive Officers
      The executive officers are responsible for our daily management and representation. The executive officers exercise the individual responsibilities provided in our by-laws and by our board of directors. Our board of executive officers is currently made up of five members, but can be made of at least four and no more than eight members, shareholders or otherwise, residing in Brazil. The business address of each director is the address of our head office, Avenida Jurandir, 856, Lote 4, 1°andar, São Paulo, SP, Brazil.
      Executive officers are elected by our board of directors for a three-year term of office, with re-election permitted. Any member of our board of executive officers may be removed by the board of directors before his or her term of office ends. The current term of office of each member of our board of executive officers ends on April 30, 2006 unless re-elected.
      Our Investor Relations Office is located in the city of São Paulo, state of São Paulo, at 896 Avenida Jurandir, Lote 4, Hangar 7, 1°andar. The person responsible for our Investor Relations Office is Mr. Líbano Miranda Barroso, elected director of finance and investor relations at a meeting of our board of directors held on May 17, 2004. The telephone number of our Investor Relations Office is +55 11 5582-8817 and the fax number is +55 11 5581-9167. The e-mail address of our Investor Relations Office is invest@tam.com.br.
      The following table sets forth the name, position, date of election and date of termination of the terms of office of each member of our board of executive officers unless re-elected:

Name	Position	Date of Election	Termination Date

Marco Antonio Bologna	Chief Executive Officer	01/14/2004	04/30/2006

Líbano Miranda Barroso	Chief Financial Officer	05/17/2004	04/30/2006

José Wagner Ferreira	Commercial and Marketing Officer	09/19/2001	04/30/2006

Ruy Antônio Mendes Amparo	Technical Operations Officer	11/26/1997	04/30/2006

Gelson Pizzirani	Fleet and Revenue Administration Officer	11/01/2002	04/30/2006
      Summary biographical information for each member of our board of executive officers is also set out below:
      Marco Antonio Bologna, Director and Chief Executive Officer. Mr. Bologna joined us in 2001, having acted as our Finance and Investor Relations Officer from April 2001 until December 2003 and was appointed by TEP in accordance with the shareholders’ agreement. He is currently a member of the board of the American Chamber of Commerce and the Suzano Paper and Cellulose Group. He previously held various executive positions in major financial institutions as executive director of Lloyds Bank PLC, director of corporate finance of Chase Manhattan Bank, commercial vice-president of Banco Itamarati and managing director of Banco Inter American Express. Mr. Bologna left us in April 2003 and returned in

October of the same year. Mr. Bologna holds a degree in Production Engineering from the Universidade de São Paulo (USP) and has taken extension courses in financial services at the Manchester Business School, University of Manchester in the United Kingdom.
      Líbano Miranda Barroso, Chief Financial Officer. Mr. Barroso has been our chief financial officer since May 2004 and was appointed by the Investment Funds in accordance with the shareholders’ agreement. Mr. Barroso held executive positions at major financial institutions, including Banco Nacional S.A., Banco Real S.A., and Banco Safra S.A. He was also Executive Officer at Companhia de Concessões Rodoviárias. Mr. Barroso holds a degree in Economics, an Executive MBA in Finance from IBMEC Business School, and a post-graduate degree in business law from Getúlio Vargas Foundation (Fundação Getúlio Vargas, or FGV).
      José Wagner Ferreira, Commercial and Marketing Officer. Mr. Ferreira has been our commercial and marketing officer since September 2001 and was appointed by TEP in accordance with the shareholders’ agreement. He joined us in 1999 and has been working in the air transport industry since 1973. He currently holds an executive position at TAM Linhas Aéreas. Mr. Ferreira has a degree in Business Administration and a post-graduate degree in Systems Analysis.
      Ruy Antônio Mendes Amparo, Technical Operations Officer. Mr. Amparo has been our technical operations officer since November 1997 and was appointed by TEP in accordance with the shareholders’ agreement. He joined us in 1989 and has held various executive and administrative positions since then, including manager of aircraft maintenance, currently holding an executive position at TAM Linhas Aéreas. Before joining us, he was an aero-elasticity engineer at Embraer and at Aermacchi, and an aerodynamics engineer at Embraer and Órbita Sistemas Aeroespaciais. He is currently an executive director at TAM Linhas Aéreas. Mr. Amparo has a degree in Aeronautical Engineering from the Institute of Aeronautical Technology (ITA — São Paulo) and a post-graduate degree in aeronautics and aerodynamics from the same institution.
      Gelson Pizzirani, Network, Fleet and Revenue Administration Officer. Mr. Pizzirani has been our Network, Fleet and Revenue Administration officer since November 2002 and was appointed by TEP in accordance with the shareholders’ agreement. Before joining us, he held management positions at a number of computer companies. Mr. Pizzirani currently holds executive positions in TAM Linhas Aéreas. Mr. Pizzirani has a degree in Mathematics from the Universidade de Santo André and a post-graduate degree in Strategic Management of Information Technology from the FGV.
Fiscal Council
      According to Brazilian corporation law, each company’s fiscal council must be an independent body that is separate from the company’s management and external auditors (and may or may not be permanent). The fiscal council is installed to act during a given year at the request of shareholders representing at least 10% of the voting shares or 5% percent of non-voting shares. The fiscal council’s principal function is to oversee the activities of management and to examine and provide its opinion in regard to the financial statements and certain proposals of management submitted to shareholders’ meetings.
      Brazilian corporation law provides that persons elected to the fiscal council must be individuals residing in Brazil, with a college degree or at least three years’ experience as a business manager or fiscal council member. The following persons may not be elected to a Fiscal Council (i) persons disqualified by a special law or convicted of bankruptcy fraud, embezzlement, bribery, or crimes against public economic order, public faith, property or a criminal penalty that prohibits, even if temporarily, access to public positions, (ii) members of the management and employees of the company or its subsidiaries, and (iii) the spouse or relative three times removed of any member of the company’s management. Brazilian corporation law also provides that members of the fiscal council must receive compensation equal to at least 10% of the average amount paid to our executive officers.
      Brazilian corporation law requires that the fiscal council be made up of at least three and no more than five members and their respective alternates. Our by-laws provide that our fiscal council must be non-permanent in nature and that it be installed by a shareholders’ meeting. Our fiscal council, when active, must be made up of five members plus their respective alternates.

      Our fiscal council was established on January 11, 2006. The members of our fiscal council are:

Name	Date of Election

Antonio Fernando Siqueira Rodrigues	01/11/06

Edvaldo Massao Murakami	01/11/06

Nilton Maia Sampaio	01/11/06

Pedro Wagner Pereira Coelho	01/11/06

Márcio Mancini	01/11/06
      The appointment of each member of our fiscal council will end on the date that our 2007 annual shareholders’ meeting takes place. Summary of biographical information for each member of our fiscal council is set out below:
      Antonio Fernando Siqueira Rodrigues. Mr. Siqueira Rodrigues has been a member of our fiscal council since January 2006. He has a bachelor’s degree in law at USP. Mr. Siqueira Rodrigues is currently the general council of Grupo Mapfre Seguros e Previdência, a member of the board of directors of Mapfre Nossa Caixa Vida e Previdência S.A. and a member of the board of executive officers of Mapfre Distribuidora de Títulos e Valores Mobiliários S.A. Mr. Siqueira Rodrigues previously worked for Grupo Mercantil Finasa, Sistema Financeiro Bandeirantes, Grupo Itamarati, EBT Executivos Associados and BPA Participações e Administração — Consultor.
      Edvaldo Massao Murakami. Mr. Murakami has been a member of our fiscal council since January 2006. He has a bachelor’s degree in accounting. Mr. Murakami previously worked for Banco Auxiliar S.A., Banco Itaú S.A., Banco Royal do Canadá (Brasil) S.A., Banco Iochpe S.A., Banco Itamarati S.A., Banco Inter American Express S.A. and Banco VR S.A.
      Nilton Maia Sampaio. Mr. Sampaio has been a member of our fiscal council since January 2006. He has a bachelor’s degree in accounting and has taken extension courses in financial, accounting and business administration. Mr. Sampaio is currently in the process of obtaining a master’s degree in accounting. Mr. Sampaio previously worked for COMGÁS — Companhia de Gás de São Paulo, CESP — Companhia de Energética de São Paulo, Concessionária Rota 116 S.A., Concessionária de Rodovias TEBE S.A. and Prefeitura Municipal de Campo Grande — M.S.
      Pedro Wagner Pereira Coelho. Mr. Coelho has been a member of our fiscal council since January 2006. He has a bachelor’s degree in accounting and business administration. Mr. Coelho is currently a member of the fiscal councils of Telemar Participações S.A., Tele Norte Leste Participações S.A., Telemar Norte Leste S.A., Lojas Americanas S.A. and Empresa Energética de Mato Grosso do Sul — ENERSUL. Mr. Coelho previously worked for Price Waterhouse Auditores Independetes.
      Márcio Mancini. Mr. Mancini has been a member of our fiscal council since January 2006. He has a bachelor’s degree in business administration. Mr. Mancini is currently a member of the fiscal councils of Lojas Americanas S.A., COMGÁS — Companhia de Gás de São Paulo and AES Tietê S.A. Mr. Mancini previously worked for AES Sul Distribuidora Gaúcha de Energia, Hedging Griffo Asset Management and BMS Partners Serviços Financeiros.
      In addition, pursuant to our shareholders’ agreement, at any shareholders’ meeting where the agenda contains matters related to the election and appointment of members of our fiscal council, the parties to our shareholders’ agreement have agreed to vote in such a way as to ensure that the fiscal council will be made up of (i) three members elected by TEP, and (ii) up to two members elected by the Investment Funds (and that, in the event that any other minority shareholders have the ability to elect the one member, the Investment Funds have the guaranteed right to elect the other member).
Swearing-In of Members of Our Board of Directors, Board of Executive Officers and Fiscal Council
      The members of our board of directors, board of executive officers and fiscal council (i) will take office upon signing the respective term drawn up in the proper book, which is itself conditional on them signing BOVESPA’s agreement in respect of companies listed on the Level 2 segment of BOVESPA, and

(ii) must notify BOVESPA, immediately after they are sworn-in, as to how many securities issued by us they own (directly or indirectly) and the characteristics of such securities (including derivatives).
Compensation
      Brazilian corporation law and our by-laws provide that our shareholders are responsible for setting the total compensation to be paid every year to our board of directors and board of executive officers. Only if the shareholders set a global figure for the total compensation to be paid, is the board of directors then solely responsible for distributing that compensation individually, in accordance with the terms of our by-laws.
      In the year ended December 31, 2005, total compensation (including cash and in-kind benefits) paid to the members of our board of directors and to our executive officers was approximately R$454,000 and R$21.6 million, respectively. For the year ended December 31, 2006, our shareholders authorized the payment of a total of up to R$1,200,000 to the members of our board of directors.
Share Purchase Option Plan
      We have implemented a preferred share purchase option plan for our and our controlled companies officers and employees, as approved at our shareholders’ meeting held on September 29, 2005. On December 21, 2005, our board of directors approved the names of participants in our share purchase option plan (each being one of our employees or an employee of one of our controlled companies) and granted a total of 715,252 options number of shares to be granted to each such participant. We are expecting to enter into the relevant to such participants. The share purchase options will be granted on annual basis in accordance with our board of directors’ resolution as long as the maximum amount of 2% of dilution of the participation of current shareholders is not exceeded and certain annual value-added goals are reached. The strike price will correspond to 80% of the average of the market price of our shares in the preceding month of the granting, as adjusted for inflation. Exceptionally for the first granting, the strike price will be R$14.40, as adjusted for inflation. The participants of our share purchase option plan may exercise their options within seven years as of the date of the relevant granting. The vesting term will last five years and will be composed by three annual installments, respectively due on the third, fourth and fifth year. Our share purchase option plan will be effective for five years from September 29, 2005.
Share Ownership
      The following table sets forth the class, number and percentage of shares held by our directors at the date of this prospectus:

	Number of	Number of
	Common	Preferred
Name	Shares Held	Shares Held

Noemy Almeida Oliveira Amaro	1	14,585

Maria Cláudia Oliveira Amaro Demenato	1	706,765

Maurício Rolim Amaro	1	706,765

Henri Philippe Reichstul	1	—

Luiz Antônio Corrêa Nunes Viana Oliveira	1	—

Adalberto de Moraes Schettert	—	1

Roger Ian Wright	—	1
      Of our executive officers, at the date of this prospectus José Wagner Ferreira and Gelson Pizzirani each held 11,111 preferred shares.

PRINCIPAL AND SELLING SHAREHOLDERS
Share Ownership
      The following table shows the shareholdings of each shareholder holding 5% or more of our common or preferred shares and of the members of our board of directors and our board of executive officers, both before and after the completion of this offering (without the exercise of the over-allotment option):

	Shares Beneficially Owned			Shares Beneficially Owned
	Prior to Offering		Number of	After Offering
			Shares Being
Shareholders	Number	Percent	Offered	Number	Percent

Common Shares

TAM — Empreendimentos e Participações S.A.(1)	58,180,632	97.30%	0	58,180,632	97.30%

Aerosystem S.A. Empreendimentos e Participações(2)	1,515,656	2.53%	0	1,515,656	2.53%

Agropecuária Nova Fronteira Ltda. (3)	79,516	0.13%	0	79,516	0.13%

Brazilian Equity Investments III LLC(4)	1	0%	0	1	0%

Brazilian Equity LLC	1	0%	0	1	0%

Latin America Capital Partners PIV LLC(5)	1	0%	0	1	0%

Brasil Private Equity Fundo de Investimento em Participações(6)	1	0%	0	1	0%

Latin America Capital Partners II LLC(7)	1	0%	0	1	0%

Marcos Adolfo Tadeu Senamo Amaro	0	0%	0	0	0%

João Francisco Amaro	0	0%	0	0	0%

Minority Shareholders	19,030	0.03%	0	19,030	0.03%

Noemy Almeida Oliveira Amaro	1	0%	0	1	0%

Maria Cláudia Oliveira Amaro Demenato	1	0%	0	1	0%

Maurício Rolim Amaro	1	0%	0	1	0%

Henri Philippe Reichstul	1	0%	0	1	0%

Luiz Antônio Corrêa Nunes Viana Oliveira	1	0%	0	1	0%

Waldemar Verdi Júnior	1	0%	0	1	0%

Adalberto de Moraes Schettert	0	0%	0	0	0%

Roger Ian Wright	0	0%	0	0	0%

Treasury shares	0	0%	0	0	0%

Total	59,794,845	100.00%	0	59,794,845	100.00%
Preferred Shares

TAM — Empreendimentos e Participações S.A.(1)	20,454,655	24.27%	0	20,454,655	22.91%

Aerosystem S.A. Empreendimentos e Participações(2)	2,703,984	3.21%	630,103	2,073,881	2.32%

Agropecuária Nova Fronteira Ltda. (3)	0	0%	0	0	0%

Brazilian Equity Investments III LLC(4)	3,804,611	4.52%	3,804,611	0	0%

	Shares Beneficially Owned			Shares Beneficially Owned
	Prior to Offering		Number of	After Offering
			Shares Being
Shareholders	Number	Percent	Offered	Number	Percent

Brazilian Equity LLC(8)	1,005,795	1.19%	1,005,795	0	0%

Latin America Capital Partners PIV LLC(5)	1,156,610	1.37%	1,156,610	0	0%

Brasil Private Equity Fundo de Investimento em Participações(6)	17,604,804	20.90%	17,604,804	0	0%

Latin America Capital Partners II LLC(7)	4,546,278	5.40%	4,546,278	0	0%

Marcos Adolfo Tadeu Senamo Amaro	285,627	0.34%	285,627	0	0%

João Francisco Amaro	156,155	0.18%	156,155	0	0%

Minority shareholders	31,095,759	36.90%	0	66,713,857	74.74%

Noemy Almeida Oliveira Amaro	14,585	0.02%	14,585	0	0%

Maria Cláudia Oliveira Amaro Demenato	706,765	0.84%	706,765	0	0%

Maurício Rolim Amaro	706,765	0.84%	706,765	0	0%

Henri Philippe Reichstul	0	0%	0	0	0%

Luiz Antônio Corrêa Nunes Viana Oliveira	0	0%	0	0	0%

Waldemar Verdi Júnior	0	0%	0	0	0%

Adalberto de Moraes Schettert	1	0%	0	1	0%

Roger Ian Wright	1	0%	0	1	0%

Jose Wagner Ferreira	11,111	0.01%	0	11,111	0.01%

Gelson Pizzirani	11,111	0.01%	0	11,111	0.01%

Treasury shares	0	0%	0	0	0%

Total	84,264,617	100.00%	30,618,098	89,264,617	100.00%

(1)	TAM — Empreendimentos e Participações S.A., is owned by the Amaro family and has its principal offices at Avenida Monsenhor Antonio Pepe, 331, São Paulo, SP, Brazil. Noemy Almeida Oliveiro Amaro whose business address is at Avenida Monsenhor Antonio Pepe, 331, São Paulo, SP, Brazil; Maria Claudia Oliveira Amaro Demenato whose business address is at Avenida Monsenhor Antonio Pepe, 331, São Paulo, SP, Brazil; Maurcio Rolim Amaro whose business address is at Avenida Monsenhor Antonio Pepe, 331, São Paulo, SP, Brazil; Marcos Adolfo Tadeu Senamo Amaro whose business address is at Rua Silvio Tramontano, 231, house 15, São Paulo, SP, Brazil; and João Francisco Amaro whose business address is at Avenida Monsenhor Antonio Pepe, 387, São Paulo, SP, Brazil own all of the shares in the company and exercise all of the voting rights and investment power.

(2)	Aerosystem S.A. Empreendimentos e Participações is owned by the Amaro family and has its principal offices at Ava Monsenhor Antônio Pepe, No. 94, São Paulo, SP, Brazil. Noemy Almeida Oliveiro Amaro whose business address is at Avenida Monsenhor Antonio Pepe, 331, São Paulo, SP, Brazil; Maria Claudia Oliveira Amaro Demenato whose business address is at Avenida Monsenhor Antonio Pepe, 331, São Paulo, SP, Brazil; Maurcio Rolim Amaro whose business address is at Avenida Monsenhor Antonio Pepe, 331, São Paulo, SP, Brazil; Marcos Adolfo Tadeu Senamo Amaro whose business address is at Rua Silvio Tramontano, 231, house 15, São Paulo, SP, Brazil; and João Francisco Amaro whose business address is at Avenida Monsenhor Antonio Pepe, 387, São Paulo, SP, Brazil own all of the shares in the company and exercise all of the voting rights and investment power.

(3)	Agropecuária Nova Fronteira Ltda. is owned by the Amaro family and has it principal offices at Fazenda Jaguarundy, Rodovia BR 463-KM 109, Ponta Porá, Mato Grosso do Sul, Brazil. Noemy Almeida Oliveiro Amaro whose business address is at Avenida Monsenhor Antonio Pepe, 331, São Paulo, SP, Brazil; Maria Claudia Oliveira Amaro Demenato whose business address is at Avenida

Monsenhor Antonio Pepe, 331, São Paulo, SP, Brazil; Maurcio Rolim Amaro whose business address is at Avenida Monsenhor Antonio Pepe, 331, São Paulo, SP, Brazil; Marcos Adolfo Tadeu Senamo Amaro whose business address is at Rua Silvio Tramontano, 231, house 15, São Paulo, SP, Brazil; and João Francisco Amaro whose business address is at Avenida Monsenhor Antonio Pepe, 387, São Paulo, SP, Brazil own all of the shares in the company and exercise all of the voting rights and investment power.

(4)	Brazilian Equity Investments III LLC is a limited liability company organised under the laws of the State of Delaware, and has its principal offices c/o The Corporation Trust Company, Orange Street, 1209, Wilmington, New Castle, Delaware, 19801. Brazilian Equity Investments III LLC is co-managed by Credit Suisse Investment Bank (Bahamas) Limited (Credit Suisse Bahamas) and Bassini Playfair Wright Advisors Inc. Voting power over investments, divestments and other strategic matters is exercised by the investment committee of Brazilian Equity Investments III Ltd. (which is the sole shareholder of Brazilian Equity Investments III LLC). Brazilian Equity Investments III Ltd.’s investment committee is made up of the following four persons: Mauro Bergstein and Nilson Teixeira (who were appointed by Credit Suisse Bahamas) and Emilio Bassini and Piers Playfair (who were appointed by Bassini Playfair Wright LLC).

(5)	Latin America Capital Partners PIV LLC is a limited liability company organised under the laws of the State of Delaware, and has its principal offices at 1209 Orange Street, Wilmington, Delaware 19801. Latin America Capital Partners PIV LLC is managed by Bassini Playfair Wright Advisors Inc. Voting power over investments, divestments and other strategic matters is exercised by Emilio Bassini, Piers Playfair and Roger Wright.

(6)	Brasil Private Equity Fundo de Investimento em Participações is a private equity fund incorporated in Brasil managed by Credit Suisse (Brasil) Distribuidora de Títulos e Valores Mobiliários S.A. (Credit Suisse DTVM), and has its principal offices at Avenida Brigadeiro Faria Lima, 3064, 13th Floor, São Paulo, SP, Brazil. Brasil Private Equity Fundo de Investimento em Participações is managed by Credit Suisse DTVM. Voting power over investments, divestments and other strategic matters is exercised by Brasil Private Equity Fundo de Investimento Participações’ investment committee, which is made up of the following five persons: Antonio Carlos Quintella, Mauro Bergstein and Teodoro Lima (who were appointed by Credit Suisse DTVM) and Roberto Bulhões Pedreira and Gustavo Pinheiro Gonçalves (who were appointed by BNDES and Fundação Petrobras de Seguridade Social — PETROS (a pension fund for employees of Petróleo Brasileiro — PETROBRAS), respectively).

(7)	Latin America Capital Partners II LLC is a limited liability company organised under the laws of the State of Delaware, and has its principal offices at 1209 Orange Street, Wilmington, Delaware, 19801. Latin America Capital Partners II LLC is managed by Bassini Playfair Wright Advisors Inc. Voting power over investments, divestments and other strategic matters is exercised by Emilio Bassini, Piers Playfair and Roger Wright.

(8)	Brazilian Equity LLC is a limited liability company organized under the laws of the State of Delaware, and has its principal offices c/o The Corporation Trust Company, Orange Street, 1209, Wilmington, New Castle, Delaware, 19801. Brazilian Equity LLC is co-managed by Credit Suisse Bahamas and Bassini Playfair Wright Advisors, Inc. Voting power over managed investments, divestments and other strategic matters is exercised by the investment committee of Brazilian Equity Ltd. (which is the sole shareholder of Brazilian Equity LLC). Brazilian Equity Ltd.’s investment committee is made up of the following four persons: Mauro Bergstein and Nilson Teixeira (who were appointed by Credit Suisse Bahamas) and Emilio Bassini and Piers Playfair (who were appointed by Bassini Playfair Wright LLC).
Material Relationships between us and our Selling Shareholders.
      Noemy Almeida Oliveiro Amaro, Maria Claudia Oliveira Amaro Demenato, Maurício Rolim Amaro, Marcos Adolfo Tadeu Senamo Amaro and João Francisco Amaro collectively own 100% of the shares in TEP, Aerosystem and Nova Fronteira which together own 99.97% of our common shares and have the right, pursuant to our shareholders agreement, to appoint six members of our board of directors and three members of our board of executive officers (four if our board of executive officers is comprised of six members). In the event that the other minority shareholders are entitled to appoint a member of our board of directors, then TEP and Aerosystem will only have the right to appoint five members.
      Aerosystem is a holding company owned by the Amaro family, and pursuant to the terms of the Shareholders’ Agreement has the right, in conjunction with TEP to appoint six members of our board of directors.
      Brasil Private Equity Fundo de Investimento em Participações; Brazilian Equity Investments III LLC; Brazilian Equity LLC; Latin America Capital Partners II LLC; and Latin America Capital Partners PIV LLC, constitute the Investment funds and have the right, pursuant to our shareholders agreement, to appoint two members of our board of directors, and the right to nominate, through such directors, the chief financial officer (subject to a right of veto accorded to the other directors).
      Brasil Private Equity Fundo de Investimento em Participações and Latin America Capital Partners II LLC are both five percent holders of our preferred shares and are beneficially owned by a large number of natural or legal persons, none of whom owns more than 20% of the shares, or can exercise more than 20% of the voting rights relating to ordinary-course corporate approvals in respect thereof. The shareholders of these entities do not have voting rights in respect of investment decisions.
Shareholders’ Agreement
      On November 28, 1997, TEP and Aerosystem entered into a shareholders’ agreement with the Investment Funds as amended and restated on November 20, 2002 and on May 16, 2005. TAM S.A., Credit Suisse (Brasil) Distribuidora de Títulos e Valores Mobiliários S.A. and Credit Suisse Investment Bank (Bahamas) Limited are intervening parties to the shareholders’ agreement.
      Pursuant to the terms of the shareholders’ agreement, TEP and Aerosystem, on one hand, and the Investment Funds, on the other hand, will vote at all shareholders’ meetings in such a way as to ensure that our board of directors will always include six members appointed by TEP and Aerosystem (including the president and vice-president of our board of directors) and two members appointed by the Investment Funds. In the event that other minority shareholders are entitled to appoint a member of our board of directors, then TEP and Aerosystem will only have the right to appoint five members.
      The shareholders’ agreement also provides that the parties will recommend to those members of our board of directors they have appointed that, in any election for members of the board of executive officers, they will vote in such a way as to ensure that (i) (x) three executive officers will be elected by the members of our board of directors elected by TEP and Aerosystem (in the event the board of executive officers is made up of a total of four to five members), or (y) four executive officers will be elected by members of our board of directors elected by TEP and Aerosystem (in the event the board of executive officers is made up of a total of six members, including in any case the chairman of the board of executive officers), and that the members of our board of directors elected by the Investment Funds will have the right to veto in respect of the election of the chairman of the board of executive officers, and (ii) a person designated by the members of our board of directors elected by the Investment Funds will be elected as chief financial officer, and that the members of our board of directors elected by TEP and Aerosystem will a the right of veto in respect of such election.
      At any shareholders’ meeting where the agenda contains matters related to the election and appointment of members of our fiscal council, the parties to our shareholders’ agreement have agreed to vote in such a way as to ensure that the fiscal council will be made up of (i) three members elected by TEP and Aerosystem, and (ii) up to two members elected by the Investment Funds (and that, in the event that any other minority shareholders have the ability to elect the one member, the Investment Funds have the guaranteed right to elect the other member).
      The approval of certain matters at the shareholders’ meetings will require the affirmative vote of both TEP and Aerosystem, on one hand, and the Investment Funds, on the other hand. Resolutions of the board of directors will be passed by the affirmative vote of at least five members, except for certain matters which will also require the affirmative vote of at least two members designated by TEP and Aerosystem and at least one member designated by the Investment Funds.
      The shareholders that are party to the shareholders’ agreement have pre-emption rights for sales of preferred shares to third parties. The shareholders’ agreement also grants the Investment Funds the right of tag-along sale in any eventual sales of common shares that would represent a sale of control of us by TEP and Aerosystem to third parties. The shareholders’ agreement also prevents the Investment Funds from selling their common shares in our capital stock to third parties. The Investment Funds also have the right to effect a drag-along sale in the event they sell shares representing more than 2% of our non-voting stock, in the proportion of one TEP and/or Aerosystem share for each share sold by the Investment Funds, up to a maximum of 10% of the shares held by TEP and/or Aerosystem. In addition, TEP and/or Aerosystem may only request a conversion of their respective common shares into preferred shares in accordance with our by-laws after January 2007. The shares to be distributed in the secondary offering will not be subject to the shareholders’ agreement.
      In addition, the shareholders’ agreement also provides for a mechanism to resolve any deadlocks. A deadlock will be deemed to have occurred in the event (i) the shareholders or, as the case may be, the board of directors fail to make a decision at three consecutive shareholders’ meetings or board of directors’ meetings in relation to matters that, according to the terms of the relevant shareholders’ or board meeting, require a joint decision, (ii) there is no quorum during three consecutive meetings of the board of directors because of a failure by the members elected by the same shareholder to be present, or (iii) any specific business plan is not approved during three years within any five-year period. In the event of a deadlock, the shareholders’ agreement provides that the shareholder responsible for causing the deadlock has the right to sell all its shares to the other shareholders, who in turn have the right to purchase all of the other shareholders’ shares or sell all of their shares under the same terms and conditions.
      Our shareholders’ agreement terminates on November 28, 2007. However, in the event we fail to make a public offer of depositary receipts representing our preferred shares in the United States for a minimum amount of US$50.0 million, the term of our shareholders’ agreement shall be automatically extended to November 28, 2008. Additionally, our shareholders’ agreement shall terminate in the event the Investment Funds own, in the aggregate, less than 10% of our capital stock.

TRANSACTIONS WITH RELATED PARTIES
      We believe that all of the relevant transactions we entered into with the related parties described below were performed on terms that reflected the market rate for such transactions.
License For Use of Trademark
      TAM Marília owned the “TAM” trademark from its incorporation until September 2004 when TAM Marília underwent a spin-off which resulted in the creation of TAM Milor. The TAM trademark (and other trademarks related thereto) were transferred to TAM Milor. Both TAM Marília and TAM Milor are companies controlled by the Amaro Family. Until March 10, 2005, the relationship we and our subsidiaries TAM Viagens and TAM Mercosur had with TAM Milor did not provide for any compensation for our use of TAM trademark and was subject to revision at any time. In order to protect the use of the TAM trademark on an appropriate legal and commercial basis, on March 10, 2005, TAM S.A., TAM Milor, TAM Linhas Aéreas, TAM Viagens and TAM Mercosur entered into a License for Use of Trademark Agreement, pursuant to which TAM Milor granted the other parties a license to use the “TAM” trademark in exchange for a monthly compensation or royalty payment. The terms of this agreement provide that it may be terminated in the event of (i) bankruptcy, judicial composition with creditors or winding-up of either party, (ii) one party failing to comply with any of its obligations and failing to remedy such non-compliance within 15 days of receiving notice of such non-compliance, or (iii) we and/or our subsidiaries TAM Viagens and TAM Mercosur utilizing the TAM trademark in a manner other than that set forth in the agreement. The current expense we and our subsidiaries TAM Viagens and TAM Mercosur record on a monthly basis for the use of the trademark is R$1.3 million. This amount is adjusted annually by reference to the IGP-M. This agreement is effective until December 9, 2011, following which, provided that TAM Linhas Aéreas’ concession is itself renewed, the license to use the trademark will automatically be renewed for an equivalent period. The recording of the transfer of ownership of TAM trademarks from TAM Marília to TAM Milor and the License for Use of Trademark Agreement are currently in the process of review and registration, respectively, with the INPI. The intention of recording both the transfer and the registration of the License for Use of Trademark Agreement before the INPI is to provide third parties with notice of the existence of such rights.
      The license for use was granted exclusively in relation to the classes of the activities we currently perform. TAM Milor may grant a license to use the TAM trademark to other parties for different activities that do not involve the scheduled transportation of passengers. In addition, the agreement does not impose any limitation on the right of TAM Milor to dispose of or pledge the trademarks subject to the agreement to third parties and TAM Milor may enter into such transactions without our prior knowledge or consent. In addition, the terms of the License for Use of Trademark Agreement grant us an exclusive license for the use of the TAM trademark as a symbol for securities traded on stock exchanges.
Service Agreement — TAM Marília
      In September 2002, we entered into a service agreement with TAM Marília for the sharing of our general management activities, relating mainly to human resources, purchasing and procurement and information technology systems. Pursuant to the terms of this service agreement, we received payments from TAM Marília in the amounts of R$1.6 million during the last quarters of 2005 and R$2.1 million during the year of 2004.

DESCRIPTION OF OUR CAPITAL STOCK
      We set forth below a brief summary of certain significant provisions of our by-laws, Brazilian corporation law and the rules and regulations of the CVM. Because this is a summary, it may not contain all information which is important to you. Accordingly, this description is qualified entirely by references to our by-laws and Brazilian corporation law.
      In addition, holders of our preferred shares will be entitled to all shareholders’ rights provided to shareholders of companies listed on the Level 2 segment of BOVESPA. For a summary description of these shareholder rights, see “BOVESPA’s Differentiated Corporate Governance Practices.”
General
      Our corporate name is TAM S.A. and our head office is located in the city of São Paulo, state of São Paulo, Brazil. We were registered with the Board of Trade of the state of São Paulo under NIRE number 35,300,150,007 and were registered with the CVM as a public stock corporation under number 01639-0 since 1997.
      At the date of this prospectus our total capital is R$153,909,444.21, represented by 59,794,845 common shares and 84,264,617 preferred shares. All of our shares are registered with no par value and are indivisible. Our entire capital stock is fully paid-up. We currently do not hold any treasury shares. Following the completion of the offering contemplated herein (assuming full exercise of the over-allotment options), we will have a total capital of R$208,479,671.82, represented by 154,402,176 shares, of which 59,794,845 will be common shares and 94,607,331 will be preferred shares.

Corporate purpose
      Pursuant to article 3 of our by-laws, our corporate purposes are the participation (as either a shareholder or quotaholder) in companies engaged in scheduled air transportation services or related activities (including TAM Linhas Aéreas). Our by-laws provide that any sale of more than 50% of our holding of voting capital in TAM Linhas Aéreas to a third party is considered a change in corporate purpose and, accordingly, would allow shareholders to exercise their right to withdraw their shareholdings and receive in consideration the economic value of their shares, subject to the provisions of our by-laws and the Brazilian corporation law. See “— Reimbursement and right of withdrawal.”

Rights of our common and preferred shares
      Each of our common shares gives the holder the right to vote on decisions of our shareholders’ meetings. Pursuant to article 8, paragraph 2, of our by-laws, our shareholders will be entitled to convert, in accordance with applicable law, their paid-up common shares into preferred shares, at the proportion of one preferred share per common share. Our preferred shares carry no right to vote on decisions of the shareholders’ meetings, except (as long as we are listed on the Level 2 segment of BOVESPA) with regard to certain matters. See “— Voting Rights.”
      Our preferred shares shall have the following advantages as compared to our common shares:

•	priority in the reimbursement of capital, without premium, in the event of our liquidation; and

•	the right to be included in public offerings derived from the transfer of our control, at the same price paid per each common share of the controlling block.

Reimbursement and right of withdrawal
      For purposes of the right of withdrawal, Brazilian corporation law provides that a dissident shareholder includes not only shareholders who vote against a specific resolution, but also those that have abstained from voting or failed to appear at the shareholders’ meeting. Brazilian corporation law provides that a dissident shareholder or shareholder with no voting rights has the right to withdraw from shareholding in a company upon receiving full reimbursement for all shares held in the event that the first invitation published for attending such shareholders’ meeting is made (by a qualified quorum of shareholders representing at least 50% of the shares with the right to vote) to approve any of the following matters:

•	create preferred shares or increase an already existing class of preferred shares, without maintaining the same proportion in relation to the other classes of shares, unless already provided or authorized in the by-laws;

•	alter the preference, privilege, or conditions for redemption or amortization granted to one or more classes of preferred classes, or create a new class of shares with greater privileges than the existing classes of preferred shares;

•	reduce the mandatory dividend;

•	consolidate or merge with another company, including one of our controlling companies;

•	participate in a group of companies;

•	change of corporate purpose;

•	transfer all shares to another company or receive shares in another company in such a way as to make the company whose shares were transferred a wholly-owned subsidiary of the merged company;

•	perform a spin-off that results in (i) a change in the company’s corporate purpose (unless the company’s assets and liabilities are transferred to a company that has substantially the same corporate purpose), (ii) a reduction in the compulsory dividend, or (iii) participation in a group of companies, as defined in Brazilian corporation law; or

•	acquire control of another company for a price that exceeds the limits provided in Brazilian corporation law (and subject to the conditions set forth in Brazilian corporation law).
      In the case of the first two items set out above, only the holders of shares adversely affected may exercise the right of withdrawal.
      Whenever a company resulting from the consolidation, merger of shares, or spin-off of a public stock corporation fails to obtain registration as a public stock corporation (and, if applicable, fails to obtain registration of its shares for trading on the stock exchange within 120 days of the date of the shareholders meeting that approved that decision), the dissident shareholders or shareholders without voting rights may also exercise the right of withdrawal.
      In the event that our shareholders approve any resolution for us to (i) consolidate or merge with another company, (ii) transfer all our shares to another company so as to transform our company into a wholly-owned subsidiary of that company, or (iii) become part of a group of companies, the right of withdrawal may be exercised only if our shares fail to satisfy certain liquidity tests at the time of the shareholders’ meeting.
      The right of withdrawal expires 30 days after publication of the minutes of the shareholders’ meeting which approved any of the matters set out above. In the case of the first two items above, the decision taken at the shareholders’ meeting only becomes legally effective upon confirmation by shareholders holding preferred shares, which must be obtained at a special shareholders’ meeting held within one year. In such cases, the 30 day deadline begins on the date of publication of the minutes of the special shareholders meeting. In the event that any redemption of shares held by dissident shareholders would potentially be prejudicial to our financial stability, we would have ten days following the expiration of that 30 day deadline to reconsider the resolution that caused the exercise of the right of withdrawal.
      Brazilian corporation law also provides that the value of any shares to be withdrawn by dissident shareholders, or shareholders with no voting rights who have exercised the right to withdraw, shall be valued in an amount greater than the portion of our net worth attributed to those shares, as demonstrated by reference to our assets in the latest balance sheet approved at a shareholders meeting (in the event that more than 60 days have passed since the date of that balance sheet, the dissident shareholders have the right to request that the value of their shares be calculated by reference to our assets on our most recent balance sheet).
      The change in the rights and benefits of our preferred shares was discussed at an extraordinary general shareholders’ meeting held on May 16, 2005. Those shareholders holding preferred shares who did not vote, were not present or who voted against the change in rights and benefits of our preferred shares at such meeting, in accordance with Brazilian corporation law, were entitled to withdraw their shareholdings within 30 days of the date of publication of the minutes of such meeting and receive R$3.1093 per preferred share in respect of such withdrawal.
      The sale of more than 50% of our common stake in TAM Linhas Aéreas to a third party would be considered a change in our corporate purpose and would give our shareholders the right (subject to Brazilian corporation law and our by-laws) to withdraw their shareholdings and receive the economic value of their shares.

Increases in capital and preemptive rights
      Each shareholder has preemptive right in respect of any issuance of new shares we conduct for the purpose of increasing our capital (as well as in respect of subscribing to debentures convertible to shares and warrants). The extent of the preemptive right is in direct proportion to the equity interest held by the shareholder and may be exercised at least 30 days after the publication of the notice of capital increase. In the case of an increase of equal proportion in the number of shares of all existing types and classes, each shareholder may exercise the preemptive right only over the same type and class of shares already held. In the event that the shares to be issued are of existing types and classes but the exercise of the preemptive right would result in a change in the respective proportions of our capital stock, the preemptive right may only be exercised over the types and classes identical to those already held by the shareholders and may only extend to any other shares in the event that these are insufficient to assure the shareholders the same proportion in our capital stock they had prior to the increase in capital. In the event that there is an issuance of shares of types and classes different from those already existing, each shareholder may exercise their preemptive rights (in proportion to the same number of shares already held) over the shares of all types and classes in the capital increase.
      Our by-laws provide that, in accordance with Brazilian corporation law and criteria set forth by our board of directors, preemptive rights may be excluded, or the deadline for exercise may be brought forward, in respect of any issuance of shares, subscription bonuses, debentures or other securities convertible to shares where such issuance is placed (a) via sale on the stock exchange or public subscription, or (b) in exchange for shares in a public offering of control acquisition, in accordance with applicable laws. In addition, Brazilian corporation law provides that granting an option to purchase shares in relation to certain plans is not subject to preemptive rights.

Shareholders’ meetings
      Our board of directors is the competent body for calling our shareholders’ meetings. Notice of our shareholders’ meetings must be published at least three times in the Diário Oficial do Estado, the official newspaper of the state where our headquarters are located and another newspaper in general circulation, currently Valor Econômico and Gazeta Mercantil. Our shareholders’ meetings take place in our headquarters, in the city of São Paulo, in the State of São Paulo. Shareholders attending a shareholders’ meeting must produce proof of their status as shareholders and proof that they hold the shares entitling them to vote.

Voting rights
      Each common share grants the holder the right to one vote at shareholders’ meetings.
      Our preferred shares do not grant their holders general voting rights except, for so long as we are listed on the Level 2 segment of BOVESPA, in relation to the following matters:

•	any direct conversion, consolidation, spin-off or merger of TAM;

•	agreements between us and our controlling shareholder(s), as well as other companies in which our controlling shareholder(s) have an interest, so long as such matters have been approved in a general shareholders’ meeting to the extent required by law or statue;

•	the evaluation of assets in relation to any capital increase;

•	the appointment of any company specializing in evaluating the economic value of our shares in case of a mandatory tender offer launched by us or by our controlling shareholders if we elect to go private or if we elect to cease to follow the requirements of BOVESPA’s Level 2 regulation;

•	any change in our corporate purpose; and

•	any change in, or the revocation of, provisions of our by-laws resulting in any violation of certain requirements of BOVESPA’s Level 2 regulation. See “BOVESPA’s differentiated corporate governance practices.”
      Brazilian corporation law provides that shares with no voting rights or restricted voting rights (which would include our preferred shares) must now carry unrestricted voting rights in the event we should fail to distribute, for three consecutive years, any fixed or minimum dividends granted by these shares until such time as the respective distribution is completed. As a result of the fact that our by-laws do not provide for any fixed or minimum dividend, such unrestricted voting rights do not apply to our preferred shares.
      Brazilian corporation law also provides that any change in the rights of preferred shareholders, or any creation of a class of shares with priority over the preferred shares must be approved by the owners of our common shares at a shareholders’ meeting. Any such approval will only become legally effective upon approval by the majority of our preferred shareholders at a special shareholders’ meeting, at which preferred shareholders vote as a special class of shareholder.
      Brazilian corporation law grants the right to elect members of our board of directors (and alternates) at general shareholders’ meetings to the holders of (i) preferred shares with no voting rights (or with restricted voting rights) representing at least 10% of the total capital, and (ii) common shares that are not part of the controlling group, representing at least 15% of the total voting capital. In the event that the non-controlling holders of preferred shares or common shares do not represent the respective thresholds set out above, Brazilian corporation law provides that holders of preferred shares and common shares representing at least 10% of our capital may combine their holdings in order to elect a member (and alternate) to our board of directors.
      Shareholders have certain rights which may not be altered by provisions of our by-laws or resolutions of shareholders’ meetings. These rights are (i) in the case of common shares only, the right to vote at general shareholders’ meetings, (ii) the right to participate in the distribution of dividends and interest paid on our own capital and to share in our remaining assets in the case of liquidation, (iii) rights to subscribe for shares or securities convertible to shares under certain circumstances, and (iv) withdrawal rights in certain cases. Our by-laws and a resolution of the majority of the shareholders with voting rights have the ability to establish as well as remove certain additional rights.

MARKET INFORMATION
      Since May 2, 2005 our preferred shares have been listed under the symbol “TAMM4” and will continue to be listed on BOVESPA under the same symbol. Prior to May 2, 2005, our preferred shares were listed on BOVESPA under the symbol “TANC4”. Our common shares are and will continue to be listed on BOVESPA under the symbol “TAMM3.” At March 8, 2006, we had 1,677 registered owners of our shares.
Price and Market for Our Preferred Shares
      The following table sets out the high, average and low closing price in reais of our preferred shares on BOVESPA during the periods indicated:

	reais per preferred share(1)

	High	Average	Low

2005	47.50	27.31	15.75

2004	33.00	16.94	3.70

2003	4.20	3.92	3.60

2002	0	0	0

2001	4.20	4.20	4.20

	reais per preferred share(1)

	High	Average	Low

2005

1st Quarter	45.90	38.18	27.00

2nd Quarter	23.50	20.32	12.50

3rd Quarter	27.00	22.68	15.75

4th Quarter	47.50	34.42	24.51

2004

1st Quarter	0	0	0

2nd Quarter	4.10	3.90	3.70

3rd Quarter	6.00	5.20	4.40

4th Quarter	33.00	20.55	6.00

2003

1st Quarter	0	0	0

2nd Quarter	4.20	3.90	3.60

3rd Quarter	0	0	0

4th Quarter	4.20	3.95	3.70

	reais per preferred share(1)

	High	Average	Low

February 2006	53.20	49.08	45.80

January 2006	55.00	48.24	44.00

December 2005	47.50	42.26	37.80

November 2005	38.51	33.65	28.30

October 2005	27.00	25.30	23.15

September 2005	27.00	25.29	23.15

August 2005	27.00	24.54	18.90

July 2005	20.50	18.03	15.75

June 2005	22.25	18.71	16.50

	reais per preferred share(1)

	High	Average	Low

May 2005	23.50	22.70	20.75

April 2005	44.00	42.06	38.50

March 2005	43.00	41.57	40.00

February 2005	45.90	40.48	34.00

January 2005	35.00	31.75	22.00

December 2004	33.00	25.17	13.07

November 2004	11.31	9.46	6.00

Source: Bovespa.

(1)	The figures presented above have not been adjusted to reflect share split agreed on May 16, 2005, except with respect to May 2005 figures. The figures for June 2005 and subsequent periods reflect the split.
Trading on BOVESPA
      BOVESPA is a not-for-profit entity owned by its member brokerage firms. Trading on such exchanges is limited to member brokerage firms and to a limited number of authorized non-members.
      The CVM and BOVESPA have discretionary authority to suspend trading in shares of a particular issuer under certain circumstances. Trading in securities listed on BOVESPA, including the Novo Mercado and Levels 1 and 2 segments, may be effected off the exchanges in the unorganized over-the-counter market in certain circumstances.
      The shares of all companies listed on BOVESPA, including Novo Mercado and Level 1 and Level 2 companies, are traded together.
      Settlement of transactions occurs three business days after the trade date. Delivery of and payment for shares is made through the facilities of separate clearing houses for each exchange, which maintain accounts for member brokerage firms. The seller is ordinarily required to deliver the shares to the clearing house on the second business day following the trade date. The clearing house for BOVESPA is the CBLC.
      In order to reduce volatility, BOVESPA has adopted a “circuit breaker” system pursuant to which trading sessions may be suspended for a period of 30 minutes or one hour whenever specified indices of BOVESPA fall below the limits of 10% and 15%, respectively, in relation to the index levels for the previous trading session.
      Although the Brazilian equity market is Latin America’s largest in terms of market capitalization, it is smaller and less liquid than the major U.S. and European securities markets. Moreover, BOVESPA is less liquid than the New York Stock Exchange and other major exchanges in the world. BOVESPA had a market capitalization of US$482 billion as of December 31, 2005 and an average monthly trading volume of approximately US$13.8 billion in 2004. In comparison, the New York Stock Exchange had a market capitalization of US$17.4 trillion at December 31, 2005 and an average monthly trading volume of approximately US$1,202 billion in 2005. Although any of the outstanding shares of a listed company may trade on a Brazilian stock exchange, in most cases fewer than half of the listed shares are actually available for trading by the public, the remainder being held by small groups of controlling persons, governmental entities or one principal shareholder.
      Trading on Brazilian stock exchanges by non-residents of Brazil is subject to registration procedures. See “— Investment in our preferred shares by non-residents of Brazil.”

Regulation of Brazilian Securities Markets
      The Brazilian securities markets are principally governed by Law No. 6,385, of December 7, 1976, and Brazilian corporation law, each as amended and supplemented, and by regulations issued by the CVM, which has authority over stock exchanges and the securities markets generally; the National Monetary Council; and the Central Bank, which has, among other powers, licensing authority over brokerage firms and regulates foreign investment and foreign exchange transactions.
      These laws and regulations, among others, provide for licensing and oversight of brokerage firms, governance of the Brazilian stock exchanges, disclosure requirements applicable to issuers of traded securities, restrictions on price manipulation and protection of minority shareholders. They also provide for restrictions on insider trading. However, the Brazilian securities markets are not as highly regulated and supervised as the U.S. securities markets or securities markets in some other jurisdictions. Accordingly, any trades or transfers of our equity securities by our officers and directors, our controlling shareholders or any of the officers and directors of our controlling shareholders must comply with the regulations issued by the CVM. See “Description of our capital stock — Disclosure requirements.”
      Under Brazilian corporation law, a corporation is either public (companhia aberta), as we are, or closely held (companhia fechada). All public companies are registered with the CVM and are subject to reporting requirements. Our preferred shares will be listed on the Level 2 segment of BOVESPA. See “BOVESPA’s differentiated corporate governance practices.”
      We have the option to ask that trading in securities on BOVESPA be suspended in anticipation of a material announcement. Trading may also be suspended on the initiative of BOVESPA or the CVM, based on or due to, among other reasons, a belief that a company has provided inadequate information regarding a material event or has provided inadequate responses to inquiries by the CVM or BOVESPA.
      The Brazilian over-the-counter market consists of direct trades between individuals in which a financial institution registered with the CVM serves as intermediary. No special application, other than registration with the CVM, is necessary for securities of a public company to be traded in this market. The CVM requires that it be given notice of all trades carried out in the Brazilian over-the-counter market by the respective intermediaries.
Investment in Our Preferred Shares by Non-Residents of Brazil
      Investors residing outside Brazil are authorized to purchase equity instruments, including our preferred shares, or as foreign portfolio investments on BOVESPA, provided that they comply with the registration requirements set forth in Resolution No. 2,689 of the National Monetary Council, (or Resolution No. 2,689) and CVM Instruction No. 325; or register their investment as foreign direct investments under Law No. 4,131/62.
      With certain limited exceptions, Resolution No. 2,689 investors are permitted to carry out any type of transaction in the Brazilian financial capital market involving a security traded on a stock, future or organized over-the-counter market. Investments and remittances outside Brazil of gains, dividends, profits or other payments under our preferred shares are made through the foreign exchange market.
      In order to become a Resolution No. 2,689 investor, an investor residing outside Brazil must:

•	appoint a representative in Brazil with powers to take actions relating to the investment;

•	appoint an authorized custodian in Brazil for the investments, which must be a financial institution duly authorized by the Central Bank and CVM; and

•	through its representative, register itself as a foreign investor with the CVM and the investment with the Central Bank.
      Securities and other financial assets held by foreign investors pursuant to Resolution No. 2,689 must be registered or maintained in deposit accounts or under the custody of an entity duly licensed by the Central Bank or the CVM. In addition, securities trading by foreign investors is generally restricted to transactions involving securities listed on the Brazilian stock exchanges or traded in organized over-the-counter markets licensed by the CVM.
      Foreign direct investors under Law No. 4,131/62 may sell their shares in both private or open market transactions, but these investors will generally be subject to less favorable tax treatment on gains.
      A foreign direct investor under Law No. 4,131/62 must:

•	register as a foreign direct investor with the Central Bank;

•	obtain a taxpayer identification number from the Brazilian tax authorities;

•	appoint a tax representative in Brazil; and

•	appoint a representative in Brazil for service of process in respect of suits based on the Brazilian corporation law.
      Resolution No. 1,927 of the National Monetary Council, which restated and amended Annex V to Resolution No. 1,289 of the National Monetary Council, provides for the issuance of depositary receipts in foreign markets in respect of shares of Brazilian issuers. We filed an application to have the ADSs approved under Resolution 1,927 by the Central Bank and the CVM, and we received final approval on March 6, 2006.
      If a holder of ADSs decides to exchange ADSs for the underlying preferred shares, the holder will be entitled to (i) sell the preferred shares on the BOVESPA and rely on the depositary’s electronic registration for five business days from the date of exchange to obtain and remit U.S. dollars abroad upon the holder’s sale of our preferred shares, (ii) convert its investment into a foreign portfolio investment under Resolution No. 2,689/00, or (iii) convert its investment into a foreign direct investment under Law No. 4,131/62.
      If a holder of ADSs wishes to convert its investment into either a foreign portfolio investment under Resolution No. 2,689/00 or a foreign direct investment under Law No. 4,131/62, it should begin the process of obtaining his own foreign investor registration with the Central Bank or with the CVM as the case may be, in advance of exchanging the ADSs for preferred shares.
      The custodian is authorized to update the depositary’s electronic registration to reflect conversions of ADSs into foreign portfolio investments under Resolution No. 2,689/00. If a holder of ADSs elects to convert its ADSs into a foreign direct investment under Law 4,131/62, the conversion will be effected by the Central Bank after receipt of an electronic request from the custodian with details of the transaction.
      If a foreign direct investor under Law No. 4,131/62 wishes to deposit its shares into the ADR program in exchange for ADSs, such holder will be required to present to the custodian evidence of payment of capital gains taxes. The conversion will be effected by the Central Bank after receipt of an electronic request from the custodian with details of the transaction. Please refer to “Taxation — Brazil” for a description of the tax consequences to an investor residing outside Brazil of investing in our preferred shares in Brazil.

SIGNIFICANT DIFFERENCES BETWEEN OUR CORPORATE GOVERNANCE PRACTICES
AND NYSE CORPORATE GOVERNANCE STANDARDS
      We are subject to the NYSE corporate governance listing standards. As a foreign private issuer, the standards applicable to us are considerably different to the standards applied to U.S. listed companies. Under the NYSE rules, we are required only to (i) have an audit committee or audit board, pursuant to an applicable exemption available to foreign private issuers, that meets certain requirements, as discussed below, (ii) provide prompt certification by our chief executive officer of any material non-compliance with any corporate governance rules, and (iii) provide a brief description of the significant differences between our corporate governance practices and the NYSE corporate governance practices required to be followed by U.S. listed companies. The discussion of the significant differences between our corporate governance practices and those required of U.S. listed companies follows below.
Majority of Independent Directors
      The NYSE rules require that a majority of the board must consist of independent directors. Independence is defined by various criteria, including the absence of a material relationship between the director and the listed company. Brazilian law does not have a similar requirement. Under Brazilian law, neither our board of directors nor our management is required to test the independence of directors before their election to the board. However, both Brazilian corporation law and the CVM have established rules that require directors to meet certain qualification requirements and that address the compensation and duties and responsibilities of, as well as the restrictions applicable to, a company’s executive officers and directors. While our directors meet the qualification requirements of Brazilian corporation law and the CVM, we do not believe that a majority of our directors would be considered independent under the NYSE test for director independence. Brazilian corporation law and our bylaws require that our directors be elected by our shareholders at a general shareholders’ meeting.
Executive Sessions
      NYSE rules require that the non-management directors must meet at regularly scheduled executive sessions without management present. Brazilian corporation law does not have a similar provision. According to Brazilian corporation law, up to one-third of the members of the board of directors can be elected from management. The remaining non-management directors are not expressly empowered to serve as a check on management, and there is no requirement that those directors meet regularly without management. As a result, the non-management directors on our board do not typically meet in executive session.
Nominating/ Corporate Governance Committee
      NYSE rules require that listed companies have a nominating/corporate governance committee composed entirely of independent directors and governed by a written charter addressing the committee’s required purpose and detailing its required responsibilities, which include, among other things, identifying and selecting qualified board member nominees and developing a set of corporate governance principles applicable to the company.
Compensation Committee
      NYSE rules require that listed companies have a compensation committee composed entirely of independent directors and governed by a written charter addressing the committee’s required purpose and detailing its required responsibilities, which include, among other things, reviewing corporate goals relevant to the chief executive officer’s compensation, evaluating the chief executive officer’s performance, approving the chief executive officer’s compensation levels and recommending to the board non-chief executive officer compensation, incentive-compensation and equity-based plans. We are not required under applicable Brazilian law to have a compensation committee. Under Brazilian corporation law, the total amount available for compensation of our directors and executive officers and for profit-sharing payments to our executive officers is established by our shareholders at the annual general meeting. The board of directors is then responsible for determining the individual compensation and profit-sharing of each executive officer, as well as the compensation of our board and committee members. In making such determinations, the board reviews the performance of the executive officers, including the performance of our chief executive officer, who typically excuses himself from discussions regarding his performance and compensation.
Audit Committee
      NYSE rules require that listed companies have an audit committee that (i) is composed of a minimum of three independent directors who are all financially literate, (ii) meets the SEC rules regarding audit committees for listed companies, (iii) has at least one member who has accounting or financial management expertise, and (iv) is governed by a written charter addressing the committee’s required purpose and detailing its required responsibilities. However, as a foreign private issuer, we need only to comply with the requirement that the audit committee meet the SEC rules regarding audit committees for listed companies. Brazilian corporation law requires companies to have a non-permanent Conselho Fiscal composed of three to five members who are elected at the general shareholders’ meeting.
Shareholder Approval of Equity Compensation Plans
      NYSE rules require that shareholders be given the opportunity to vote on all equity compensation plans and material revisions thereto, with limited exceptions. Under Brazilian corporation law, shareholders must approve all stock option plans. In addition, any issuance of new shares that exceeds our authorized share capital is subject to shareholder approval.
      NYSE rules require that listed companies adopt and disclose corporate governance guidelines. We have not adopted any formal corporate governance guidelines beyond those required by applicable Brazilian law. We have adopted and observe a disclosure policy, which requires the public disclosure of all relevant information pursuant to guidelines set forth by the CVM, as well as an insider trading policy, which, among other things, establishes black-out periods and requires insiders to inform management of all transactions involving our securities.
Code of Business Conduct and Ethics
      NYSE rules require that listed companies adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers. Applicable Brazilian law does not have a similar requirement.
Internal Audit Function
      NYSE rules require that listed companies maintain an internal audit function to provide management and the audit committee with ongoing assessments of the company’s risk management processes and system of internal control.

BOVESPA’S DIFFERENTIATED CORPORATE GOVERNANCE PRACTICES
      BOVESPA, in carrying out its self-regulatory functions, has established three differentiated levels of corporate governance: Level 1, Level 2 and Novo Mercado.
      Each of the differentiated corporate governance levels includes companies that agree, on a voluntarily basis, to adopt the corporate governance practices established for the level they have adopted. These corporate governance practices go beyond those required by law.
      The entry of a company into any one of the special listing segments of the BOVESPA occurs through the signing of a contract that obliges the company to abide by the rules of corporate governance established in the regulations for the relevant level.
BOVESPA Level 2

Preferred shares with restricted voting rights
      Voting rights are guaranteed to holders of preferred shares with respect to the following issues (i) transformation, merger, consolidation or spin-off of the company, (ii) valuation of assets to be used for payment of capital increases by the company, (iii) selection of a specialized company to determine the economic value of our shares for the purpose of our delisting or discontinuation of our Level 2 registration, (iv) the approval in shareholders meetings of agreements between the company and its controlling shareholders, both directly and through third parties, as well as with other companies in which the controlling shareholders may have an interest, whenever required by law, (v) amending or changing terms in the company’s by-laws that result in a failure on the part of the company to meet the requirements established under the Level 2 regulations.

Tag along rights
      A change of control of a Level 2 listed company must be conditioned on the acquiror undertaking, within a maximum period of 90 days from the date of the acquisition of the controlling interest, to make a public offer to purchase (i) 100% of the common shares at a price per share equal to the highest price offered per common share so as to guarantee that all common shareholders are treated equally for purposes of the change of control, and (ii) 100% of the preferred shares at a price per share of 70% of the price offered to the holders of the common shares. In the event of a change of control, we have voluntarily adopted a provision in our bylaws, according to which we will offer to the preferred shareholders 100% of the price per share paid to the controlling shareholder group.
      Similarly, any party that acquires a controlling interest in the company through successive purchases of shares will be obliged to make a public offer to purchase the remaining shares as described above, and to pay the difference between the price it paid for the shares acquired during the previous six months, duly adjusted in accordance with the inflation index or any other monetary correction applicable to the relevant period, and the price to be paid to the other shareholders as described above.

Free float
      Companies listed on Level 2 segment of the BOVESPA must maintain a minimum percentage of shares in circulation (free float), equal to at least 25% of its total share capital. This percentage must be maintained for the duration of the Level 2 registration.

Public offers of shares through mechanisms that favor broad distribution
      In each public offer of shares, we must make every effort to ensure the broad distribution of our shares, through the adoption of special procedures that must appear in the relevant prospectus, such as guaranteeing access to all qualified interested investors and distribution of at least 10% of the offer to private individuals or non-institutional investors.

Introduction of improvements in financial statements
      We must present our quarterly information report (ITR), or other unaudited financial information, including information reconciled to U.S. GAAP or IFRS standards, in each case translated into English, within a maximum of 15 days after the time established by law for the publication of quarterly information. The ITR must include, in addition to the obligatory information established by law:

(i) a consolidated balance sheet, a consolidated income statement and a report on consolidated performance, if obliged to present consolidated annual financial statements at the end of the financial year;

(ii) information on the equity positions of all investors, including private individuals, holding, directly or indirectly, over 5% of our voting capital;

(iii) consolidated information on the number and characteristics of securities issued by us, and whether held, directly or indirectly, by individuals or groups forming the controlling shareholder group, by directors or by members of the audit committee;

(iv) information on the acquisition and disposition of securities over the 12 immediately preceding months by investors covered in item (iii) above with respect to relevant securities;

(v) in the explanatory notes, company and consolidated cash flow statements, if we are obliged to present consolidated statements at the end of the financial year; and

(vi) information on the number of outstanding shares and the percentage of total issued shares that they represent.
      In the Annual Information Report (IAN), the company should include, in addition to legal requirements, the information listed in items (iii), (iv) and (vi) above.
      The quarterly information must be accompanied by a special review report issued by an independent auditor that is duly registered with the CVM, observing the methodology specified in the regulations published by the CVM.
      Commencing in 2006, we must, in addition to the terms of current legislation and regulations in Brazil, release (i) financial information prepared in accordance with international standards of U.S. GAAP or IFRS or release financial information, in English, also disclosing the net income and shareholders’ equity at the end of the respective year, as determined according to accounting practices adopted in Brazil; or (ii) financial statements, in English, prepared in accordance with Brazilian corporation law, together with additional notes demonstrating the reconciliation of results of operations and equity according to Brazilian GAAP and U.S. GAAP or IFRS, as the case may be, evidencing the main differences between the applied accounting criteria. In addition, the annual financial statements must include, in the explanatory notes, a company cash flow statement and a consolidated cash flow statement, if applicable.

Compliance with transparency rules on the part of controlling shareholders and managers in transactions involving our shares
      Our directors, our controlling shareholder group and members of our audit committee must report to BOVESPA the number and characteristics of our securities which they hold, directly or indirectly, including associated derivatives. This information must be provided to the BOVESPA immediately after any such person is elected, or acquires control, as the case may be.
      In the same way, any transactions that may be effected with respect to securities and associated derivatives dealt with in this item must be communicated in detail to the BOVESPA, including pricing information, within ten days of the end of the month in which the transaction occurs. These obligations are extended to securities and their associated derivatives that may be held, directly or indirectly, by spouses, partners and dependents who are included in the annual income tax declaration of directors, controlling shareholders, and members of the audit committee.

Shareholders’ agreement, stock option programs and contracts with companies in the same economic group
      We must submit to BOVESPA a copy of any shareholders’ agreement filed at our headquarters. Accordingly, whenever we sign new shareholders’ agreements or amendments to any existing shareholders’ agreement, the submission to BOVESPA must occur within five days following its filing and/or signing. The date of filing and/or registration of any shareholders’ agreement at our headquarters must be indicated on the copy.
      Details of stock option programs or other programs for the acquisition of any of our securities by our employees or directors must also be submitted to BOVESPA and disclosed.
      Finally, we must publish information setting out details of each agreement (a) between us and our subsidiaries and associated companies, directors and members of our controlling shareholder group, (b) between us and any company controlled by or associated with the directors and any member of the controlling shareholder group, as well as with other companies that form, in conjunction with any one of these parties, the same group, whether de facto or de jure, in each case, whenever a single agreement, or a group of successive agreements, with or without the same purpose, in any period of one year, represents values of (i) R$200,000 or more, or (ii) 1% of our net stockholders’ equity, whichever is greater.

Resolution of disputes through arbitration
      We and our controlling shareholder group, directors and members of our audit committee must resolve through arbitration all disputes or controversies related to the Level 2 regulations, our by-laws, Brazilian corporation law and any other regulations regarding the financial markets or securities, in each case in accordance with the terms of the Market Arbitration Chamber (Câmara de Arbitragem do Mercado).

Cancellation of Level 2 registration
      In the event we cancel the registration of our shares on Level 2 of BOVESPA, or de-list as a publicly listed company, a public offering by the controlling shareholder group for the acquisition of all our outstanding shares will be required. The minimum price to be paid per share will be determined through a report on the valuation of our shares, which must be prepared by a specialized company of proven experience that is independent of us, our directors and our controlling shareholder group, in addition to satisfying the applicable terms of and carrying responsibility under Brazilian corporation law.
      The choice of the specialized company responsible for determining the economic value of our shares is to be determined at a shareholders’ meeting at which preferred shareholders will be entitled to vote, following presentation by the board of directors of a list of three specialized companies nominated for such purpose. The selection must be made on the basis of a majority vote of the free float shares, excluding abstentions. The cost of the valuation report will be borne in full by the controlling shareholders.
      In the event that the valuation report is available by the date of the shareholders’ meeting called for the purpose of canceling our listing as a public company, the controlling shareholders must disclose the value per share or per 1,000 shares on the basis of which the offer to purchase will be made. Unless the price per share announced by the controlling shareholder group in the shareholders’ meeting is greater than or equal to the value determined in the valuation report, the meeting will automatically be cancelled, and timely notification of this fact must be given to the market, unless the controlling shareholders expressly agree to make the offer to purchase at a price per share equal to the economic value per share as set forth in the valuation report.
      The cancellation of registration as a listed company must follow the procedures and meet the other requirements established in the regulations applicable under the terms of current law applicable to a Brazilian company, particularly those appearing in regulations published by the CVM on the subject.

Divestment of control following abandonment of Level 2 listing
      In the event that we abandon or cancel our Level 2 listing and in the subsequent 12 months there is a change in our control, the controlling shareholders relinquishing control and the acquiror undertake, jointly and with joint responsibility, to acquire the shares of all shareholders at the price per share and pursuant to the same terms and conditions obtained by the controlling shareholder group in the sale of their own shares in accordance with the inflation index or any other monetary connection applicable to the relevant period. In the event that the price obtained by the controlling shareholder group for their shares is higher than the price per share offered to the other shareholders in the offer to purchase made in accordance with Level 2 regulations (see “— Cancellation of Level 2 registration”), the controlling shareholders relinquishing control and the acquiror undertake, jointly and with joint responsibility, to pay the difference between the proceeds in the operation for the transfer of control and the value paid to those shareholders who accept the terms of the offer.
      In addition, we and our controlling shareholders are obliged to register in our share registry book the obligation to fulfill the provision described in the paragraphs above.

DESCRIPTION OF AMERICAN DEPOSITARY RECEIPTS
American Depositary Receipts
      JPMorgan Chase Bank, N.A., as depositary will issue the ADSs which you will be entitled to receive in the offering. Each ADS will represent an ownership interest in one preferred share which we will deposit with the custodian, as agent of the depositary, under the deposit agreement among ourselves, the depositary and yourself as an ADR holder. In the future, each ADS will also represent any securities, cash or other property deposited with the depositary but which they have not distributed directly to you. Unless specifically requested by you, all ADSs will be issued on the books of our depositary in book-entry form and periodic statements will be mailed to you which reflect your ownership interest in such ADSs. In our description, references to American depositary receipts or ADRs shall include the statements you will receive which reflects your ownership of ADSs.
      The depositary’s office is located at 4 New York Plaza, New York, NY 10004.
      You may hold ADSs either directly or indirectly through your broker or other financial institution. If you hold ADSs directly, by having an ADS registered in your name on the books of the depositary, you are an ADR holder. This description assumes you hold your ADSs directly. If you hold the ADSs through your broker or financial institution nominee, you must rely on the procedures of such broker or financial institution to assert the rights of an ADR holder described in this section. You should consult with your broker or financial institution to find out what those procedures are.
      Because the depositary’s nominee will actually be the registered owner of the shares, you must rely on it to exercise the rights of a shareholder on your behalf. The obligations of the depositary and its agents are set out in the deposit agreement. The deposit agreement and the ADSs are governed by New York law.
      The following is a summary of the material terms of the deposit agreement. Because it is a summary, it does not contain all the information that may be important to you. For more complete information, you should read the entire deposit agreement and the form of ADR which contains the terms of your ADSs. You can read a copy of the deposit agreement which is filed as an exhibit to the registration statement of which this prospectus forms a part. You may also obtain a copy of the deposit agreement at the SEC’s Public Reference Room which is located at 100 F Street, NE, Washington, DC 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-732-0330.
Share Dividends and Other Distributions

How will I receive dividends and other distributions on the shares underlying my ADSs?
      We may make various types of distributions with respect to our securities. The depositary has agreed to pay to you the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, after converting any cash received into U.S. dollars and, in all cases, making any necessary deductions provided for in the deposit agreement including any applicable fees and expenses. You will receive these distributions in proportion to the number of underlying securities that your ADSs represent.
      Except as stated below, to the extent the depositary is legally permitted it will deliver such distributions to ADR holders in proportion to their interests in the following manner:

•	Cash. The depositary will distribute any U.S. dollars available to it resulting from a cash dividend or other cash distribution or the net proceeds of sales of any other distribution or portion thereof (to the extent applicable), on an averaged or other practicable basis, subject to (i) appropriate adjustments for taxes withheld, (ii) such distribution being impermissible or impracticable with respect to certain registered holders, and (iii) deduction of the depositary’s expenses in (1) converting any foreign currency to U.S. dollars to the extent that it determines that such conversion may be made on a reasonable basis, (2) transferring foreign currency or U.S. dollars to the United States by such means as the Depositary may determine to the extent that it determines that such transfer may be made on a reasonable basis, (3) obtaining any approval or license of any governmental authority required for such conversion or transfer, which is obtainable at a reasonable cost and within a reasonable time and (4) making any sale by public or private means in any commercially reasonable manner. Following such conversion, the depositary will set the per ADS dividend rate and announce it to the NYSE, thereby setting both the record date and payment date in respect thereof. If this conversion is not possible or if any approval from the Brazilian government is needed and cannot be obtained, the deposit agreement allows the depositary to distribute reais only to those ADR holders to whom it is possible to do so. It will hold the reais it cannot convert for the account of the ADR holders who have not been paid. It will not invest the reais on behalf of the ADR holders and it will not be liable for the interest. Before making a distribution, any withholding taxes that must be paid under Brazilian law will be deducted. If exchange rates fluctuate during a time when the depositary cannot convert a foreign currency, you may lose some or all of the value of the distribution.

•	Shares. In the case of a distribution in shares, the depositary will issue additional ADRs to evidence the number of ADSs representing such shares. Only whole ADSs will be issued. Any shares which would result in fractional ADSs will be sold and the net proceeds will be distributed in the same manner as cash to the ADR holders entitled thereto.

•	Rights to receive additional shares. In the case of a distribution of rights to subscribe for additional shares or other rights, if we provide satisfactory evidence that the depositary may lawfully distribute such rights, the depositary will distribute warrants or other instruments representing such rights. However, if we do not furnish such evidence, the depositary may:

•	sell such rights if practicable and distribute the net proceeds as cash; or

•	if it is not practicable to sell such rights, do nothing and allow such rights to lapse, in which case ADR holders will receive nothing.

We have no obligation to file a registration statement under the Securities Act in order to make any rights available to ADR holders.

•	Other Distributions. In the case of a distribution of securities or property other than those described above, the depositary may either (i) distribute such securities or property in any manner it deems equitable and practicable or (ii) to the extent the depositary deems distribution of such securities or property not to be equitable and practicable, sell such securities or property and distribute any net proceeds in the same way it distributes cash.
      If the depositary determines that any distribution described above is not practicable with respect to any specific ADR holder, the depositary may choose any practicable method of distribution for such ADR holder, including the distribution of foreign currency, securities or property, or it may retain such items, without paying interest on or investing them, on behalf of the ADR holder as deposited securities, in which case the ADSs will also represent the retained items.
      Any US dollars will be distributed by checks drawn on a bank in the United States for whole dollars and cents. Fractional cents will be withheld without liability for interest thereon and dealt with by the Depositary in accordance with its then current practices.
      The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADR holders.
      There can be no assurances that the depositary will be able to convert any currency at a specified exchange rate or sell any property, rights, shares or other securities at a specified price, nor that any of such transactions can be completed within a specified time period.

Deposit, Withdrawal and Cancellation

How does the depositary issue ADSs?
      The depositary will issue ADSs if you or your broker deposit shares or evidence of rights to receive shares with the custodian. In the case of the ADSs to be issued under this prospectus, we will arrange with the international underwriters named herein to deposit such shares.
      Shares deposited in the future with the custodian must be accompanied by certain delivery documentation, including instruments showing that such shares have been properly transferred or endorsed to the person on whose behalf the deposit is being made.
      The custodian will hold all deposited shares (including those being deposited by or on our behalf in connection with the offering to which this prospectus relates) for the account of the depositary. ADR holders thus have no direct ownership interest in the shares and only have such rights as are contained in the deposit agreement. The custodian will also hold any additional securities, property and cash received on or in substitution for the deposited shares. The deposited shares and any such additional items are referred to as “deposited securities”.
      Upon each deposit of shares, receipt of related delivery documentation and compliance with the other provisions of the deposit agreement, including the payment of the fees and charges of the depositary and any taxes or other fees or charges owing, the depositary will issue an ADR or ADRs in the name or upon the order of the person entitled thereto evidencing the number of ADSs to which such person is entitled. All of the ADSs issued will, unless specifically requested to the contrary, be part of the depositary’s direct registration system, and a registered holder will receive periodic statements from the depositary which will show the number of ADSs registered in such holder’s name. An ADR holder can request that the ADSs not be held through the depositary’s direct registration system and that a certificated ADR be issued.

How do ADR holders cancel an ADS and obtain deposited securities?
      When you turn in your ADSs at the depositary’s office, or when you provide proper instructions and documentation in the case of direct registration ADSs, the depositary will, upon payment of certain applicable fees, charges and taxes, deliver the underlying shares at the custodian’s office or effect delivery by such other means as the depositary deems practicable, including transfer to an account of an accredited financial institution on your behalf. At your risk, expense and request, the depositary may deliver deposited securities at such other place as you may request.
      The depositary may only restrict the withdrawal of deposited securities in connection with:

•	temporary delays caused by closing our transfer books or those of the depositary or the deposit of shares in connection with voting at a shareholders’ meeting, or the payment of dividends;

•	the payment of fees, taxes and similar charges; or

•	compliance with any U.S. or foreign laws or governmental regulations relating to the ADRs or to the withdrawal of deposited securities.
      This right of withdrawal may not be limited by any other provision of the deposit agreement.
Record Dates
      The depositary may fix record dates for the determination of the ADR holders who will be entitled (or obligated, as the case may be):

•	to receive a dividend, distribution or rights,

•	to give instructions for the exercise of voting rights at a meeting of holders of ordinary shares or other deposited securities, or

•	for the determination of the registered holders who shall be responsible for the fee assessed by the depositary for administration of the ADR program and for any expenses as provided for in the ADR,

•	to receive any notice or to act in respect of other matters
all subject to the provisions of the deposit agreement.
Voting Rights

How do I vote?
      If you are an ADR holder and the depositary asks you to provide it with voting instructions, you may instruct the depositary how to exercise the voting rights for the shares which underlie your ADSs. After receiving voting materials from us, the depositary will notify the ADR holders of any shareholder meeting or solicitation of consents or proxies. This notice will state such information as its contained in the voting materials and describe how you may instruct the depositary to exercise the voting rights for the shares which underlie your ADSs and will include instructions for giving a discretionary proxy to a person designated by us. For instructions to be valid, the depositary must receive them in the manner and on or before the date specified. The depositary will try, as far as is practical, subject to the provisions of and governing the underlying shares or other deposited securities, to vote or to have its agents vote the shares or other deposited securities as you instruct. The depositary will only vote or attempt to vote as you instruct. The depositary will not itself exercise any voting discretion. Furthermore, neither the depositary nor its agents are responsible for any failure to carry out any voting instructions, for the manner in which any vote is cast or for the effect of any vote.
      There is no guarantee that you will receive voting materials in time to instruct the depositary to vote and it is possible that you, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote.
Reports and Other Communications

Will I be able to view our reports?
      The depositary will make available for inspection by ADR holders any written communications from us which are both received by the custodian or its nominee as a holder of deposited securities and made generally available to the holders of deposited securities. We will furnish these communications in English when so required by any rules or regulations of the Commission.
      Additionally, if we make any written communications generally available to holders of our shares, including the depositary or the custodian, and we request the depositary to provide them to ADR holders, the depositary will mail copies of them, or, at its option, English translations or summaries of them to ADR holders.
Fees and Expenses

What fees and expenses will I be responsible for paying?
      ADR holders will be charged a fee for each issuance of ADSs, including issuances resulting from distributions of shares, rights and other property, and for each surrender of ADSs in exchange for deposited securities. The fee in each case is $5.00 for each 100 ADSs (or any portion thereof) issued or surrendered.
      The following additional charges shall be incurred by the ADR holders, by any party depositing or withdrawing shares or by any party surrendering ADRs or to whom ADRs are issued (including, without limitation, issuance pursuant to a stock dividend or stock split that we may declare or an exchange of stock regarding the ADRs or the deposited securities or a distribution of ADRs), whichever is applicable:

•	to the extent not prohibited by the rules of any stock exchange or interdealer quotation system upon which the ADSs are traded, a fee of $1.50 per ADR or ADRs for transfers of certificated or direct registration ADRs;

•	to the extent not prohibited by the rules of any stock exchange or interdealer quotation system upon which the ADSs are traded, a fee of $0.02 or less per ADS (or portion thereof) for any cash distribution made pursuant to the deposit agreement;

•	to the extent not prohibited by the rules of any stock exchange or interdealer quotation system upon which the ADSs are traded, a fee of US$0.02 per ADS (or portion thereof) per year for services performed, by the depositary in administering our ADR program (which fee shall be assessed against holders of ADRs as of the record date set by the depositary not more than once each calendar year and shall be payable in the manner described in the following provision);

•	any other charge payable by any of the depositary, any of the depositary’s agents, including, without limitation, the custodian, or the agents of the depositary’s agents in connection with the servicing of our shares or other deposited securities (which charge shall be assessed against registered holders of our ADRs as of the record date or dates set by the depositary and shall be payable at the sole discretion of the depositary by billing such registered holders or by deducting such charge from one or more cash dividends or other cash distributions);

•	a fee for the distribution of securities (or the sale of securities in connection with a distribution), such fee being in an amount equal to the fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities (treating all such securities as if they were shares) but which securities or the net cash proceeds from the sale thereof are instead distributed by the depositary to those holders entitled thereto;

•	stock transfer or other taxes and other governmental charges;

•	cable, telex and facsimile transmission and delivery charges incurred at your request;

•	transfer or registration fees for the registration of transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities;

•	expenses of the depositary in connection with the conversion of foreign currency into U.S. dollars; and

•	such fees and expenses as are incurred by the depositary (including without limitation expenses incurred in connection with compliance with foreign exchange control regulations or any law or regulation relating to foreign investment) in delivery of deposited securities or otherwise in connection with the depositary’s or its custodian’s compliance with applicable law, rule or regulation.
      We will pay all other charges and expenses of the depositary and any agent of the depositary (except the custodian) pursuant to agreements from time to time between us and the depositary. The fees described above may be amended from time to time.
Payment of Taxes
      ADR holders must pay any tax or other governmental charge payable by the custodian or the depositary on any ADS or ADR, deposited security or distribution. If an ADR holder owes any tax or other governmental charge, the depositary may (i) deduct the amount thereof from any cash distributions, or (ii) sell deposited securities and deduct the amount owing from the net proceeds of such sale. In either case the ADR holder remains liable for any shortfall. Additionally, if any tax or governmental charge is unpaid, the depositary may also refuse to effect any registration, registration of transfer, split-up or combination of deposited securities or withdrawal of deposited securities (except under limited circumstances mandated by securities regulations). If any tax or governmental charge is required to be withheld on any non-cash distribution, the depositary may sell the distributed property or securities to pay such taxes and distribute any remaining net proceeds to the ADR holders entitled thereto.
      By holding an ADR or an interest therein, you will be agreeing to indemnify us, the depositary, its custodian and any of our or their respective directors, employees, agents and Affiliates against, and hold each of them harmless from, any claims by any governmental authority with respect to taxes, additions to tax, penalties or interest arising out of any refund of taxes, reduced rate of withholding at source or other tax benefit obtained in respect of, or arising out of, your ADSs.
Reclassifications, Recapitalizations and Mergers
      If we take certain actions that affect the deposited securities, including (i) any change in par value, split-up, consolidation, cancellation or other reclassification of deposited securities or (ii) any recapitalization, reorganization, merger, consolidation, liquidation, receivership, bankruptcy or sale of all or substantially all of our assets, then the depositary may choose to:

(1) amend the form of ADR;

(2) distribute additional or amended ADRs;

(3) distribute cash, securities or other property it has received in connection with such actions;

(4) sell any securities or property received and distribute the proceeds as cash; or

(5) do none of the above.
If the depositary does not choose any of the above options, any of the cash, securities or other property it receives will constitute part of the deposited securities and each ADS will then represent a proportionate interest in such property.
Amendment and Termination

How may the deposit agreement be amended?
      We may agree with the depositary to amend the deposit agreement and the ADSs without your consent for any reason. ADR holders must be given at least 30 days notice of any amendment that imposes or increases any fees or charges (other than stock transfer or other taxes and other governmental charges, transfer or registration fees, cable, telex or facsimile transmission costs, delivery costs or other such expenses), or prejudices any substantial existing right of ADR holders. If an ADR holder continues to hold an ADR or ADRs after being so notified, such ADR holder is deemed to agree to such amendment. Notwithstanding the foregoing, if any governmental body or regulatory body should adopt new laws, rules or regulations which would require amendment or supplement of the deposit agreement or the form of ADR to ensure compliance therewith, we and the depositary may amend or supplement the deposit agreement and the ADR at any time in accordance with such changed laws, rules or regulations, which amendment or supplement may take effect before a notice is given or you otherwise receive notice. No amendment, however, will impair your right to surrender your ADSs and receive the underlying securities.

How may the deposit agreement be terminated?
      The depositary may terminate the deposit agreement by giving the ADR holders at least 30 days prior notice, and it must do so at our request. The deposit agreement will be terminated on the removal of the depositary for any reason. After termination, the depositary’s only responsibility will be (i) to deliver deposited securities to ADR holders who surrender their ADRs, and (ii) to hold or sell distributions received on deposited securities. As soon as practicable after the expiration of six months from the termination date, the depositary will sell the deposited securities which remain and hold the net proceeds of such sales, without liability for interest, in trust for the ADR holders who have not yet surrendered their ADRs. After making such sale, the depositary shall have no obligations except to account for such proceeds and other cash. The depositary will not be required to invest such proceeds or pay interest on them.
Limitations on Obligations and Liability to ADR holders

Limits on our obligations and the obligations of the depositary; limits on liability to ADR holders and holders of ADSs
      Prior to the issue, registration, registration of transfer, split-up, combination, or cancellation of any ADRs, or the delivery of any distribution in respect thereof, the depositary and its custodian may require you to pay, provide or deliver:

•	payment with respect thereto of (i) any stock transfer or other tax or other governmental charge, (ii) any stock transfer or registration fees in effect for the registration of transfers of shares or other deposited securities upon any applicable register and (iii) any applicable fees and expenses described in the ADR;

•	the production of proof satisfactory to it of (i) the identity of any signatory and genuineness of any signature and (ii) such other information, including without limitation, information as to citizenship, residence, exchange control approval, beneficial ownership of any securities, payment of applicable taxes or governmental charges, or legal or beneficial ownership and the nature of such interest, information relating to the registration of the shares on the books maintained by or on our behalf for the transfer and registration of shares, compliance with applicable law, regulations, provisions of or governing deposited securities and terms of the deposit agreement and the ADR, as it may deem necessary or proper; and

•	compliance with such regulations as the depositary may establish consistent with the deposit agreement.
      The deposit agreement expressly limits the obligations and liability of the depositary, ourselves and our respective agents. Neither we nor the depositary nor any such agent will be liable if:

•	present or future law, rule or regulation of the United States, the Federative Republic of Brazil or any other country, or of any governmental or regulatory authority or securities exchange or market or automated quotation system, the provisions of or governing any deposited securities, any present or future provision of our charter, any act of God, war, terrorism or other circumstance beyond its control shall prevent, delay or subject to any civil or criminal penalty any act which the deposit agreement or the ADRs provides shall be done or performed by it or them (including, without limitation, voting);

•	it exercises or fails to exercise discretion under the deposit agreement or the ADR;

•	it performs its obligations without gross negligence or bad faith;

•	it takes any action or refrains from taking any action in reliance upon the advice of or information from legal counsel, accountants, any person presenting shares for deposit, any registered holder of ADRs, or any other person believed by it to be competent to give such advice or information; or

•	it relies upon any written notice, request, direction or other document believed by it to be genuine and to have been signed or presented by the proper party or parties.
      Neither the depositary nor its agents have any obligation to appear in, prosecute or defend any action, suit or other proceeding in respect of any deposited securities or the ADRs. We and our agents shall only be obligated to appear in, prosecute or defend any action, suit or other proceeding in respect of any deposited securities or the ADRs, which in our opinion may involve us in expense or liability, if indemnity satisfactory to us against all expense (including fees and disbursements of counsel) and liability is furnished as often as may be required. The depositary and its agents may fully respond to any and all demands or requests for information maintained by or on its behalf in connection with the deposit agreement, any registered holder or holders of ADRs, any ADSs or otherwise to the extent such information is requested or required by or pursuant to any lawful authority, including without limitation laws, rules, regulations, administrative or judicial process, banking, securities or other regulators.
      The depositary will not be responsible for failing to carry out instructions to vote the deposited securities or for the manner in which the deposited securities are voted or the effect of the vote. In no event shall the depositary or any of its agents be liable for any indirect, special, punitive or consequential damages.
      The depositary may own and deal in deposited securities and in ADSs.
Disclosure of Interest in ADSs
      To the extent that the provisions of or governing any deposited securities may require disclosure of or impose limits on beneficial or other ownership of deposited securities, other shares and other securities and may provide for blocking transfer, voting or other rights to enforce such disclosure or limits, you agree to comply with all such disclosure requirements and ownership limitations and to comply with any reasonable instructions we may provide in respect thereof. We reserve the right to request you to deliver your ADSs for cancellation and withdrawal of the deposited securities so as to permit us to deal with you directly as a holder of deposited securities and, by holding an ADS or an interest therein, you will be agreeing to comply with such instructions.
Requirements for Depositary Actions
      We, the depositary or the custodian may refuse to:

•	issue, register or transfer an ADR or ADRs;

•	effect a split-up or combination of ADRs;

•	deliver distributions on any such ADRs; or

•	permit the withdrawal of deposited securities (unless the deposit agreement provides otherwise), until the following conditions have been met:

•	the holder has paid all taxes, governmental charges, and fees and expenses as required in the deposit agreement;

•	the holder has provided the depositary with any information it may deem necessary or proper, including, without limitation, proof of identity and the genuineness of any signature; and

•	the holder has complied with such regulations as the depositary may establish under the deposit agreement including those regulations which we inform the depositary in writing are necessary to facilitate compliance with any applicable rules or regulations of the Central Bank or the Commission.
      The depositary may also suspend the issuance of ADSs, the deposit of shares, the registration, transfer, split-up or combination of ADRs, or the withdrawal of deposited securities (unless the deposit agreement provides otherwise), if the register for ADRs or any deposited securities is closed or the depositary decides it is advisable to do so.
Books of Depositary
      The depositary or its agent will maintain a register for the registration, registration of transfer, combination and split-up of ADRs, which register shall include the depositary’s direct registration system. You may inspect such records at such office during regular business hours, but solely for the purpose of communicating with other holders in the interest of business matters relating to the deposit agreement. Such register may be closed from time to time, when deemed expedient by the depositary.
      The depositary will maintain facilities to record and process the issuance, cancellation, combination, split-up and transfer of ADRs. These facilities may be closed from time to time, to the extent not prohibited by law.

Pre-release of ADSs
      The depositary may issue ADSs prior to the deposit with the custodian of shares (or rights to receive shares). This is called a pre-release of the ADS. A pre-release is closed out as soon as the underlying shares (or rights to receive shares from us or from any registrar, transfer agent or other entity recording share ownership or transactions) are delivered to the depositary. The depositary may pre-release ADSs only if:

•	the depositary has received collateral for the full market value of the pre-released ADSs (marked to market daily); and

•	each recipient of pre-released ADSs agrees in writing that he or she

•	owns the underlying shares,

•	assigns all rights in such shares to the depositary,

•	holds such shares for the account of the depositary and

•	will deliver such shares to the custodian as soon as practicable, and promptly if the depositary so demands.
In general, the number of pre-released ADSs will not evidence more than 30% of all ADSs outstanding at any given time (excluding those evidenced by pre-released ADSs). However, the depositary may change or disregard such limit from time to time as it deems appropriate. The depositary may retain for its own account any earnings on collateral for pre-released ADSs and its charges for issuance thereof.
Appointment
      In the deposit agreement, each holder and each person holding an interest in ADSs, upon acceptance of any ADSs (or any interest therein) issued in accordance with the terms and conditions of the deposit agreement shall be deemed for all purposes to (i) be a party to and bound by the terms of the deposit agreement and the applicable ADR(s), and (ii) appoint the depositary its attorney-in-fact, with full power to delegate, to act on its behalf and to take any and all actions contemplated in the deposit agreement and the applicable ADR(s), to adopt any and all procedures necessary to comply with applicable law and to take such action as the depositary in its sole discretion may deem necessary or appropriate to carry out the purposes of the deposit agreement and the applicable ADR(s), the taking of such actions to be conclusive determination of the necessity and appropriateness thereof.

DIVIDENDS AND DIVIDEND POLICY
Amounts available for distribution
      At each general shareholders’ meeting, our board of directors must propose the allocation of net profits earned during the preceding year (based on our non-consolidated annual financial statements). Brazilian corporation law provides that a company’s net profit is defined as the results from the year, after deductions of income tax and social contribution on the net profit for that year, net of accumulated losses from preceding years and amounts allocated to profit-sharing plans. Brazilian corporation law also provides that the amounts available for distribution of dividends are the amounts corresponding to the net profit:

•	less the amount allocated to the legal reserve; and

•	less the amount allocated to the contingency reserve, if any.
      The payment of dividends may be limited to the amount of net profit earned, provided the difference is recorded as a future profit reserve, as discussed below. The calculation of our net income for this purpose is made in accordance with Brazilian GAAP, which differs from U.S. GAAP in certain significant respects.
      According to the Brazilian corporation law and our by-laws, we must maintain a legal reserve to which we must allocate 5% of our profit for each year until we reach 20% of the paid-up capital. We are not required to allocate any amount to the legal reserve in any year in which that reserve, when added to the others, is equal to or greater than 30% of our total capital. Accumulated losses, if any, can be offset by the legal reserve. If not utilized for these purposes, the legal reserve can only be utilized for a capital increase. The legal reserve is subject to approval of the shareholders at a regular shareholders’ meeting, and can be transferred to the capital, but it is not available for the payment of dividends in subsequent years. Our net-profit calculations and allocations to reserves for any year are determined based on non-consolidated annual financial statements prepared in accordance with Brazilian GAAP.
      Brazilian corporation law provides that part of a company’s net profit can be utilized to constitute discretionary or statutory reserves, which must be described in the company’s by-laws, precisely and comprehensively indicating the purpose of such reserves, the criteria for determining the annual portion of net profits that will be allocated for constituting the reserves and the maximum limit of the reserves. Currently, our by-laws do not provide for the constitution of statutory reserves or contingency reserves.
      According to Brazilian corporation law, the amount of mandatory dividend that exceeds the net profit realized in any year can be allocated for future-profit reserves and the payment of mandatory dividends can be limited to the amount of net profit earned in the year. The profits from any future year consist of the sum of (i) the portion of positive net profit equal to the net worth equivalency in that year, if any, and (ii) profit derived from transactions in respect of which the due date for repayment occurs after the end of the following year. To the extent that amounts allocated for future profits reserve are earned in subsequent years, those amounts must be added to the payment of dividends relative to the year in which they were earned. The profits recorded in the future profits reserve, when earned and if not absorbed by losses in later years, must be added to the first dividends declared after they are earned.
      A company is permitted to allocate to the future profit reserves all income from equity gains in subsidiaries that are not distributed to the company in the form of cash dividends. When such gains are distributed to the company in the form of cash dividends, the company is required to reverse the reserve. Under Brazilian corporate law, our shareholders may decide, upon a proposal of our board of directors, to allocate a discretionary amount of our net profits to a contingency reserve for estimated future losses which are deemed probable.
      The distributable amount may be further increased by the reversal of such reserve in the fiscal year when the reasons that justified the creation of such reserve cease to exist or in which the anticipated loss occurs. Accordingly, there is no specific percentage of net profit allocable to this type of reserve.

      The amounts available for distribution can be increased by reversing the contingency reserve for losses considered probable, established in previous years, but not realized. Allocations to the contingency reserve are also subject to the approval of shareholders at a shareholders’ meeting.
      The balance of the profit reserve accounts (except for contingency reserves and future profit reserves) must not exceed our total capital. In the event that the balance of the profit reserve accounts did exceed our capital, a shareholders’ meeting must decide if the excess amount will be utilized to pay the subscribed but not paid-up capital, subscription of new shares or the distribution of dividends.
      Brazilian corporation law provides that any net profit not allocated for the accounts set out above must be distributed as dividends.
Mandatory dividend
      Brazilian corporation law generally requires that the by-laws of each company must specify the minimum available percentage of profit to be distributed to shareholders as dividends, also known as the mandatory dividend.
      The compulsory dividend is based on a percentage of adjusted profit (and must be a minimum of 25%) instead of being based on a fixed monetary amount per share. In the event that a company’s by-laws does not specifically address this issue, Brazilian corporation law provides that the applicable percentage is 50%. Our by-laws provide that at least 25% of the balance of the net profit from the preceding year (as calculated in accordance with Brazilian corporation law and Brazilian GAAP) must be distributed as mandatory dividends. Brazilian corporation law allows us, however, to suspend the mandatory dividend in any year in the event that our board of directors informs the shareholders’ general meeting that the distribution would not be feasible in light of our financial situation. Any such suspension of the compulsory dividend is subject to both the review of our fiscal council and approval of the shareholders’ meeting. In the case of a public company, the board of directors must file a specific justification for the suspension with the CVM within five days of the shareholders’ meeting. Any dividends not distributed as a result of any such suspension must be allocated to a special reserve. If not absorbed by subsequent losses, that amount must be distributed in the form of dividends as soon as the company’s financial situation allows such distribution.
Distribution of dividends
      Brazilian corporation law provides that we must hold a general shareholders’ meeting by April 30th of each year at which, in addition to other matters, shareholders must make decisions regarding the allocation of our net profit with respect to the fiscal year ended immediately prior to our shareholders’ meeting and the distribution of our annual dividends. Interim dividends may also be declared by our board of directors. Any payment of an interim dividend may be set off against the amount of the mandatory dividend distribution for that fiscal year. Any holder of shares at the time of the declaration of dividends has the right to receive those dividends. Dividends corresponding to shares held by custodians are paid to the custodian for distribution to shareholders. According to Brazilian corporation law, dividends must generally be paid to owners within 60 days after the dividend is declared, unless shareholders elect a different payment date which, in any case, must occur before the end of the year in which the dividend was declared. Dividends attributed to shareholders and not claimed shall not earn interest or be subject to inflation adjustment and the statute of limitations in respect of receiving such dividends will expire (in our favor) three years from the date such dividends were attributed to the shareholders.
Interest on shareholders’ equity
      According to current Brazilian tax law, companies have been authorized since January 1, 1996 to distribute interest on shareholders’ equity instead of dividends and treat such distributions as deductible expenses for the purposes of income tax. Since 1998, such distributions may also be treated as deductible expenses for the purposes of social contributions. Such interest, which may be paid at the discretion of our board of directors, subject to approval of the shareholders’ meeting, is limited to the daily variations in the TJLP on a pro-rated basis and may not exceed the greater of:

•	50% of net income (after deducting provisions for social contribution on the net profit and before provision for income tax and interest on the company’s own capital) for the period for which the payment is made; or

•	50% of retained profits and profit reserves at the beginning of the year in relation to which the payment is made.
      For accounting purposes, although the deductible expense must be reflected in our statement of income in order to be deductible, the expense is immediately reversed before calculating net profit for the statutory financial statements and deducted from net worth in a manner similar to a dividend. Income tax of 15% (or 25% in the event that the shareholder resides in a tax haven jurisdiction) is withheld at source and owed by shareholders upon receipt of the interest, however the tax is normally paid by the companies on behalf of the shareholders upon distribution of the interest.
      Our by-laws and article 9, paragraph 7, of Law No. 9,249/95 provide that interest on Net Equity can be attributed to the payment of dividends for purposes of the mandatory dividend.
Our dividend policy
      We have not distributed dividends or interest on capital to our shareholders since 1997 because we had accumulated losses for those years. As of June 30, 2005, we no longer had accumulated losses at a level that would prevent us from paying dividends and our board of directors has declared a dividend payment of R$29,404,862 in respect of the year ended December 31, 2005, subject to the approval of our shareholders. However, we cannot assure you that we will pay dividends in the future. We intend that any distribution of dividends or interest on capital be made in future will be made in accordance with Brazilian corporation law and our by-laws. Our board of directors may declare dividends and elect that they be paid against either accumulated profits or existing profits reserves, following approval at a shareholders’ meeting. The amount distributed will depend on various factors such as our financial condition and results of our operations, our cash requirements, prospects and other factors considered relevant by our board of directors and shareholders. Holders of our ADSs will be entitled to the same rights in respect of any distribution of dividends as holders of our preferred shares.
      In addition, the payment of dividends to our shareholders is contingent upon the net profit distributed as dividends by our operating subsidiaries. We may not be able to pay dividends to our shareholders in the event that our operational subsidiaries are unable to distribute dividends. See “— Amounts available for distribution.”
Restrictions On Foreign Investments
      There are no restrictions on ownership of our preferred shares by individuals or legal entities domiciled outside Brazil, except in relation to companies holding concessions in relation to air transportation (see “Regulation of the Brazilian Civil Aviation Industry”). However, the right to convert dividend payments, sale proceeds or other amounts with respect to their shares eligible to the remitted in foreign currency outside Brazil is subject to registration of investments with the Central Bank.
      Foreign investors must either register their investment as a direct foreign investment before the Central Bank of Brazil under Law 4,131/62, or as a foreign portfolio investment before the CVM under Resolution No. 2,689/00 and Instruction No. 325.
      Foreign investors with direct foreign investments registered under Law 4,131/62 may divest through private transactions or transactions conducted through the stock exchange or over-the-counter market and are generally subject to less favorable tax treatment as compared to foreign investors with investments in portfolio pursuant to Resolution No. 2,689/ 00 and Instruction No. 325.

      Under Resolution No. 2,689/00, foreign investors with portfolio investments registered with the CVM may only buy and sell shares on the São Paulo Stock Exchange or on the over-the-counter market, except in certain cases, such as the acquisition of shares in public offerings. Investors under these regulations are also generally entitled to favorable tax treatment. See “Taxation — Brazilian tax considerations.”
Options
      There are currently 715,252 outstanding options for the purchase and sale of our preferred shares.
Arbitration
      Any and all dispute or disputes between us, our shareholders, managers and Fiscal Council among ourselves or involving BOVESPA itself, other companies registered on the Level 2 segment of BOVESPA, or arising out of or in connection with the interpretation of our by-laws, Brazilian corporation law, the agreement pursuant to which we adopted BOVESPA’s Level 2 differentiated corporate governance practices, if applicable, practices established by the National Monetary Council, the Central Bank, the CVM and other stock market practices shall be resolved through arbitration, in accordance with the terms of BOVESPA’s market arbitration chamber regulation.
Registration of Our Shares; Form and Transfer
      Our preferred shares are held in registered book-entry form, using the book-entry form services of Banco Itaú S.A., as custodian. Transfer of our preferred shares is carried out by means of an entry in their books, by debiting the share account of the transferor and crediting the share account of the transferee.
      Transfer of shares by a foreign investor are made in the same way and executed by the investor’s local agent on the investor’s behalf except that, if the original investment was registered with the Central Bank pursuant to foreign investment regulations, the foreign investor should also seek amendment, if necessary, through its local agent, of the Certificate of Registration to reflect the new ownership.
      The São Paulo Stock Exchange operates a central and fungible clearing system through the CBLC. A holder of our preferred shares may choose, at its discretion, to participate in these systems and all shares elected to be put into the systems will be deposited in custody with the relevant stock exchange (through a Brazilian institution that is duly authorized to operate by the Central Bank and maintains a clearing account with the relevant stock exchange). The fact that such shares are subject to custody with the relevant stock exchange will be reflected in our registry of shareholders. Each participating shareholder will, in turn, be registered in our register of beneficial shareholders that is maintained by the relevant stock exchange and will be treated in the same way as registered shareholders.

TAXATION
      The summary below is based upon tax laws of Brazil and the United States as in effect on the date of this prospectus, which are subject to change (possibly with retroactive effect).
      There is at present no income tax treaty between Brazil and the United States. In recent years, the tax authorities of the two countries held discussions that did not, but may eventually, culminate in such a treaty. No assurance can be given as to whether or when such a treaty might enter into force or how it would effect the United States holders of our preferred shares.
Brazilian Tax Considerations
      The following discussion summarizes the material Brazilian tax consequences of the acquisition, ownership and disposition of our preferred shares or ADSs by a holder that is not domiciled in Brazil for purposes of Brazilian taxation and, in the case of preferred shares, which has registered its investment in such securities with the Central Bank as a U.S. dollar investment (in each case, a Non-Brazilian Holder). Pursuant Brazilian law, investors may invest in the preferred shares under Resolution No. 2,689.
      Resolution No. 2,689 allows foreign investors to invest in almost all financial assets and to engage in almost all transactions available in the Brazilian financial and capital markets, provided that some requirements are fulfilled. In accordance with Resolution No. 2,689, the definition of foreign investor includes individuals, legal entities, mutual funds and other collective investment entities, domiciled or headquartered abroad.
      Pursuant to Resolution No. 2,689, foreign investors must: (a) appoint at least one representative in Brazil with powers to perform actions relating to the foreign investment; (b) complete the appropriate foreign investor registration form; (c) register as a foreign investor with the Brazilian securities commission; and (d) register the foreign investment with the Central Bank.
      Securities and other financial assets held by foreign investors pursuant to Resolution No. 2,689 must be registered or maintained in deposit accounts or under the custody of an entity duly licensed by the Central Bank or the CVM. In addition, securities trading is restricted to transactions carried out in the stock exchanges or organized over-the-counter markets licensed by the CVM, except for transfers resulting from a corporate reorganization, occurring upon the death of an investor by operation of law or will or as a consequence of the delisting of the relevant shares from a stock exchange and the cancellation of the registration with the CVM.

Taxation of Dividends
      Dividends, including dividends in kind, paid by us to the depositary in respect of the preferred shares underlying the ADSs or to a Non-Brazilian Holder in respect of preferred shares generally will not be subject to Brazilian income withholding tax provided that they are paid out of profits generated as of or after January 1, 1996. Dividends relating to profits generated prior to December 31, 1995 are subject to a Brazilian withholding tax of 15% to 25% according to the tax legislation applicable to each corresponding year.

Taxation of Gains
      Gains realized outside Brazil by a Non-Brazilian Holder on the disposition of ADSs to another Non-Brazilian Holder are not currently subject to Brazilian tax. However, according to Law No. 10,833, enacted on December 29, 2003, or Law No. 10,833, the disposition of assets located in Brazil by a Non-Brazilian Holder, whether to other Non-Brazilian Holders or Brazilian holders, may become subject to taxation in Brazil. Although we believe that the ADSs do not fall within the definition of assets located in Brazil for purposes of Law No. 10,833, considering the general and unclear scope of such provisions and the lack of a judicial court ruling in respect thereto, we are unable to predict whether such understanding will ultimately prevail in the courts of Brazil.
      For purposes of Brazilian taxation, there are two types of Non-Brazilian Holders of preferred shares or ADSs: (a) Non-Brazilian Holders that are not resident or domiciled in a tax haven jurisdiction (i.e., a country or location that does not impose income tax or where the maximum income tax rate is lower than 20% or where the internal legislation imposes restrictions to disclosure of shareholding composition or the ownership of the investment), and that, in the case of holders of preferred shares, are registered before the Central Bank and the CVM to invest in Brazil in accordance with Resolution No. 2,689; and (b) other Non-Brazilian Holders, which include any and all non-residents of Brazil who invest in equity securities of Brazilian companies through any other means and all types of investors that are located in tax haven jurisdiction. The investors mentioned in item (a) above are subject to a favorable tax regime in Brazil, as described below.
      The deposit of preferred shares in exchange for ADSs may be subject to Brazilian tax on capital gains at the rate of 15%, if the amount previously registered with the Central Bank as a foreign investment in the preferred shares is lower than (a) the average price per preferred share on a Brazilian stock exchange on which the greatest number of such shares were sold on the day of deposit; or (b) if no preferred shares were sold on that day, the average price on the Brazilian stock exchange on which the greatest number of preferred shares were sold in the 15 trading sessions immediately preceding such deposit. In such case, the difference between the amount previously registered and the average price of the preferred shares calculated as above will be considered to be a capital gain. Such taxation is not applicable in case of investors registered under Resolution No. 2,689 which are not located in a tax haven jurisdiction, which are currently tax exempt from income tax in such transaction.
      The withdrawal of ADSs in exchange for preferred shares is not subject to Brazilian tax. Upon receipt of the underlying preferred shares, a Non-Brazilian Holder registered under Resolution No. 2,689 will be entitled to register the U.S. dollar value of such shares with the Central Bank as described below.
      As a general rule, Non-Brazilian Holders registered under Resolution No. 2,689 that are not located in a tax haven jurisdiction are subject to income tax at a rate of 15% on gains realized on sales or exchanges of preferred shares outside a Brazilian stock exchange. With reference to proceeds of a redemption or of a liquidating distribution with respect to the preferred shares, the difference between the amount effectively received by the shareholder and the amount of foreign currency registered with the Central Bank, translated into reais at the commercial market rate on the date of the redemption or liquidating distribution, will be also subject to income tax at a rate of 15% once such transactions are treated as a sale or exchange not carried out on Brazilian stock exchange. In both cases, if the Non-Brazilian Holders are located in tax haven jurisdictions, the applicable rate is 25%. Gains realized arising from transactions on a Brazilian stock exchange by an investor registered under Resolution No. 2,689 that is not located in a tax haven jurisdiction are exempt from Brazilian income tax. This preferential treatment under Resolution No. 2,689 does not apply to Non-Brazilian Holders of the preferred shares or ADSs that are resident in a tax haven jurisdiction, in which case, gains realized on transactions performed by such holder on the Brazilian stock exchange are subject to the same tax rate that is applicable to a Brazilian resident. Pursuant to Law No. 11,033 of December 21, 2004, the rate applicable to Brazilian residents in transaction entered as of January 1, 2005 was established at 15%, being also subject to a withholding tax of 0.005% (to be offset against tax due on eventual capital gains).
      Therefore, Non-Brazilian Holders are subject to income tax at a rate of 15% on gains realized on sales or exchanges in Brazil of preferred shares that occur on a Brazilian stock exchange, unless such sale is made by a Non-Brazilian Holder that is not resident in a tax haven jurisdiction, and (a) such a sale is made within five business days of the withdrawal of such preferred shares in exchange for ADSs and the proceeds of such sale are remitted abroad within such Five-day period, or (b) such a sale is made under Resolution No. 2,689 by Non-Brazilian Holders that register with the CVM. In these two cases the transaction will be tax exempt.

      The “gain realized” as a result of a transaction on a Brazilian stock exchange is the difference between the amount in Brazilian currency realized on the sale or exchange of the shares and their acquisition cost, without any correction for innovation. The “gain realized” as a result of a transaction that occurs other than on a Brazilian stock exchange, with shares that are registered under a certificate of registration of investment (other than under Resolution No. 2,689), will be calculated based on the foreign currency amount registered with the Central Bank which will be translated into reais at the commercial market rate of the date of such sale or exchange. There can be no assurance that the current preferential treatment for holders of ADSs and Non-Brazilian Holders of preferred shares under Resolution No. 2,689 will continue or will not be changed in the future. Reductions in the tax rate provided for by Brazil’s tax treaties do not apply to tax on gains realized on sales or exchanges of preferred shares.
      Any exercise of preemptive rights relating to the preferred shares or ADSs will not be subject to Brazilian taxation. Any gain on the sale or assignment of preemptive rights relating to preferred shares by the depositary on behalf of holders of ADSs will be subject to Brazilian income taxation according to the same rules applicable to the sale or disposition of preferred shares.

Distributions of Interest Attributable to Shareholders’ Equity.
      In accordance with Law No. 9,249, dated December 26, 1995, as amended Brazilian corporations may make payments to shareholders characterized as distributions of interest on the company’s shareholders’ equity. Such interest is calculated by reference to the TJLP as determined by the Central Bank from time to time and cannot exceed the greater of:

•	50% of net income (after social contribution on profits and before taking such distribution and any deductions for corporate income tax into account) for the period in respect of which the payment is made; or

•	50% of the sum of retained profits and profits reserves.
      Distributions of interest on shareholders’ equity in respect of the preferred shares paid to shareholders who are either Brazilian residents or non-Brazilian residents, including holders of ADSs, are subject to Brazilian income withholding tax at the rate of 15%, or 25% in case of shareholders domiciled in a tax haven jurisdiction. The distribution of interest on shareholders’ equity may be determined by our board of directors. We cannot assure you that our board of directors will not determine that future distributions of profits may be made by means of interest on shareholders’ equity instead of by means of dividends.
      The amounts paid as distribution of interest on shareholders’ equity are deductible for corporation income tax and social contribution on profit, both of which are taxes levied on our profits, as far as the limits and rules described above are observed by us.

Other Relevant Brazilian Taxes
      There are no Brazilian inheritance, gift or succession taxes applicable to the ownership, transfer or disposition of preferred shares or ADSs by a Non-Brazilian Holder except for gift and inheritance taxes which are levied by some states of Brazil on gifts made or inheritances bestowed by individuals or entities not resident or domiciled in Brazil or domiciled within the state to individuals or entities resident or domiciled within such state in Brazil. There are no Brazilian stamp, issue, registration or similar taxes or duties payable by holders of preferred shares or ADSs. Pursuant to Decree 4,494 of December 3, 2002, the conversion into foreign currency or the conversion into Brazilian currency of the proceeds received by a Brazilian entity from a foreign investment in the Brazilian securities market, including those in connection with the investment in the preferred shares and ADSs and those made under Resolution No. 2,689, is potentially subject to an exchange transactions tax (Imposto Sobre Operações Financeiras — IOF/ Câmbio), although at present the rate of such tax is generally zero percent. Under Law No. 8,894 of June 21, 1994, or Law No. 8,894, such IOF tax rate may be increased at any time to a maximum of 25%, but any such increase will only be applicable to transactions occurring after such increase becomes effective.

      Law No. 8,894 creates the Tax on Bonds and Securities Transactions (IOF/ Títulos), which may be imposed on any transactions involving bonds and securities effected in Brazil, even if there transactions are performed on a Brazilian stock exchange. As a general rule, the rate of this tax is currently zero but the executive branch may increase such rate up to 1.5% per day, but only with respect to future transactions.
      Financial transfers are taxed by the Contribuição Provisória sobre Movimentação Financeira, or CPMF, at a rate of 0.38%. The CPMF is levied upon the remittance of proceeds on the amount converted in reais of the transaction and is required to be withheld by the financial institution that carries out the transaction. Currently, the funds transferred from a bank account to acquire shares on the Brazilian stock exchange are exempt from CPMF. In addition, Provisional Measure 281 of February 15, 2006 provides that the CPMF rate assessable on an acquisition of shares in a non-organized over the counter transaction is to be reduced to zero (provided that such acquisition relates to a public offering of shares made by a publicly-traded company). Provisional Measure 281 is currently in effect but remains subject to ratification by the Brazilian National Congress. The funds transferred abroad resulting from the disposal of these shares on the Brazilian Stock Exchange are also exempt from CPMF.
United States
      The following summary describes the material U.S. federal income tax consequences of the ownership and disposition of our ADSs or preferred shares as of the date hereof. Except where noted, this discussion deals only with U.S. Holders (as defined below) that hold our ADSs or preferred shares as capital assets for U.S. federal income tax purposes (generally, property held for investment). This summary does not represent a detailed description of the U.S. federal income tax consequences applicable to you if you are subject to special treatment under the U.S. federal income tax laws, including if you are:

•	a financial institution;

•	a dealer or trader in securities or currencies;

•	a regulated investment company;

•	a real estate investment trust;

•	an insurance company;

•	a tax-exempt organization;

•	a person holding our ADSs or preferred shares as part of a hedging, integrated or conversion transaction, a constructive sale or a straddle;

•	a person liable for alternative minimum tax;

•	a person who actually or by attribution owns 10% or more of our voting stock;

•	a partnership or other pass-through entity for U.S. federal income tax purposes; or

•	a person whose “functional currency” is not the U.S. dollar.
      The discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended (which we refer to as the Code), and regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be repealed, revoked or modified so as to result in U.S. federal income tax consequences different from those discussed below. If you are considering the purchase, ownership or disposition of our ADSs or preferred shares, you should consult your own tax advisors concerning the U.S. federal income tax consequences to you in light of your particular situation as well as any consequences arising under the laws of any other taxing jurisdiction.

      As used herein, “U.S. Holder” means a holder of our ADSs or that is for U.S. federal income tax purposes:

•	a citizen or resident alien of the United States;

•	a corporation created or organized in or under the laws of the United States or any political subdivision thereof;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust which is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust (or otherwise if the trust has a valid election in effect under current Treasury regulations to be treated as a U.S. person).
      If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) holds our ADSs or preferred shares, the tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our ADSs or preferred shares, you should consult your tax advisors.
      In general, for U.S. federal income tax purposes, U.S. Holders of the ADSs will be treated as the beneficial owners of the underlying preferred shares that are represented by such ADSs. Accordingly, deposits or withdrawals of preferred shares by U.S. Holders for the ADSs will not be subject to the U.S. federal income tax. This summary is based, in part, upon representations made by the depositary to us and assumes that the deposit agreements, and all other related agreements, will be performed in accordance with their terms.
      The U.S. Treasury has expressed concerns that parties involved in transactions where depositary shares are pre-released may be taking actions that are inconsistent with the claiming of foreign tax credits for U.S. holders of ADSs. Accordingly, the analysis of the creditability of Brazilian taxes and the availability of the reduced dividend rate discussed below could be affected by future actions that may be taken by the U.S. Treasury.

Taxation of dividends
      Subject to the discussion under “Passive Foreign Investment Company (“PFIC”) Rules” below, distributions on our ADSs or preferred shares, including distributions paid in the form of payments of interest on capital for Brazilian tax purposes, before reduction for any Brazilian income tax withheld by us, will be taxable as dividends to the extent paid out of our current or accumulated earnings and profits, as determined for U.S. federal income tax purposes. Such dividends, including any withheld taxes, will be includable as ordinary income on the day received by the depository. Such dividends will not be eligible for the dividends received deduction allowed to corporations. Under current law, dividends received before January 1, 2009 by non-corporate U.S. investors on shares of certain foreign corporations will be subject to U.S. federal income tax at a maximum rate of 15% if certain conditions are met. A U.S. Holder will be eligible for this reduced rate only if it has held the ADSs or preferred shares for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date. A U.S. Holder will not be able to claim the reduced rate for any year in which the company is treated as a PFIC. See “Passive foreign investment company rules” below.
      Based on existing guidance, it is not entirely clear whether dividends received with respect to the preferred shares will be treated as qualified dividends because the preferred shares are not themselves listed on a U.S. exchange. In addition, the U.S. Treasury has announced its intention to promulgate rules pursuant to which holders of ADSs and intermediaries through whom such securities are held will be permitted to rely on certifications from issuers to establish that dividends are treated as qualified dividends. Because such procedures have not yet been issued, it is not clear whether the company will be able to comply with them. Holders of ADSs should consult their own tax advisers regarding the availability of the reduced dividend tax rate in the light of their own particular circumstances.
      The amount of any dividend paid in reais will equal the U.S. dollar value of the reais received calculated by reference to the exchange rate in effect on the date the dividend is actually or constructively received by the depositary, regardless of whether the reais are converted into U.S. dollars at that time. A U.S. holder should not recognize any foreign currency gain or loss in respect of such distribution if the reais is converted into U.S. dollars on the date received. If any reais received are not converted into U.S. dollars on the date of receipt, you will have a tax basis in the reais equal to their U.S. dollar value on the date of receipt. Any gain or loss realized on a subsequent conversion or other disposition of the reais will be treated as U.S. source ordinary income or loss.
      Subject to generally applicable limitations and restrictions, Brazilian withholding taxes on dividends may be treated as foreign taxes eligible for credit against your U.S. federal income tax liability. In the event that you do not elect to claim a credit for foreign taxes, you may instead claim a deduction in respect of such Brazilian taxes. For purposes of calculating the foreign tax credit, dividends paid on our ADSs or preferred shares will be treated as income from sources outside the United States. The limitation on foreign taxes eligible for credit is calculated separately for specific categories of income. The rules governing the foreign tax credit are complex. You are urged to consult your tax advisors regarding the availability of the foreign tax credit under your particular circumstances.

Taxation of capital gains
      Subject to the discussion under “Passive Foreign Investment Company Rules” below, you will recognize capital gain or loss for U.S. federal income tax purposes on any sale, exchange or redemption of our ADSs or preferred shares in an amount equal to the difference between the amount realized for the ADSs or preferred shares and your tax basis in the ADSs or preferred shares. This gain or loss will be long-term capital gain or loss if you held the ADSs or preferred shares for more than one year at such time. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by you will generally be treated as U.S. source gain or loss. Consequently, you may not be able to use the foreign tax credit arising from any Brazilian tax imposed on the disposition of our ADSs or preferred shares unless such credit can be applied (subject to applicable limitations) against tax due on other income treated as derived from foreign sources in the appropriate income category. Alternatively, you may take a deduction for the Brazilian tax.
      If Brazilian tax is withheld on the sale or disposition of our ADSs or preferred shares, your amount realized will include the gross amount of the proceeds of such sale or disposition before deduction of Brazilian tax.

Passive foreign investment company rules
      We do not expect to be considered a passive foreign investment company for U.S. federal income tax purposes. Passive foreign investment company status depends on a foreign company not earning more than a permitted amount of gross income that is considered “passive income” (such as interest, dividends and certain rents and royalties) and not holding more than a permitted percentage of assets, determined by value, that produce or are held to produce passive income. Because these tests depend on our income and the fair market value of our assets from time to time, there can be no assurance that we will not be considered a passive foreign investment company for any taxable year. If you are a taxable U.S. Holder and we are treated as a passive foreign investment company for any taxable year during which you own preferred shares or ADSs, you could be subject to materially adverse consequences including the imposition of significantly greater amounts of U.S. tax liability on disposition gains and certain distributions as well as additional tax form filing requirements.

Other Brazilian taxes
      You should note that any Brazilian IOF/ Exchange Tax, IOF/ Bonds Tax or CPMF Tax (as discussed above under “Taxation — Brazil” above) may not be treated as a creditable foreign tax for U.S. federal income tax purposes, although you may be entitled to deduct such taxes, subject to applicable limitations under the Code. You should consult your tax advisors regarding the U.S. federal income tax consequences of these taxes.

Information reporting and backup withholding
      Information returns may be filed with the Internal Revenue Service in connection with distributions on our ADSs or preferred shares and the proceeds from their sale, exchange or redemption unless you establish that you are exempt from the information reporting rules, for example because you are a corporation. If you do not establish this, you may be subject to backup withholding on these payments if you fail to provide your taxpayer identification number or comply with certain certification procedures. The amount of any backup withholding from a payment to you will be allowed as a credit against your U.S. federal income tax liability and may entitle you to a refund, provided that the required information is timely furnished to the Internal Revenue Service.

UNDERWRITING
      We and the selling shareholders are offering the preferred shares and the ADSs described in this prospectus through the international underwriters and the placement agents named below (which, in the case of the preferred shares, will act as placement agents on behalf of the Brazilian underwriters) in the United States and other jurisdictions outside Brazil. Preferred shares purchased by U.S. investors will be placed outside the United States by the Brazilian underwriters, settled in Brazil and paid for in reais, and their offer is being underwritten by the Brazilian underwriters pursuant to the Instrumento Particular de Contrato de Distribuição de Ações Preferenciais de Emissão da TAM S.A., which we refer to as the Brazilian underwriting agreement. U.S. investors purchasing preferred shares must be authorized to invest in Brazilian Securities in accordance with the requirements established by the CMN and the CVM.
      Under the terms and subject to the conditions contained in an underwriting agreement dated March 9, 2006, we and the selling shareholders have agreed to sell to the international underwriters named below, for whom Credit Suisse Securities (USA) LLC and Pactual Capital Corporation are acting as representatives, the following respective numbers of ADSs:

Number of
International Underwriters	ADSs

Credit Suisse Securities (USA) LLC	9,334,782

Pactual Capital Corporation	9,334,783

Merrill Lynch, Pierce, Fenner & Smith Incorporated	1,900,000

Citigroup Global Markets, Inc.	1,100,000

J.P. Morgan Securities, Inc.	1,100,000

UBS Securities LLC	1,100,000

Total	23,869,565

      In addition, pursuant to the terms of the underwriting agreement and the intersyndicate agreement, the international underwriters will act as placement agents on behalf of the Brazilian underwriters identified below with respect to the offering of preferred shares sold to investors located outside Brazil.
      Pursuant to the Brazilian underwriting agreement, Banco de Investimentos Credit Suisse (Brasil) S.A. and Banco Pactual S.A., or the Brazilian underwriters, have agreed to offer preferred shares to investors located inside Brazil and other non-U.S. international investors that are authorized to invest in Brazilian securities either under the foreign portfolio investment requirements established by the CMN and the CVM or through foreign direct investment procedures under Law No. 4,131/62. The Brazilian underwriting agreement provides that, if any of the firm shares are not placed, the Brazilian underwriters are obligated to purchase them on a firm commitment basis on the settlement date, subject to certain conditions and exceptions. Under the terms and subject to the conditions contained in the Brazilian underwriting agreement, we and the selling shareholders have agreed to sell and the Brazilian underwriters have agreed to place, the following respective numbers of preferred shares:

Number of
Brazilian Underwriters	Preferred Shares

Banco de Investimentos Credit Suisse (Brasil) S.A.	5,874,266

Banco Pactual S.A.	5,874,267

Total	11,748,533

      The underwriting agreement provides that the international underwriters are obligated to purchase all of the ADSs if any are purchased, other than those ADSs covered by the over-allotment option described below. The underwriting agreement also provides that if an international underwriter defaults, the purchase commitments of non-defaulting international underwriters may be increased or the offering of ADSs may be terminated. In addition, pursuant to the terms of the underwriting agreement, the international underwriters will act as placement agents on behalf of the Brazilian underwriters with respect to the offer of preferred shares sold to investors located outside Brazil.

      Our ADSs are offered subject to a number of conditions, including:

•	receipt and acceptance of our ADSs by the international underwriters, and

•	the international underwriters’ right to reject orders in whole or in part.
      We have also granted the international underwriters a 30-day option (beginning on the date of this prospectus) to purchase on a pro rata basis up to 3,580,435 additional ADSs at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments in the sale of the ADSs.
      The international underwriters propose to offer the ADSs initially at the public offering price on the cover page of this prospectus and to selling group members at that price less a selling concession of US$0.29145 per ADS. After the initial public offering, the representatives may change the public offering price and concession.
      The preferred shares are being offered in Brazil to Brazilian investors and those U.S. and other international investors who register their investments as foreign direct investments before the Central Bank of Brazil under Law. No. 4,131/62 or who are registered as foreign portfolio investors with the CVM and acting through custody accounts managed by local agents pursuant to Resolution no. 2,689 of the CMN, which we refer to as Resolution 2,689.
      Investors residing outside Brazil are authorized to purchase equity instruments, including our preferred shares, on the BOVESPA provided that they comply with the registration requirements set forth in Resolution 2,689 and CVM Instruction No. 325.
      With certain limited exceptions, Resolution 2,689 investors are permitted to carry out any type of transaction in the Brazilian financial capital market involving a security traded on a stock or futures exchange or organized over-the-counter market.
      In order to become a Resolution 2,689 investor, an investor residing outside Brazil must:

•	appoint a representative in Brazil with powers to take actions relating to the investments;

•	appoint an authorized custodian in Brazil for the investments, which must be a financial institution duly authorized by the Central Bank and CVM; and

•	through its representative, register itself as a non-Brazilian investor with the CVM and the investment with the Central Bank.
      Securities and other financial assets held by non-Brazilian investors pursuant to Resolution 2,689 must be registered or maintained in deposit accounts or under the custody of an entity duly licensed by the Central Bank or the CVM. In addition, securities trading by non-Brazilian investors is generally restricted to transactions involving securities listed on Brazilian stock exchanges or traded in organized over-the-counter markets licensed by the CVM.
      Foreign investors with direct foreign investments registered under Law 4,131/62 may divest through private transactions or transactions conducted through the stock exchange or over-the-counter market and are generally subject to less favorable tax treatment as compared to foreign investors with investments in portfolio pursuant to Resolution No. 2,689/00 and CVM Instruction No. 325.
      A foreign direct investor under Law No. 4,131/62 must:

•	register as a foreign direct investor with the Central Bank;

•	obtain a taxpayer identification number from the Brazilian tax authorities;

•	appoint a tax representative in Brazil; and

•	appoint a representative in Brazil for service of process in respect of suits based on the Brazilian corporation law.

      Our preferred shares are offered subject to a number of conditions, including the Brazilian underwriters’ right to reject orders from institutional investors in whole or in part.
      We have also granted to the Brazilian underwriters a 30-day option (beginning on the date of this prospectus) to purchase on a pro rata basis up to 1,762,279 additional preferred shares at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments in the sale of the preferred shares.
      The following table summarizes the per ADS and total compensation and estimated expenses we and the selling shareholders will pay to the international underwriters, assuming both no exercise and full exercise of the international underwriters’ over-allotment option.

	Per ADS				Total

	Without		With		Without		With
	Over-allotment		Over-allotment		Over-allotment		Over-allotment

Underwriting Discounts and Commissions paid by us	US$	0.58	US$	0.58	US$	1,550,574	US$	3,637,610

Expenses payable by us	US$	0.10	US$	0.08	US$	255,453	US$	521,118

Underwriting Discounts and Commissions paid by selling shareholders	US$	0.58	US$	0.58	US$	12,362,995	US$	12,362,995

Expenses payable by the selling shareholders	US$	0.10	US$	0.08	US$	2,036,768	US$	1,771,103
      Preferred shares will initially be offered at the respective offering price set forth on the cover of this prospectus of R$42.00 per preferred share (approximately US$19.43).
      The following table summarizes the per preferred share and total compensation and estimated expenses we and the selling shareholders will pay to the Brazilian underwriters, assuming both no exercise and full exercise of the Brazilian underwriters’ over-allotment option.

	Per Preferred Share				Total

	Without		With		Without		With
	Over-allotment		Over-allotment		Over-allotment		Over-allotment

Underwriting Discounts and Commissions paid by us	US$	0.58	US$	0.58	US$	1,363,926	US$	2,391,158

Expenses payable by us	US$	0.10	US$	0.08	US$	224,703	US$	342,554

Underwriting Discounts and Commissions paid by selling shareholders	US$	0.58	US$	0.58	US$	5,484,294	US$	5,484,294

Expenses payable by the selling shareholders	US$	0.10	US$	0.08	US$	903,522	US$	785,671
      Brazilian Equity Investments III LLC, Brazilian Equity LLC and Brasil Private Equity Fundo de Investimento em Participações, some of our selling shareholders, may be deemed to be affiliates of Credit Suisse Securities (USA) LLC, one of the international underwriters. The offering is therefore being conducted in accordance with the applicable provisions of Rules 2710(h) and 2720 of the Conduct Rules of the National Association of Securities Dealers, Inc. (or NASD). Rule 2720 requires that the initial public offering price of the ADSs and the preferred shares not be lower than that recommended by a “qualified independent underwriter” meeting certain standards. Accordingly, Merrill Lynch, Pierce, Fenner & Smith Incorporated will assume the responsibilities of acting as the qualified independent underwriter in pricing the offering and conducting due diligence. The initial public offering price of the ADSs and the preferred shares, when sold to the public at the public offering price set forth on the cover page of this prospectus, is no lower than that recommended by Merrill Lynch, Pierce, Fenner & Smith Incorporated.

      We, TEP, the selling shareholders and each of our directors and executive officers have agreed with the international underwriters and the Brazilian underwriters, for a period of 180 days following the date of the final prospectus, not to issue, offer, sell, contract to sell, pledge, loan, grant any option to purchase, make any short sale or otherwise dispose of, or grant any rights or, in the case of our company, file a registration statement under the Securities Act or Brazilian laws, in all cases with respect to, any preferred shares or any options or warrants to purchase any preferred shares, or any securities convertible into, or exchangeable for, or that represent the right to receive preferred shares. Additionally, we, TEP, the selling shareholders and each of our directors and executive officers have agreed with the international underwriters and the Brazilian underwriters, for the 180-day period referred to in the preceding sentence, not to enter into any swap or other arrangement that transfers to another party, in whole or in part, any of the economic consequences of the ownership of preferred shares or of any securities convertible into or exercisable or exchangeable for preferred shares, or of warrants or other rights to purchase preferred shares, whether any such transaction is to be settled by delivery of preferred shares or such other securities, in cash or otherwise, and not to publicly announce an intention to effect any transaction described in this paragraph. We call such actions, other than issuance, “transfer.”
      Under this agreement, the following transfers can be made:

•	a transfer by us, TEP, any of the selling shareholders or any of our directors or executive officers to any of its affiliates or shareholders, as the case may be;

•	a transfer among our affiliates or shareholders or among affiliates or shareholders or each of TEP, any of their selling shareholders or any of their directors or executive officers, as the case may be;

•	a transfer in connection with the appointment or the removal of a director from office;

•	the issue, by us, of shares in connection with stock option plans to our employees and other persons which contribute with our business; and

•	transfers in connection with share loans related to the implementation of this offering.
      In any of the first four cases, the transferor must cause the relevant transferee to agree to formally adhere in writing to the lock-up agreement.
      We cannot assure you that the international underwriters and the Brazilian underwriters will not waive these lock-up obligations, in which case these preferred shares would become eligible for sale earlier.
      Neither we, the international underwriters nor the Brazilian underwriters can predict the effect, if any, that future sales of the preferred shares or ADSs, or the availability of such preferred shares or ADSs for future sale, will have on the market price of the preferred shares or ADSs prevailing from time to time or on our ability to raise capital in the future. Sales of substantial amounts of preferred shares or ADSs in the public market, or the perception that such sales could occur, could adversely affect the prevailing market price of the preferred shares or ADSs and our ability to sell shares or ADSs in the future at a time and at a price that we deem appropriate.
      We have agreed to indemnify the several international underwriters against liabilities under the Securities Act, or contribute to payments which the international underwriters may be required to make in that respect.
      Credit Suisse Securities (USA) LLC, which may be deemed an affiliate of some of our shareholders, is participating in this proposed offer and sale of the ADSs and preferred shares as global coordinator and joint bookrunner. The participation of Credit Suisse Securities (USA) LLC could present a conflict of interest since it may have an interest in the successful completion of this offering in addition to receiving underwriting discounts and commissions. The offering will be conducted in accordance with all applicable provisions of NASD Conduct Rules 2710(h) and 2720 and, accordingly, Merrill Lynch, Pierce, Fenner & Smith Incorporated is assuming the responsibilities of acting as the qualified independent underwriter in pricing the offering and conducting due diligence.
      Under U.S. Federal Securities laws, the selling shareholders may be deemed to be underwriters.

      The international underwriters and their affiliates and the Brazilian underwriters and their affiliates have provided and may in the future provide certain commercial banking, financial advisory and investment banking services for us, for which they receive fees.
      The international underwriters and their affiliates and the Brazilian underwriters and their affiliates may from time to time in the future engage in transactions with us and perform services for us in the ordinary course of their business.
      In connection with the offering the international underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	Over-allotment involves sales by the international underwriters of ADSs in excess of the number of ADSs the international underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of ADSs over-allotted by the international underwriters is not greater than the number of ADSs that they may purchase in the over-allotment option. In a naked short position, the number of ADSs involved is greater than the number of ADSs in the over-allotment option. The international underwriters may close out any short position by either exercising their over-allotment option and/or purchasing ADSs in the open market.

•	Syndicate covering transactions involve purchases of the ADSs in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of ADSs to close out the short position, the international underwriters will consider, among other things, the price of ADSs available for purchase in the open market as compared to the price at which they may purchase ADSs through the over-allotment option. If the international underwriters sell more ADSs than could be covered by the over-allotment option, a naked short position, that position can only be closed out by buying ADSs in the open market. A naked short position is more likely to be created if the international underwriters are concerned that there may be downward pressure on the price of the ADSs in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the ADSs originally sold by the syndicate member are purchased in a stabilizing transaction or a syndicate covering transaction to cover syndicate short positions.

•	In passive market making, market makers in the ADSs who are international underwriters or prospective international underwriters may, subject to limitations, make bids for or purchases of the ADSs until the time, if any, at which a stabilizing bid is made.
      These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of the ADSs or preventing or retarding a decline in the market price of the ADSs. As a result the price of the ADSs may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the NYSE or otherwise and, if commenced, may be discontinued at any time without notice.
      The Brazilian lead manager, through its brokerage house, may carry out stabilization activities in BOVESPA. Stabilization activities may be carried out for 30 (thirty) days from the date of this prospectus. A stabilization activities agreement, in a form approved by the CVM, was executed simultaneously with the execution of the Brazilian underwriting agreement.
      Stabilization activities in the BOVESPA will be carried out at the sole discretion of the Brazilian lead manager. In addition, we cannot forecast the effect of stabilization activities in relation to the price of our preferred shares.
      We have applied for the ADSs to be approved for listing on the NYSE under the symbol “TAM.”

NOTICE TO CANADIAN RESIDENTS
Resale Restrictions
      The distribution of the ADSs and the preferred shares in Canada is being made only on a private placement basis exempt from the requirement that we and the selling shareholders prepare and file a prospectus with the securities regulatory authorities in each province where trades of ADSs or preferred shares are made. Any resale of the ADSs or preferred shares in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the ADSs or preferred shares.
Representations of Purchasers
      By purchasing ADSs or preferred shares in Canada and accepting a purchase confirmation a purchaser is representing to us, the selling shareholders and the dealer from whom the purchase confirmation is received that:

•	the purchaser is entitled under applicable provincial securities laws to purchase the ADSs or preferred shares without the benefit of a prospectus qualified under those securities laws,

•	where required by law, that the purchaser is purchasing as principal and not as agent,

•	the purchaser has reviewed the text above under Resale Restrictions, and

•	the purchaser acknowledges and consents to the provision of specified information concerning its purchase of the ADSs or preferred shares to the regulatory authority that by law is entitled to collect the information.
Further details concerning the legal authority for this information is available on request.
Rights of Action – Ontario Purchasers Only
      Under Ontario securities legislation, certain purchasers who purchase a security offered by this prospectus during the period of distribution will have a statutory right of action for damages, or while still the owner of the ADSs or preferred shares, for rescission against us and the selling shareholders in the event that this prospectus contains a misrepresentation without regard to whether the purchaser relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for the ADSs or preferred shares. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for the ADSs or preferred shares. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us or the selling shareholders. In no case will the amount recoverable in any action exceed the price at which the ADSs or preferred shares were offered to the purchaser and if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, we and the selling shareholders will have no liability. In the case of an action for damages, we and the selling shareholders will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of the ADSs or preferred shares as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.

Enforcement of Legal Rights
      All of our directors and officers as well as the experts named herein and the selling shareholders may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.
Taxation and Eligibility for Investment
      Canadian purchasers of ADSs or preferred shares should consult their own legal and tax advisors with respect to the tax consequences of an investment in the ADSs or preferred shares in their particular circumstances and about the eligibility of the ADSs or preferred shares for investment by the purchaser under relevant Canadian legislation.

EXPENSES RELATING TO THIS OFFERING
      Set forth below is an itemization of the total expenses, excluding underwriting discounts and commissions, that we and the selling shareholders expect to incur in connection with this offering. With the exception of the SEC registration fee and the National Association of Securities Dealers, Inc. filing fee, all amounts are estimates.

SEC Registration Fee	US$	99,806

New York Stock Exchange Listing Fee	US$	200,000

National Association of Securities Dealers, Inc. Filing Fee	US$	75,500

CVM Registration Fee(1)	US$	76,678

Printing Expenses(1)	US$	555,170

Legal Fees and Expenses(1)	US$	693,963

Accounting Fees and Expenses(1)	US$	1,022,438

Miscellaneous(1)	US$	1,017,812

Total	US$	3,741,367

(1)	Translated from real amounts using the rate of R$2.1615 to US$1.00, being the real/US dollar exchange rate reported by the Central Bank on March 9, 2006.
VALIDITY OF SECURITIES
      The validity of the ADSs will be passed upon for us by Clifford Chance US LLP, New York, New York and for the underwriters by Cleary Gottlieb Steen & Hamilton LLP, New York, New York. The validity of the preferred shares and other matters governed by Brazilian law will be passed upon for us by Machado, Meyer, Sendacz e Opice — Advogados, São Paulo, Brazil. Certain matters of Brazilian law will be passed upon for the underwriters by Pinheiro Neto Advogados, São Paulo, Brazil.
EXPERTS
      PricewaterhouseCoopers Auditores Independentes, independent registered public accounting firm, have audited our consolidated annual financial statements at December 31, 2005 and 2004, and for each of the three years in the period ended December 31, 2005, as set forth in their report. We have included our consolidated annual financial statements in this prospectus and elsewhere in the registration statement in reliance on PricewaterhouseCoopers Auditores Independentes’ report, given on their authority as experts in accounting and auditing. PricewaterhouseCoopers’ São Paulo address is Av. Francisco Matarazzo, 1700-Torre Torino, 05001-400 São Paulo. SP, Brazil
WHERE YOU CAN FIND MORE INFORMATION
      We have filed with the Commission a registration statement (including amendments and exhibits to the registration statement) on Form F-1 under the Securities Act. This prospectus, which is part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. For further information, we refer you to the registration statement and the exhibits and schedules filed as part of the registration statement. If a document has been filed as an exhibit to the registration statement, we refer you to the copy of the document that has been filed. Each statement in this prospectus relating to a document filed as an exhibit is qualified in all respects by the filed exhibit.

      We are subject to the informational requirements of the U.S. Securities Exchange Act of 1934, which is also known as the Exchange Act. Accordingly, we are required to file reports and other information with the Commission, including annual reports on Form 20-F and reports on Form 6-K. You may inspect and copy reports and other information to be filed with the Commission at the public reference facilities maintained by the Commission at 100 F Street, N.E., Washington D.C. 20549. Copies of the materials may be obtained from the Public Reference Room of the Commission 100 F Street, N.E., Washington, D.C. 20549 at prescribed rates. The public may obtain information on the operation of the Commission’s Public Reference Room by calling the Commission in the United States at 1-800-SEC-0330. In addition, the Commission maintains an internet website at http://www.sec.gov, from which you can electronically access the registration statement and its materials.
      As a foreign private issuer, we are not subject to the same disclosure requirements as a domestic U.S. registrant under the Exchange Act. For example, we are not required to prepare and issue quarterly reports. However, we furnish our shareholders with annual reports containing financial statements audited by our independent registered public accounting firm and make available to our shareholders quarterly reports containing unaudited financial data for the first three quarters of each fiscal year. We file annual reports on Form 20-F within the time period required by the Commission, which is currently six months from December 31, the end of our fiscal year.
      We will send the depositary a copy of all notices that we give relating to meetings of our shareholders or to distributions to shareholders or the offering of rights and a copy of any other report or communication that we make generally available to our shareholders. The depositary will make all these notices, reports and communications that it receives from us available for inspection by registered holders of ADSs at its office. The depositary will mail copies of those notices, reports and communications to you if we ask the depositary to do so and furnish sufficient copies of materials for that purpose.
      We also file financial statements and other periodic reports with the CVM located at Rua Sete de Setembro, 111, Rio de Janeiro, Rio de Janeiro 20159-900, Brazil.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders
TAM S.A.

1	We have audited the accompanying consolidated balance sheets of TAM S.A. and its subsidiaries (the “Company”) as of December 31, 2005 and 2004, and the related consolidated statements of operations, of changes in shareholders’ equity, of changes in financial position and of cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements.

2	We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

3	In our opinion the consolidated financial statements referred to above present fairly, in all material respects, the financial position of TAM S.A. and its subsidiaries at December 31, 2005 and 2004, and the results of their operations, the changes in the shareholders’ equity, the changes in their financial position and their cash flows for each of the three years in the period ended December 31, 2005, in conformity with accounting practices adopted in Brazil.

4	Accounting practices adopted in Brazil vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effects of such differences is presented in Note 29 to the consolidated financial statements.
São Paulo, February 14, 2006
/s/ PricewaterhouseCoopers
Auditores Independentes

TAM S.A.
CONSOLIDATED BALANCE SHEETS AT DECEMBER 31

	2005	2004

	In thousands of reais

ASSETS
Current assets

Cash and banks	92,935	85,920

Financial investments	902,517	210,941

Customer accounts receivable	763,165	553,329

Inventories	104,565	94,102

Taxes recoverable	43,035	26,843

Deferred income tax and social contribution	23,782	39,897

Prepaid expenses	129,479	86,848

Advances to aircraft manufacturers	100,995	29,085

Other	21,758	17,025

	2,182,231	1,143,990

Long-term assets

Deposits in guarantee	118,660	123,073

Deferred income tax and social contribution	166,236	149,244

Judicial deposits	55,877	47,937

Other	12,466	14,614

	353,239	334,868

Permanent assets

Goodwill and other investments	1,504	2,845

Property, plant and equipment	768,606	715,289

Deferred charges	5,228	6,291

	775,338	724,425

Total assets	3,310,808	2,203,283

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities

Suppliers	282,048	264,216

Short-term debt including current portion of long-term debt	118,448	119,577

Finance lease and operating lease liabilities	62,049	54,968

Debentures	26,109	23,619

Salaries and payroll charges	134,048	121,104

Advance ticket sales	557,647	367,335

Taxes and tariffs payable	35,156	49,345

Income tax and social contribution payable	27,073	3,072

Dividends payable	29,405	—

Other	121,146	78,431

	1,393,129	1,081,667

Long-term liabilities

Long-term debt	151,405	30,975

Debentures	33,244	51,529

Finance lease and operating lease liabilities	155,703	206,391

Return of Fokker 100 fleet	85,004	110,225

Deferred income tax and social contribution	63,287	56,822

Provision for contingencies and tax obligations under judicial dispute	654,101	449,999

Other	1,906	11,752

	1,144,650	917,693

Deferred income	11,099	11,099

Minority interest	1,843	2,027

Shareholders’ equity

Capital (representing 59,816,248 common shares and 84,243,214 preferred shares at December 31, 2005 and 59,816,248 common shares and 62,913,094 at December 31, 2004 (considering the retroactive effects of the share split for December 31, 2004 — Note 19(a)))	153,909	120,749

Capital reserve	350,782	—

Revaluation reserve	161,196	137,669

Revenue reserves	94,200	—

Retained earnings (deficit)	—	(67,621)

	760,087	190,797

Total liabilities and shareholders’ equity	3,310,808	2,203,283

The accompanying notes are an integral part of these consolidated financial statements.

TAM S.A.
CONSOLIDATED STATEMENTS OF OPERATIONS
Years Ended December 31

	2005	2004	2003

	In thousands of reais, except amounts per
	thousand shares

Gross operating revenue
Air transportation revenues

Domestic	4,192,698	3,233,300	2,687,676

International	1,033,556	893,140	679,420

Cargo	407,147	318,953	235,839

Other operating revenues	276,735	298,888	164,848

	5,910,135	4,744,281	3,767,783

Taxes and deductions	(261,370)	(223,910)	(176,440)

Net operating revenue	5,648,765	4,520,371	3,591,343

Cost of services rendered	(3,796,886)	(3,010,070)	(2,653,369)

Gross profit	1,851,879	1,510,301	937,974

Operating income (expenses)

Selling	(1,078,181)	(890,957)	(720,920)

General and administrative	(324,699)	(310,627)	(242,577)

Executive management fees	(22,088)	(13,998)	(7,146)

Financial expenses	(198,282)	(114,381)	(215,164)

Financial income	105,721	31,806	476,607

Other operating expenses, net	(30,806)	(14,610)	(8,821)

	(1,548,335)	(1,312,767)	(718,021)

Operating income	303,544	197,534	219,953

Non-operating income (expenses), net	(8,046)	300,126	15,381

Income before income tax and social contribution	295,498	497,660	235,334

Income tax and social contribution

Current	(153,636)	(81,292)	—

Deferred	45,159	(74,673)	(61,288)

Income before minority interest	187,021	341,695	174,046

Minority interest	353	(563)	(242)

Net income for the year	187,374	341,132	173,804

Net income per thousand shares at the end of the year (considering the retroactive effects of share split for 2004 and 2003 described in Note 19(a))	1.30	5.56	2.83

The accompanying notes are an integral part of these consolidated financial statements

TAM S.A.
STATEMENT OF CHANGES IN SHAREHOLDER’S EQUITY

						Retained
		Capital	Revaluation			Earnings
	Capital	Reserve	Reserve	Revenue Reserves		(Deficit)	Total

				Legal	Retention
				Reserve	of Profits

	In thousands of reais

At December 31, 2002	118,056	—	709,663	—	—	(623,244)	204,475

Issuance and exchange of shares for acquisition of Transportes Aéreos del Mercosur S.A. (Note 19(a))	2,693	—	—	—	—	—	2,693

Reversal of revaluation reserve upon change in type of aircraft lease	—	—	(77,537)	—	—	—	(77,537)

Realization of revaluation reserve, net (Note 19(d))	—	—	(33,103)	—	—	33,103	—

Revaluation, net of tax effects	—	—	(261,509)	—	—	—	(261,509)

Net income for the year	—	—	—	—	—	173,804	173,804

At December 31, 2003	120,749	—	337,514	—	—	(416,337)	41,926

Reversal of tax effects on revaluation	—	—	7,046	—	—	—	7,046

Reversal of revaluation reserve upon change in type of aircraft engines	—	—	(4,023)	—	—	—	(4,023)

Reversal of revaluation reserve upon change in type of aircraft lease (Note 12(b))	—	—	(226,560)	—	—	—	(226,560)

Realization of revaluation reserve, net (Note 19(d))	—	—	(7,584)	—	—	7,584	—

Revaluation, net of tax effects (Note 10)	—	—	31,276	—	—	—	31,276

Net income for the year	—	—	—	—	—	341,132	341,132

At December 31, 2004	120,749	—	137,669	—	—	(67,621)	190,797

Capital increase	33,160	—	—	—	—	—	33,160

Premium on subscription of shares	—	350,782	—	—	—	—	350,782

Reversal of deferred income tax	—	—	1,163	—	—	—	1,163

Reversal of revaluation reserve upon disposal of aircraft engines	—	—	(1,405)		—	—	(1,405)

Realization of revaluation reserve, net (Note 19(e))	—	—	(3,852)	—	—	3,852	—

Revaluation, net of tax effects (Note 10)	—	—	27,621	—	—		27,621

Net income for the year	—	—	—	—	—	187,374	187,374

Appropriation of net income:

Legal reserve	—	—	—	5,988	—	(5,988)	—

Dividends proposed (R$0.20414391 per share)	—	—	—	—	—	(29,405)	(29,405)

Retention of profits (unappropriated retained earnings)*	—	—	—	—	88,212	(88,212)	—

At December 31, 2005	153,909	350,782	161,196	5,988	88,212	—	760,087

*	Positive balances in the retained earnings account at the end of the year must be appropriated entirely to the revenue reserve account.
The accompanying notes are an integral part of these consolidated financial statements.

TAM S.A.
CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION
Years Ended December 31

	2005	2004	2003

	In thousands of reais

Financial resources were generated by
Operations

Net income for the year	187,374	341,132	173,804

Expenses (income) not affecting working capital Amortization of goodwill	1,341	2,291	4,457

Depreciation and amortization	85,353	91,426	154,995

Residual value of long lived assets disposals	7,920	577,443	212,238

Finance leases modified to operating leases, long-term portion	—	(833,523)	(217,079)

Deferred income tax and social contribution	(40,675)	96,792	61,288

Provision for contingencies and tax obligations under judicial dispute	204,588	87,648	119,276

Indexation charges on long-term receivables and liabilities	(16,745)	13,608	(253,674)

Minority interest	(353)	563	971

	428,803	377,380	256,276

Shareholders

Capital increase	33,160	—	2,693

Premium on subscription of shares	350,782	—	—

Deferred income	—	—	11,099

	383,942	—	13,792

Third parties

Increase in long-term liabilities	144,538	29,870	348,571

Transfers from long-term to current assets	19,431	—	55,133

	163,969	29,870	403,704

Total funds generated	976,714	407,250	673,772

Financial resources were used for

Increase in long-term assets	15,768	9,272	—
Permanent assets

Property, plant and equipment	109,543	122,285	84,351

Deferred charges	—	—	2,478

Transfer from long-term to current liabilities	95,219	21,438	249,297

Dividends payable	29,405	—	—

Total funds used	249,935	152,995	336,126

Increase in working capital	726,779	254,255	337,646

Changes in working capital

Current assets

At end of year	2,182,231	1,143,990	774,411

At beginning of year	(1,143,990)	(774,411)	(591,018)

	1,038,241	369,579	183,393

Current liabilities

At end of year	1,393,129	1,081,667	966,343

At beginning of year	(1,081,667)	(966,343)	(1,120,596)

	311,462	115,324	(154,253)

Increase in working capital	726,779	254,255	337,646

The accompanying notes are an integral part of these consolidated financial statements.

TAM S.A.
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years Ended December 31

	2005	2004	2003

	In thousands of reais

Cash flows from operating activities

Net income for the year	187,374	341,132	173,804

Adjustments to reconcile net income to cash provided by operating activities Depreciation and amortization	85,353	91,426	154,995

Deferred income tax and social contribution	(45,159)	74,673	61,288

Provision for contingencies and tax obligations under judicial dispute	204,588	87,648	119,276

Amortization of goodwill	1,341	2,291	4,457

Loss of long lived assets disposals	7,920	577,443	212,238

Finance leases modified to operating leases	—	(833,523)	(217,079)

Indexation charges and exchange variations, net	14,920	9,893	(256,933)

Other provisions	(4,243)	9,043	17,485

Minority interest	(353)	563	971
(Increase) decrease in assets

Trade accounts receivable	(205,586)	(266,910)	(59,930)

Taxes recoverable	(16,192)	25,510	(1,273)

Inventories	(10,470)	(9,251)	278

Prepaid expenses	(42,631)	5,004	1,165

Deposits in guarantee	(9,991)	6,844	5,570

Judicial deposits	(8,172)	(6,155)	(180)

Advances to aircraft manufacturers	(71,910)	2,573	—

Other	(4,617)	1,034	2,367
Increase (decrease) in liabilities

Suppliers	17,832	64,427	(117,018)

Salaries and payroll charges	12,944	63,628	(1,655)

Advance ticket sales	190,312	142,102	43,907

Taxes and tariffs payable	(14,189)	(12,140)	5,542

Financial and operating lease	(46,117)	(25,658)	130,653

Income tax and social contribution payable	66,312	3,072	—

Other	20,133	13,756	48,462

Net cash provided by operating activities	329,399	368,425	328,390

Cash flows from investing activities

Acquisition of property, plant and equipment	(109,543)	(122,285)	(84,351)

Additions to deferred assets	—	—	(2,478)

Merger of shares of Mercosur	—	—	2,693

Deferred income	—	—	11,099

Net cash used in investing activities	(109,543)	(122,285)	(73,037)

Cash flows from financing activities

Capital increase	383,942	—	—
Debt, including financial and operating lease

Issuance	649,963	235,084	105,573

Repayments	(529,734)	(285,944)	(254,985)

Debentures	(25,436)	(70,742)	20,564

Net cash provided by (used in) financing activities	478,735	(121,602)	(128,848)

Increase in cash and banks and financial investments	698,591	124,538	126,505

Cash and banks and financial investments at the end of the year	995,452	296,861	172,323

Cash and banks and financial investments at the beginning of the year	(296,861)	(172,323)	(45,818)

Change in cash and banks and financial investments	698,591	124,538	126,505

Non cash transactions — see Note 12(b) modification to lease terms.
The accompanying notes are an integral part of these consolidated financial statements.

TAM S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AT DECEMBER 31, 2005, 2004 AND 2003
In thousands of reais, unless otherwise indicated

1	Operations
      TAM S.A. (“TAM” or “Company”) was incorporated in 1997, to invest in companies which carry out air transportation activities. The Company’s principal subsidiary, TAM Linhas Aéreas S,A, (“TLA”), operates in the transportation of passengers and cargo within Brazil and on international routes. In September, 2003, the Company acquired Transportes Aéreos del Mercosur S.A. (“Mercosur”), an airline headquartered in Asunción, Paraguay, which operates in Paraguay, Argentina, Brazil, Chile, Uruguay and Bolivia.
      From 2004, TLA began consolidating its subsidiary Fidelidade Viagens e Turismo Ltda (“Fidelidade”), which had previously been recorded at historical cost. Fidelidade operates in the travel and tourism agency sector.
      In 2004, management began implementing programs to enhance the Company’s cash flows including the implementation of a web based distribution channel, e-TAM, which generated a significant costs saving as well as other actions that resulted in reductions in costs and generated productivity gains.
      Beginning in 2003, and consistent with the agreed schedule which runs through 2006, a number of Fokker 100 aircraft, were returned to the lessors.
      On June 13, 2005 the Company concluded a public offering of its shares on the São Paulo Stock Exchange (BOVESPA), which raised funds for the acquisition/lease of narrow bodied aircraft (predominantly the Airbus A320), to renovate and expand its fleet, in line with its strategy to consolidate its leadership in the domestic market and further our participation in the international market. On July 15, 2005, the over-allotment option was exercised by underwriters of the public offering.

2	Presentation of the Financial Statements
      The financial statements have been prepared in accordance with the accounting practices adopted in Brazil (“Brazilian GAAP”) which are based on:

•	Brazilian Law No. 6.404/76, as amended by Brazilian Law No. 9.457/97 and Brazilian Law No. 10.303/01;

•	the rules and regulations of the Brazilian Securities Commission (Comissão de Valores Mobiliários, or “CVM”); and

•	the accounting standards issued by the Brazilian Institute of Independent Accountants (Instituto dos Auditores Independentes do Brasil, or “IBRACON”).
      The Company also utilizes the chart of accounts issued by the Civil Aviation Department (Departamento de Aviação Civil, or “DAC”).
      These financial statements have been prepared in connection with an international offering of shares, and include financial information commonly presented by Brazilian companies in international offerings. These financial statements therefore contain information that differs from the financial statements prepared for statutory purposes which were filed with the CVM in February 2006, as follows:

(i) exclusion of parent company’s financial statements;

(ii) inclusion of three years of consolidated statements of operations, changes in shareholders’ equity, changes in financial position and cash flows;

(iii) presentation of financial information and additional disclosures required by the accounting principles generally accepted in the United States of America (“U.S. GAAP”), as well as a reconciliation of the net income and shareholders’ equity.

TAM S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AT DECEMBER 31, 2005, 2004 AND 2003 — (Continued)
      All net income per thousand shares, earnings per share and share amounts presented herein for 2004 and 2003 have been conformed to take account of retroactive effects of the share split, (Note 19(a)).

3	Summary of Significant Accounting Practices

(a)	Determination of results of operations
      Results of operations are determined on the accrual basis of accounting. Revenue is recognized, as follows:

(i) air transportation revenues (passengers and cargo) is recognized when transportation services are rendered;

(ii) tickets sold but not yet used related to advances ticket sales are registered as current liabilities;

(iii) revenue for unused tickets is recognized on the ticket expiration date, which is one year after the issuance date of the ticket; and

(iv) other operating revenues represented by fees arising from alterations to flight reservations, sub-lease of aircraft and other services are recognized when the service is provided. Other operating revenues also includes revenue from partnerships with the Fidelity program for frequent flyers (“TAM Fidelidade Program”) which is recognized when the points are issued to participants.

(b)	Accounting estimates
      The preparation of consolidated financial statements in conformity with Brazilian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Estimates are used for, but not limited to: the useful life of property, plant and equipment, allowance for doubtful accounts, allowance for inventories, deferred income tax assets, provision for contingencies and tax obligations under judicial dispute, valuation of derivative instruments, and assets and liabilities related to employees’ benefits.

(c)	Foreign currency
      Monetary assets and liabilities denominated in foreign currencies were translated into reais at the foreign exchange rate ruling at the balance sheet date. Foreign exchange differences arising on translation are recognized in the statements of operations.

(d)	Current and long-term assets

(i)	Financial investments
      Financial investments are initially recorded at acquisition cost and subsequently at market value. Investment funds are recorded at market value and are classified under financial investments under Brazilian GAAP.

(ii)	Allowance for doubtful accounts
      The allowance for doubtful accounts receivable is established in an amount considered sufficient by management to cover expected losses incurred in the collection of those credits.

TAM S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AT DECEMBER 31, 2005, 2004 AND 2003 — (Continued)

(iii)	Inventories
      Inventories, consisting of parts and materials to be used in maintenance and repair services, are stated at the average purchase cost, which is lower than replacement cost. Additionally, inventories are reduced by a provision for obsolete items, when applicable.
      The changes in provision for obsolete inventories are summarized as follows:

	2005	2004	2003

Balance at January 1	12,520	10,022	—

Additions	3,394	3,451	10,022

Reversals	(3,387)	(953)	—

Balance at December 31	12,527	12,520	10,022

(iv)	Other current receivables and long-term assets
      Other current receivables and long-term assets are presented at net realizable values.

(e)	Permanent assets

(i)	Goodwill and negative goodwill
      Goodwill related to the purchase of a minority interest in TLA, is based substantially on expected future profitability, and is being amortized over ten years, as from the date at which benefits are first generated.
      Negative goodwill will be amortized upon the divestiture or write-off of this investment, and is recorded in the balance sheet as Deferred income.

(ii)	Property, plant and equipment
      Property, plant and equipment is recorded at the cost of acquisition, formation or construction, plus annual revaluation of aircraft, flight equipment land and building to their fair market values. Depreciation is recorded using the straight-line method (Note 10), and takes into account the estimated useful lives of assets.
      Maintenance expenses and overhaul costs are recorded within cost of services rendered as incurred. Maintenance expenses incurred for aircraft which will be returned are accrued from the date of the return agreement with the lessor for the residual period under the lease contracts, and are recorded in the statement of operations.

(iii)	Deferred charges
      Deferred charges are comprised substantially of improvements to leased properties, and are recorded at the cost of acquisition. Amortization is calculated under the straight-line method, at rates that consider the contractual terms of the leased properties.

(f)	Current and long-term liabilities
      Current and long-term liabilities are stated at the known or estimated amounts, including, when applicable, accrued indexation charges and exchange rate variations.

TAM S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AT DECEMBER 31, 2005, 2004 AND 2003 — (Continued)

(g)	Provisions
      Provisions are recognized when the Company has a legal or constituted obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are recorded considering the best estimates of the risk specific to the liability.

(h)	Advance ticket sales
      Advances for ticket sales represent our obligations to transport passengers related to tickets sold and not yet used.

(i)	Pension plan and benefits to employees
      TLA sponsors private defined contribution and defined benefit pension plans, In accordance with CVM Deliberation No. 371/00, the Company recognizes the actuarial liability, which was initially calculated in 2001, in the statements of operations, over a five year period. For subsequent periods, obligations are actuarially determined and accrued in the statement of operation.

(j)	Income tax and social contribution
      Current and deferred income tax and social contribution are recorded based on composite statutory rates.
      Deferred tax loss carryforwards are recorded in accordance with CVM Instruction No. 371/02, and consider past profitability and expectations of future taxable income. Income tax and social contribution available for offset against tax payable are limited to 30% of annual taxable income in any single year.
      The Company also recognized deferred income tax and social contribution on temporary differences, including liabilities over the surplus generated by the revaluation of assets.

(k)	Lease

(i)	Finance lease
      Recorded in a specific account to reflect our liability in relation to lease contracts where the lessee holds a bargain purchase option to acquire the asset.

(ii)	Operating lease
      Operating leases are all leases other than finance leases. Liabilities and the respective expenses of this type of lease are recognized as incurred.

(l)	Financial instruments
      TLA contracts operations involving financial instruments with the objective of mitigating exposure to interest rate risk, exchange rate risk and fuel price variations. These risks are managed by defining operational strategies and establishing control systems. Income is accrued based on the yield curve of the respective instruments and, when applicable adjusted to reduce the carrying value to market.

(m)	TAM Fidelidade Program
      The Company sponsors a program (the TAM Fidelidade Program) to award frequent flyers, whereby points are accumulated from TAM flights or flights with partner airline companies, or upon making

TAM S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AT DECEMBER 31, 2005, 2004 AND 2003 — (Continued)
purchases using the TAM Fidelidade Program credit card, or using the services and products of partner entities.
      The Company adopts the incremental cost method to recognize its obligation to honor the program benefits, by estimating total expenses of redeeming these tickets, taking into account the current average capacity levels of the flights and marginal cost, per passenger transported (basically insurance and catering). Due to the uncertain timing for redeeming the benefits the TAM Fidelidade Program expenses are appropriated to the statements of operations as incurred.
      Income resulting from the TAM Fidelidade Program partnerships, from credit cards, hotels, rental car and others are recorded when the points are issued to participants.

(n)	Consolidated financial information
      The accounting policies have been consistently applied by the consolidating companies and are consistent with those used in previous years.
      The consolidated financial statements include the financial statements of TAM and its subsidiaries, as listed below:

		Economic Ownership

		%
	Date of Consolidated
Company	Financial Statements	2005	2004	2003

TLA	December 31, 2005	100.00	100.00	100.00

Mercosur	November 30, 2005	94.98	94.98	94.98

Fidelidade	December 31, 2005	99.99	99.99	99.99
      From 2004, TLA began consolidating its subsidiary Fidelidade, which had previously been recorded at historical cost.

Description of main consolidation procedures

•	Elimination of intercompany asset and liability account balances.

•	Elimination of investment in the subsidiaries’ capital, reserves and retained earnings.

•	Elimination of intercompany income and expense balances.

•	Identification of minority interests in subsidiaries.

•	Additionally, the revaluation of Mercosur’s property, plant and equipment has been considered in the consolidated financial statement, in order to assure consistency with the Company’s accounting practices, without having adjusted the corporate books in the country of origin.

•	The financial statements of the company headquartered abroad (Mercosur) were translated into reais at the exchange rate at the balance sheet date.

(o)	Statement of cash flows
      The Company presents its statement of cash flows as supplementary information.
      The statement of cash flows was prepared in accordance with the relevant IBRACON standard, and reflects the main operations that affected the Company’s cash and banks and financial investments.

TAM S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AT DECEMBER 31, 2005, 2004 AND 2003 — (Continued)

4	Financial Investments

	2005	2004

Denominated in local currency

Bank Deposit Certificates	2,497	22,049

Investment funds (trading)	885,417	—

Others	808	584

	888,722	22,633

Denominated in foreign currency

Investment funds (trading)	13,795	188,308

	902,517	210,941

      Investment funds represent shares in exclusive funds, which principally include shares in money market funds, federal government securities, bank deposit certificates, debentures and may include derivatives related to such securities.

5	Customers Accounts Receivable

(a)	Composition of balances

	2005			2004

	Domestic	International	Total	Total

Credit cards	394,529	11,578	406,107	236,853

Travel agencies	227,799	16,677	244,476	190,419

Account holders	20,931	379	21,310	28,010

Other corporate customers	3,754	8,536	12,290	41,141

Cargo agencies	18,506	—	18,506	9,865

Prepaid checks	7,313	26,572	33,885	37,491

Others	40,491	17,636	58,127	39,950

Total	713,323	81,378	794,701	583,729

Allowance for doubtful accounts	(23,676)	(7,860)	(31,536)	(30,400)

	689,647	73,518	763,165	533,329

      During the third quarter of 2004, TLA management implemented a policy for credit card sales, extending the period for collection up to 12 monthly installments, which was maintained until the end of the year, as a temporary and promotional measure.

(b)	Changes in the allowance for doubtful accounts

	December 31,	December 31,
	2005	2004

At beginning of year	30,400	21,210

Increases (recorded as sales expenses) in the year	5,802	11,754

Recoveries in the period	(4,666)	(2,564)

Balance at the end of the year	31,536	30,400

TAM S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AT DECEMBER 31, 2005, 2004 AND 2003 — (Continued)

6	Advances to aircraft manufacturers
      At December 31, 2005, advances to aircraft manufacturers are represented by U.S. dollar denominated contractual prepayments of Airbus A320 aircraft, made to the manufacturer, of R$100,995 (2004 — R$29,085), equivalent to US$43,147 thousand (2004 — US$10,957 thousand).
      The advances are classified as current assets, since TLA is guaranteed reimbursement of these amounts when the aircraft is leased by the manufacturer, within the following year, and once the financing for the equipment is agreed. Furthermore, the Company has offered promissory notes as guarantees, which, at December 31, 2005, amounted to US$59,035 thousand (2004 — US$65,986 thousand).

7	Deposits in Guarantee
      Deposits and collaterals in guarantee relating to the lease of aircraft and engines serve mainly to guarantee the performance of routine maintenance. As the Company presents proof of the performance of such maintenance, the related guarantee restrictions are cancelled. Such deposits and collaterals are denominated in U.S. dollars, and accrue interest based on the London Interbank Offered Rate (“LIBOR”) plus a spread of 1% per annum (p.a.). The terms for redemption are defined in the lease contracts and comprise periods ranging from April 2006 to August 2021.

8	Goodwill and Other Investments

(a) Composition of balances

	2005	2004

Goodwill	1,434	2,775

Other investments	70	70

	1,504	2,845

(b)	Information on our subsidiaries

	2005		2004

	TLA	Mercosur	Total

Number of shares

Total	2,064,602	87,653	n/a

Held	2,064,602	83,253	n/a

Percentage of ownership	100,00	94,98	n/a

Shareholders’ equity	359,859	34,873	222,619

Net income for the year	181,036	(6,692)	343,902
      Additionally, the Company is the sole owner of Fidelidade.

9	Related-party Transactions
      During 2005, TLA received from Táxi Aéreo Marília S.A. (“Marília”), a company under common control, R$2,143 (2004 — R$2,107), relating to services provided, such as the use of its importations area and aircraft insurance.
      The Company and its subsidiaries signed a contract with TAM Milor Táxi Aéreo, Representações, Marcas e Patentes S.A. (“TAM Milor”) for the right to use the “TAM” brand. This contract establishes a monthly fee, which totaled to R$11,559 in 2005, recorded as General and administrative expenses.

TAM S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AT DECEMBER 31, 2005, 2004 AND 2003 — (Continued)

10	Property, Plant and Equipment

	2005			2004
					Annual
		Accumulated			Depreciation
	Cost	Depreciation	Net	Net	Rates — %

Flight equipment, including finance leases	723,700	(280,569)	443,131	453,255	3 to 10

Buildings	185,416	(8,206)	177,210	131,484	1.73 to 3

Furniture, fixtures and facilities	19,831	(10,120)	9,711	10,478	10

Machinery and equipment	59,408	(25,364)	34,044	36,018	10

Vehicles	30,661	(24,794)	5,867	4,663	20

Computers and software	73,365	(28,482)	44,883	36,388	20

Construction in progress	42,332	(182)	42,150	31,302

Other	13,342	(1,732)	11,610	11,701	4 to 20

	1,148,055	(379,449)	768,606	715,289

      Flight equipment, at December 31, 2005, includes engines and spare parts. The weighted average annual rate of depreciation for flight equipment is 8.64%.
      TLA, updated its revaluation of aircraft engines and properties at November 30, 2005, based on an independent revaluation report issued by Engeval Engenharia de Avaliações S/ C Ltda,, which was approved at the Extraordinary Board Meeting held on December 28, 2005. This revaluation resulted in an increase in shareholders’ equity of R$35,963 or R$25,577 net of tax (2004 — R$21,933, net of tax). The revaluation was based on the current fair market value of the assets. When applicable, new estimates of useful lives of these items were determined.
      Mercosur, revalued it aircraft engines and property at November 30, 2005, based on an independent revaluation report. This revaluation resulted in an increase in the Company’s shareholders’ equity, of R$2,152 (2004 — R$9,343). The revaluation was based on the current fair market value of the assets.
      As required by CVM Deliberation No. 183/95, upon realization of the revaluation reserve R$3,852 was appropriated to the Retained earnings in the year ended December 31, 2005 (2004 — R$7,584; 2003 — R$33,103).
      On December 19, 2003, TLA renegotiated the leases for ten Fokker 100 aircraft, which included the cancellation of the acquisition of these aircraft and a more accelerated timetable for their subsequent future return. This reorganization resulted in the reclassification of the related leases from finance leases to operating leases (Note 14).
      Following a renegotiation with the lessors during the second quarter of 2004, a further 17 aircraft which had been classified as finance leases were reclassified to operating leases. As a result of this change, TLA ceased to record these assets as property, plant and equipment (Note 13(c)).

TAM S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AT DECEMBER 31, 2005, 2004 AND 2003 — (Continued)

11	Short and Long-term Debt

		Annual financial	Amortization terms and	December 31,	December 31,
	Guarantees	charges	final due date	2005	2004

Foreign currency- denominated

Refinancing of lease	Letter of credit	Fixed interest	2022	15,922	18,654
Financing of machinery and equipment		Monthly LIBOR + 5%	2008	2,974	5,129
Other	Fixed asset	Fixed interest 8.5%	2007	366	1,805

				19,262	25,588
Local currency- denominated

Computer Equipment	Promissory note		Monthly amortization
Lease	R$25,066	CDI + 3.0% to 4.8%	through 2009	29,393	20,467
FINIMP	Promissory note US$35,468 thousand and credit card receivables	CDI + 0.3% to 5.0%	Annual amortization through 2008	102,361	33,554
FINEM	Mortgage	TJLP + 3.0% to 4.5%	Semi-annual amortizations through 2006	63,515
Compror (vendor financing)	Promissory note R$32,000 and credit card receivables	CDI + 0.6% to 3.5%	Semi-annual amortization through 2006	46,848	63,955
Other	Promissory note US$5,417 thousand	TJLP + 1.5% through 5.5% and Fixed interest — 8.5%	Monthly amortization through 2006	8,474	6,987

				250,591	124,963

				269,853	150,552

Less: Short term debt				97,028	104,027

Less: Current portion of long-term debt				21,420	15,550

Long-term debt				151,405	30,975

FINIMP — Import Financing.
FINEM — Government Agency for Machinery and Equipment Financing.
TJLP — Long-term Interest Rate.
CDI — Interbank Deposit Certificate.

TAM S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AT DECEMBER 31, 2005, 2004 AND 2003 — (Continued)
      Long-term amounts mature as follows:

	December 31,	December 31,
Year	2005	2004

2006	—	7,865

2007	58,832	5,432

2008	41,764	1,900

2009	13,377	823

2010	13,419	874

2011	12,413	928

After 2011	11,600	13,153

	151,405	30,975

      On December 16, 2005, the Company entered into a loan contract with the International Finance Corporation — IFC — in the amount of US$50 million, of which US$33 million will be used as advances to aircraft manufacturers and US$17 million as working capital. The resources will be available for the Company during the first quarter of 2006.

12	Leases

(a)	Finance leases and operating lease liabilities

		December 31,	December 31,
	Annual Financial Charges	2005	2004

Foreign currency-denominated

Fokker 100 engines(i)	Fixed interest — 1.2%	255	2,641

Airbus A319/ Airbus A320 engines(ii)	Semi-annual LIBOR + 1.5%	60,347	47,826

Airbus A330 engines and spare parts(iii)	Monthly LIBOR + 1.5%	8,467	11,553

Other lease obligations(iv)	Monthly LIBOR	32,984	36,770
	Three-month LIBOR + 1.75%	8,430	13,458
	Semi-annual LIBOR + 1.25% to 2.10%	95,942	132,436
	Fixed interest — 1.12% to 4.0%	11,327	16,675

		217,752	261,359

Less: Current		(62,049)	(54,968)

Long-term liabilities		155,703	206,391

(i)	Fokker 100 — Financing of five engines for Fokker 100 aircraft (2004 — five engines for Fokker 100 aircraft), obtained in November 2003 and maturing in December 2006 in the amount equivalent to US$109 thousand (2004 — US$995 thousand).

(ii)	Airbus A319/ Airbus A320 — Financing of engines and spare parts for Airbus A319 and Airbus A320 aircraft (2004 — eight engines and spare parts for Airbus A319 and Airbus A320 aircraft), obtained

TAM S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AT DECEMBER 31, 2005, 2004 AND 2003 — (Continued)

between September 1999 to July 2002, with final maturities between November 2009 and November 2015, in the amount equivalent to US$25,849 thousand (2004 — US$18,020 thousand).

(iii)	Airbus A330 — Financing of two engines and spare parts for Airbus A330 aircraft (2004 — two engines and spare parts for Airbus A330 aircraft), contracted in July 1999, with final maturities between May 2006 and May 2009, in the amount equivalent to US$3,550 thousand (2004 — US$4,351 thousand).

(iv)	Other lease obligations — Corresponds to our obligation in relation to operating leases incurred during 2003, which were renegotiated by the Company with the lessors and fall due through 2017.
      The Company provided letters of guarantee for the leases.
      Long term finance leases and operating lease liabilities mature as follows:

	December 31,	December 31,
Year	2005	2004

2006	—	34,758

2007	45,983	53,328

2008	32,137	35,505

2009	30,357	33,957

2010	14,723	13,962

2011	13,974	13,112

After 2011	18,529	21,769

	155,703	206,391

(b)	Modification to terms
      During the second quarter of 2004 the Company agreed with the lessors to modify the lease contracts for ten Fokker 100, four Airbus A319, two Airbus A320 and one Airbus A330, among others things, eliminating TLA’s a purchase option. This resulted in the leases being reclassified for accounting purposed from finance leases to operating leases. Accordingly, these finance lease contracts are no longer reflected on the balance sheet as assets with a corresponding lease obligation.
      As a consequence, the revaluation reserve related to these aircraft and the corresponding deferred tax effects amounting to R$226,560 and R$116,713, respectively, were reversed, as provided by CVM Decision 165/94. The reversal effects on the balance sheet amounting to R$294,564 and R$58,715 were recorded as credits to Non operational income (expense), net and Financial expenses, respectively. The total credit balances reversed from the equity accounts, net of the tax effects, amounted to R$233,164. The amounts reversed from property, plant and equipment — flight equipment and financial leases, at the time the change in the type of leases was recorded, were R$544,360 and R$897,639 (US$318,510 thousand), respectively.

13	Commitments

(a)	Operating leases
      TLA has obligations arising from operating lease commitments. The obligations under these lease commitments are not reflected in the balance sheet because the contracts do not include purchase options for the aircraft subject to the lease agreements. These operating leases cover: 25 Fokkers-100, 13 Airbus A319, 35 Airbus A320 and 9 Airbus A330 (December 31, 2004 — 30 Fokkers-100, 13 Airbus A319, 31

TAM S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AT DECEMBER 31, 2005, 2004 AND 2003 — (Continued)
Airbus A320 and 9 Airbus A330). These contracts are for periods of up to 192 months and are denominated in U.S. dollar and accrue six-monthly LIBOR. For the year ended December 31, 2005, the cost of aircraft leases, recognized in the consolidated statement of operations in Costs of services rendered, totaled R$613,817 (2004 — R$631,088 ), equivalent to US$254,432 thousand (2005 — US$216,341 thousand).
      Future disbursements due on these contracts (expressed for purpose of convenience in U.S. dollars, at the balance sheet exchange rates) are as follows:

			December 31,
	Annual Financial Charges	December 31, 2005	2004

		(Unaudited)	(Unaudited)
		Thousands of U.S. dollars
Foreign currency-denominated

Fokker 100	Fixed interest —
	1.12% to 2.0% p.a.	101,553	156,004
	Semi-annual LIBOR	13,459	50,218

Airbus A319	Monthly LIBOR	97,026	121,679
	Three-month LIBOR	19,360	17,335
	Semi-annual LIBOR
	+ 1.5% to 1.75% p.a.	187,927	168,668

Airbus A320	Fixed interest — 4.0% p.a.	4,640	8,120
	Monthly LIBOR	138,273	171,082
	Three-month LIBOR
	+ 1.75% p.a.	224,445	112,001
	Semi-annual interest	358,225	340,565

Airbus A330	Semi-annual LIBOR
	+ 1.25% to 2.1% p.a.	725,540	595,354

Airbus engines	Fixed interest —
	0.92% to 1.01% p.a.	1,696	2,968
	Semi-annual LIBOR	9,632	10,905

		1,881,776	1,754,899

      The Company provided letters of guarantee for the transactions above.
      Future disbursements are due on these contracts as follows:

December 31,
Year	2005

(Unaudited)
Thousands of U.S. dollars

2006	261,205

2007	238,778

2008	213,358

2009	197,470

2010	188,201

2011	204,777

After 2011	577,987

1,881,776

TAM S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AT DECEMBER 31, 2005, 2004 AND 2003 — (Continued)

(b)	Commitments for future aircraft acquisition
      The subsidiary TLA has commitments to purchase nine new Airbus 320 family aircrafts, which are scheduled for delivery through 2008. At the time of delivery, new leasing arrangements will be consummated which have already been preapproved by Airbus Finance.
      During 2005, the Company signed an amendment to the contract with Airbus for the firm commitment to purchase 20 Airbus A320 with 20 additional options for the same aircraft family (including A319, A320 and A 321), which are scheduled for delivery between 2007 and 2010; four in 2007, five in 2008, six in 2009 and five in 2010 and they will be used for domestic routes.
      The Company also signed a memorandum of understanding for the purchase of ten A350-900 with an additional five options subject to certain conditions. The A350 aircraft will start to be delivered in 2012 and will be used on international routes.

14	Return of the Fokker 100 Fleet
      As a result of the agreement to return of the Fokker 100 fleet, on December 19, 2003, TLA cancelled 19 lease contracts, of which ten were finance leases and nine were operating leases. These aircraft, as from the date of the renegotiated lease contracts up to their return, are under operating leases.
      TLA agreed to pay a contractual rescission penalty in 30 consecutive quarterly installments, between April 2004 and July 2011 in the original amount of R$94,188. This amount was recognized in the statement of operations in the year ended December 31, 2003. TLA also renegotiated the rescheduled overdue installments in the original amount of R$49,599.
      The return of these aircraft will occur until April 2006, Through December 31, 2005, 14 aircraft had been returned.
      At December 31, 2005, the total commitment under the Fokker 100 fleet operating leases arrangements amounted to R$94,365 (2004 — R$116,499), equivalent to US$40,315 thousand (2004 — US$43,889 thousand), of which R$9,361 (2004 — R$6,274) is classified in current liabilities (Other liabilities).
      Maturities of the operating leases following the accelerated return of the Fokker 100 fleet are as follows:

Year	2005

2006	9,361

2007	12,311

2008	14,550

2009	19,371

2010	21,954

2011	16,818

94,365

15	Advance Ticket Sales
      At December 31, 2005, the balance of advance ticket sales is represented by 1,483,315 (unaudited) (2004 — 916,761 (unaudited)) ticket coupons sold but not yet used.

TAM S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AT DECEMBER 31, 2005, 2004 AND 2003 — (Continued)
      Based on the average rate of passengers transported during 2005, the number of coupons sold and not used, which remain outstanding at December 31, 2005, correspond to approximately 27 days of passenger transportation.

16	Provision for Contingencies and Tax Obligations Under Judicial Disputes
      Management of TLA and Mercosur recorded provisions for the estimated loss for amounts being disputed in court for those cases, as judged by the Company’s outside legal counsel, where loss to the Company is deemed probable, and for tax obligations under judicial dispute considered legal obligations under laws or decrees despite the Company’s questioning legislation. In all cases, the Company provided a liability for 100% of the amount calculated according to the provisions under the applicable laws, including interest and penalties.
      The provisions are summarized below:

	2005	2004

Tax obligations

Contribution for Social Security Financing (“COFINS”)(i)	275,516	208,743

Social Integration Program (“PIS”)(i)	77,431	66,081

Additional tariff(ii)	168,045	113,862

Withholding income tax (IRRF) on leases	10,932	9,757

Staff fund(iii)	35,978	24,496

Airport tariff(iv)	61,931	—

	629,833	422,939

Labor contingencies	4,838	7,949

Civil contingencies	19,430	19,111

	654,101	449,999

(i)	Corresponds to a claim to challenge the changes introduced by Law 9,718/98, which modified the taxation basis of PIS and increased the rate and calculation basis of COFINS, Judicial deposits were made for the period from June 1997 to April 1999. For the months in which no deposits were made, TLA obtained a preliminary injunction. These amounts, net of related judicial deposits, accrue interest based on the SELIC rate.

(ii)	Corresponds to the collection of 1% on the amount of fares of all tickets sold for regular domestic routes which are not supplemented. TLA management, based on the opinion of its outside legal counsel, is contesting the constitutionality of this collection, and non-payment is supported by a judicial order.

(iii)	Corresponds to the collection of 2.5% on the payroll for on the payroll for private social service and professional formation entities. TLA management, based on the opinion of its outside legal counsel, is contesting the constitutionality of this collection, and the non-payment is supported by a judicial order.

(iv)	Corresponds to a claim to challenge the charges for use of communication and navigational support, the use of communications, visual and radio support at aircraft traffic terminals and charges for landing and on-ground time. The non-payment is supported by a judicial order. In periods prior to 2005, the Company expensed and paid for these charges.

TAM S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AT DECEMBER 31, 2005, 2004 AND 2003 — (Continued)
      The changes in provision for contingencies and tax obligations under judicial dispute are summarized as follows:

	2005	2004	2003

Balance at January 1	449,999	362,351	243,075

Increases	220,818	109,146	135,142

Reversals	(6,293)	(17,677)	(13,883)

Payments	(10,423)	(3,821)	(1,983)

Balance at December 31	654,101	449,999	362,351

      Company’s management has recorded provisions for the full amounts under dispute when the actions represent probable unfavorable decisions being taken against the Company. The judicial deposits related to matters being disputed have been recorded as long-term assets, and comprise the following:

	2005	2004

Taxes

COFINS	25,397	25,397

PIS	8,450	8,450

Income Tax	3,164	—

Others	583	—

Labor	7,996	3,951

Civil	10,287	10,139

	55,877	47,937

17	Debentures
      At the Extraordinary General Meeting held on February 1, 2002 and April 7, 2003, shareholders approved the private issuance of non-convertible debentures, with a nominal value of R$100.00 each. These debentures were placed in six and three series, respectively. Each series matures in 30 months and 60 months, respectively, after the subscription date, with a grace period of six months from the first debenture issued.
      Debentures are guaranteed by a pledge of credit rights, and interest is payable at the average interest rate for one-day interbank deposits plus a spread of 1% per annum for the first issuance.
      For the second issuance, annual interest is equivalent to the Long-term Interest Rate (TJLP) plus 4.75%.
      The issuances are summarized as follows:

			Amount
Date	Series	Quantity	Issued	2005	2004

First issuance

July 30, 2002	Sixth	138,989	13,899	—	952

		138,989	13,899	—	952

Second issuance

April 22, 2003	First	473,006	47,301	31,826	39,966

April 22, 2003	Second	222,835	22,284	14,994	18,828

May 16, 2003	Third	177,165	17,717	12,533	15,402

		873,006	87,302	59,353	74,196

Total		1,011,995	101,201	59,353	75,148

Current				(26,109)	(23,619)

Long-term liabilities				33,244	51,529

TAM S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AT DECEMBER 31, 2005, 2004 AND 2003 — (Continued)
      The debentures are secured based on travel agency receipts.

18	Income Tax and Social Contribution

(a)	Reconciliation between nominal and effective income and social contribution taxes

	2005	2004	2003

Income before income tax and social contribution	295,498	497,660	235,334

Composite statutory rate — %	34	34	34

Nominal income tax and social contribution	(100,470)	(169,204)	(80,014)

Non deductibles/non taxable items	(8,277)	13,239	18,726

	(108,477)	(155,965)	(61,288)

Income tax and social contribution

Current expense	(153,636)	(81,292)	—

Deferred (expense) benefit	45,159	(74,673)	(61,288)

	(108,477)	(155,965)	(61,288)

(b)	Deferred income tax and social contribution assets

	2005	2004

Income tax loss carryforwards	660	31,205

Social contribution carryforwards	28,118	35,399

Temporary differences	161,240	122,537

	190,018	189,141

Current	(23,782)	(39,897)

Long-term assets	166,236	149,244

(c)	Deferred income tax and social contribution liabilities
      The revaluation reserve recorded by TLA is net of deferred income tax and social contribution charges of R$63,287 at December 31, 2005 (2004 — R$56,822).

19	Shareholders’ Equity

(a)	Capital
      As at December 31, 2005, subscribed and paid-in capital is comprised of 144,059,462 shares (2004 — 122,729,342, taking into account the retroactive effects of the share split), of which 59,816,248 are common shares (2004 — 59,816,248, taking into account the retroactive effects of the share split) and 84,243,214 are preferred shares (2004 — 62,913,094, taking into account the retroactive effects of share split). Authorized capital amounts to R$1,200,000 (2004 — R$300,000) and can be increased upon issuance of common and preferred share with the Board of Directors’ (Conselho de Administração) approval.
      At December 31, 2005 and 2004, the Company did not hold any shares in treasury.

TAM S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AT DECEMBER 31, 2005, 2004 AND 2003 — (Continued)
      The preferred shares do not have the right to vote in general meetings, except in limited matters, however, they have priority in the distribution of dividends, priority in capital reimbursement, without any premium, in the event the Company is liquidated and the right to participate, under the same terms as the common shares, in the distribution of any benefits to the shareholders.
      The Extraordinary General Meeting, held on September 18, 2003, approved a capital increase of R$2,693, with the issuance of 1,595,480 new common shares (after the share split). Subscribed shares were issued in exchange for 83,253 shares of Mercosur.
      At the Extraordinary Shareholders’ Meeting held on May 16, 2005, the shareholders approved the split of the shares issued by the Company, whereby holders of each share received two shares of the same type. As a result, the total number of shares increased from 61,364,671 at March 31, 2005 to 122,729,342, of which 59,816,248 are common shares and 62,913,094 are preferred shared, all with no par value. At that same date, the following was approved:

•	Increase in the limit of the Company’s authorized capital to R$1,200,000.

•	Revision of the Bylaws to reflect the corporate governance practices requirements set forth by BOVESPA Level 2.

•	The maximum effect to the Company’s shareholders is 2% of outstanding shares in the event of a share purchase plan that might be approved in the future.
      On June 13, 2005 the Board of Directors approved the primary public offering of 21,133,000 preferred shares issued by the Company and the secondary offering of 9,057,000 preferred shares. The price of the primary offering of preferred shares was R$18.00, which was allocated as follows: R$1.5546 to paid-in capital and R$16.4454 to capital reserve, to premium on subscription of shares, corresponding to R$32,853 for paid-in capital and R$347,541 for the capital reserve.
      The Company is committed by the BOVESPA Level 2 requirements to assume the free float of 25% of its shares by June 2008, At December 31, 2005, the free float was 21.7% (unaudited).
      In July, 2005, as a result of the exercise of the over-allotment option under the preferred shares distribution agreement related to the June 2005 public offering of shares, the Company issued 197,120 preferred shares at the price of R$18.00 per share. The over-allotment option was approved by the Company. The capital increase amounted to R$307 (representing R$1.5546 per share) and the premium on subscription of shares amounted to R$3,242 (representing R$16.4454 per share), which was recorded as capital reserve.
      There are no over-allotment options outstanding.

(b)	Capital reserve — Premium on subscription of shares
      The premium on the subscription of shares is allocated to all shareholders equally.

(c)	Dividends
      Pursuant to the Company’s statutes, shareholders are assured a minimum dividend of 25% of adjusted net income for the year, after deducting 5% appropriated to the legal reserve, up to a maximum of 20% of capital. The preferred shares have priority in capital reimbursement and the right to a dividend at least equal to that distributed to the common shares.

TAM S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AT DECEMBER 31, 2005, 2004 AND 2003 — (Continued)
      The calculation of the minimum dividends is as follows:

2005

Net income for the year	187,374

Offset of accumulated losses	(67,621)

Adjusted Net Income for appropriation of legal reserve	119,753

Appropriation of legal reserve — 5%	(5,988)

Realization of revaluation reserve	3,852

Adjusted Net income for minimum dividend	117,617

Minimum dividend	25%

Dividends payable (R$0.20414391 per share)	29,405

(d)	Shareholders’ agreement
      A shareholders’ agreement, dated May 16, 2005, covers the following aspects:

•	Management principles;

•	Public offer of shares;

•	Statutory audit committee;

•	Right of preference and other rules related to the sale and encumbrance of shares;

•	Resolutions of impasses;

•	Oversight of the Company; and

•	Waivers.

(e)	Revaluation reserve
      The amount realized is in proportion to the depreciation of the revalued assets and is transferred to the accumulated deficit in 2005, amounted to R$3,582 (2004 — R$7,584). Of the total reserve, R$27,400 corresponds to the revaluation of land, which will only be realized upon sale.
      In accordance with CVM Instruction No. 197/93, the deferred tax charges on the revaluation reserve, which at December 31, 2005 amounted to R$63,287 (2004 — R$56,822), are recognized in the statement of operations to the extent that the reserve is realized.

(f)	Stock option plan
      At the Extraordinary Shareholders’ Meeting held on May 16, 2005, the shareholders approved the stock option plan. The maximum dilution effect to the Company’s shareholders is 2% of outstanding shares, or 2,857,247 shares, for a share options to be granted to full time employees by the Board of Directors.
      The Board of Directors meeting held on December 21, 2005, granted 715,252 preferred share options under the plan.

TAM S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AT DECEMBER 31, 2005, 2004 AND 2003 — (Continued)
      Under the terms of the Plan, the options granted are divided into three equal amounts and employees may exercise one third of their options after three, four and five years, respectively, if still employed by the company at that time.

20	Gross Sales Report
      The Company presents its gross sales information segmented by type of service rendered. However, as a way to make this information available to users of theses financial statements, we are also providing below information by geographic area and by product line:

(a)	By type of service rendered

							Variation	Variation
							between	between
							2005 and	2004 and
	2005	%	2004	%	2003	%	2004 - %	2003 - %

Domestic revenue

Regular — Passenger	3,966,429	67.1	3,019,725	63.6	2,534,007	67.3	31.4	19.2

Charter — Passenger	226,269	3.8	213,575	4.5	153,669	4.1	5.9	39.0

Cargo	277,403	4.7	193,545	4.1	153,339	4.1	43.3	26.2

	4,470,101	75.6	3,426,845	72.2	2,841,015	75.5	30.4	20.6

International revenue

Regular — Passenger	1,010,701	17.1	871,248	18.4	674,326	17.9	16.0	29.2

Charter — Passenger	22,855	0.4	21,892	0.5	5,094	0.1	4.4	329.8

Cargo	129,743	2.2	125,408	2.6	82,500	2.2	3.5	52.0

	1,163,299	19.7	1,018,548	21.5	761,920	20.2	14.2	33.7

Other operating revenue

Commission	21,004	0.4	17,189	0.4	14,645	0.4	22.2	17.4

Partnerships with TAM Fidelidade Program card	85,051	1.4	58,251	1.2	30,999	0.8	46.0	87.9

Aircraft sub-lease	65,228	1.1	126,320	2.7	57,282	1.5	(48.4)	120.5

Others	105,452	1.8	97,128	2.0	61,922	1.6	8.6	56.9

	276,735	4.7	298,888	6.3	164,848	4.3	(7.4)	81.3

Gross operating revenue	5,910,135	100.0	4,744,281	100.0	3,767,783	100.0	24.6	25.9

TAM S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AT DECEMBER 31, 2005, 2004 AND 2003 — (Continued)

(b)	By geographic area
      Revenue by geographic are is presented by flight destination

							Variation	Variation
							between	between
							2005 and	2004 and
	2005	%	2004	%	2003	%	2004 - %	2003 - %

Brazil	4,746,835	80.4	3,725,694	78.5	3,005,863	79.8	27.4	23.9

Europe	457,190	7.7	449,218	9.5	336,166	8.9	1.8	33.6

North America	367,674	6.2	366,016	7.7	230,042	6.1	0.5	59.1

South America (excluding Brazil)	338,436	5.7	203,353	4.3	195,712	5.2	66.4	4.0

	5,910,135	100.0	4,744,281	100.0	3,767,783	100.0	24.6	25.9

(c)	By line of product

							Variation	Variation
							between	between
							2005 and	2004 and
	2005	%	2004	%	2003	%	2004 - %	2003 - %

Regular — Passenger	4,977,130	84.2	3,890,973	82.0	3,208,333	85.2	27.9	21.3

Charter — Passenger	249,124	4.2	235,467	5.0	158,763	4.2	5.8	48.3

Cargo	407,146	6.9	318,953	6.7	235,839	6.3	27.7	35.2

Other operating revenue	276,735	4.7	298,888	6.3	164,848	4.3	(7.4)	81.3

	5,910,135	100.0	4,744,281	100.0	3,767,783	100.0	24.6	25.9

      The Company’s property, plant and equipment consist primarily of flight equipment which is used across geographic markets and, therefore, has not been allocated.

21	Main Costs and Expenses

		2005					2004		2003

	Cost of			Executive
	services		General and	management
	rendered	Selling	administrative	fees	Total	%	Total	%	Total	%

Fuel	1,694,980	—	—	—	1,694,980	32.5	1,066,731	25.3	786,996	21.7

Aircraft and flight equipment lease	615,444	2,120	9,684	—	627,248	12.0	651,034	15.4	647,825	17.9

Selling and marketing	—	854,602	—	—	854,602	16.4	656,326	15.5	527,382	14.5

Personnel	503,367	68,934	74,259	22,088	668,648	12.8	545,725	12.9	417,088	11.5

Maintenance	356,322	—	—	—	356,322	6.8	389,186	9.2	372,180	10.3

Services rendered by third parties	126,330	105,844	141,547	—	373,721	7.2	360,461	8.5	303,634	8.4

Landing, take-off and navigational tariffs	233,012	—	—	—	233,012	4.5	185,773	4.4	151,103	4.2

Depreciation and amortization	69,482	1,089	14,782	—	85,353	1.6	91,426	2.2	154,995	4.3

Aircraft insurance	39,644	—	—	—	39,644	0.8	52,714	1.2	76,810	2.1

Other	158,305	45,592	84,427	—	288,324	5.5	226,276	5.4	185,999	5.1

	3,796,886	1,078,181	324,699	22,088	5,221,854	100.0	4,225,652	100.0	3,624,012	100.0

TAM S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AT DECEMBER 31, 2005, 2004 AND 2003 — (Continued)

22	Financial Income and Expense

	2005	2004	2003

Financial income

Foreign exchange gains	25,020	6,956	430,521

Interest income	70,939	6,007	1,705

Discounts obtained	4,413	15,552	33,621

Gain from financial instruments	5,335	1,524	10,666

Other	14	1,767	94

	105,721	31,806	476,607

Financial expense

Foreign exchange losses	—	—	(3,906)

Interest expense and financial charges	(89,576)	(57,342)	(172,930)

Tax on Bank Account Transactions — (“CPMF”)	(20,007)	(14,287)	(11,107)

Losses from financial instruments	(75,316)	(34,858)	(11,424)

Other	(13,383)	(7,894)	(15,797)

	(198,282)	(114,381)	(215,164)

Financial income (expense), net	(92,561)	(82,575)	261,443

23	Benefits to Employees

(a)	Supplementary pension plan
      TLA sponsors three private pension plans (TAM Prev I, II and III) which supplement retirement benefits, as follows:

(i) Retirement Plan — TAM Prev — Plan I
      TAM Prev — Plans I is managed by MultiPensions Bradesco and started in October 1982 as a defined benefit plan covering retirement, death and disability, and is partially funded by employees contributions and complemented by the sponsor.
      On November 26, 2004, the Secretariat for Complementary Pensions approved the proposal to transfer participants from Plan I to Plan III. At December 31, 2005, 181 participants had migrated. This plan is no longer open to new participants.

(ii) Retirement Plan — TAM Prev — Plans II and III
      TAM Prev — Plans II and III are managed by MultiPensions Bradesco, launched in April 1995 and December 1998, respectively, are structured as defined contribution plans for retirement benefits funded by employees and matched by sponsor contributions, in addition to defined benefits (death and disability), which are entirely funded by the sponsor.
      The total net liability of the plans determined based on the actuarial report issued by independent experts, dated January 23, 2006, considered assumptions that at time did not result in any significant changes compared to 2004. The remaining amount, related to the initial actuarial liability calculation in 2001, is being recorded over five years, as from January 1, 2002. The residual value to be amortized during the next year amounts to R$1,796.

TAM S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AT DECEMBER 31, 2005, 2004 AND 2003 — (Continued)
      At December 31, 2005, the amount recorded under Other liabilities is R$17,078 (2004 — R$13,757).
      The total benefit obligation with active participants and the number of active participants, at December 31, 2005, are as follows:

	2005	2004

Benefit obligation with active participants

TAM Prev — Plan I	11,283	25,971

TAM Prev — Plan II	8,763	7,158

TAM Prev — Plan III	7,632	3,501

	27,678	36,630

Active participants (number of employees) — unaudited

TAM Prev — Plan I	41	64

TAM Prev — Plan II	1,155	1,253

TAM Prev — Plan III	1,159	1,258

	2,355	2,575

(iii) Actuarial assumptions
      The Projected Unit Credit Method was applied by an independent actuary based on the following actuarial assumptions (nominal rates, including inflation):

	Annual percentage

	2005	2004

Economic

Discount rate	11.83	12.36

Expected return on plan assets	13.72	14.28

Future salary increases	7.10	8.12

Inflation	5.00	6.00

Future increase in Social Security benefits	5.00	6.00

(b)	Profit sharing
      Pursuant to our agreement with our labor union, profit sharing payments will be made upon attaining preestablished performance indicators based on the annual budget. The provision for payment of this benefit, was R$42,465 at December 31, 2005 (2004 — R$51,908), included in Salaries and payroll charges.

TAM S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AT DECEMBER 31, 2005, 2004 AND 2003 — (Continued)

24	Insurance Coverage
      The Company contracts insurance coverage above the minimum mandatory amounts deemed necessary for possible claims, considering the nature of the assets and the risks involved. Coverage at December 31, 2005, for maximum indemnity amounts are as follows:

Coverage — Thousands of
Type	U.S. Dollars

(Unaudited)

Air traffic	3,254,153
Responsibilities (per aircraft)

Civil	1,500,000

War	150,000
      Following the September 11, 2001 terrorist attacks in the United States, insurance companies established surcharges on the insurance of aircraft hulls and on civil liabilities generated by acts of war or terrorism. The insurance companies limited worldwide coverage to US$150,000 thousand per claim, and for higher amounts, the premiums must be paid in cash for the total term of the policies, which has made the coverage unviable.
      The Brazilian Government has assumed commitment to complement potential expenses of civil liabilities for third parties generated by acts of war or terrorist attacks that the Company may be required to pay limited to the equivalent in reais of one billion U.S. dollars.

25	Contingent Assets

(a)	Value-Added Tax on Sales and Services (“ICMS”)
      (i) On December 17, 2001, the Federal Supreme Court ruled that domestic and international air passenger transportation revenue, as well as international air cargo transportation revenue were no longer subject to ICMS.
      ICMS taxation on domestic air cargo transportation revenue is still due. Management recorded a provision of R$9,952 (2004 — R$4,698), in Taxes and tariffs payable. The installments due in more than one year totaling R$547 (2004 — R$1,571) are classified as long-term liabilities under Other liabilities.
      (ii) Collected of certain ICMS payments made from 1989 to 1994 were later ruled to have been unconstitutional. TLA management, together with its outside legal counsel, is taking appropriate measures to recover the amounts paid. The Company will recognize the credits, estimated at approximately R$55,000 and corresponding indexation adjustments, when final recovery is assured.

(b)	Indemnification for losses on regulated fares
      TLA filed a lawsuit against the Federal Government demanding indemnity for losses arising in the period from 1988 to 1993, when the fares were regulated by the Federal Government.
      In 1998, a judicial ruling was granted in favor of the Company and confirmed its right to indemnification of R$245,000 plus corresponding indexation adjustments. The federal Government appealed the ruling and the Court of Appeals determined that the lawsuit should again be judged by a court of first instance. Appeals by TLA are pending.

TAM S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AT DECEMBER 31, 2005, 2004 AND 2003 — (Continued)

(c)	Additional tariff (ATAERO)
      TLA filed a claim for anticipated custody addressing the legality of the additional amount to tariffs (ATAERO), which rate is 50% on the tariff amount. On December 31, 2005, the amount under discussion totaled R$457,000 (unaudited).

26	Financial Instruments

(a)	General considerations
      The management of these financial instruments is made pursuant to operational strategies, pursuing liquidity, return and security. Control policy consists basically of monitoring contracted rates against current rates negotiated in the market. The Company does not use financial instruments or any other risk assets for speculative purposes.
      The Company contracts transactions involving financial instruments to mitigate its exposure to interest, fuel prices and foreign exchange risks. Also, cash surpluses are invested, in accordance with current treasury policies, which are continuously reviewed.

(i) Price, interest, exchange and credit risk
      This risk relates to the possibility of fluctuation in the price of services provided by the Company, since it operates in an extremely competitive local and international market. The price of the services offered by the Company could be affected by alterations in international prices of its main input, that is, fuel for airplanes. To minimize this risk, the Company permanently monitors the fluctuations in these prices on the domestic and international markets in order to adjust the price of its services to the effective cost; its policy is to contract fuel hedges providing protection for 30% of the estimated consumption the next three months.

(ii) Interest rate risk
      This risk arises from the possibility of the Company incurring losses (or gains) as a result of fluctuations in the interest rates applied to its liabilities and assets invested on the market. To minimize possible impacts arising from interest rate fluctuations, the Company has adopted a policy of diversification, alternating between contracting fixed and variable rates (such as LIBOR, CDI and TJLP), and periodically renegotiates its contracts, in order to adapt them to the market situation.

(iii) Foreign exchange rate risk
      This risk is related to the possibility of fluctuation in foreign exchange rates, affecting the financial expense (or income) and the liability (or asset) balance for contracts that are indexed in a foreign currency. To protect against these fluctuations the Company has adopted a policy of contracting hedge operations, usually “Asiatic Options” operations (options with underlying based on weighted average exchange rates of the option term). Part of this risk is mitigated as the Company operates international routes and revenues from these transactions is received are a foreign currency. The existing policy for contracting hedges is to mitigate risks for the next 12 months.

(iv) Credit risk
      Credit risk arises from the possibility of the Company not recovering amounts receivable from services provided to consumers and/or travel agencies, or from credits held by financial institutions generated for financial investment operations. To reduce this risk the Company has adopted the practice of establishing

TAM S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AT DECEMBER 31, 2005, 2004 AND 2003 — (Continued)
credit limits and permanently accompanying its debtor balance (basically from travel agencies). With respect to marketable securities, the Company only invests with institutions with low credit risk, as evaluated by rating agencies, In addition, each institution has a maximum limit for investments, as determined by Company’s Financial Committee.

(b)	Market value
      The financial instruments reflect their market values and were obtained based on fair market value, considering current interest rates practiced on the market for operations of similar risks and terms. With respect to loans and financing, (Notes 11 and 14), the carrying amounts approximate fair market value.

(c)	Exposure

(i)	Foreign exchange rate risk
      The Company contracts derivative financial operations, to mitigate its foreign currency exposure, arising from future fuel purchase, contracting of engine maintenance services and loan agreements related to its operational activities.
      At December 31, 2005, contracts for swaps with options, acquired to mitigate risks for liabilities from suppliers and financing, amounted to R$816,904 — US$349,000 thousand (2004 — R$661,476 — US$249,200 thousand), and have various maturity dates, up to November 8, 2006.
      Had these operation been settled at December 31, 2005, would have generated a loss of R$93,514 (2004 — R$7,585).
      The foreign exchange exposure is mainly indexed to the U.S. dollar, summarized as follows:

	2005	2004

Assets

Current assets — denominated in, or indexed to the US dollar	341,993	210,941
Liabilities

Loans and financing/return of fleet	(331,379)	(362,689)

Foreign suppliers	(29,775)	(22,521)

Operating lease — commitments for the next 12 months	(611,403)	(581,399)

(ii)	Price of services
      During 2005, the Company contracted financial instruments with the objective of mitigating its exposure to the variation in the price of aviation fuel, its main input.
      At December 31, 2005, these operations, which matured at various dates, through April 1, 2006, amounted to approximately R$82,912 (2004 — R$28,731), equivalent to approximately 585 thousand barrels (2004 — 246 thousand barrels).
      Had these operation been settled at December 31, 2005, the above operations would have generated a loss of R$47 (2004 — R$369).

TAM S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AT DECEMBER 31, 2005, 2004 AND 2003 — (Continued)

(d)	Financial investments
      Fixed rate deposits with foreign exchange rate variation and maturity dates up to 60 days.

(e)	Investments
      TLA and Mercosur are non-public companies and, therefore, there is no information to readily available to evaluate their fair market values.

27	TAM Fidelidade Program
      At December 31, 2005, the TAM Fidelidade Program carried 1,161,477 (unaudited) (2004 — 830,888 (unaudited)) one way domestic trip tickets earned by its clients but not redeemed. The Company currently records the incremental costs when awards are redeemed. During 2005, 546,452 (unaudited) (2004 — 429,200 (unaudited)) free tickets were granted and used by our clients. The incremental costs of points redeemed under the loyalty program for the years ended December 31, 2005, 2004 and 2003 were R$8,573, R$6,334 and R$5,837, respectively. The incremental costs include amount paid to other airlines for points redeemed on other airlines and passenger ticketing, food and beverages, insurance and estimated fuel costs for points redeemed on our flights.
      Considering that the conversion of points into one way trips occurs, on average, for every 10,000 points gained, at December 31, 2005, clients that had acquired sufficient points to make the conversion, corresponded to 612,274 (unaudited) (2004 — 484,707 (unaudited)) domestic one way trips of air tickets.
      Had the Company recorded a provision for incremental costs, when the award levels were achieved the impact would be immaterial.
      The points earned by our clients from the TAM Fidelidade Program are valid for two years for the redemption into tickets. This limits any growth in the liability from the program, which has tended to stabilize in relation to the number of passengers transported.

28	Code Share
      As from May 2, 2005, the Company has ceased to operate its code share with VARIG, under the terms of the Memorandum of Understanding of 2003. Since then, the Company has maintained an agreement regarding feeder-routes on two domestic routes. This agreement may last for up to two years and the total number of passengers transported on these routes corresponds to less than 1% of the total number of passengers transported by the Company.

29	Summary of Differences between Brazilian GAAP and U.S. GAAP

(a)	Description of the GAAP differences
      The accounting practices of the Company are in accordance with Brazilian GAAP which differ significantly from U.S. GAAP, as are summarized below.

(b)	Supplementary inflation restatement in 1996 and 1997 for U.S. GAAP
      Brazilian GAAP discontinued inflation accounting effective January 1, 1996, Brazilian GAAP statements included indexation adjustments which partially accounted for the effects of inflation on property, plant and equipment, investments, deferred charges (together, denominated Permanent assets) and shareholders’ equity, which reported the net charge or credit in the statement of operations. However, under U.S. GAAP, Brazil ceased to be treated as a highly inflationary economy only from January 1,

TAM S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AT DECEMBER 31, 2005, 2004 AND 2003 — (Continued)
1998. Therefore the financial information for purposes of U.S. GAAP include additional inflation restatement adjustments in 1996 and 1997, made by applying the General Price Index — Internal Availability (“IGP-DI”) to the Company permanent assets and shareholders’ equity. The IGP-DI index increased by 9.3% in 1996 and by 7.5% in 1997.
      For purposes of the reconciliation, shareholders’ equity under U.S. GAAP was increased by R$156 and R$258, respectively, at December 31, 2005 and 2004, due to the additional inflation restatement adjustments, net of depreciation. These amounts generated differences in depreciation charges of R$102, R$116 and R$136 respectively in 2005, 2004 and 2003.

(c)	Property, plant and equipment

(i)	Revaluation of property, plant and equipment
      Brazilian GAAP permits the revaluation of assets. The revaluation increment, net of deferred tax effects after 1991, is credited to a reserve account in shareholders’ equity. Depreciation of the revaluation increments is charged to income and an offsetting amount is transferred from the revaluation reserve in shareholders’ equity to retained earnings as the related assets are depreciated or upon disposal.
      Under U.S. GAAP, revaluation of property, plant and equipment is not accepted and the revaluation increments and related deferred tax effects have therefore been eliminated in order to present property, plant and equipment at historical cost less accumulated depreciation. Accordingly, the depreciation expense on revaluation has also been reversed in the statement of operations.
      For the purposes of the reconciliation, under U.S. GAAP the revaluation reserve was reversed, net of depreciation and deferred tax effects, totaling R$161,196 in 2005 and R$137,669 in 2004. In the statement of operations, these effects totaled R$3,852 in 2005 R$7,584 in 2004 and R$33,103 in 2003.

(ii)	Lease agreements
      Brazilian GAAP does not have a specific requirement on accounting for leases and TAM recognizes as finance leases only contracts where the lessee has a bargain purchase option for the asset, All other leases are treated as operating leases.
      Under U.S. GAAP, Statement of Financial Accounting Standards (“SFAS”) No. 13, “Accounting for Leases” defines finance leases as those leases which meet at least one of the following criteria:

•	The lease transfers ownership of the property to the lessee by the end of the lease.

•	The lease contains a bargain purchase option.

•	The lease term is equal to 75 percent or more of the estimated economic life of the leased asset.

•	The present value at the beginning of the lease term of the minimum lease payments, excluding that portion of the payments representing executory costs such as insurance, maintenance, and taxes to be paid by the lessor, including any profit thereon, equals or exceeds 90 percent of the fair value of the leased asset at the inception of the lease.
      Additionally, on renegotiation of lease terms, regardless as to whether the lessor is changed, the new lease is maintained as a finance lease by the lessee if the under amended lease terms, the lease would have been classified as a finance lease either at inception or at the renegotiation date.
      At December 31, 2005, TAM had 40 aircraft recorded as operating lease under Brazilian GAAP (Airbus A319 — 9 units, Airbus A320 — 12 units; Airbus A330 — 8 units and Fokker 100 — 11 units)

TAM S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AT DECEMBER 31, 2005, 2004 AND 2003 — (Continued)
which are considered as finance leases under U.S. GAAP because the present value of the minimum payments of these contracts exceed 90% of the fair value of the asset leased.
      Under U.S. GAAP, the acquisition cost of these aircraft and the related liability at the inception of the lease contract, totaling R$3,525,277, are recorded in the balance sheet. The assets are depreciated over the estimated useful life which is 25 years for the Airbus A319, Airbus A320 and Fokker 100 and 30 years for the Airbus A330. The obligations are recorded in short and long term liabilities, including accrued interest and foreign exchange gains or losses. Depreciation expense on these aircraft recognized in 2005, 2004 and 2003 totaled R$127,810, R$115,652 and R$102,531, respectively. Foreign exchange gains (losses) on finance lease obligation in 2005, 2004 and 2003, totaled R$329,638, R$288,557 and R$740,127, respectively. Interest expenses on the finance lease obligation of these aircraft in 2005, 2004 and 2003 totaled R$139,876, R$130,068 and R$111,543, respectively. The operating lease expense recognized under Brazilian GAAP for these aircraft were reversed during all periods and totaled R$327,543, R$329,558 and R$263,504, in 2005, 2004 and 2003 respectively.
      For reconciliation purposes, the appropriated effects in shareholders’ equity at December 31, 2005 totaled R$330,694 (December 31, 2004 — R$(54,302)).
Additionally, in 2004, TAM modified the terms of certain aircraft leases (Note 12(b)) and for Brazilian GAAP purposes these contracts were no longer recorded as finance leases. As a consequence the finance lease obligations and the corresponding aircraft asset accounts were reversed generating a non-operating gain of R$353,279 during 2004.
      For U.S. GAAP purposes, these contracts are included in the context of the aforementioned 40 contracts, and therefore they were maintained as finance leases, For U.S. GAAP reconciliation purposes, the gain recognized under Brazilian GAAP totaling R$353,279 was reversed.
      Considering the aforementioned adjustments, the lease obligations under U.S. GAAP were:

	Annual Financial	December 31,	December 31,
	Charges	2005	2004

Foreign currency

Airbus A319/ Airbus A320 aircraft and engines	Monthly LIBOR	1,414,170	1,570,941

Airbus A330 aircraft, engines and spare parts	Six-month LIBOR	1,076,742	1,065,108

Fokker 100 aircraft and engines	Fixed interest	316,792	450,399

Lease obligations	Monthly LIBOR	6,865	9,298
	Six-month LIBOR	16,409	51,714
	Three-month LIBOR	3,152	7,240
	Fixed interest	11,277	17,342

		2,845,407	3,172,042

Current		(342,983)	(361,648)

Long-term liabilities		2,502,424	2,810,394

      The lease obligations above are secured by letters of credit issued by the Company.

TAM S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AT DECEMBER 31, 2005, 2004 AND 2003 — (Continued)
      Maturities are as follows:

Year	2005	2004

2006	—	274,045

2007	273,019	307,060

2008	268,342	299,684

2009	277,988	311,179

2010	296,131	317,380

2011	254,959	267,515

After 2011	1,131,985	1,033,531

	2,502,424	2,810,394

     (iii) Impairment
      Under Brazilian GAAP, companies are required to determine if operating income is sufficient to absorb the depreciation or amortization of long-lived assets in order to assess potential asset impairment. In the event such operating income is insufficient to recover the depreciation, the assets, or groups of assets, are written-down to recoverable values, preferably, based on the projected discounted cash flows of future operations. In the event of a planned substitution of assets prior to the end of the original estimated useful life of the asset, depreciation of such asset is accelerated to ensure the asset is depreciated according to estimated net realizable value at the estimated date of substitution.
      Under U.S. GAAP, SFAS No, 144, “Accounting for the Impairment or Disposal of Long-lived Assets”, requires companies to evaluate the carrying value of long-lived assets to be held and used, and for long-lived assets to be disposed of, when events and circumstances require such a review. The carrying value of long-lived assets is considered impaired when the anticipated undiscounted cash flow, representing the lowest level in which identifiable cash flow is less than their carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair market value of the assets or discounted cash flows generated by the assets.
      In the case of TAM, there were no impairment indicators and, therefore, no differences between U.S. GAAP and Brazilian GAAP related to impairment provision criteria were recorded for the years presented.
     (iv) Gains on sale-leaseback
      Brazilian GAAP does not have specific requirements for sale-leaseback transactions. All gains arising from sale-leaseback transactions were recognized at the time of the transaction.
      Under U.S. GAAP, SFAS No. 28, “Accounting for Sales with Leaseback”, establishes a sale-leaseback as a single financing transaction in which any profit or loss on the sale is deferred and amortized

TAM S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AT DECEMBER 31, 2005, 2004 AND 2003 — (Continued)
by the seller, who becomes the lessee, in proportion to rental payments over the period of time the asset is expected to be used, as defined in the new operating lease agreement.

			December 31,	December 31,	December 31,
			2005	2004	2003
	Gains on Sale-	Accumulated
	Leaseback	Amortization	Net	Net	Net

Transaction Airbus A330(i)	319,073	(115,221)	203,852	230,441	257,031

Transaction Airbus A320(ii)	54,957	(15,113)	39,844	45,339	50,836

Transaction Fokker 100(iii)	76,815	(75,066)	1,749	9,424	76,815

	450,845	(205,400)	245,445	285,204	384,682

The amortization of gains on sale-leaseback transactions appropriated in the statement of operations for the year ended December 31, 2005, as Financial income (expenses), net and Other operating expenses, net totaled R$24,895 and R$14,864, respectively (December 31, 2004 — R$65,382 and R$34,096) (December 31, 2003 — R$9,063 and R$21,647).

(i)	In August 2001, TAM entered into an agreement which resulted in the termination of a finance lease agreement for three Airbus A330 aircraft with a lessor and signed and a new lease agreement, under operating lease provisions, with a different lessor for the same aircraft. For Brazilian GAAP purposes, TAM recognized a net gain of R$319,073 during 2001. This gain is being amortized over the period of the new lease contract, through August 2013.

(ii)	In April 2003, TAM entered into an agreement which resulted in the termination of a finance lease agreement for four Airbus A320 aircraft with a lessor and signed a new lease agreement, under operating lease provisions, with a different lessor for the same aircraft. For Brazilian GAAP purposes, TAM did not recognize any gain, as this contract had already been recorded as an operating lease. Under U.S. GAAP this transaction generated a deferred gain of R$54,957.
This gain is being amortized in accordance with the operating lease contract, through March 2013.

(iii)	Also, in December 2003, TAM reorganized its fleet of 19 Fokker 100 aircraft (Note 14), which resulted in the cancellation of the finance lease agreements, generating new operating lease agreements. For Brazilian GAAP purposes, TAM recognized a gain of R$76,815, which was recognized in the results for 2003. Under U.S. GAAP, the amortization is being recognized in accordance with the aircraft return schedule, originally estimated to be concluded by July 2005, and amended in January 2005, postponing the return date of the last five aircraft until April 2006. This gain is being amortized over the revised schedule through April 2006.
The transactions summarized above were considered to be a modification of the provisions of the original contract under U.S. GAAP, According to recently issued SFAS No. 145, “Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections”, if the change in the lease provisions gives rise to a new agreement classified as an operating lease, the transaction shall be accounted for under the sale-leaseback requirements in accordance with paragraphs 2 and 3 of SFAS No. 28, mentioned above.

TAM S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AT DECEMBER 31, 2005, 2004 AND 2003 — (Continued)

(v) Sub-leasing of aircraft
      As of December 31, 2005 the Company sub-leased three Airbus A 330 aircraft and one engine under operating leases to other airline company. The contract matures in November 2006. Rental fees are charged and revenues recognized on a straight line basis over the lease term. As of December 31, 2005 the minimum lease payments receivable on non-cancelable sub-leases was US$20,985 and the cost, accumulated depreciation and net book value of aircraft and engine under operating sub-leases were R$457,677, R$83,291 and R$374,386. There were no contingent rentals included in the sub-leasing revenues.

(d)	Deferred charges
      Brazilian GAAP permits deferral of leasehold improvement as deferred charges.
      Under U.S. GAAP, amounts related to leasehold improvements should be treated as additions to property, plant and equipment and reclassified for balance sheet disclosure purposes. The amount reclassified in the balance sheet totaled R$5,228 at December 31, 2005 and R$6,291 at December 31, 2004.

(e)	Business combinations

(i)	Goodwill
      Under Brazilian GAAP, goodwill arises from the difference between the amount paid and the book value of the net assets acquired. This goodwill is normally attributed to the market value of assets acquired or justified based on expectation of future profitability and is amortized over the remaining useful lives of the assets or up to 10 years. Negative goodwill arises under Brazilian GAAP when the book value of assets acquired exceeds the purchase consideration; negative goodwill is not generally amortized.
      Under U.S. GAAP, fair values are assigned to acquired assets and liabilities in business combinations, including intangible assets and unallocated goodwill, applicable to each specific transaction. Upon the adoption of SFAS No. 142, “Goodwill and Other Intangible Assets”, as from January 1, 2002 goodwill is no longer amortized but, instead, is assigned to an entity’s reporting units and tested for impairment at least annually. Additionally, according to the U.S. GAAP, goodwill generated in transactions under common control should not be recorded but, instead, the difference between amounts paid and book values of net assets acquired should be recorded as a capital contribution or distribution.
      The differences related to the Brazilian GAAP applicable to TAM derive mainly from (i) non-amortization of goodwill as from January 1, 2002 and (ii) non-recognition of negative goodwill arising from transactions of companies under common control, (Note (ii) below).
      For Brazilian GAAP purposes, the net balance of goodwill at December 31, 2005 was R$1,434 (2004 — R$2,775), which is being amortized to income over a period of five to 10 years; negative goodwill at December 31, 2005 was R$11,099 (2004 — R$11,099).
      For reconciliation purposes, amortization of goodwill as from January 1, 2003 was reversed, totaling R$1,341, R$2,291 and R$4,457 in the statement of operations for 2005, 2004 and 2003, respectively. In shareholders’ equity, for reconciliation purposes these effects totaled R$8,246 and R$6,904 in 2005 and 2004, respectively.
      For U.S. GAAP purposes, the net balance of goodwill at December 31, 2005 is R$9,680 (2004 — R$9,679).

TAM S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AT DECEMBER 31, 2005, 2004 AND 2003 — (Continued)

(ii)	Common control and negative goodwill — Mercosur
      For Brazilian GAAP purposes, Mercosur was acquired and consolidated by the Company in September 2003 through an exchange of shares (Note 19(a)).
      For U.S. GAAP purposes, Mercosur has been considered under common control since 1996, because Mercosur has the same controlling shareholders as TAM and therefore, it was consolidated retroactively for all periods presented. The effects of the retroactively consolidation in the changes in shareholders’ equity have been recorded as additional paid-in capital.
      Additionally, in this transaction, the negative goodwill for Brazilian GAAP purposes was generated by the difference between book value and the amount paid in the transaction for the acquisition of Mercosur. As this transaction was considered to be under common control, for U.S. GAAP purposes the difference between the amount paid and the book value of Mercosur was recognized in shareholders’ equity as a capital contribution.
      Also, for Brazilian GAAP purposes, the effects of the exchange variation on this subsidiary’s shareholders’ equity are distributed among the lines of the statement of operations. For U.S. GAAP purposes, the effect of this exchange variation was recognized in shareholders’ equity in cumulative translation adjustments, in accordance with SFAS No. 52, “Foreign Currency Translation”.
      For reconciliation purposes, the effects described above totaled R$8,870, R$2,045 and R$4,669, in the statement of operations of 2005, 2004 and 2003, respectively, and R$11,828 in shareholders’ equity of 2005 and 2004.

(f)	Pension and other post-retirement benefits
      In determining the pension and other post-retirement benefit obligations for Brazilian GAAP purposes, NPC No. 26 is effective for financial statements ended from December 31, 2002. As permitted by the Standard, the transitional gain (being the difference between the plan net assets and the projected benefit obligation (“PBO”)) at that date will be charged to income over five years.
      Under U.S. GAAP, SFAS No. 87, “Employer’s Accounting for Pensions”, is effective for fiscal years beginning after 1988. As from such dates, when an initial transition obligation determined based on an actuarial valuation was booked, actuarial gains and losses, as well as unexpected variations in plan assets and the PBO and the effects of amendments, settlements and other events, have been recognized in accordance with this standard and therefore results in deferral differences, Until 1997, these amounts were treated as non-monetary items and indexed by the inflation, The U.S. GAAP also requires the recognition of an additional minimum liability.
      Although the calculation of the sufficiency of the funded status has been the same since December 31, 2001, differences arise in (i) actuarial gains and losses, as initially there is no gain or actuarial loss on December 31, 2001, (ii) recognition of the initial transition obligation and (iii) minimum liability, according to U.S. GAAP.
      Based on the report of our independent actuary, the funded status and amounts recorded in our condensed consolidated balance sheet in accordance with the U.S. GAAP at December 31, 2005 and 2004 and the condensed consolidated statement of operation in 2005, 2004 and 2003 of the pension liabilities of

TAM S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AT DECEMBER 31, 2005, 2004 AND 2003 — (Continued)
our plans with retired beneficiaries, in conformity with SFAS No. 132, “Employer’s Disclosures. About Pensions and Post-Retirement Benefits — revised”, are as follows:

	2005	2004	2003

Change in net benefit obligation

Net liability of benefits projected at beginning of year	57,978	59,058	51,453

Service cost	2,784	3,495	4,166

Interest cost	6,690	7,065	6,149

Actuarial gain	(6,474)	(237)	(216)

Gross benefits paid	(2,777)	(2,337)	(2,494)

Effects from changes in plans	(1,662)	(9,066)	—

Net liability of benefit obligation projected at end of year	56,539	57,978	59,058

Change in fair value of plan assets

At beginning of year	36,630	40,654	32,151

Actual return on plan assets	6,917	6,078	7,970

Employer’s contributions	2,421	1,245	2,430

Employees’ contributions	240	506	597

Effects from changes in plans	(1,444)	(9,516)	—

Gross benefits paid	(2,777)	(2,337)	(2,494)

At end of year	41,987	36,630	40,654

Funded status

Funded status at end of year	(14,552)	(21,348)	(18,404)

Unrecognized net actuarial gain	(9,187)	(827)	(587)

Cost of unrecognized past services	2,805	1,748	—

Unrecognized net transition asset	189	331	1,179

Accrued benefit cost	(20,745)	(20,096)	(17,812)

      The measurement date of the pension plan was December 31, 2005.
      The amounts recognized in the balance sheet consist of:

	2005	2004	2003

Accrued benefit cost	(20,745)	(20,096)	(17,812)

Additional minimum liability	—	(2,231)	(1,616)

Intangible asset	—	172	223

Net amount recognized	(20,745)	(22,155)	(19,205)

Weighted average assumptions at December 31

Discount rate — %	11.83	12.36	12.36

Expected return on plan assets — %	13.72	14.28	13.72

Rate of compensation increase — %	7.10	8.12	8.12

TAM S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AT DECEMBER 31, 2005, 2004 AND 2003 — (Continued)
      The accumulated benefit obligation for the pension plan at the end of 2005 was R$53,554 (2004 — R$55,302).

	2005	2004	2003

Components of net periodic benefit cost

Service cost	2,553	2,839	4,166

Interest cost	6,690	7,065	6,149

Expected return on assets	(4,934)	(5,536)	(4,278)

Effects from changes in plans	(1,493)	(1,076)	—

Amortization of transition obligation	81	274	—

Amortization of prior service cost	166	—	—

Amortization of net actuarial gain	7	(37)	51

Net periodic benefit cost	3,070	3,529	6,088

      The asset allocation for the Company’s pension plans at the end of 2005 and 2004, and the target allocation for 2005, by asset category, follows. The fair value of plan assets for these plans is R$41,987 and R$36,630 at December 31, 2005 and 2004, respectively. The expected long term rates of return on these plan assets were 14.28% and 13.72% for 2005 and 2004, respectively.

		Percentage of
		Plan Assets
		at
	Target	December 31
	Allocation
Asset Category	for 2006 - %	2005	2004

Equity securities	5	5	6

Fixed income	95	95	94

	100	100	100

      The plan investment strategy is based on a long-term macroeconomic scenario. This scenario presents low sovereign risk, moderate economic growth, stable inflation and exchange rates, and moderate interest rates.
      The devised asset mix is composed by fixed income investments and equities. The fixed income target allocation is 95% and equities target allocation is 5%.
      For reconciliation purposes the following effects were recognized:
 Pension expense

	2005	2004	2003

Reversal of pension expenses recorded under BR GAAP	5,518	5,649	5,535

Accounting of pension expenses under U.S. GAAP	(3,070)	(3,529)	(6,088)

U.S. GAAP adjustment on net income	2,448	2,120	(553)

TAM S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AT DECEMBER 31, 2005, 2004 AND 2003 — (Continued)

Pension liability

	2005	2004	2003

U.S. GAAP opening balance	(22,155)	(19,205)	(15,772)

U.S. GAAP pension expense	(3,070)	(3,529)	(6,088)

Employer’s contributions	2,421	1,245	2,430

Change in additional minimum liability	2,231	(615)	1,202

Change in intangible assets	(172)	(51)	(977)

U.S. GAAP closing balance	(20,745)	(22,155)	(19,205)

Shareholders’ equity

	2005	2004

Pension liability under Brazilian GAAP	17,078	13,757

Intangible asset under U.S. GAAP	—	223

Pension liability under U.S. GAAP	(20,745)	(22,155)

U.S. GAAP adjustment on shareholders’ equity	(3,667)	(8,175)

(g)	Derivative instruments
      Under Brazilian GAAP, there is no specific requirement for accounting for derivative instruments. The Company records its financial instruments based on contractual rates, recognized on the accrual basis of accounting.
      Under U.S. GAAP, SFAS No. 133, as amended and interpreted, “Accounting for Derivative Instruments and Hedging Activities”, requires that the Company recognizes all derivatives as assets or liabilities and measures these instruments to fair market value. Changes in market value are included in the Company’s results of operations. No derivative financial instrument of the Company qualified as hedges.
      For reconciliation purposes, the valuation of instruments at fair market value totaled R$(85,606), R$(3,985) and R$(25,063) in results of operations for 2005, 2004 and 2003, respectively. The appropriated effect in the shareholder’s equity at December 31, 2005 was R$(93,561) (December 31, 2004 — R$(7,954)).

(h)	Revenue recognition — Revenues with partnerships with Programa Fidelidade
      Under Brazilian GAAP, revenues related partnership with Programa Fidelidade for frequent flyers are recorded when the points are issued to participants. Under U.S. GAAP, as from 2005, the Company is recognizing revenue earned from selling points into two components, The first component represents the revenue for air transportation sold, which are being valued at current market rate. This revenue is being deferred and recognized over the period the points are expected to be used. The second revenue component, represents the services deemed to have been provided associated with operating the program, which is being recognized when the points are sold.
      For reconciliation purposes, the deferred revenue totaled R$15,185 at December 31, 2005 in results of operations and shareholders’ equity.

TAM S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AT DECEMBER 31, 2005, 2004 AND 2003 — (Continued)

(i)	Stock options plan
      In December 2004, the FASB issued SFAS 123 (Revised) “Share Based Payments” (SFAS 123(R)), which requires companies to expense the value of employee stock option schemes and similar awards based on the grant date fair value of the award. SFAS 123(R) eliminates the option to use APB 25’s intrinsic method of accounting for valuation of share options and similar awards as provided by SFAS 123 as originally issued. In March 2005, the SEC released Staff Accounting Bulletin No. 107 “Share-Based Payment” (“SAB 107”), which provides interpretive guidance related to the interaction between SFAS 123(R) and certain SEC rules and regulations. It also provides the SEC staff’s views regarding valuation of share-based payment arrangements. The grant date fair value of employee share options are estimated using the Black-Scholes option-pricing model. SFAS no. 123R is effective as of the beginning of the first interim or annual reporting period that begins after June 15, 2005. As described in further details below, the Company has granted options to certain employees to purchase stock at prices below market. The market value of the options granted will be recognized for US GAAP purposes as expense over the period in which the services are rendered. Under Brazilian GAAP the stock options do not generate any expense and are recorded as a capital increase only when exercised, in the amount of the exercise price paid.
      On May 16, 2005, the shareholders approved the maximum effect to the Company’s shareholders is 2% of outstanding shares, or 2,857,247 shares, for a share options to be granted to full time employees by the Board of Directors.
      The Board of Directors meeting held on December 21, 2005, granted 715,252 preferred share options under the plan.
      Under the terms of the Plan, the options granted are dividend into three equal amounts and employees may exercise one third of their options after three, four and five years, respectively, if still employed by the company at that time. As of December 31, 2005, 715,252 stock options were outstanding, and none had been canceled. The options contain a “service condition” as vesting and exercisability of the options depends only on the rendering of a defined period of services by the employee. The fair value of the options granted are not reassessed but the compensation cost is reassessed and recognized only for the awards that ultimately vest.
      Stock options were granted initially with an exercise price of R$14.4 per share but the exercise price of future grants will be equal to 80% of the weighted average price of the Company’s preferred shares traded on the São Paulo Stock Exchange 30 days prior to the grant date.
      No amounts have been charged to expense for the options granted as of December 31, 2005.
      At December 31, 2005, the average remaining contractual life of the outstanding options was seven years.
      The Company has opted to accounts for participation in the Plan in accordance with FASB Statement 123(R). Accordingly, compensation cost has been measured as the fair value of the options at

TAM S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AT DECEMBER 31, 2005, 2004 AND 2003 — (Continued)
the stock option grant date. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for 2005:

2005

Risk-free interest rate	5.71%

Exercise price	R$14.4

Dividend yield	0.46%

Volatility factors of the market	36.45%

Stock market price	R$45.0

Expected life of the option	4.01 years
      The weighted average grant date fair value of the stock options granted in 2005 was R$32.94 per share resulting in a total fair value of options granted of R$23,559.
      The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumption including the expected stock price volatility. Because the Company’s employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s option, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

(j)	Dividends
      Under BR GAAP, the Company’s executive officers proposed a dividend distribution from earnings and accrued the dividends.
      Under U.S. GAAP, because this proposal may be ratified or modified at the shareholders meeting, such dividends would not be considered as declared at the year end and, therefore, are not accrued. For purposes of reconciliation, the dividends accrued were reversed, amounting to R$29,405 at December 31, 2005 in the shareholders’ equity.

(k)	Loyalty program
      Under Brazilian GAAP incremental costs relating to redeeming points on the loyalty program are recorded when awards are redeemed.
      Under U.S. GAAP, incremental costs relating to the number of points estimated to be redeemed under the loyalty program are estimated at the time the passenger earns the award points and a related provision is recorded for these future costs. The estimated incremental costs include fuel, food and beverages, payments made for points redeemed on partner airlines, insurance and ticketing costs. As of December 31, 2005 a provision and related expense was recorded for R$13,520 relating to these expenses as they were not material in prior years.

(l)	Earnings per share
      Under Brazilian GAAP, net income per share is calculated on the number of shares outstanding at the balance sheet date. Information is disclosed per lot of one thousand shares because, generally, this is the minimum number of shares that can be traded on the Brazilian stock exchanges. The 10% premium to which preferred shareholders were entitled until May 16, 2005 on distributed earnings is not allocated in calculating EPS under Brazilian GAAP.

TAM S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AT DECEMBER 31, 2005, 2004 AND 2003 — (Continued)
      Under U.S. GAAP, since the preferred and common shareholders have different voting and liquidation rights, basic and diluted earnings per share have been calculated using the “two-class” method, pursuant to SFAS No. 128, “Earnings per Share”, which provides computation, presentation and disclosure requirements for earnings per share. The “two-class” method is an earnings allocation formula that determines earnings per share for preferred and common stock according to the dividends to be paid as required by the Company’s by-laws and participation rights in undistributed earnings. Basic earnings per common share is computed by dividing net income by the weighted-average number of common and preferred shares outstanding during the period, including up to May 16, 2005, the 10% premium allocated to preferred shareholders. Earnings may be capitalized used to absorb losses or otherwise appropriated; consequently, such earnings would no longer be available to be paid as dividends. Therefore, no assurance can be made that preferred shareholders will receive distributed earnings.
      As from May 16, 2005 the preferred shares receive the same dividends as common shares and no longer have the previous preferred share right to a dividend 10% higher than that distributed to common shareholders. In compensation current preferred shares have the right to vote in shareholders’ meetings on limited matters and the right to receive the same price paid to common shareholders in the event of transfer of the Company’s control. The earnings per share information for the year ended December 31, 2005 reflects a proportionate profit allocation based on the period the previous preferred shares were in existence and the balance of the profits are allocated to the current preferred shares:

	2005

		Current	Previous
	Common	Preferred	Preferred
	share	share	share	Total

Basic and diluted numerator

10% premium to previous preferred shareholders	—	—	7,749	7,749

Undistributed earnings allocation	187,086	154,195	77,495	418,776

Total undistributed earnings	187,086	154,195	85,244	426,525

Weighted average number of outstanding shares — basic and diluted (thousands)(*)	59,816	81,331	62,913

Basic and diluted earnings per thousand shares — (whole reais) — R$(*)	3.13	1.90	1.35

(*)	Considering the retroactive effect of share split.
      The stock options which were granted on December 21, 2005 (Note 29(i)) were considered to have an anti-dilutive effect on earnings per share.

	2004

	Common	Preferred
	share	share	Total

Basic and diluted numerator

10% premium to preferred shareholders	—	20,970	20,970

Undistributed earnings allocation	199,372	209,695	409,067

Total undistributed earnings	199,372	230,665	430,037

Weighted average number of outstanding shares — basic and diluted (thousands)(*)	59,816	62,913

Basic and diluted earnings per thousand shares — (whole reais) — R$(*)	3.33	3.67

(*)	Considering the retroactive effect of share split.

TAM S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AT DECEMBER 31, 2005, 2004 AND 2003 — (Continued)

	2003

	Common	Preferred
	share	share	Total

Basic and diluted numerator

10% premium to preferred shareholders	—	32,112	32,112

Undistributed earnings allocation	299,496	321,124	620,620

Total undistributed earnings	299,496	353,236	652,732

Weighted average number of outstanding shares — basic and diluted (thousands)(*)	58,676	62,913

Basic and diluted earnings per thousand shares — (whole reais) — R$(*)	5.10	5.61

(*)	Considering the retroactive effect of share split.

(m) Comprehensive income
      Under Brazilian GAAP, the concept of comprehensive income is not recognized.
      Under U.S. GAAP, SFAS No. 130, “Reporting Comprehensive Income” requires the disclosure of comprehensive income. Comprehensive income is comprised of net income/loss and “other comprehensive income” that include charges or credits directly to equity which are not the result of transactions with owners. In the case of TAM, components of comprehensive income are its net income or loss, changes in additional minimum pension liability and cumulative translation adjustments (Note 29(r)(iii)).

(n)	Income tax and social contribution
      Under Brazilian GAAP, the deferred income tax asset represents the estimated amount to be recovered.
      Under U.S. GAAP, deferred taxes on all temporary tax differences are accrued. Deferred tax assets and liabilities are classified as current or long term, according to the classification of the asset or liability that originated the temporary difference. Deferred income tax assets and liabilities in the same tax jurisdiction are offset among themselves and are not presented at the gross value.
      Up to 2004, for purposes of U.S. GAAP, management had determined that a valuation allowance for TAM S.A. (the holding company), because of the rebuttable assumption of the three years’ taxable income had not been met. During 2005, TAM S.A. met the assumptions of the three years’ taxable income, and the projections are sufficient to justify recording the assets. Therefore, management believes that TAM S.A. will more likely than not, realize the associated benefits. For purposes of reconciliation, management has reversed the valuation allowance previously recognized.
      In addition for the purpose of reconciliation to U.S. GAAP, the benefits (expenses) of income tax related to U.S. GAAP adjustments were recognized.
      Together, these adjustments amounted to R$ (107,167), R$(39,628) and R$(225,810) in 2005, 2004 and 2003, respectively in the statements of operations. The aggregate net deferred tax assets reflected in the shareholder’s equity at December 31, 2005 was R$13,038 (December 31, 2004 — R$120,206). No valuation allowance has been provided on the deferred tax assets because management believes that these benefits will, more likely than not, be realized.

TAM S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AT DECEMBER 31, 2005, 2004 AND 2003 — (Continued)

(o)	Classification of statement of operations line items
      Under Brazilian GAAP, the classification of certain income and expense items is presented differently from U.S. GAAP. The consolidated statement of operations under Brazilian GAAP has therefore been reclassified to present a condensed consolidated statement of operations in accordance with U.S. GAAP (Note 29 (r)(ii)), Reclassifications are summarized as follows:

•	Interest income and expense and other financial charges reported within operating income in the statement of operations presented under Brazilian GAAP have been reclassified to non-operating income (expenses) in the condensed consolidated statement of operation in accordance with U.S. GAAP.

•	Under Brazilian GAAP, gains and losses on the disposal of property, plant and equipment and investments or impairment of fixed assets are classified as non-operating income (expense) while under U.S. GAAP they are classified as an adjustment to operating income.

•	The net income differences between Brazilian GAAP and U.S. GAAP, as detailed in the reconciliation in Note 29(q), were incorporated in the statement of operations in accordance with U.S. GAAP.

•	Cost of services rendered and operating income (expenses) under U.S. GAAP have been presented by type of expense, following disclosure standards used by the airline industry.

(p)	Classification of balance sheet line items
      Under Brazilian GAAP, the classification of certain balance sheet items is presented differently from U.S. GAAP. The Company has recast its consolidated balance sheet under the Brazilian GAAP to present a condensed consolidated balance sheet in accordance with U.S. GAAP. The reclassifications are summarized as follows:

•	Under BR GAAP, according to Normas e Procedimentos de Contabilidade No, 20 - “Demonstração dos Fluxos de Caixa” cash and cash equivalents consist principally of highly liquid cash deposits and marketable securities, but there is no requirement that there is insignificant potential changes in value because of interest rate change nor is there a maximum 90 day original period to maturity.

•	Under U.S. GAAP, the Company’s funds are considered to be subject to potential change in value due to changes in interest rates or have underlying securities with original maturities greater than 90 days. Therefore, under U.S. GAAP, such multi market funds were classified under marketable securities in the balance sheet,

•	Under U.S. GAAP, certain deferred charges were reclassified to property, plant and equipment, according to their nature.

•	Under Brazilian GAAP, deferred income taxes are not netted and assets are presented separately from liabilities. For U.S. GAAP purposes, deferred tax assets and liabilities are netted and classified as current or non-current based on the classification of the underlying temporary difference.

•	Under Brazilian GAAP, share issuance costs directly related to the public equity offering were expensed. Under U.S. GAAP, such costs are reclassified to additional paid in capital.

TAM S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AT DECEMBER 31, 2005, 2004 AND 2003 — (Continued)

(q)	Net income reconciliation of the differences between Brazilian GAAP and U.S. GAAP
     Net income

	Ref.
	Note 29	2005	2004	2003

Net income under Brazilian GAAP		187,374	341,132	173,804

Reversal of revaluation depreciation	(c)(i)	3,852	7,584	33,103
Lease contracts

Depreciation of capitalized finance lease	(c)(ii)	(127,810)	(115,652)	(102,531)

Foreign exchange variation on finance lease	(c) (ii)	329,638	288,557	740,127

Interest expense on finance lease	(c)(ii)	(139,876)	(130,068)	(111,543)

Reversal of gains on change in type of lease	(c)(ii)	—	(353,279)	—

Write-off of capitalized finance lease	(c)(ii)	(4,499)

Reversal of operating lease expense	(c)(ii)	327,543	329,558	263,504

Total lease contracts		384,996	19,116	789,557

Amortization/(reversal) of gain on sale-leaseback transactions, net	(c)(iv)	39,759	99,478	(101,062)

Depreciation of additional indexation of permanent assets for 1996 and 1997	(b)	(102)	(116)	(136)

Reversal of goodwill amortization	(e)(i)	1,341	2,291	4,457

Pension plan	(f)	2,448	2,120	(553)

Common control — Mercosur	(e)(ii)	8,870	2,045	4,669

Fair value of derivative instruments	(g)	(85,606)	(3,985)	(25,063)

Public equity offering	(o)	19,465	—	—

Revenue recognition on partnerships with Programa Fidelidade	(h)	(15,185)	—	—

Loyalty program	(k)	(13,520)	—	—

Deferred income tax and social contribution on adjustments above	(n)	(107,167)	(39,628)	(225,810)

Minority interest on adjustments above		—	—	(235)

Net income under U.S. GAAP		426,525	430,037	652,731

TAM S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AT DECEMBER 31, 2005, 2004 AND 2003 — (Continued)
Shareholders’ equity

	Ref,
	Note 29	2005	2004

Shareholders’ equity under Brazilian GAAP		760,087	190,797

Reversal of revaluation, net	(c)(i)	(161,196)	(137,669)

Lease contracts	(c)(ii)	330,694	(54,302)

Deferral of gain on sale-leaseback transaction	(c)(iv)	(245,445)	(285,204)

Business combination (Mercosur)	(e)(ii)	11,828	11,828

Additional indexation of permanent assets for 1996 and 1997, net of depreciation	(b)	156	258

Reversal of goodwill amortization	(e)(i)	8,246	6,904

Pension plan	(f)	(3,667)	(8,175)

Fair value of derivative instruments	(g)	(93,561)	(7,954)

Revenue recognition on partnerships with Programa Fidelidade	(h)	(15,185)	—

Deferred income tax and social contribution on adjustments above	(n)	13,038	120,206

Reversal of dividends proposed(*)	(j)	29,405

Minority interest on adjustments above		(729)	(729)

Loyalty program	(k)	(13,520)	—

Shareholders’ equity (deficit) under U.S. GAAP(*)		620,151	(164,040)

(*)	Under its By-laws and assuming that the Company’s financial condition is sufficient, the Company is required to pay a minimum dividend of 25% of adjusted net income calculated as i) Brazilian GAAP net income, less ii) allocation to legal reserve, less iii) allocation to contingency reserve, less iv) allocation to unrealized profits reserve plus v) realization of revaluation reserve. On February 10, 2006 the Board of Directors proposed a minimum dividend of R$29,405. Assuming the Board of Director’s proposal does not change, the shareholders’ meeting would normally approve the Brazilian GAAP financial statements and the dividend proposal.

TAM S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AT DECEMBER 31, 2005, 2004 AND 2003 — (Continued)

(r)	Condensed consolidated financial statements under U.S. GAAP
      Based on the reconciliation items and description above, the condensed consolidated balance sheet, condensed consolidated statement of operations and condensed statement of changes in shareholders’ equity of TAM, under U.S. GAAP, are as follows:

(i) Condensed consolidated balance sheet under U.S. GAAP

	2005	2004

Assets
Current assets

Cash and cash equivalents and marketable securities	995,452	296,861

Customers accounts receivable (net of allowance for doubtful accounts — R$31,536 and R$ $30,400, respectively)	763,165	553,329

Inventories	104,565	94,102

Taxes recoverable	43,035	26,843

Prepaid expenses	120,013	116,037

Deferred income tax and social contribution	80,061	39,897

Other	122,753	46,110

Total current assets	2,229,044	1,173,179

Long-term assets

Deferred income tax and social contribution	122,995	269,451

Deposits in guarantee	118,660	123,073

Judicial deposits	55,877	47,937

Other	12,466	14,614

	309,998	455,075

Investments

Goodwill	9,680	9,679

Other investments	70	70

Property, plant and equipment	3,507,855	3,350,979

	3,517,605	3,360,728

Total assets	6,056,647	4,988,982

TAM S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AT DECEMBER 31, 2005, 2004 AND 2003 — (Continued)

	2005	2004

Liabilities and shareholders’ equity
Current liabilities

Suppliers	282,048	264,216

Obligations under finance lease and lease payable	342,983	361,648

Short-term debt, including current portion of long-term debt	118,448	119,577

Debentures	26,109	23,619

Taxes and tariffs payable	35,156	49,345

Advance ticket sales	557,647	367,335

Salaries and payroll charges	134,048	121,104

Deferred gain on sale-leaseback	32,085	81,352

Income tax and social contribution payable	27,073	3,072

Other	237,613	91,002

	1,793,210	1,482,270

Long-term liabilities

Obligation under finance lease	2,502,424	2,810,394

Long-term debt	151,405	30,975

Debentures	33,244	51,529

Return of Fokker 100 fleet	85,004	110,225

Provision for contingencies	654,101	449,999

Deferred gain on sale-leaseback	213,360	203,852

Other	1,905	11,751

	3,641,443	3,668,725

Minority interest	1,843	2,027

Shareholders’ equity (deficit)	620,151	(164,040)

Total liabilities and shareholders’ equity	6,056,647	4,988,982

TAM S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AT DECEMBER 31, 2005, 2004 AND 2003 — (Continued)

(ii) Consolidated statement of operations under U.S. GAAP

	2005	2004	2003

Net operating revenue	5,633,580	4,520,371	3,666,402
Operating expenses

Personnel	666,243	543,605	426,120

Fuel	1,694,977	1,066,731	801,550

Aircraft and flight equipment lease	299,819	321,476	365,045

Selling and marketing	868,124	656,326	543,992

Landing, take-off and navigational tariffs	233,010	185,773	160,814

Depreciation and amortization	206,215	193,238	203,501

Maintenance	356,274	389,186	380,769

Services rendered by third parties	356,416	360,461	305,597

Aircraft insurance	39,644	52,714	76,810

Other	300,961	258,133	172,212

Operating income	611,897	492,728	229,992

Financial income (expenses), net	32,345	137,308	727,428

Income taxes and minority interest	644,242	630,036	957,420

Income tax and social contribution	(217,602)	(199,328)	(304,213)

Income before minority interest	426,640	430,708	653,207

Minority interest	(115)	(671)	(476)

Net income for the year	426,525	430,037	652,731

(iii)	Condensed statement of shareholders’ equity movement under U.S. GAAP

	2005	2004

At beginning of year	(164,040)	(591,366)

Capital increase	33,160	—

Premium on subscription of shares	350,782	—

Share issuance cost	(19,465)	—

Cumulative translation adjustment	(8,870)	(2,045)

Changes in minimum pension liability	2,059	(666)

Net income	426,525	430,037

Comprehensive income	419,714	427,326

At end of year	620,151	(164,040)

(s)	Business segments
      Under Brazilian GAAP, no separate segment reporting is required,
      Under U.S. GAAP, SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information”, defines operating segments as components of an enterprise for which separate financial information is available and evaluated regularly for assessing segment performance and allocating resources

TAM S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AT DECEMBER 31, 2005, 2004 AND 2003 — (Continued)
to segments. Measures of profit or loss, total assets and other related information are required to be disclosed for each operating segment. In addition, this standard requires the annual disclosure of information concerning revenues derived from the enterprise’s products or services, countries in which revenues or assets are generated, and major customers.
      SFAS No. 131 requires that segment data be presented in the U.S. GAAP financial statements in accordance with the internal information that is used by management for operating decision making, including allocation of resources among segments, and segment performance. This information results from the statutory accounting records kept under Brazilian GAAP. The Company considers that it has only one reportable segment.

(t) Additional disclosures

(i) Advertising costs
      Advertising costs, which are included in selling expenses totaled R$58,705, R$40,836 and R$24,565 in 2005, 2004 and 2003, respectively.

(u) Recently issued accounting pronouncements
      The FASB recently issued a number of SFAS and interpretations; neither of the standards or interpretations described below had or are expected to have a material impact on the financial position and results of operations of the Company.
      In November 2004, the FASB issued SFAS 151, Inventory Costs an amendment of ARB 43, Chapter 4, which addresses inventory pricing. This statement clarifies the accounting for abnormal amounts of idle facility expenses, freight, handling costs, and spoilage. Under previous guidance, paragraph 5 of ARB 43, items such as idle facility expense, excessive spoilage, double freight, and rehandling costs that are considered to be “so abnormal” are treated as current period charges. This statement requires that those items be recognized as current-period charges regardless of whether they meet the criterion of “so abnormal.” In addition, this Statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The provisions of this Statement shall be effective prospectively for inventory costs incurred during fiscal years beginning after June 15, 2005.
      In December 2004, the FASB issued SFAS 153, “Exchanges of Nonmonetary Assets — an amendment of APB 29”, to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. SFAS 153 is effective for nonmonetary assets exchanges occurring in fiscal periods beginning after June 15, 2005.
      In March 2005, the FASB issued FASB Interpretation 47, “Accounting for Conditional Asset Retirement Obligations”. This statement requires companies to recognize a liability for the fair value of a legal obligation to perform asset retirement obligations that are conditional on a future event if the amount can be reasonably estimated. This statement becomes effective on December 31, 2005. Management has previously evaluated the application of FASB Statement 143 to its operations and concluded that no material effects would be expected. Management will consider this Interpretation from 2005 in the event a conditional asset retirement obligation arises.
      In June 2005, the FASB issued SFAS 154, “Accounting Changes and Error Corrections, a replacement of APB 20 and FASB Statement 3”. SFAS 154 requires retrospective application to financial statements of prior periods for changes in accounting principles as if such principles had always been used.

TAM S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AT DECEMBER 31, 2005, 2004 AND 2003 — (Conclusion)
The cumulative effect of the change is reflected in the carrying value of assets and liabilities as of the first period presented and the offsetting adjustments are recorded to opening retained earnings. This statement is effective January 1, 2006. The Company will apply this statement as of January 1, 2006 as such changes in accounting principles occur.
      In July 2005, the FASB issued FSP No. APB 18-1, “Accounting By an Investor for Its Proportionate Share of Accumulated Other Comprehensive Income of an Investee Accounted for Under The Equity Method in Accordance with APB Opinion No. 18 Upon a Loss of Significant Influence”, which requires that when equity method accounting ceases upon the loss of significant influence of an investee, the investor’s proportionate share of the investee’s other comprehensive income should be offset against the carrying value of the investment. To the extent this results in a negative carrying value, the investor should adjust the carrying value to zero and record the residual balance through earnings. The Company will apply this Statement in the fiscal period beginning January 1, 2006 as the need arises.
      In November 2005, the FASB issued FSP FAS 115-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments”, which outlines a three-step model for identifying investment impairments in debt and equity securities within the scope of Statement 115 and cost-method investments. The three steps involve (1) determining whether the investment is impaired, (2) evaluating whether the impairment is other-than-temporary, and (3) if the impairment is other-than-temporary, recognizing an impairment loss. The FSP carries forward the disclosure requirements of issue 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments.” The Company will begin applying this guidance as of January 1, 2006 as circumstances arise.
*     *     *

Seattle
Portland
Minneapolis
Salt Lake City
Chicago
Detroit
New York
Boston
Philadelphia
Baltimore
St. Louis
San Francisco
Las Vegas
Denver
Indianapolis
Washington D.C.
San Jose
Los Angeles
Nashville
Atlanta
Phoenix
San Diego
Dallas
New Orleans
Houston
Tampa
Jacksonville
Orlando
Miami
Paris
Strasbourg
Nantes
Lyon
Bordeaux
Montpellier
Nice
Toulouse
Marseille
Macapá
Trombetas
Santarém
Belém
São Luiz
Manaus
Parintins
Altamira
Marabá
Imperatriz
Fortaleza
Fernando de Noronha
Natal
Teresina
Juazeiro do Norte
João Pessoa
Carajás
Araguaína
Petrolina
Recife
Maceió
Porto Velho
Alta Floresta
Palmas
Aracaju
Ji-Paraná
Sinop
Lençóis
Salvador
Cuiabá
Brasília
Montes Claros
Ilhéus
Comandatuba
Goiânia
Porto Seguro
Sta Cruz de la Sierra
Rondonópolis
Cochabamba
Corumbá
Uberlândia
Belo Horizonte
Governador Valadares
Campo Grande
Vitória
S.J.Rio Preto
Ribeirão Preto
Marília
Campos
Dourados
Campinas
Macaé
Londrina
Rio de Janeiro
Cascavel
São Paulo
Asunción
Foz do Iguaçu
Ciudad del Este
Curitiba
Joinville
Navegantes
Florianópolis
Caxias do Sul
Santo Ângelo
Porto Alegre
Montevidéu
Santiago
Buenos Aires
ROUTES
DOMESTIC ROUTES
COMMERCIAL DEALS
INTERNATIONAL ROUTES
TAM MERCOSUR
CODE SHARE

ROUTES • DOMESTIC ROUTES • COMMERCIAL DEALS • INTERNATIONAL ROUTES • CODESHARE

TAM S.A.
Av. Jurandir, 856 - Lote 4 - 04072-000
São Paulo - SP - Brasil
      Through and including April 4, 2006 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.